EXHIBIT 1

2009 Annual Report

2009 Annual Report

Five Year Financial Highlights

	(in US$ millions except share and per share data or as otherwise indicated)
	2009	2008	2007	2006	2005

Revenue	6,635.6	7,825.6	7,510.2	6,803.7	5,900.5
Net earnings (loss)	856.8	1,473.8	1,095.8	227.5	(446.6)
Total assets	28,402.8	27,305.4	27,941.8	26,576.5	27,542.0
Common shareholders’ equity	7,391.8	4,866.3	4,063.5	2,662.4	2,448.2
Common shares outstanding – year-end (millions)	20.0	17.5	17.7	17.7	17.8
Increase (decrease) in book value per share	32.9%	21.0%	53.2%	9.2%	(15.5%)
Per share
Diluted net earnings (loss)	43.75	79.53	58.38	11.92	(27.75)
Common shareholders’ equity	369.80	278.28	230.01	150.16	137.50
Dividends paid	8.00	5.00	2.75	1.40	1.40
Market prices
TSX – Cdn$
High	417.35	390.00	311.87	241.00	218.50
Low	272.38	221.94	195.25	100.00	158.29
Close	410.00	390.00	287.00	231.67	168.00
TSX/NYSE – US$
High	393.00	355.48	310.34	209.00	179.90
Low	211.01	210.50	169.41	88.87	126.73
Close	393.00	313.41	286.13	198.50	143.36

Please see the Consolidated Financial Summary on page 180, which shows
Fairfax’s financial highlights since inception in 1985.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Profile

Fairfax Financial Holdings Limited is a financial services holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in book value per share over the long term. The company has been under present management since September 1985.

Canadian insurance

Northbridge Financial, based in Toronto, provides property and casualty insurance products through its Commonwealth, Federated, Lombard and Markel subsidiaries, primarily in the Canadian market as well as in selected U.S. markets. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2009, Northbridge’s net premiums written were Cdn$1,054.4 million. At year-end, the company had shareholders’ equity of Cdn$1,410.9 million and there were 1,622 employees.

U.S. insurance

Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiary Seneca Insurance provides property and casualty insurance to small businesses and certain specialty coverages. Since January 1, 2006, the specialty niche property and casualty and accident and health insurance business formerly carried on by Fairmont Insurance is being carried on as the Fairmont Specialty division of C&F. In 2009, C&F’s net premiums written were US$716.4 million. At year-end, the company had statutory surplus of US$1,628.2 million (shareholders’ equity of US$1,517.7 million on a US GAAP basis) and there were 1,345 employees.

Asian insurance

First Capital, based in Singapore, writes property and casualty insurance primarily to Singapore markets. In 2009, First Capital’s net premiums written were SGD 131.6 million (approximately SGD 1.4 = US$1). At year-end, the company had shareholders’ equity of SGD 262.7 million and there were 93 employees.

Falcon Insurance, based in Hong Kong, writes property and casualty insurance to niche markets in Hong Kong. In 2009, Falcon’s net premiums written were HK$288.9 million (approximately HK$7.8 = US$1). At year-end, the company had shareholders’ equity of HK$452.8 million and there were 89 employees.

Reinsurance

OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as specialty insurance business, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2009, OdysseyRe’s net premiums written were US$1,893.8 million. At year-end, the company had statutory surplus of US$3,512.8 million (shareholders’ equity of US$3,555.2 million on a US GAAP basis) and there were 721 employees.

Advent, based in the U.K., is a reinsurance and insurance company, operating through Syndicates 780 and 3330 at Lloyd’s, focused on specialty property reinsurance and insurance risks. In 2009, Advent’s net premiums written were US$277.0 million. At year-end, the company had shareholders’ equity of US$165.6 million and there were 52 employees.

Polish Re, based in Warsaw, Poland, writes reinsurance business in the Central and Eastern European regions. In 2009, Polish Re’s net premiums written were PLN 244.4 million (approximately PLN 2.9 = US$1). At year-end, the company had shareholders’ equity of PLN 233.7 million and there were 41 employees.

Group Re primarily constitutes the participation by CRC (Bermuda) and Wentworth (based in Barbados) in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms and pricing as the third party reinsurers. Group Re also writes third party business. In 2009, Group Re’s net premiums written were US$263.7 million. At year-end, the Group Re companies had combined shareholders’ equity of US$332.7 million.

Runoff

The runoff business comprises the U.S. runoff group and the European runoff group. The U.S. runoff group consists of the company resulting from the December 2002 merger of TIG and International Insurance and the Fairmont legal entities placed in runoff on January 1, 2006. At year-end, the merged U.S. company had shareholders’ equity of US$1,110.5 million (statutory surplus of US$750.4 million). The European runoff group consists of RiverStone Insurance UK and nSpire Re. At year-end, this group had combined shareholders’ equity (including amounts related to nSpire Re’s financing of Fairfax’s U.S. insurance and reinsurance companies) of US$1,255.9 million.

The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage runoff under the RiverStone name. At year-end, TRG/RiverStone had 139 employees in the U.S., located primarily in Manchester, New Hampshire, and 58 employees in its offices in the United Kingdom.

Other

Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.

Notes:

(1)	All companies are wholly owned. Northbridge Financial became wholly owned in February 2009, Advent in September 2009 and OdysseyRe in October 2009.

(2)	The foregoing lists all of Fairfax’s operating subsidiaries. The Fairfax corporate structure also includes a 26% interest in ICICI Lombard (an Indian property and casualty insurance company), a 40.5% interest in Falcon Thailand, a 22.7% interest in PTU S.A. (a Polish property and casualty insurance company), a 20.0% interest in Singapore Re, an approximate 20% interest in Arab Orient Insurance (a Jordanian company), an approximate 20% interest in Alliance Insurance (a Dubai, U. A. E. company), and investments in International Coal Group (27.7%), The Brick (12.8%), Cunningham Lindsey (43.6%) and Ridley (71.0%). The other companies in the Fairfax corporate structure, principally investment or intermediate holding companies (including companies located in various jurisdictions outside North America), are not part of these operating groups; these other companies had no insurance, reinsurance, runoff or other operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

To Our Shareholders:

We ended the first decade of the 21st century with one of our best years ever. Our book value per share increased by 35% to $369.801 per share (including the $8.00 per share dividend paid in 2009). Common shareholders’ equity increased from $4.9 billion at December 31, 2008 to $7.4 billion at December 31, 2009 – an increase of $2.5 billion (of which $1.0 billion was new capital raised for the privatization of OdysseyRe). In the financial crisis years of 2008/2009, common shareholders’ equity increased from $4.1 billion to $7.4 billion – an increase of $3.3 billion – resulting in an increase in book value per common share of 61%, not including dividends – far more than any company in our industry! This increase in shareholders’ equity, together with the decrease in net premiums written due to the soft markets, has resulted in a build up of very significant excess capital in our insurance and reinsurance subsidiaries.

In 1985, we began with $30 million in assets and $7.6 million in common equity. We ended 2009, 24 years later, with $28 billion in assets and $7.4 billion in common equity – almost 1,000 times higher than when we began. More importantly, since inception, book value per share has compounded by 26% per year, while our common stock price has followed at 22% per year.

Over the past decade, which included six of our biblical seven lean years (1999-2005), book value per share increased by 2.4 times or 9% per year (excluding dividends) – shy of our objective of 15% but significantly better than the S&P500 (a negative 1.0% per year) and among the top performers in our industry, which was impacted by huge catastrophes (September 11, 2001, significant U.S. hurricane activity in 2004, 2005 and 2008) and the financial crisis in 2008.

Our performance in the past three years allowed us to privatize Northbridge and, recently, OdysseyRe. Our three largest companies are now once again 100% owned – for the first time since we took OdysseyRe public in 2001. We took OdysseyRe public at $18.00 per share and privatized it at $65.00 per share – a 17.3% return (including dividends) for OdysseyRe’s public shareholders over approximately eight years, versus a negative return of 0.7% for the S&P500 during the same period. Our offer of $65.00 per share was unanimously recommended by the Independent Committee of the Board of OdysseyRe, which had retained Sandler O’Neill as its financial advisor. OdysseyRe continues to be excellently run by Andy Barnard as CEO and Brian Young as COO. Also during the year, we privatized Advent at £2.20 per share. You will remember that we have known Brian Caudle and Advent since 2000. Our offer was unanimously recommended by the Advent Board of Directors. Brian Caudle continues as Chairman and we welcome Keith Thompson (CEO), Trevor Ambridge (Managing Director) and all the Advent employees to the Fairfax family.

We maintained a very strong financial position in spite of these privatizations as we financed the OdysseyRe purchase with 100% equity by issuing 2.9 million shares at $347.00 per share for $1 billion, the largest equity issue in our history. Also during the year, we did our first Canadian bond issue (Cdn$400 million at 7.5% with a 10-year maturity) and – also in Canada – our first public perpetual redeemable preferred issue (Cdn$250 million at 5.75% for the first 5 years). We ended the year with $1.2 billion in cash and marketable securities at the holding company.

P&C companies can be cash flow machines when disciplined underwriting is combined with excellent long term investing. The normalized annual free cash flow generation capability of our three largest companies is now in the area of $500 million to $1 billion and over time will be a very significant positive for Fairfax.

The results of our major subsidiaries in 2009 are shown below:

			Return on
		Net	Average
	Combined	Earnings	Shareholders’
	Ratio	after Tax	Equity

Northbridge	105.9%	91.8	7.0%
Crum & Forster	104.1%	212.7	17.7%
OdysseyRe	96.7%	486.9	15.1%
Fairfax Asia	82.6%	38.3	13.3%

On a consolidated basis, Fairfax had a combined ratio of 99.8% in 2009, in spite of soft markets across the world. More on the individual company combined ratios later. Fairfax Asia continues to become more significant for us.

1Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $millions except as otherwise indicated.

The table below shows our major subsidiaries’ growth in book value over the past eight years (adjusted by including distributions to shareholders). All four of these companies have compounded book values at very attractive rates (recognize that book value includes meaningful unrealized gains).

	2001 – 2009
	Annual Compound
	Growth Rate

Northbridge	18.6%
Crum & Forster	19.0%
OdysseyRe	22.7%
Fairfax Asia	24.8%	*

*	2002 – 2009 as Fairfax Asia began in 2002 with the purchase of First Capital.

Our investment team had another excellent year in 2009. After earning a total return of 16.4% in 2008 on our investment portfolios, we had a total return of 12.2% in 2009. The total return (including unrealized gains and losses) on our investment portfolios includes our credit default swap positions and our equity hedges in both years. Our common stock and bond portfolios did very well in 2009. Total interest and dividend income and net investment gains in 2009 (including at the holding company) were $1.6 billion after recording $340 million in other than temporary impairments and $308 million of mark-to-market losses. Interest and dividend income increased in 2009 to $713 million from $626 million in 2008 but net investment gains decreased to $945 million from an extraordinary $2.6 billion in 2008. Our results in 2008/2009 are quite exceptional – no other company in the industry has even come close to matching them – and it is highly unlikely we will ever repeat them in the future! A standing ovation again to our small investment team.

The table below shows the increase in pre-tax interest and dividend income since we began in 1985 – in total and on a per share basis.

	Interest and
	dividend
	income	Per share

1985	3.4	$0.70
1990	17.7	2.35
2000	534.0	40.54
2009	712.7	38.94

In 2009, for the first time ever, a significant portion of our pre-tax investment income (approximately $241 million) was derived from U.S. “Muni” bonds, the majority of which are taxed at very low rates (approximately 5%). On an apples to apples basis, converting this low tax rate income to fully taxed pre-tax equivalent income results in investment income from “Munis” being approximately $350 million. Total investment income in 2009, on a pre-tax equivalent basis, increases from $713 million to approximately $822 million or approximately $40 per currently outstanding share.

Realized and unrealized gains have fluctuated over time, but have been a major source of earnings and capital for Fairfax over the years, as shown in the table below.

	Realized and
	unrealized
	gains (losses)	Per share

1985	0.5	$0.10
1990	(26.5)	(3.52)
2000	843.2	64.01
2009	2,021.2	110.44

In fact, realized and unrealized gains have contributed $10.2 billion pre-tax to capital since we began in 1985. These gains, while unpredictable, are a major source of strength to Fairfax, as they add to our capital base and the increased

FAIRFAX FINANCIAL HOLDINGS LIMITED

capital can be used to internally finance our expansion. As we have explained many times before, the unpredictable timing of these gains makes our quarterly (or even annual) earnings and book value quite volatile, as we saw in 2009.

	Earnings (loss) per share	Book value/share

First quarter	$(3.55)	$255	($278 as of December 31, 2008)
Second quarter	15.56	316
Third quarter	30.88	372
Fourth quarter	1.65	370

No quarterly (or yearly) guidance from us!

The investment section in the MD&A gives you a lot more detail on our long term investment record.

Last year gave us an outstanding opportunity to add to our investment holdings of excellent companies with fine long term track records. All things being equal, we expect to hold these common stocks for the very long term.

	As of December 31, 2009
	Shares owned	Cost per	Amount	Market
	(millions)	share	invested	value

Wells Fargo	20.0	$19.36	388	540
Johnson & Johnson	7.6	61.00	463	488
US Bancorp	15.9	16.27	258	356
Kraft Foods	10.7	26.55	285	291

Wells Fargo, as you know, is a wonderful bank in the U.S. with an outstanding long term track record. In the financial crisis of 2008/2009, it seized the opportunity to double its size (without much overlap) through the purchase of Wachovia Corporation, while increasing its shares outstanding by only about a quarter. Today it has more than 70 million customers in the U.S. with a net interest margin of 4.3%, the highest among the major U.S. banks. With 80+ separate businesses, cross selling at least six products per customer and a funding base of $800 billion in deposits at a cost of 40 basis points – all embedded in a risk averse culture under John Stumpf’s leadership – Wells Fargo is well positioned for strong growth over the next decade and we expect to be a major beneficiary.

US Bancorp is, similar to Wells Fargo, an outstanding bank with a great track record. Like Wells Fargo, it has benefited from the financial crisis by making many tuck-in acquisitions (FDIC assisted). It also has a very profitable payments processing division with worldwide expansion prospects. Under Richard Davis’ leadership and with its risk averse culture, we expect to be a major beneficiary in the next decade. We continue to like Johnson & Johnson and we believe that Kraft Foods will, over time, benefit greatly from its purchase of Cadbury’s (one example – Cadbury’s has a distribution network of over 1 million stores in India!). All these are very high quality companies selling at modest multiples compared to their past and relative to the S&P500!

We expect to hold these investments for a long period and if we are right, unrealized gains will become a significant portion of our equity base (at year-end 2009 it was already significant at $747 million after tax). A side benefit will be a smaller tax bill (until we sell), since gains generally compound tax free while we hold the investments.

In 2009, Fairfax continued to grow internationally. We began a new insurance venture in the vibrant Brazilian market with a team led by a highly respected and successful Brazilian insurance executive, Jacques Bergman. Jacques has one of the best track records in the Brazilian commercial insurance market. We look forward to working with Jacques, as President of Fairfax Brasil, and with the many accomplished professionals on his management team, and we welcome them to the Fairfax family. A big thank you to Jan Christiansen and Brad Martin who spearheaded this project.

Also, after years of looking, we were pleased to partner with Alltrust Insurance Company of China, one of the leading private insurers in China, by acquiring a 15% interest. Alltrust has shown excellent growth over the last five years and we look forward to working with Alltrust’s Chairman, Henry Du, and his accomplished management team to further develop their business, much like we have done with our joint venture in India, ICICI Lombard General Insurance. Alltrust has been profitable since its inception and has over RMB 1 billion in capital (US$150 million). The company has a national network across China with 25 provincial branches and 150 sub-branches and approximately 4,000 employees. A big thank you to Jim Dowd, Sam Chan and Leo Liu, who have worked on this project for the past five years.

Today, through OdysseyRe and our primary insurance operations, Fairfax operates in over 100 countries worldwide. In fact, about 25% of our net premiums written come from outside North America – and this does not include premiums from our equity interests in insurance operations in India, China and the Middle East.

Our performance in 2009 continued to raise our ratings. A.M. Best affirmed our financial strength ratings at the A level and S&P raised Fairfax’s debt rating to investment grade and Crum & Forster’s financial strength rating to A–. We are focused on raising our debt ratings to the A level over time and maintaining them there. This was why we financed the privatization of OdysseyRe by issuing $1 billion in common equity, and we expect to continue to maintain a minimum of A level financial strength.

As stock markets increased significantly from March 9, 2009 levels, our internal worst case testing resulted in our hedging 25% of our equity exposure through the short sale of S&P500 indices in the third quarter (increased to 30%, principally due to a reduction in our common stock positions in the fourth quarter). At year-end 2009, our insurance and reinsurance companies are sufficiently capitalized to withstand a significant drop in the stock market plus a major U.S. catastrophe without requiring additional capital from the holding company (which has $1.2 billion for these purposes). We continue to be focused on withstanding the worst. No access to the Fed or Bank of Canada window for us!

On September 23, 2010, we will be celebrating Fairfax’s 25th anniversary. With lots of good fortune, hard work and an outstanding team culture, at the end of 2009 our book value per share had increased 243 times and our stock price had followed suit, increasing 126 times – with one year yet to go! Talking about the long term, my favourite company from the past is the British East India Company which began in 1600 and lasted the better part of 250 years! The Queen was one of its major shareholders and imagine my shock when I read that its objective was to make 20% on invested capital. The more things change. . . .
A Governor of The Honourable Company (as it was known) was once asked what the reasons for its success were. “Two words”, he said, “Frenetic Inactivity”. 250 years is perhaps too long even for you, our long term shareholders!!

Speaking of the long term and why there is no place for complacency in business, AIG’s history is quite instructive. It took AIG 89 years to accumulate almost $100 billion in shareholders’ capital and one year (2008) to lose it all. Frightening! Recently, with my family, I visited the high school I graduated from some 45 years ago in Hyderabad, India. Through all the nostalgia, I was shocked to see the school’s motto clearly on the main wall. “Be Vigilant”, it said. And I thought I got it from reading Security Analysis by Ben Graham!!

The Insurance Cycle

The unexpected happened. In spite of the major investment problems suffered by the leading lights in the insurance industry, no credit event occurred as the U.S. government bailed them out. As the investment markets all recovered in 2009, the P&C insurance pricing environment, particularly in the U.S., continued to be soft. If this happened, as I said in last year’s annual report, count on us shrinking our business further – and we did! We are not focused on the top line (market share) but on underwriting profitability and the bottom line.

Insurance and Reinsurance Operations

				Net Premiums
	Combined Ratio			Written
	Year Ended December 31,			% Change in
	2009	2008	2007	2009

Northbridge	105.9%	103.5%	96.5%	(15.5)%
Crum & Forster	104.1%	117.6%	93.5%	(18.4)%
Fairfax Asia	82.6%	91.8%	70.4%	47.9%
OdysseyRe	96.7%	101.3%	95.5%	(6.7)%
Other reinsurance	98.1%	116.6%	95.8%	174.1%

Consolidated	99.8%	106.2%	94.9%	(1.1)%

With no major hurricanes in 2009 but a continued soft market, Fairfax had a consolidated combined ratio just below 100% – with conservative reserving. We benefited from there being no major catastrophes in 2009 – catastrophes

FAIRFAX FINANCIAL HOLDINGS LIMITED

cost us 3.8 combined ratio points versus 10.3 combined ratio points in 2008 (of which 2.6 points in 2009 and 5.4 points in 2008 related to OdysseyRe). As discussed in the MD&A, the weak economy, soft insurance pricing and higher expense ratios due to declining insurance volumes all impacted our combined ratios in 2009 – particularly in our primary operations in Canada and the U.S. We have said many times in the past that in soft insurance markets, we will let the business go and accept higher expense ratios but we will not underwrite at a loss. Our companies are doing exactly that. It is very easy to fool yourself by writing loss making business and not reserving properly. Our Presidents and officers are very focused on not doing that. Northbridge’s combined ratio was impacted adversely by 1.9% from an increased expense ratio simply due to a decrease in net premiums earned and by several large incurred losses in its small-to-medium accounts and trucking accounts. Similar to Northbridge, Crum & Forster’s combined ratio was impacted adversely by 3% from an increased expense ratio due to a decrease in net premiums earned. All of our insurance and reinsurance companies continued to build significant excess capital in 2009. They are very well capitalized, as shown below for our major subsidiaries.

				Net
				Premiums
				Written/
	Net Premiums	Statutory		Statutory
	Written	Surplus		Surplus

Northbridge	928.7	1,411.3		0.7
Crum & Forster	716.4	1,628.2		0.4
OdysseyRe	1,893.8	3,512.8		0.5
Fairfax Asia	127.9	327.8	(1)	0.4

(1)	Canadian GAAP shareholders’ equity

We have updated the float table for our insurance and reinsurance companies that we show you each year.

				Average Long
			Benefit	Term Canada
	Underwriting	Average	(Cost)	Treasury Bond
Year	Profit (Loss)	Float	of Float	Yield

1986	2.5	21.6	11.6%	9.6%

2005	(437.5)	7,323.9	(6.0)%	4.4%
2006	212.6	8,212.9	2.6%	4.3%
2007	238.9	8,617.7	2.8%	4.3%
2008	(280.9)	8,917.8	(3.1)%	4.1%
2009	7.3	9,449.1	0.1%	3.9%
Weighted average since inception			(2.3)%	5.0%
Fairfax weighted average financing differential since inception: 2.7%

Float is the sum of loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. As the table shows, the average float from our operating companies increased 6.0% in 2009 at no cost to us (in fact, with a small benefit of 0.1%). Our long term goal is to increase the float at no cost. This, combined with our ability to invest the float well over the long term, is why we could achieve our long term objective of compounding book value per share by 15% per annum over the long term. The table below shows you the breakdown of our year-end float for the past five years.

					Total
					Insurance
	Canadian	U.S.	Asian		and
	Insurance	Insurance	Insurance	Reinsurance	Reinsurance	Runoff	Total

2005	1,461.8	1,884.9	120.2	4,501.1	7,968.0	788.6	8,756.6
2006	1,586.0	1,853.8	85.4	4,932.6	8,457.8	2,061.0	10,518.8
2007	1,887.4	1,812.8	86.9	4,990.4	8,777.5	1,770.5	10,548.0
2008	1,739.1	2,125.1	68.9	5,125.0	9,058.1	1,783.8	10,841.9
2009	2,052.8	2,088.9	125.7	5,572.7	9,840.1	1,733.2	11,573.3

In 2009, the Canadian Insurance float increased 18.0% (at a cost of 3.0%), primarily due to the strengthening of the Canadian dollar relative to the U.S. dollar. The U.S. Insurance float decreased 1.7% (at a cost of 1.5%), primarily due to a decrease in premiums written by Crum & Forster. The Asian Insurance float increased 82.4% (at no cost), primarily due to an increase in premiums written at both Falcon and First Capital and the strengthening of the Singapore dollar relative to the U.S. dollar. The Reinsurance float increased 8.7% (at no cost), primarily as a result of the acquisition of Polish Re and the strengthening of the Canadian dollar (CRC (Bermuda)) and the euro (OdysseyRe’s EuroAsia division) relative to the U.S. dollar. Excluding Polish Re, the Reinsurance float increased 7.3% (at no cost). The Runoff float decreased 2.8%, primarily as a result of the continued progress in the reduction of Runoff claims. In the aggregate, the total float increased by 6.7% to $11.6 billion at the end of 2009. Excluding Polish Re, the total float increased by 6.1% to $11.5 billion at the end of 2009.

At the end of 2009, we have approximately $579 per share in insurance and reinsurance float. Together with our book value of $370 per share and $115 per share in net debt, you have approximately $1,064 in investments per share working for your long term benefit.

The table below shows the sources of our net earnings. This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

	2009	2008
Underwriting
Insurance – Canada (Northbridge)	(57.1)	(37.9)
– U.S. (Crum & Forster)	(32.0)	(177.2)
– Asia (Fairfax Asia)	20.2	6.9
Reinsurance – OdysseyRe	64.3	(27.7)
– Other	11.9	(45.0)

Underwriting income (loss)	7.3	(280.9)
Interest and dividends	557.0	476.1

Operating income	564.3	195.2
Net gains on investments	668.0	1,381.8
Runoff	31.2	392.6
Other	12.4	1.4
Interest expense	(166.3)	(158.6)
Corporate overhead and other	96.0	631.9

Pre-tax income	1,205.6	2,444.3
Income taxes	(214.9)	(755.6)
Non-controlling interests	(133.9)	(214.9)

Net earnings	856.8	1,473.8

The table shows the results from our insurance and reinsurance (underwriting and interest and dividends), runoff and non-insurance operations (Other shows the pre-tax income before interest of Ridley). Net gains on investments other than at runoff and the holding company are shown separately to help you understand the composition of our earnings. With an underwriting profit and significantly higher interest and dividend income, operating income in 2009 increased significantly to $564.3 million from $195.2 million in 2008. Runoff was profitable again for the third year in a row, principally due to investment gains. Corporate overhead and other was a positive again for the third year in a row because of substantial investment income and realized gains from our holding company investment portfolio. Realized gains were very significant in 2009 but only approximately one-third of the extraordinary 2008 levels. Notwithstanding significantly higher underwriting profit, pre-tax income dropped to approximately half of last year’s. This was made up by the increase in unrealized gains which flowed through shareholders’ equity.

Reserving

At the end of 2009, our reserves are in excellent shape. They are conservatively stated. Please note the accident year triangles shown in the MD&A.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Financial Position

	December 31,
	2009	2008

Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	1,242.7	1,555.0

Holding company debt	1,236.9	869.6
Subsidiary debt	903.4	910.2
Other long term obligations – holding company	173.5	187.7

Total debt	2,313.8	1,967.5

Net debt	1,071.1	412.5

Common shareholders’ equity	7,391.8	4,866.3
Preferred equity	227.2	102.5
Non-controlling interests	117.6	1,382.8

Total equity and non-controlling interests	7,736.6	6,351.6

Net debt/total equity and non-controlling interests	13.8%	6.5%
Net debt/net total capital	12.2%	6.1%
Total debt/total capital	23.0%	23.7%
Interest coverage	8.2x	16.4x

We ended 2009 in a very strong financial position. While we increased our holding company debt through the issue of Cdn$400 million of 10-year bonds, our holding company cash and marketable securities continued to exceed 50% of our total debt. Also, now that we own 100% of all three of our largest insurance and reinsurance companies, our access to the free cash flow generated by these companies significantly increases the financial strength of our group. Our debt/capital and debt/equity ratios continue to remain very strong.

Investments

The table below shows the time-weighted compound annual returns (including equity hedging) achieved by Hamblin Watsa Investment Counsel (Fairfax’s wholly-owned investment manager) on stocks and bonds managed by it during the past 15 years for our companies, compared to the benchmark index in each case.

	5 Years	10 Years	15 Years

Common stocks (with equity hedging)	17.1%	19.9%	18.3%
S&P 500	0.4%	(1.0)%	8.0%
Bonds	11.8%	12.1%	10.6%
Merrill Lynch U.S. corporate (1-10 year) index	4.5%	6.4%	6.8%

2009 was another excellent year for HWIC’s investment results. As mentioned last year, these results do not include our huge net gain from credit default swaps (we really did not know where to classify this!). These results are due to HWIC’s outstanding investment team led by Roger Lace, Brian Bradstreet, Chandran Ratnaswami, Sam Mitchell, Paul Rivett, Frances Burke and Enza LaSelva.

For the last time, we include the table on our credit default swap positions and their disposition.

					Excess of Sale
					Proceeds Over
		Original			Original
	Notional	Acquisition	Sale		Acquisition
	Amount	Cost	Proceeds		Cost

FY 2007	965.5	25.7	199.3		173.6
FY 2008	11,629.8	245.8	2,048.7		1,802.9
Q1 2009	2,902.6	45.5	223.0		177.5
Q2 2009	140.3	1.4	8.6		7.2
Q3 2009	–	–	–		–
Q4 2009	–	–	–		–

Cumulative sales since inception	15,638.2	318.4	2,479.6		2,161.2
Remaining credit default swap positions at December 31, 2009	5,926.2	114.8	71.6	(1)	(43.2	)(2)

Cumulative realized and unrealized from inception	21,564.4	433.2	2,551.2		2,118.0

(1)	Market value as of December 31, 2009

(2)	Unrealized loss (measured using original acquisition cost) as of December 31, 2009

In total, since inception we have sold $15.6 billion notional amount of credit default swaps, with an original acquisition cost of $318 million, for cash proceeds of $2.5 billion and a cumulative gain (against original cost) of $2.2 billion. As of December 31, 2009, the remaining $5.9 billion notional amount of credit default swaps had a market value of $72 million against an original acquisition cost of $115 million, an unrealized loss of $43 million. If the remaining credit default swaps all went to zero, our shareholders’ capital would be reduced by $72 million pre-tax. Our adventure with credit default swaps is over – but we will remember it as of one of the more significant events in our history!

While we have had great investment success in the last two years, our net gains include the absorption of some major other than temporary impairment charges, mark-to-market losses and realized losses over these two years, as follows:

2008/2009

Other than temporary impairments (“OTTI”)	1,351.8
Mark-to-market losses	704.2
Realized losses	306.0

Included in OTTI are Level 3 ($226 million), Torstar ($175 million), Canwest ($121 million), Frontier Communications ($84 million), Dell ($65 million), U.S. Gypsum ($61 million), Brick Group ($40 million) and SFK Pulp ($31 million). Included in the mark-to-market losses are Abitibi ($336 million), California state bonds ($67 million) and Mega Brands ($37 million). While Canwest is a permanent loss, the game is far from over on the other impairments and mark-to-market losses. However, our balance sheet is very sound as we have written down these investments to market value.

As we have mentioned to you previously, as long term investors we expect to make a return over the long term (at least 3 to 5 years) as opposed to the short term. Accounting rules reflect the short term fluctuations in stock prices through OTTI and mark-to-market charges. We are not fazed by unrealized losses on investments whose intrinsic value we think is higher. Our key focus is not on earnings but on growing book value over the long term at a rate of 15% per annum. As you know, we prefer a lumpy 15% to a smooth 12%.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The financial crisis has also provided Fairfax with the opportunity to invest in some excellent Canadian companies, usually by the purchase of convertible debentures, or debentures or preferred shares and warrants, as shown below.

	Cost at	As of December 31, 2009
	purchase	Market value	Gain

H&R REIT	190.8	366.7	175.9
Canadian Western Bank	57.2	94.9	37.7
Mullen Group	56.0	99.3	43.3
GMP Capital	12.0	31.1	19.1

Not long ago, Tom Hofstedter from H&R called to say he had the opportunity to refinance the bond and warrant issue he did with us earlier in 2009. We obliged. Over the years, we have done many deals with Tom – all profitable. We eagerly await his next call!

In going through our old annual reports, I came across a mention of GE in our 1997 annual report. It had a market capitalization then of $241 billion, in excess of the combined valuations of the stock markets of Malaysia, Indonesia, Thailand, the Philippines and South Korea. GE then was selling at 2.5 times revenues, 27.5 times earnings and 6.9 times book value. In contrast today, GE sells at 1.1 times revenues, 8.7 times normalized earnings, 1.4 times book value and two-thirds the stock price it sold at in 1997. Today it is devoid of any expectations while in 1997 it was a stock market darling. And they say the stock market is efficient! By the way, GE made money in 2008 and 2009. Full disclosure: we own GE.

While the stock markets have rebounded significantly from March 9, 2009, we continue to have a cautious view on the U.S. economy. The massive U.S. government stimulus programs (and government programs of other countries) appear to be working in the short term, but the enormous deleveraging by business and individuals continues to counter in varying degrees the positive effects of this stimulus. Our reading of history – the 1930s in the U.S. and Japan since 1990 – shows in both periods nominal GNP remained flat for 10 to 20 years with many bouts of deflation. While good companies with excellent management will continue to do well, this may be a particularly treacherous time period. Of course, being long term value oriented investors, we expect this to be a great environment for us to ply our trade – perhaps not unlike the 1975 to 1996 period.

In 2009, we had net gains on investments of $945 million, comprised of $938 million of gains from fixed income securities, $461 million of gains from equities and equity related securities, OTTI charges of $340 million and losses of $114 million on credit default swaps.

The principal contributors to realized gains from fixed income securities were mark-to-market gains on Muni bonds, convertible securities and other fixed income securities ($571 million), Ford ($92 million, a gain of 63%) and Nortel ($85 million, a gain of 106%). The principal contributors to realized gains from equities and equity related securities were H&R REIT warrants ($173 million), Intel ($58 million, a gain of 27%), Burlington Northern Santa Fe ($57 million, a gain of 39%), Gannett ($42 million, a gain of 60%) and Alcoa ($34 million, a gain of 45%).

Our net unrealized gains (losses) by asset class at year end were as follows:

	2009	2008

Bonds	179.9	123.5
Preferred stocks	0.4	(2.7)
Common stocks	888.4	(198.5)
Investments, at equity	170.8	356.0

	1,239.5	278.3

Our common stock portfolio, which reflects our long term value oriented investment philosophy, is broken down by country as follows (at market value).

2009

United States	3,275.7
Canada	766.0
Other	1,047.2

5,088.9

We have record amounts invested in the U.S. and Canada. Also we have record amounts invested in common stocks – $5.1 billion or $255 per share. This will make our book value more volatile, but if we have chosen well, over the long term these common stock investments should be a major reason for our success.

Miscellaneous

Given our results for 2009, our significant holding company cash and marketable securities position, the availability to us of the free cash flow of our insurance companies now that our three largest companies are 100% owned, and our very strong and conservative balance sheet, we paid a dividend of $10 per share (an extra $8 per share in excess of our nominal $2 per share). It is unlikely that this rate will be maintained.

In 2009, Fairfax and its subsidiaries made $12 million in charitable donations, benefiting a variety of charities across the countries we operate in. We were particularly gratified to be able to donate $1 million to rebuild a school in Pengzhou, China with our partners in Alltrust. The school was damaged by the horrific earthquake in Sichwan Province. We strongly believe in “doing good by doing well”. In OdysseyRe’s December issue of its newsletter The Edge (on its website www.odysseyre.com), Andy Barnard gives you an excellent perspective of the range of OdysseyRe’s charitable donations worldwide. As I said last year, in a free enterprise world, customers, employees, shareholders and communities (and of course governments!) do benefit from the success of business.

Speaking of employees benefitting from the success of a business, we have had an employee share purchase plan since 1987 under which all contributions are used to purchase Fairfax shares in the market. In past annual reports, I have extolled the virtues of this plan to you. Under the plan, our employees can contribute from each paycheque up to 10% of their salary. The company automatically contributes an additional 30% of the employee contribution and at the end of each year, if Fairfax has achieved its 15% growth in book value per share objective, the company contributes an additional 20% of the employee contribution. Over the last 5, 10, 15 and 20 years, the compound annual return on this program has been 31%, 18%, 13% and 18% respectively. If an employee earning Cdn$40,000 had participated in this program since its inception, she or he would have accumulated 2,805 shares worth Cdn$1.1 million at the end of 2009. We like our employees to be owners of the company and to benefit from its long term success.

Late last year we decided to delist from the NYSE. We felt that this listing was not providing any net benefit to our long term shareholders – for whom this company is run. We have raised money, when needed, without this listing and our employees worldwide can buy our common shares through the Toronto Stock Exchange in Canadian or U.S. dollars. As our financial reporting continues to be in U.S. dollars, our stock price in U.S. dollars is the most relevant stock price to focus on – in the long term!! In 2009, in U.S. dollars, Fairfax’s stock price was up 25.4% versus only 5.1% in Canadian dollars, as the Canadian dollar was very strong in 2009.

Early in 2010, we announced our agreement to acquire Zenith National Insurance for $38 per share. The acquisition was unanimously approved by Zenith’s Board of Directors, and all of the directors and executives of Zenith have agreed to vote their shares in favour of the acquisition. The acquisition is subject to approval by Zenith’s shareholders and regulatory approval. We expect to finance the acquisition of Zenith with a combination of subsidiary dividends and holding company cash, which was increased by the $200 million proceeds from issuing additional common equity on February 26, 2010 at $355 per share. As we said earlier, because of our performance in the past two years, we have significant excess capital in each of our insurance and reinsurance companies as our consolidated net premiums written to capital is less than 0.5:1. We raised the $200 million in common equity at $355 per share from partners we liked even though we did not like the price – because we wanted to ensure stable ratings. As stated earlier, ratings are important to us and we are focused on raising our debt ratings to the A level over time. This means we will do what it

FAIRFAX FINANCIAL HOLDINGS LIMITED

takes to maintain a very strong financial position so that our rating agencies will continue to upgrade us. After the acquisition of Zenith, we will continue to have approximately $1 billion in cash and marketable securities at the holding company.

Now as far as Zenith is concerned, most of you know that I have known Stanley Zax and Zenith for the past 20 years. Stanley and Zenith have an outstanding long term underwriting track record spanning 30 years. Zenith has had an average combined ratio of 95% over 30 years with conservative reserving – a record unparalleled in the commercial lines industry. I would highly recommend that you read Stanley’s Chairman’s letter to shareholders in Zenith’s 2009 annual report. Zenith will be the highest quality company we have ever bought. We are able to pay a significant premium for Zenith because it is of the highest quality and because our investment expertise will help us provide an attractive return – over the long term, although certainly not in the short term. In the past, we purchased turnaround situations. In 2000, we learned the virtues of acquiring high quality companies from the purchase of Seneca – a small, extremely well run company led by Doug Libby, who now runs Crum & Forster. We are now focused on marrying our investment expertise with high quality insurance companies with excellent underwriting track records. I cannot think of any better example than Zenith and Stanley Zax. As with all our companies, Zenith will be run independently – as it is today – by Stanley and his management team, with investments centralized at Fairfax. We look forward to concluding the acquisition and to warmly welcoming Stanley, his management team and all the employees of Zenith to the Fairfax family.

The future is always uncertain, particularly in the short term. However, I continue to be very excited about the long term prospects of our company because of the “fair and friendly” culture we have developed over almost 25 years (that culture is embedded in our company through our Guiding Principles, again reproduced for you in Appendix A) and because we have a wonderful, still small management team – men and women with great integrity, team spirit and no egos. Working as a team, we look forward to building shareholder value for you in the decade ahead.

We will very much look forward to seeing you at our annual meeting in Toronto at 9:30 a.m. on Thursday, April 22, 2010 at Roy Thomson Hall. Our Presidents, the Fairfax officers and the Hamblin Watsa principals will all be there to answer any and all of your questions. Also, we will have available for your interest brochures and information on the products offered by our operating companies. Perhaps also a hat!

I would like to thank the Board and the management and employees of all our companies for their outstanding efforts during 2009. We would also like to thank you, our long term shareholders, who have supported us loyally for many, many years. We look forward to continuing to build shareholder value for you over the long term.

March 5, 2010

V. Prem Watsa
Chairman and Chief Executive Officer

(This page intentionally left blank)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all financial information are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

We, as Fairfax’s Chief Executive Officer and Chief Financial Officer, have certified Fairfax’s annual disclosure document filed with the SEC (Form 40-F) in accordance with the United States Sarbanes-Oxley Act of 2002.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of the internal controls of the company, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, Fairfax’s internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2009 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears herein.

March 5, 2010

V. Prem Watsa	Greg Taylor
Chairman and Chief Executive Officer	Vice President and Chief Financial Officer

Independent Auditors’ Report

To the Shareholders of Fairfax Financial Holdings Limited

We have completed integrated audits of the consolidated financial statements of Fairfax Financial Holdings Limited (the “Company”) as at December 31, 2009 and 2008 and for the three years ended December 31, 2009, and audit of its internal control over financial reporting as at December 31, 2009. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of the Company as at December 31, 2009 and 2008, and the related consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements as at December 31, 2009 and 2008 and for each of the years in the three year period ended December 31, 2009 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting on page 16. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance

FAIRFAX FINANCIAL HOLDINGS LIMITED

regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control - Integrated Framework issued by the COSO.

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario

March 5, 2010

Valuation Actuary’s Report

I have reviewed management’s valuation, including management’s selection of appropriate assumptions and methods, of the policy liabilities of the subsidiary insurance and reinsurance companies of Fairfax Financial Holdings Limited in its consolidated balance sheet as at December 31, 2009 and their change as reflected in its consolidated statement of earnings for the year then ended, in accordance with Canadian accepted actuarial practice.

In my opinion, management’s valuation is appropriate, except as noted in the following paragraph, and the consolidated financial statements fairly present its results.

Under Canadian accepted actuarial practice, the valuation of policy liabilities reflects the time value of money. Management has chosen not to reflect the time value of money in its valuation of the policy liabilities.

Richard Gauthier, FCIA, FCAS
PricewaterhouseCoopers LLP
Toronto, Canada
March 5, 2010

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Financial Statements

Consolidated Balance Sheets
as at December 31, 2009 and 2008

	2009	2008
	(US$ millions)

Assets
Holding company cash, short term investments and marketable securities (including assets pledged for short sale and derivative obligations – $78.9; 2008 – $19.7)	1,251.6	1,564.2
Accounts receivable and other	1,855.4	1,688.7
Recoverable from reinsurers (including recoverables on paid losses – $255.1; 2008 – $298.9)	3,809.1	4,234.2

	6,916.1	7,487.1

Portfolio investments
Subsidiary cash and short term investments (cost $3,230.6; 2008 – $5,492.3)	3,244.8	5,508.5
Bonds (cost $10,742.0; 2008 – $8,302.1)	10,918.3	8,425.8
Preferred stocks (cost $292.4; 2008 – $41.2)	292.8	38.2
Common stocks (cost $4,040.4; 2008 – $3,964.1)	4,853.1	3,816.9
Investments, at equity (fair value $646.2; 2008 – $575.3)	475.4	219.3
Derivatives and other invested assets (cost $122.5; 2008 – $157.3)	142.7	398.0
Assets pledged for short sale and derivative obligations (cost $149.2; 2008 – $8.3)	151.5	8.3

	20,078.6	18,415.0

Deferred premium acquisition costs	332.3	321.9
Future income taxes	318.7	699.4
Premises and equipment	168.6	133.1
Goodwill and intangible assets	438.8	123.2
Other assets	149.7	125.7

	28,402.8	27,305.4

See accompanying notes.

Signed on behalf of the Board

Director	Director

	2009	2008
	(US$ millions)

Liabilities
Subsidiary indebtedness	12.1	21.1
Accounts payable and accrued liabilities	1,202.2	1,326.5
Income taxes payable	70.9	656.3
Short sale and derivative obligations (including at the holding company – $8.9; 2008 – $9.2)	57.2	29.4
Funds withheld payable to reinsurers	354.9	355.1

	1,697.3	2,388.4

Provision for claims	14,747.1	14,728.4
Unearned premiums	1,920.1	1,890.6
Long term debt – holding company borrowings	1,236.9	869.6
Long term debt – subsidiary company borrowings	891.3	889.1
Other long term obligations – holding company	173.5	187.7

	18,968.9	18,565.4

Non-controlling interests	117.6	1,382.8

Contingencies (note 14)
Shareholders’ Equity
Common stock	3,058.6	2,124.9
Treasury stock, at cost	(28.7)	(22.7)
Preferred stock	227.2	102.5
Retained earnings	3,468.8	2,871.9
Accumulated other comprehensive income (loss)	893.1	(107.8)

	7,619.0	4,968.8

	28,402.8	27,305.4

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Earnings
for the years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
	(US$ millions except
	per share amounts)

Revenue
Gross premiums written	5,094.0	5,061.4	5,214.5

Net premiums written	4,286.1	4,332.2	4,498.4

Net premiums earned	4,422.0	4,529.1	4,648.8
Interest and dividends	712.7	626.4	761.0
Net gains on investments(1)	944.5	2,570.7	1,665.9
Other revenue	556.4	99.4	434.5

	6,635.6	7,825.6	7,510.2

Expenses
Losses on claims(1)	3,186.9	3,559.1	3,160.7
Operating expenses(1)	831.7	835.8	817.8
Commissions, net	701.1	729.8	760.3
Interest expense	166.3	158.6	209.5
Other expenses	544.0	98.0	401.5

	5,430.0	5,381.3	5,349.8

Earnings from operations before income taxes	1,205.6	2,444.3	2,160.4
Income taxes	214.9	755.6	711.1

Net earnings before non-controlling interests	990.7	1,688.7	1,449.3
Non-controlling interests	(133.9)	(214.9)	(353.5)

Net earnings	856.8	1,473.8	1,095.8

Net earnings per share	$43.99	$80.38	$61.20
Net earnings per diluted share	$43.75	$79.53	$58.38
Cash dividends paid per share	$8.00	$5.00	$2.75
Shares outstanding (000) (weighted average)	18,301	18,037	17,700

(1)	Reflects certain reclassifications of foreign exchange gains and losses in the years ended December 31, 2008 and 2007 as described in note 2.

See accompanying notes.

Consolidated Statements of Comprehensive Income
for the years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
	(US$ millions)

Net earnings	856.8	1,473.8	1,095.8

Other comprehensive income (loss), net of income taxes
Change in net unrealized gains (losses) on available for sale securities(1)	804.5	(548.0)	293.0
Reclassification of net realized (gains) losses to net earnings(2)	(37.9)	248.6	(95.4)
Change in unrealized foreign currency translation gains (losses)(3)	227.0	(186.6)	114.9
Reclassification of foreign currency translation (gains) losses on disposition of investee company	–	24.9	(13.7)
Change in gains and losses on hedges of net investment in foreign subsidiary(4)	(25.5)	(7.2)	–

Other comprehensive income (loss), net of income taxes	968.1	(468.3)	298.8

Comprehensive income	1,824.9	1,005.5	1,394.6

(1)	Net of income tax expense of $353.9 (2008 – income tax recovery of $213.4; 2007 – income tax expense of $142.2).

(2)	Net of income tax recovery of $43.8 (2008 – income tax expense of $86.1; 2007 – income tax recovery of $35.3).

(3)	Net of income tax recovery of $12.4 (2008 – income tax expense of $45.3; 2007 – income tax recovery of $7.6).

(4)	Net of income tax recovery of $2.8 (2008 – $2.8; 2007 – nil).

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Shareholders’ Equity
for the years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
	(US$ millions)

Common stock –
Subordinate voting shares – beginning of year	2,121.1	2,063.6	2,068.1
Issuances during the year	989.3	–	–
Issuances on conversion of convertible senior debentures	–	192.3	–
Purchases for cancellation	(55.6)	(134.8)	(4.5)

Subordinate voting shares – end of year	3,054.8	2,121.1	2,063.6
Multiple voting shares – beginning and end of year	3.8	3.8	3.8

Common stock	3,058.6	2,124.9	2,067.4

Other paid in capital – beginning of year	–	57.9	57.9
Conversion of convertible senior debentures	–	(57.9)	–

Other paid in capital – end of year	–	–	57.9

Treasury shares (at cost) – beginning of year	(22.7)	(22.6)	(18.3)
Net acquisitions	(6.0)	(0.1)	(4.3)

Treasury shares (at cost) – end of year	(28.7)	(22.7)	(22.6)

Preferred stock –
Series A – beginning of year	38.4	51.2	51.2
Purchases for cancellation	(38.4)	(12.8)	–

Series A – end of year	–	38.4	51.2

Series B – beginning of year	64.1	85.4	85.4
Purchases for cancellation	(64.1)	(21.3)	–

Series B – end of year	–	64.1	85.4

Series C – beginning of year	–	–	–
Issuances during the year	227.2	–	–

Series C – end of year	227.2	–	–

Preferred stock	227.2	102.5	136.6

Retained earnings – beginning of year	2,871.9	1,658.2	596.6
Transition adjustment – financial instruments	–	–	29.8
Net earnings for the year	856.8	1,473.8	1,095.8
Excess over stated value of common shares purchased for cancellation	(67.3)	(147.2)	(2.5)
Excess over stated value of preferred shares purchased for cancellation	(41.3)	(13.9)	–
Common share dividends	(140.8)	(88.9)	(49.0)
Preferred share dividends	(10.5)	(10.1)	(12.5)

Retained earnings – end of year	3,468.8	2,871.9	1,658.2

Accumulated other comprehensive income (loss) – beginning of year	(107.8)	360.5	12.2
Application of the equity method of accounting	32.8	–	–
Transition adjustment – financial instruments	–	–	49.5
Other comprehensive income (loss)	968.1	(468.3)	298.8

Accumulated other comprehensive income (loss) – end of year	893.1	(107.8)	360.5

Retained earnings and accumulated other comprehensive income (loss)	4,361.9	2,764.1	2,018.7

Total shareholders’ equity	7,619.0	4,968.8	4,258.0

	2009	2008	2007

Number of shares outstanding
Common stock –
Subordinate voting shares – beginning of year	16,738,055	16,918,020	16,981,970
Issuances during the year	2,881,844	–	–
Issuances on conversion of convertible senior debentures	–	886,888	–
Purchases for cancellation	(360,100)	(1,066,601)	(38,600)
Net treasury shares acquired	(19,699)	(252)	(25,350)

Subordinate voting shares – end of year	19,240,100	16,738,055	16,918,020
Multiple voting shares – beginning and end of year	1,548,000	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of year	(799,230)	(799,230)	(799,230)

Common stock effectively outstanding – end of year	19,988,870	17,486,825	17,666,790

Preferred stock –
Series A – beginning of year	2,250,000	3,000,000	3,000,000
Purchases for cancellation	(2,250,000)	(750,000)	–

Series A – end of year	–	2,250,000	3,000,000

Series B – beginning of year	3,750,000	5,000,000	5,000,000
Purchases for cancellation	(3,750,000)	(1,250,000)	–

Series B – end of year	–	3,750,000	5,000,000

Series C – beginning of year	–	–	–
Issuances during the year	10,000,000	–	–

Series C – end of year	10,000,000	–	–

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Cash Flows
for the years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
	(US$ millions)

Operating activities
Earnings before non-controlling interests	990.7	1,688.7	1,449.3
Amortization of premises and equipment and intangible assets	35.8	22.4	27.0
Net bond discount amortization	(29.5)	(3.9)	(17.6)
(Earnings) losses on investments, at equity	(23.3)	49.4	(7.7)
Future income taxes	12.8	(342.9)	323.5
Net losses on significant commutations	3.6	84.2	–
Net (gains) losses on available for sale securities	(111.2)	386.2	(95.5)
Other net gains on investments	(833.3)	(2,956.9)	(1,570.4)

	45.6	(1,072.8)	108.6
Changes in operating assets and liabilities (note 22)	(764.8)	1,192.7	(353.4)

Cash provided by (used in) operating activities	(719.2)	119.9	(244.8)

Investing activities
Net sales of assets and liabilities classified as held for trading	320.4	3,157.3	482.6
Net sales (purchases) of securities designated as held for trading	(2,657.0)	(3,814.6)	40.9
Available for sale securities – purchases	(7,048.6)	(15,306.1)	(6,959.9)
– sales	10,363.0	16,443.9	4,001.8
Net decrease (increase) in restricted cash and cash equivalents	38.9	196.3	(107.9)
Net sales (purchases) of investments, at equity	(58.4)	(54.2)	381.3
Net sales of other invested assets	–	–	7.6
Net purchases of premises and equipment and intangible assets	(49.1)	(23.7)	(18.0)
Proceeds on partial disposition of investee company	–	–	60.0
Sale (purchase) of subsidiaries, net of cash acquired	(1,643.6)	(11.0)	1.8

Cash provided by (used in) investing activities	(734.4)	587.9	(2,109.8)

Financing activities
Subsidiary indebtedness
Issuances	8.2	–	6.9
Repayment	(21.0)	(13.2)	(73.4)
Long term debt – holding company
Issuances	362.0	–	–
Debt issuance costs	(3.4)	–	(15.0)
Repayment	(13.8)	(62.1)	(107.8)
Long term debt – subsidiary companies
Issuances	–	3.3	330.0
Debt issuance costs	–	–	(23.4)
Repayment	(1.4)	(118.6)	(295.7)
Other long term obligations – holding company – repayment	(10.9)	(4.9)	(4.5)
Net repurchases of subsidiary securities	(96.6)	(419.5)	(121.5)

	2009	2008	2007
	(US$ millions)

Subordinate voting shares
Issuances	1,000.0	–	–
Issuance costs	(17.0)	–	–
Repurchases	(122.9)	(282.0)	(7.0)
Preferred shares
Issuances	232.3	–	–
Issuance costs	(7.3)	–	–
Repurchases	(143.8)	(48.0)	–
Purchase of shares for treasury	(12.8)	(0.2)	(4.4)
Common share dividends	(140.8)	(88.9)	(49.0)
Preferred share dividends	(10.5)	(10.1)	(12.5)
Dividends paid to non-controlling interests	(7.3)	(25.6)	(27.3)

Cash provided by (used in) financing activities	993.0	(1,069.8)	(404.6)

Foreign currency translation	91.8	(224.8)	107.9

Increase (decrease) in cash and cash equivalents	(368.8)	(586.8)	(2,651.3)
Cash and cash equivalents – beginning of year	2,525.7	3,112.5	5,763.8

Cash and cash equivalents – end of year	2,156.9	2,525.7	3,112.5

Cash and cash equivalents are included in the consolidated balance sheet as follows:

	December 31,
	2009	2008	2007
	(US$ millions)

Holding company cash and short term investments	139.9	293.8	31.3
Subsidiary cash and short term investments	2,093.3	2,338.8	2,164.8
Subsidiary cash and short term investments pledged for short sale and derivative obligations	–	8.3	1,244.2
Subsidiary restricted cash and short term investments	(76.3)	(115.2)	(327.8)

	2,156.9	2,525.7	3,112.5

Supplementary information
Interest paid	148.5	160.2	184.3
Taxes paid	823.3	483.8	266.2

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Notes to Consolidated Financial Statements
for the years ended December 31, 2009, 2008 and 2007
(in US$ and $millions except per share amounts and as otherwise indicated)

1.	Business Operations

Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a financial services holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management.

2.	Summary of Significant Accounting Policies

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods covered by the financial statements. The principal financial statement components subject to measurement uncertainty include other than temporary declines in the value of investments (note 3), goodwill and intangible assets (note 5), the provision for claims (note 6), the allowance for unrecoverable reinsurance (note 8) and contingencies (note 14). Actual results may differ from the estimates used in preparing the consolidated financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of the company and all of its subsidiaries at December 31, 2009:

Canadian Insurance

Northbridge Financial Corporation
(Northbridge)

U.S. Insurance

Crum & Forster Holdings Corp.
(Crum & Forster)

Asian Insurance

Fairfax Asia consists of:

Falcon Insurance Company Limited (Falcon)

First Capital Insurance Limited (First Capital)

ICICI Lombard General Insurance
Company Limited (26% equity accounted interest) (ICICI Lombard)

Other

Hamblin Watsa Investment Counsel Ltd.
(Hamblin Watsa) (investment management)

Ridley Inc. (Ridley) (animal nutrition)

Reinsurance

Odyssey Re Holdings Corp. (OdysseyRe)

Advent Capital (Holdings) PLC (Advent)

Polskie Towarzystwo Reasekuracji Spólka Akcyjna
(Polish Re)

Group Re, which underwrites business in:

CRC (Bermuda) Reinsurance Limited (CRC (Bermuda))

Wentworth Insurance Company Ltd. (Wentworth)

Runoff

TIG Insurance Company (TIG)

Fairmont Specialty Group (Fairmont)

RiverStone Insurance (UK) Limited (RiverStone (UK))

RiverStone Managing Agency

Syndicate 3500

nSpire Re Limited (nSpire Re)

All subsidiaries are wholly-owned except for Ridley with a 71.0% interest (2008 – 67.9%; 2007 – nil). During 2009, the company increased its ownership interest to 100% in each of OdysseyRe (2008 – 70.4%; 2007 – 61.0%), Northbridge (2008 – 63.6%; 2007 – 60.2%) and Advent (2008 – 66.6%; 2007 – 44.5%) pursuant to the privatization transactions as described in note 18.

Investments which were recorded on the equity basis of accounting at December 31, 2009 and the company’s ownership interests for those investments in prior years were as follows:

	2009	2008	2007

Cunningham Lindsey Group Limited (“CLGL”)	43.6%	45.7%	44.6%
ICICI Lombard	26.0%	26.0%	26.0%
Falcon Insurance PLC (“Falcon Thailand”)	40.5%	24.9%	24.9%
International Coal Group, Inc. (“ICG”)	27.7%	19.7%	13.8%
Singapore Reinsurance Corporation Limited (“Singapore Re”)	20.0%	8.7%	6.1%
The Brick Group Income Fund (“The Brick”)	12.8%	13.0%	10.4%
Polskie Towarzystwo Ubezpieczen S.A. (“PTU”)	22.7%	–	–

During 2009, the company changed its accounting treatment of its investment in The Brick, Singapore Re and ICG from available for sale to the equity method of accounting on a prospective basis as described below. The company consolidated its 100% interest (2008 and 2007 – 100%) in the Cunningham Lindsey Group Inc. holding company (“CLGI”) until its sole asset being a 43.6% (2008 – 45.7%; 2007 – 44.6%) interest in CLGL was distributed upon liquidation into the ultimate parent company.

Investments
Financial assets are classified as held for trading, available for sale, held to maturity or loans and receivables. Financial liabilities are classified as held for trading or as other financial liabilities. Derivatives are classified as held for trading. The company’s management determines the appropriate classifications of investments in fixed income and equity securities at their acquisition date.

Held for trading – Held for trading financial assets and liabilities are purchased or incurred with the intention of generating profits in the near term (“classified as held for trading”) or are voluntarily so designated by the company (“designated as held for trading”). On initial recognition, the company generally designates financial instruments with embedded derivatives and has designated certain state and municipal bonds, as held for trading under the fair value option. Financial liabilities classified as held for trading comprise obligations related to securities sold but not yet purchased. Financial assets and liabilities and derivatives classified or designated as held for trading are carried at fair value in the consolidated balance sheet with realized and unrealized gains and losses recorded in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows. Dividends and interest earned net of interest incurred are included in the consolidated statement of earnings in interest and dividends and as an operating activity in the consolidated statement of cash flows except for interest income from mortgage backed securities. Interest from mortgage backed securities is included in net gains (losses) on investments in the consolidated statement of earnings as these securities were acquired in a distressed market and as an operating activity in the consolidated statement of cash flows.

Available for sale – Non-derivative financial assets are classified or designated as available for sale when they are intended to be held for long term profitability and are other than those classified as loans and receivables, held to maturity or held for trading. Except for equity securities that do not have quoted market values in an active market, which are carried at cost, these assets are carried at fair value with changes in unrealized gains and losses, including the foreign exchange component thereof, recorded in other comprehensive income (loss) (net of tax) until realized or impaired, at which time the cumulative gain or loss is reclassified to net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows. The amount of gains or losses on securities reclassified out of accumulated other comprehensive income (loss) into net earnings is determined based on average cost. Interest and dividend income from available for sale securities, including amortization of premiums and accretion of discounts calculated using the effective interest method, are recorded in the consolidated statement of earnings in interest and dividends and as an operating activity in the consolidated statement of cash flows.

Held to maturity – Non-derivative financial assets that have a fixed maturity date, other than loans and receivables, for which the company has the intent and ability to hold to maturity or redemption are classified as held to maturity and reported at amortized cost. The company has not designated any financial assets as held to maturity.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Other than temporary impairments – At each reporting date, and more frequently when conditions warrant, management evaluates all available for sale securities with unrealized losses to determine whether those unrealized losses are other than temporary and should be recognized in net earnings (loss) rather than accumulated other comprehensive income (loss). This determination is based on consideration of several factors including: (i) the length of time and extent to which the fair value has been less than its amortized cost; (ii) the severity of the impairment; (iii) the cause of the impairment and the financial condition and near-term prospects of the issuer; and (iv) the company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of fair value. If management’s assessment indicates that the impairment in value is other than temporary, or the company does not have the intent or ability to hold the security until its fair value recovers, the security is written down to its fair value at the balance sheet date, and a loss is recognized in net gains (losses) on investments in the consolidated statement of earnings. For debt instruments classified as available for sale, subsequent reversals of impairment losses are required when, in a subsequent reporting period, the fair value of the instrument increases and the increase can be objectively related to an event occurring after the loss was recognized.

Pricing – For traded securities, which comprise the majority of the company’s investment portfolio, quoted market value based on bid prices is considered to be fair value except for securities sold but not yet purchased which are recorded at ask price. For securities where market quotes are unavailable, the company uses estimation techniques to determine fair value including discounted cash flows, internal models that utilize observable market data to the extent possible or appropriate and comparisons with other securities that are substantially the same. The fair values of third party managed investment funds are based on the net asset values as advised by the funds. Short term investments comprise securities due to mature within one year from the date of purchase and are carried at fair value.

Recognition – The company accounts for the purchase and sale of securities using trade date accounting for purposes of both the consolidated balance sheet and the consolidated statement of earnings. Transactions pending settlement are reflected in the consolidated balance sheet in accounts receivable and other or in accounts payable and accrued liabilities.

Transaction costs related to financial assets and liabilities classified or designated as held for trading are expensed as incurred. Transaction costs related to available for sale financial assets and long term debt are capitalized to the cost of the asset or netted against the liability on initial recognition and are recorded in other comprehensive income (loss) or amortized in the consolidated statement of earnings, respectively.

Other – The equity method is used to account for investments in entities including corporations, limited partnerships and trusts in which the company is deemed to exercise significant influence. These investments are reported in investments, at equity in the consolidated balance sheet, with the company’s share of earnings (losses) including writedowns to reflect other than temporary impairment in the value of these investments reported in interest and dividends. Gains and losses realized on dispositions of equity method investments are included in net gains (losses) on investments. The company’s proportionate share of the other comprehensive income (loss) of its equity method investments is recorded in the corresponding line in the company’s consolidated statement of comprehensive income.

Derivative financial instruments
The company uses derivatives to mitigate financial risks arising principally from its investment holdings and recoverables. Derivatives that are not specifically designated or that do not meet the requirements for hedge accounting are carried at fair value on the consolidated balance sheet with changes in fair value recorded in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows. All derivatives are monitored by the company for effectiveness in achieving their risk management objectives. The determination of fair value for the company’s derivative financial instruments where quoted market prices in active markets are unavailable is described in note 3. During 2009 and 2008, the company did not designate any financial assets or liabilities (including derivatives) as accounting hedges except for the net investment hedge as described in note 4.

Cash collateral received from or paid to counterparties as security for derivative contract assets or liabilities respectively is included in liabilities or assets in the consolidated balance sheet. Securities received from counterparties as collateral are not recorded as assets. Securities delivered to counterparties as collateral continue to be reflected as assets in the consolidated balance sheet as assets pledged for short sale and derivative obligations.

Cash and cash equivalents
Cash and cash equivalents consist of holding company and subsidiary cash and short term investments that are readily convertible into cash and have maturities of three months or less when purchased and exclude cash and short term investments that are restricted.

Loans and receivables and other financial liabilities
Loans and receivables and other financial liabilities are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. For loans and receivables, when there is no longer reasonable assurance of timely collection, an impairment loss is recognized in consolidated net earnings to reflect the difference between the carrying amount and the estimated realizable amount. The estimated realizable amount is the present value of the expected future cash flows discounted at the original effective interest rate.

Insurance contracts
Revenue recognition – Premiums written are deferred as unearned premiums and recognized as revenue, net of premiums ceded, on a pro rata basis over the terms of the underlying policies. Net premiums earned are reported gross of premium taxes which are included in operating expenses. Certain reinsurance premiums are estimated at the individual contract level, based on historical patterns and experience from the ceding companies for contracts where reports from ceding companies for the period are not contractually due until after the balance sheet date. The cost of reinsurance purchased by the company (premiums ceded) is included in recoverable from reinsurers and is amortized over the contract period in proportion to the amount of insurance protection provided.

Provision for claims  – Provisions for claims represent estimated claim and claim settlement costs of property and casualty insurance and reinsurance contracts with respect to losses that have occurred as of the balance sheet date. The provisions for loss and loss adjustment expenses are recorded at the estimated ultimate payment amounts, except that amounts arising from certain workers’ compensation business are discounted as discussed below. For insurance business, the provisions for claims are established by the case method as claims are reported. For reinsurance business, the provision for claims is based on reports and individual case estimates received from ceding companies. The estimates are regularly reviewed and updated as additional information becomes known and any resulting adjustments are included in the consolidated statement of earnings in the period the adjustment is made. A provision is also made for management’s calculation of factors affecting the future development of claims including claims incurred but not reported (IBNR). The company utilizes generally accepted actuarial methodologies to determine provisions for claims on the basis of historical experience and the volume of business currently in force. Provisions for claims are reported in the consolidated statement of earnings after deducting amounts recoverable under reinsurance contracts.

The estimated liabilities for workers’ compensation claims that are determined to be fixed or determinable are carried in the consolidated balance sheet at discounted amounts. The company uses tabular reserving for such liabilities with standard mortality assumptions, and discounts such reserves using interest rates of 3.5% to 5.0%. The periodic discount accretion is included in the consolidated statement of earnings as a component of losses on claims.

Reinsurance – The company presents third party reinsurance balances in the consolidated balance sheet on a gross basis to indicate the extent of credit risk related to third party reinsurance and its obligations to policyholders. Net premiums earned and losses on claims are recorded in the consolidated statement of earnings net of amounts ceded to, and recoverable from, reinsurers. Unearned premiums are reported before reduction for business ceded to reinsurers and the reinsurers’ portion is classified with recoverable from reinsurers in the consolidated balance sheet along with the estimates of the reinsurers’ shares of provision for claims determined on a basis consistent with the related claims liabilities. Reinsurance contracts do not relieve the ceding company of its obligations to policyholders with respect to the underlying insurance and reinsurance contracts.

In order to control the company’s exposure to loss from adverse development of reserves or reinsurance recoverables on pre-acquisition reserves of companies acquired or from future adverse development on long tail latent or other potentially volatile claims, and to protect capital, the company has for certain acquisitions obtained vendor indemnities or purchased excess of loss reinsurance protection from reinsurers. For excess of loss reinsurance treaties (other than vendor indemnities), the company generally pays the reinsurer a premium as losses from adverse development are ceded under the treaty. The company records the premium charge (earned premiums ceded to reinsurers), commissions earned on ceded reinsurance premiums and the related reinsurance recovery (claims

FAIRFAX FINANCIAL HOLDINGS LIMITED

incurred ceded to reinsurers) in its consolidated statement of earnings in the period in which the adverse development is incurred and ceded to the reinsurer.

The company’s credit risk on reinsurance recoverables is analyzed by its reinsurance security department which is responsible for setting appropriate provisions for reinsurers suffering financial difficulties. The provision for uncollectible reinsurance balances represents management’s estimate of specific credit-related losses, provisions for disputed and litigated balances, as well as losses that have been incurred but are not yet identifiable by individual reinsurer. The process for determining the provision involves quantitative and qualitative assessments using current and historical credit information and current market information. The process inherently requires the use of certain assumptions and judgements including: (i) assessing the probability of impairment; (ii) estimating ultimate recovery rates of impaired reinsurers; and (iii) determining the effects from potential offsets or collateral arrangements. Changes to these assumptions or using other reasonable judgements can materially affect the provision level and the company’s net earnings.

Provisions for uncollectible reinsurance are recorded in the consolidated statement of earnings in the period in which the company determines that it is unlikely that the full amount or disputed amounts due from reinsurers are not collectible. When the probability of collection is remote either through liquidation of the reinsurer or settlement of the reinsurance balance, the uncollectible balance is written off from the provision account against the reinsurance balance.

Deferred premium acquisition costs – Certain costs of acquiring insurance premiums, consisting of brokers’ commissions and premium taxes are deferred and charged to income as the related premiums are earned. Deferred acquisition costs are limited to their estimated realizable value based on the related unearned premium, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the business based on historical experience. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income.

Business combinations, goodwill and other intangible assets
All business combinations are accounted for using the purchase method whereby the results of acquired companies are included only from the date of acquisition and divestitures are included up to the date of disposal. Identifiable intangible assets are recognized separately from goodwill and are included in goodwill and intangibles assets in the consolidated balance sheet.

Goodwill represents the excess of the price paid for the business acquired over the fair value of the net identifiable assets acquired, and is assigned to the operating units of a reporting segment which is defined as the level of reporting at which goodwill is tested for impairment. Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. If the carrying value of a reporting segment, including the allocated goodwill, exceeds its fair value, the amount of the goodwill impairment is measured as the excess of the carrying amount of the reporting segment’s allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting segment. Any goodwill impairment is charged to the consolidated statement of earnings in the period in which the impairment is identified. The estimate of fair value required for the impairment test is sensitive to the cash flow projections and the discount rate used in the valuation.

Intangible assets subject to amortization are amortized on the straight line basis over their estimated useful lives comprised of periods ranging from 8 to 20 years. All indefinite lived intangible assets are assessed for impairment at least annually and when an event or change in circumstances indicates that the assets might be impaired.

Income taxes
Future income taxes are calculated under the liability method. Future income taxes assets and liabilities are based on differences between the financial statement and tax bases of assets and liabilities at the current substantively enacted tax rates. Changes in future income taxes assets and liabilities that are associated with components of other comprehensive income (loss) (primarily unrealized investment gains and losses) are charged or credited directly to other comprehensive income (loss). Otherwise, changes in future income taxes assets and liabilities are included in the provision for income taxes. All changes in future income taxes assets and liabilities attributable to changes in substantively enacted tax rates and changes in valuation allowances are charged or credited to provision for income tax expense in the period of enactment. A valuation allowance is established if it is more likely than not, all or some portion of, the benefits related to a future income taxes asset will not be realized.

Pensions
For defined benefit pension and other post retirement benefit plans, the benefit obligations, net of the fair value of plan assets adjusted for unrecognized items consisting of prior service costs, transitional assets and obligations and net actuarial gains and losses are accrued in the consolidated balance sheet. For each plan, the company has adopted the following policies:

(i)	Actuarial valuations of benefit liabilities for pension and post retirement benefit plans are performed as at December 31 of each year for all benefit plans using the projected benefit method prorated on service, based on management’s assumptions on the discount rate, rate of compensation increase, retirement age, mortality and the trend in the health care cost rate. The discount rate is determined by management with reference to market conditions at year end. Other assumptions are determined with reference to long-term expectations.

(ii)	Expected return on plan assets is calculated based on the fair value of those assets.

(iii)	Actuarial gains (losses) arise from the difference between the actual long term rate of return and the expected long term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the benefit obligation. Only gains or losses in excess of 10% of the greater of the benefit obligations or the fair value of plan assets are amortized over the average remaining service period of active employees.

(iv)	Prior service costs arising from plan amendments are amortized on the straight line basis over the average remaining service period of employees active at the date of amendment.

(v)	When a restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Translation of foreign currencies
Foreign currency transactions are translated into the functional currency of the company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities are recognized in the consolidated statement of earnings except for unrealized foreign exchange gains and losses arising on monetary investments classified as available for sale. These unrealized gains and losses are recorded in other comprehensive income (loss) until realized, at which time the cumulative gain or loss is reclassified to net gains (losses) on investments in the consolidated statement of earnings.

Unrealized gains or losses arising as a result of the translation of the company’s foreign self-sustaining operations along with the effective portion of any hedges are reported as a component of other comprehensive income (loss) on an after-tax basis. Upon disposal or reduction of an interest in such investments, related accumulated net translation gains or losses are included in the consolidated statement of earnings.

Net investment hedge
In a net investment hedging relationship, the gains and losses relating to the hedged portion of the underlying asset or liability (the effective portion of the hedge) are recorded in other comprehensive income (loss). The gains and losses relating to the ineffective portion of the hedge are recorded in net gains (losses) on investments in the consolidated statements of net earnings. In the case of a hedged net investment in foreign operations, gains and losses previously recorded in accumulated other comprehensive income (loss) are recognized in net earnings when the hedged net investment in foreign operations is reduced.

Comprehensive income (loss)
Comprehensive income (loss) consists of net earnings and other comprehensive income (loss) and includes all changes in equity during a period, except for those resulting from investments by owners and distributions to owners. Unrealized gains and losses on financial assets classified as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments on hedges of net investments in self-sustaining foreign operations are recorded in the consolidated statement of comprehensive income and included in accumulated other comprehensive income (loss) until recognized in the consolidated statement of earnings. Accumulated other comprehensive

FAIRFAX FINANCIAL HOLDINGS LIMITED

income (net of income taxes) is included on the consolidated balance sheet as a separate component of shareholders’ equity.

Animal nutrition products
Revenues from the sale of animal nutrition products are recognized when the price is fixed or determinable, collection is reasonably assured and the product has been shipped to the customer from the plant or facility. These revenues and the related cost of inventories sold are recorded in Other revenue and Other expenses respectively, in the consolidated statement of earnings.

Inventories of $49.8 (2008 – $58.5) are included in Other assets in the consolidated balance sheet and are measured at the lower of cost or net realizable value on a first-in, first-out basis. Inventories are written down to net realizable value when the cost of inventories is estimated to be greater than the anticipated selling price.

Non-controlling interest
Non-controlling interest includes $69.1 (2008 – $86.3) of non-cumulative Series A and Series B preferred shares issued by OdysseyRe which pay dividends at a rate of 8.125% per annum on Series A preferred shares and at a floating rate on Series B preferred shares. Each Series A and Series B preferred share has a liquidation preference of $25.00 per share.

Comparative figures
Certain prior year comparative figures have been reclassified to be consistent with the current year’s presentation.

Change in Presentation of Foreign Currency Gains (Losses) – The company reclassified realized and unrealized foreign currency gains and losses in its consolidated statements of earnings to enhance the transparency of its financial reporting by removing distortions to underwriting results caused by volatility in foreign currency rates and by giving recognition to the economic hedging relationship that exists between claims liabilities and portfolio investments denominated in foreign currencies within the same operating company. Prior year comparative figures have been reclassified to be consistent with the current year’s presentation, resulting in the reclassification in 2008 of $161.8 of net realized and unrealized foreign currency losses (2007 – $28.7 of net realized and unrealized gains) and $12.0 of net realized and unrealized foreign currency gains (2007 – $2.2 of net realized and unrealized losses) from losses on claims and operating expenses respectively to net gains on investments. The pre-tax foreign currency effect on certain line items in the company’s consolidated financial statements for the years ended December 31 were as follows:

	2009	2008	2007
Net gains (losses) on investments:
Underwriting activities	14.3	(147.9)	26.4
Investing activities	(31.9)	102.5	111.1

Foreign currency gains (losses) included in pre-tax net earnings	(17.6)	(45.4)	137.5
Other comprehensive income:
Investing activities foreign currency gains (losses)	(39.3)	41.6	(45.2)

	(56.9)	(3.8)	92.3

Application of the Equity Method of Accounting
The company began acquiring common shares of Singapore Reinsurance Corporation Limited (“Singapore Re”) in 1999 and until December 24, 2009 accounted for its investment in 17.5% of the common shares of Singapore Re as available for sale at fair value. On December 24, 2009, the company increased its interest in Singapore Re to 20.0% and determined that it had obtained significant influence and, accordingly, the company changed the accounting treatment of its investment in Singapore Re from available for sale to the equity method of accounting on a prospective basis.

The company began acquiring units of The Brick Group Income Fund (“The Brick”) in 2006 and until November 27, 2009 accounted for its 12.8% interest in The Brick as available for sale at fair value. The company determined that its 12.8% interest, combined with certain other events occurring during the fourth quarter of 2009, effectively resulted in the company being deemed to exercise significant influence over The Brick. Accordingly, on November 28, 2009, the company changed the accounting treatment of its investment in The Brick from available for sale to the equity method of accounting on a prospective basis. Factors considered by the company in making this determination included: (1) a potential fully diluted voting interest of 29.1% as the result of ownership of 45.3 million warrants, each of which entitle the company to purchase one unit of The Brick at a discount to the average trading price of those units during the fourth quarter of 2009; (2) the expiration of a standstill agreement on November 28, 2009 which precluded the company from exercising warrants, acquiring additional units or seeking to influence management; and (3) the appointment of an individual related to the company to the board of directors of The Brick, in addition to one board member already representing Fairfax by virtue of its 12.8% interest.

The company began acquiring common shares of International Coal Group, Inc. (“ICG”) in 2006 and until December 31, 2008 accounted for its investment in 19.7% of the common shares of ICG as available for sale at fair value. During the first quarter of 2009, the company increased its interest in ICG to 23.8%. Accordingly, on February 20, 2009, the company changed the accounting treatment of its investment in ICG from available for sale to the equity method of accounting on a prospective basis. During the fourth quarter of 2009, the company further increased its interest in ICG to 27.7%.

The impact on the consolidated balance sheet at the date of the application of the equity method of accounting to the investments described in the preceding paragraphs was as follows:

	Singapore Re	The Brick	ICG	Total

Date equity method commenced:	December 24, 2009	November 28, 2009	February 20, 2009
Portfolio investments:
Investments, at equity	19.6	4.2	119.3	143.1
Common stocks	(22.8)	(8.7)	(55.5)	(87.0)
Future income taxes	1.0	1.4	(21.0)	(18.6)
Non-controlling interests	(1.2)	–	5.9	4.7
Accumulated other comprehensive income (loss)	(1.0)	(3.1)	36.9	32.8

Change in accounting policies
Current year
Financial Instruments
Effective October 1, 2009, the company adopted the amendments made to Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3862, Financial Instruments – Disclosures, which required enhanced disclosures on liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments. The new disclosures required by these amendments have been included in these annual consolidated financial statements. Since these amendments relate to disclosure only, there is no impact on the company’s financial position as at December 31, 2009 or its results of operations for the year then ended.

Effective October 1, 2009, the company adopted the amendments made to CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, which required certain amendments to Canadian GAAP to achieve consistency with international standards on impairment of debt securities. The amendments include changing the categories into which debt instruments are required and permitted to be classified and eliminating the distinction between debt securities and other debt instruments. As a result, debt instruments not quoted in an active market may be classified as loans and receivables and subsequently assessed for impairment using the incurred credit loss model. The incurred credit loss model requires recognition of an impairment loss equal to the difference between the carrying amount and the estimated realizable amount when there is no longer reasonable assurance of timely collection of future cash flows. The estimated realizable amount is the present value of the expected future cash flows discounted at the original effective interest rate. The amendments also require the reversal of an impairment loss related to an available for sale debt instrument in the instance when, in a subsequent period, the fair value of the instrument increases and the increase can be objectively related to an event occurring after the loss was recognized. The adoption of these amendments was applied retroactively to January 1, 2009 and did not have an impact on the company’s financial position as at December 31, 2009 or its results of operations for the year then ended.

Effective July 1, 2009, the company adopted the amendment made to CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, concerning the assessment of embedded derivatives upon reclassifications occurring after July 1, 2009 of financial assets out of the held for trading category. No such reclassifications have been effected by the company.

FAIRFAX FINANCIAL HOLDINGS LIMITED

In June 2009, the company adopted the amendment made to CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, which clarified the application of the effective interest method to a financial asset subsequent to the recognition of an impairment loss. The adoption of this amendment did not have an impact on the company’s financial position as at December 31, 2009 or its results of operations for the year then ended.

Goodwill and Intangible Assets
Effective January 1, 2009, the company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The adoption of this guidance did not result in a change in the recognition of the company’s goodwill and intangible assets.

Credit Risk
Effective January 1, 2009, the company adopted the CICA Emerging Issues Committee Abstract EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”), which provides additional guidance on how to measure financial assets and liabilities by taking into account the company’s own credit risk and the credit risk of the counterparty. The adoption of EIC-173 did not have an impact on the company’s financial position as at December 31, 2009 or its results of operations for the year then ended.

Prior year
In October 2008, amendments were made to CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement and Section 3862, Financial Instruments – Disclosure. These amendments permit companies to reclassify certain investments in debt or equity securities from the classification that requires fair value changes to be recognized immediately in net earnings to the available for sale classification; provided strict criteria are met. No such reclassifications have been effected by the company.

Accounting pronouncements to be adopted in the future
Financial Instruments
In June 2009, the CICA amended CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement to clarify the conditions for determining when a prepayment option embedded in a debt host instrument is closely related to the host for accounting purposes. The amendment is effective for the company’s 2011 interim and annual consolidated financial statements. The company is currently in the process of evaluating the impact of adopting this amendment.

Business Combinations and Non-controlling Interests
In January 2009, the AcSB issued CICA Handbook Section 1582, Business Combinations (“Section 1582”), Section 1601, Consolidated Financial Statements (“Section 1601”) and Section 1602, Non-Controlling Interests (“Section 1602”), which replaces CICA Handbook Section 1581, Business Combinations (“Section 1581”) and Section 1600, Consolidated Financial Statements. Section 1582 retains the fundamental requirements of Section 1581 to identify an acquirer and to use the acquisition method of accounting for each business combination. This new standard requires: measurement of share consideration issued at fair value at the acquisition date; recognition of contingent consideration at fair value at the date of acquisition with subsequent changes in fair value generally reflected in net earnings; and the acquirer to expense acquisition-related costs as incurred. A non-controlling interest may be measured at fair value or at the proportionate share of identifiable net assets acquired. Under current Canadian GAAP, a non-controlling interest is recorded at the proportionate share of the carrying value of the acquiree. Section 1602 provides guidance on the treatment of a non-controlling interest after acquisition in a business combination. This new standard requires: a non-controlling interest to be presented clearly in equity, but separately from the parent’s equity; the amount of consolidated net income attributable to the parent and to a non-controlling interest be clearly identified and presented on the consolidated statement of earnings; and accounting for changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control as an equity transaction. Section 1601 carries forward existing guidance on aspects of the preparation of consolidated financial statements subsequent to the acquisition date other than that pertaining to a non-controlling interest. These three new sections apply to the company’s consolidated financial statements effective January 1, 2011 with earlier adoption permitted. The company is currently evaluating the impact of adopting these new sections on its consolidated financial position and results of operations.

International Financial Reporting Standards (“IFRS”)
In February 2008, the AcSB confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. The company will change over to IFRS for its interim and annual financial statements beginning on January 1, 2011 and is currently evaluating the impact of changing over to IFRS on its financial position and results of operations.

3.	Cash and Investments

Cash and short term investments, marketable securities, portfolio investments and short sale and derivative obligations by financial instrument classification are shown in the table below:

	December 31, 2009					December 31, 2008
	Classified	Designated	Classified			Classified	Designated	Classified
	as	as	as		Total	as	as	as		Total
	held for	held for	available		carrying	held for	held for	available		carrying
	trading	trading	for sale	Other	value	trading	trading	for sale	Other	value
Holding company:
Cash and short term investments	115.4	227.5	28.5	–	371.4	275.4	–	521.1	–	796.5
Cash and short term investments pledged for short sale and derivative obligations	24.5	30.0	24.4	–	78.9	18.4	–	1.3	–	19.7
Bonds	–	368.5	34.7	–	403.2	–	216.6	12.2	–	228.8
Preferred stocks	–	64.8	–	–	64.8	–	–	12.1	–	12.1
Common stocks	–	1.7	234.1	–	235.8	–	–	424.3	–	424.3
Derivatives	97.5	–	–	–	97.5	82.8	–	–	–	82.8

	237.4	692.5	321.7	–	1,251.6	376.6	216.6	971.0	–	1,564.2
Short sale and derivative obligations	(8.9)	–	–	–	(8.9)	(9.2)	–	–	–	(9.2)

	228.5	692.5	321.7	–	1,242.7	367.4	216.6	971.0	–	1,555.0

Portfolio investments:
Cash and short term investments	2,093.3	803.8	347.7	–	3,244.8	2,338.8	355.2	2,814.5	–	5,508.5
Bonds	–	6,628.2	4,290.1	–	10,918.3	–	4,463.3	3,962.5	–	8,425.8
Preferred stocks	–	261.1	31.7	–	292.8	–	–	38.2	–	38.2
Common stocks	–	90.4	4,762.7	–	4,853.1	–	80.7	3,736.2	–	3,816.9
Investments, at equity	–	–	–	475.4	475.4	–	–	–	219.3	219.3
Derivatives	127.7	–	–	–	127.7	372.7	–	–	–	372.7
Other invested assets	–	–	–	15.0	15.0	–	–	–	25.3	25.3

	2,221.0	7,783.5	9,432.2	490.4	19,927.1	2,711.5	4,899.2	10,551.4	244.6	18,406.7

Assets pledged for short sale and derivative obligations:
Cash and short term investments	–	4.6	–	–	4.6	8.3	–	–	–	8.3
Bonds	–	84.1	62.8	–	146.9	–	–	–	–	–

	–	88.7	62.8	–	151.5	8.3	–	–	–	8.3

	2,221.0	7,872.2	9,495.0	490.4	20,078.6	2,719.8	4,899.2	10,551.4	244.6	18,415.0
Short sale and derivative obligations	(48.3)	–	–	–	(48.3)	(20.2)	–	–	–	(20.2)

	2,172.7	7,872.2	9,495.0	490.4	20,030.3	2,699.6	4,899.2	10,551.4	244.6	18,394.8

Restricted cash and cash equivalents at December 31, 2009 of $76.3 was comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries’ insurance and reinsurance operations. Restricted cash and cash equivalents at December 31, 2008 of $115.2 consisted primarily of cash and cash equivalents pledged to the Society and Council of Lloyd’s (“Lloyd’s”) to support the underwriting capacity of subsidiaries’ Lloyd’s syndicates. Cash and cash equivalents pledged to Lloyd’s at December 31, 2008 was substantially replaced by debt securities at December 31, 2009. Restricted cash and cash equivalents are included in the consolidated balance sheets in holding company cash, short term investments and marketable securities, or in subsidiary cash and short term investments and assets pledged for short sale and derivative obligations in portfolio investments.

In addition to the amounts disclosed in note 14, the company’s subsidiaries have pledged cash and investments, inclusive of trust funds and regulatory deposits, as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). In order to write premium business in certain jurisdictions (primarily U.S. states) the company’s subsidiaries must deposit funds with local insurance regulatory authorities to provide security for future claims payments as ultimate protection for the policyholder. Additionally, some of the company’s subsidiaries provide reinsurance to primary insurers, for which funds must be posted as security for losses that have been incurred but not yet paid. These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The table that follows summarizes pledged assets by the nature of the pledge requirement:

	December 31,
	2009	2008

Regulatory deposits	1,424.9	1,549.2
Security for reinsurance and other	794.3	777.9

	2,219.2	2,327.1

Available For Sale Securities
Gross unrealized gains and losses on investments classified as available for sale by type of issuer, including assets pledged for short sale and derivative obligations, were as follows:

	December 31, 2009				December 31, 2008
	Cost or	Gross	Gross	Total	Cost or	Gross	Gross	Total
	amortized	unrealized	unrealized	carrying	amortized	unrealized	unrealized	carrying
	cost	gains	losses	value	cost	gains	losses	value
Holding company:
Short term investments:(1)
Canadian government	24.4	–	–	24.4	136.7	–	(1.4)	135.3
U.S. treasury	28.5	–	–	28.5	387.1	–	–	387.1

	52.9	–	–	52.9	523.8	–	(1.4)	522.4

Bonds:
U.S. treasury	–	–	–	–	12.0	–	–	12.0
U.S. states and municipalities	22.5	0.8	–	23.3	–	–	–	–
Corporate and other	10.9	0.5	–	11.4	0.4	–	(0.2)	0.2

	33.4	1.3	–	34.7	12.4	–	(0.2)	12.2

Preferred stocks:
Canadian	–	–	–	–	11.8	0.3	–	12.1

Common stocks:
Canadian	39.5	18.9	–	58.4	58.4	–	(11.1)	47.3
U.S.	80.7	44.2	(1.5)	123.4	397.2	12.4	(56.8)	352.8
Other	38.2	14.1	–	52.3	20.0	4.2	–	24.2

	158.4	77.2	(1.5)	234.1	475.6	16.6	(67.9)	424.3

Portfolio investments:
Short term investments:
Canadian government	15.5	0.5	–	16.0	196.9	–	(0.1)	196.8
U.S. treasury	192.5	–	–	192.5	2,307.9	–	(3.4)	2,304.5
Other government	125.5	13.7	–	139.2	297.1	16.1	–	313.2

	333.5	14.2	–	347.7	2,801.9	16.1	(3.5)	2,814.5

Bonds:
Canadian government	596.6	39.6	(0.1)	636.1	928.1	57.0	–	985.1
U.S. treasury	490.1	12.3	(41.4)	461.0	739.2	140.4	–	879.6
U.S. states and municipalities	938.6	38.0	(3.3)	973.3	999.7	12.7	(32.7)	979.7
Other government	848.8	21.5	(27.6)	842.7	856.8	24.3	(66.6)	814.5
Corporate and other	1,239.7	138.3	(1.0)	1,377.0	315.0	7.2	(18.6)	303.6

	4,113.8	249.7	(73.4)	4,290.1	3,838.8	241.6	(117.9)	3,962.5

Preferred stocks:
Canadian	–	–	–	–	10.2	–	–	10.2
U.S.	0.1	–	–	0.1	0.6	–	(0.5)	0.1
Other	31.2	0.4	–	31.6	30.4	–	(2.5)	27.9

	31.3	0.4	–	31.7	41.2	–	(3.0)	38.2

Common stocks:
Canadian	476.9	230.8	–	707.7	535.8	43.6	(66.4)	513.0
U.S.	2,716.2	398.5	–	3,114.7	2,731.1	95.8	(250.9)	2,576.0
Other	756.9	188.8	(5.4)	940.3	616.5	44.2	(13.5)	647.2

	3,950.0	818.1	(5.4)	4,762.7	3,883.4	183.6	(330.8)	3,736.2

Assets pledged for short sale and derivative obligations:
Bonds:
Canadian government	1.0	0.1	–	1.1	–	–	–	–
U.S. treasury	0.4	–	–	0.4	–	–	–	–
Other government	54.1	1.7	–	55.8	–	–	–	–
Corporate and other	5.0	0.5	–	5.5	–	–	–	–

	60.5	2.3	–	62.8	–	–	–	–

(1)	Includes $24.4 (2008 – $1.3) of short term investments included in assets pledged for short sale and derivative obligations.

The number of continuous months in which available for sale securities excluding short term investments had gross unrealized losses is as follows:

December 31, 2009

	Less than 12 Months			Greater than 12 Months			Total
		Gross			Gross			Gross
	Fair	unrealized	Number of	Fair	unrealized	Number of	Fair	unrealized	Number of
	value	losses	securities	value	losses	securities	value	losses	securities

Bonds:
Canadian government	11.9	(0.1)	1	–	–	–	11.9	(0.1)	1
U.S. treasury	196.1	(41.4)	14	–	–	–	196.1	(41.4)	14
U.S. states and municipalities	115.9	(3.2)	4	1.6	(0.1)	1	117.5	(3.3)	5
Other government	61.4	(2.0)	12	260.3	(25.6)	5	321.7	(27.6)	17
Corporate and other	129.1	(1.0)	4	–	–	–	129.1	(1.0)	4

	514.4	(47.7)	35	261.9	(25.7)	6	776.3	(73.4)	41

Common stocks:
U.S.	23.6	(1.5)	1	–	–	–	23.6	(1.5)	1
Other	75.9	(5.4)	12	–	–	–	75.9	(5.4)	12

	99.5	(6.9)	13	–	–	–	99.5	(6.9)	13

	613.9	(54.6)	48	261.9	(25.7)	6	875.8	(80.3)	54

December 31, 2008

	Less than 12 Months			Greater than 12 Months			Total
		Gross			Gross			Gross
	Fair	unrealized	Number of	Fair	unrealized	Number of	Fair	unrealized	Number of
	value	losses	securities	value	losses	securities	value	losses	securities

Bonds:
U.S. states and municipalities	541.1	(32.7)	30	–	–	–	541.1	(32.7)	30
Other government	327.1	(66.6)	8	–	–	–	327.1	(66.6)	8
Corporate and other	127.7	(18.8)	8	–	–	–	127.7	(18.8)	8

	995.9	(118.1)	46	–	–	–	995.9	(118.1)	46

Preferred stocks:
U.S.	0.1	(0.5)	2	–	–	–	0.1	(0.5)	2
Other	27.9	(2.5)	4	–	–	–	27.9	(2.5)	4

	28.0	(3.0)	6	–	–	–	28.0	(3.0)	6

Common stocks:
Canadian	303.3	(77.5)	5	–	–	–	303.3	(77.5)	5
U.S.	1,214.6	(307.7)	13	–	–	–	1,214.6	(307.7)	13
Other	284.3	(13.5)	20	–	–	–	284.3	(13.5)	20

	1,802.2	(398.7)	38	–	–	–	1,802.2	(398.7)	38

	2,826.1	(519.8)	90	–	–	–	2,826.1	(519.8)	90

At each reporting date, and more frequently when conditions warrant, management evaluates all available for sale securities with unrealized losses to determine whether those unrealized losses are other than temporary and should be recognized in net earnings (losses) rather than in other comprehensive income (loss). If management’s assessment indicates that the impairment in value is other than temporary, or the company does not have the intent or ability to hold the security until its fair value recovers, the security is written down to its fair value at the balance sheet date, and a loss is recognized in net gains (losses) on investments in the consolidated statement of earnings. Net gains (losses) on investments for 2009 include $340.0 (2008 – $1,011.8; 2007 – $109.0) of provisions for other than temporary impairments. After such provisions, the unrealized losses on such securities at December 31, 2009 were $6.9 (2008 – $398.7), nil (2008 – $3.0) and $73.4 (2008 – $118.1) with respect to common stocks, preferred stocks and bonds respectively. The company had investments in six debt securities primarily other government debt securities classified as available for sale which were in unrealized loss positions for a period greater than twelve months at

FAIRFAX FINANCIAL HOLDINGS LIMITED

December 31, 2009. The unrealized loss of $25.7 on these securities at December 31, 2009 was primarily due to the effect of fluctuations in foreign currency translation rates.

As of December 31, 2009, the company had investments in bonds in or near default (where the issuer has missed payment of principal or interest or entered bankruptcy) with a fair value of $14.4 (2008 – $26.1).

Securities Classified or Designated as Held for Trading
The company classified U.S. state and municipal bonds of $996.6 (2008 – $979.7) which were purchased prior to September 30, 2008 as available for sale. U.S. state and municipal bonds of $4,501.2 (2008 – $3,124.9) which were acquired subsequent to September 30, 2008 have been designated as held for trading.

Common stocks designated as held for trading include investments in certain limited partnerships with a carrying value of $92.1 (2008 – $80.7).

The consolidated balance sheet includes $825.7 (2008 – $499.5) of convertible bonds containing embedded derivatives (sometimes referred to as hybrid financial instruments) which the company has designated as held for trading.

Fixed Income Maturity Profile
Bonds designated or classified as held for trading and classified as available for sale are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At December 31, 2009, securities containing call and put features represented approximately $5,587.6 and $1,376.4, respectively (2008 – $4,358.2 and $950.1, respectively) of the total fair value of bonds in the table below.

	December 31, 2009		December 31, 2008
	Amortized	Fair	Amortized	Fair
	cost	value	cost	value

Due in 1 year or less	779.5	726.3	804.7	825.7
Due after 1 year through 5 years	2,445.5	2,199.3	2,048.0	1,567.0
Due after 5 years through 10 years	5,412.7	6,039.4	5,099.5	5,235.4
Due after 10 years	2,476.9	2,503.4	943.6	1,026.5

	11,114.6	11,468.4	8,895.8	8,654.6

Effective interest rate		5.8%		5.5%

The calculation of the effective interest rate of 5.8% (2008 – 5.5%) is on a pre-tax basis and does not give effect to the favourable tax treatment which the company expects to receive with respect to its tax advantaged bond investments of approximately $4.6 billion (2008 – $4.1 billion) included in U.S. states and municipalities.

Investments at Equity
The fair value and carrying value of investments, at equity were as follows:

	December 31, 2009		December 31, 2008
	Fair	Carrying	Fair	Carrying
	value	value	value	value

Portfolio investments:
Investments, at equity
ICICI Lombard General Insurance Company Limited	204.4	75.9	428.5	73.1
Cunningham Lindsey Group Limited	159.5	134.8	83.9	83.9
International Coal Group, Inc.	173.9	163.0	–	–
Singapore Reinsurance Corporation Limited	22.9	20.9	–	–
The Brick Group Income Fund	8.9	4.2	–	–
Partnerships, trusts and other	76.6	76.6	62.9	62.3

	646.2	475.4	575.3	219.3

The company also has investments of $33.8 (2008 – nil) and $22.9 (2008 – nil) in debt instruments and warrants issued by The Brick respectively. The debt instruments and the warrants are recorded in bonds and derivatives and other invested assets in the consolidated balance sheet respectively. The company’s strategic investment of $66.4 (15.0% interest) in Alltrust Insurance Company of China Ltd. (“Alltrust”) is classified as an available for sale security within portfolio investments as the company has determined that it does not exercise significant influence over Alltrust.

The earnings (losses) from investments, at equity included in interest and dividends for the years ended December 31 were as follows:

	2009	2008	2007

ICICI Lombard General Insurance Company Limited	(4.7)	(4.7)	7.4
Cunningham Lindsey Group Limited	4.8	7.0	–
International Coal Group, Inc.	11.2	–	–
Advent Capital (Holdings) PLC	–	1.6	(24.2)
Hub International Limited (“Hub”)	–	–	9.2
Partnerships, trusts and other	12.0	(53.3)	15.3

	23.3	(49.4)	7.7

Earnings from investments, at equity includes a provision of nil (2008 – nil; 2007 – $37.4) for other than temporary impairments. In 2007, the other than temporary impairment of $37.4 related to the company’s investment in Advent. Included in net gains on investments – other are dilution losses of $1.1 (2008 – nil; 2007 – $8.0) and dilution gains of nil (2008 – nil; 2007 – $1.2), related to changes in the company’s proportional ownership in certain of its consolidated and equity accounted investments.

On June 13, 2007, the company and its subsidiaries completed the sale of all of their 26.1% interest in Hub for cash proceeds of $41.50 per share. The sale of 10.3 million Hub shares held by the company and its subsidiaries resulted in cash proceeds of $428.5 and a net gain on investment before income taxes and non-controlling interests of $220.5.

Fair Value Disclosures
The company is responsible for determining the fair value of its investment portfolio by utilizing market driven fair value measurements obtained from active markets where available, by considering other observable and unobservable inputs, and by employing valuation techniques which make use of current market data. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The company uses a fair value hierarchy to categorize the inputs used in valuation techniques to measure fair value. A description of the inputs used in the valuation of financial instruments at December 31, 2009 is summarized as follows:

Level 1 – Quoted prices in active markets for identical instrument – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair value of the majority of the company’s common stocks, equity call options (including in prior periods, the S&P 500 index based Standard & Poor’s Depositary Receipts (“SPDRs”) short position) and positions in securities sold but not yet purchased are determined based on quoted prices in active markets obtained from external pricing sources.

Level 2 – Significant other observable inputs – Inputs include directly or indirectly observable inputs other than quoted prices included within Level 1. These inputs include quoted prices for similar instruments exchanged in active markets; quoted prices for identical or similar instruments exchanged in inactive markets; inputs other than quoted prices that are observable for the instruments, such as interest rates and yield curves.

The company’s investments in government securities (including federal, state, provincial and municipal bonds), corporate securities, private placements and infrequently traded securities are priced using publicly traded over-the-counter prices or broker-dealer quotes. Market observable inputs such as benchmark yields, reported trades, broker-dealer quotes, issuer spreads and bids are available for these investments.

The fair values of derivatives such as equity total return swaps, equity index total return swaps and S&P index call options are based on broker-dealer quotes. The fair values of warrants are based on quoted market prices or broker-dealer quotations where available. Otherwise, valuation techniques are employed to estimate the fair

FAIRFAX FINANCIAL HOLDINGS LIMITED

value of warrants on the basis of pricing models that incorporate the quoted price, volatility and dividend yield of the underlying security and the risk-free rate. To assess the reasonableness of pricing received from broker-dealers, the company compares the fair values supplied by broker- dealers to industry accepted valuation models, to observable inputs such as credit spreads and discount rates and to recent transaction prices for similar assets where available.

The fair values of credit default swaps are based principally on third party broker-dealer quotes which are based on market observable inputs with current market spreads being the primary observable input. In addition, the company assesses the reasonableness of the fair values obtained from these providers by comparing these fair values to values produced using individual issuer credit default swap yield curves, by referencing them to movements in credit spreads and by comparing them to recent market transaction prices for similar credit default swaps where available. The fair values of credit default swaps are subject to significant volatility arising from the potential differences in the perceived risk of default of the underlying issuers, movements in credit spreads and the length of time to the contracts’ maturity.

The company has investments of $1,231.4 (2008 – $463.1) in certain private placement debt securities and preferred shares which have been designated as held for trading or classified as available for sale depending on the characteristics of the security. The fair values of these securities are determined based on industry accepted valuation models, which are sensitive to certain assumptions, specifically share price volatility and credit spreads of the issuer.

Level 3 – Significant unobservable inputs – Inputs include unobservable inputs used in the measurement of financial instruments. Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these assets or liabilities or related observable inputs that can be corroborated at the measurement date.

The company values its Level 3 investments, which are comprised primarily of mortgage-backed securities purchased at deep discounts to par during 2008 (fair value of $30.1 at December 31, 2009 (2008 – $151.7)), using an internal discounted cash flow model. The cash flow model incorporates actual cash flows on the mortgage-backed securities through the current period and projects the remaining cash flows from the underlying mortgages, using a number of assumptions and inputs that are based on the security-specific collateral. The company assesses the reasonableness of the fair values of these securities by comparing to industry accepted valuation models, by reference to movements in credit spreads and by comparing the fair values to recent transaction prices for similar assets where available.

The company’s use of quoted market prices, internal models using observable market information as inputs and internal models without observable market information as inputs in the valuation of securities and derivative contracts were as follows:

	December 31, 2009				December 31, 2008
			Significant				Significant
			other	Significant			other	Significant
	Total fair	Quoted	observable	unobservable	Total fair	Quoted	observable	unobservable
	value asset	prices	inputs	inputs	value asset	prices	inputs	inputs
	(liability)	(Level 1)	(Level 2)	(Level 3)	(liability)	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	2,233.2	2,233.2	–	–	2,640.9	2,640.9	–	–

Short term investments:
Canadian government	71.8	71.8	–	–	334.9	334.9	–	–
U.S. treasury	1,196.5	1,196.5	–	–	2,947.5	2,946.7	0.8	–
Other government	177.2	135.0	42.2	–	409.7	381.4	28.3	–
Corporate and other	21.0	–	21.0	–	–	–	–	–

	1,466.5	1,403.3	63.2	–	3,692.1	3,663.0	29.1	–

Bonds:
Canadian government	1,538.5	–	1,538.5	–	1,726.3	–	1,726.3	–
U.S. treasury	541.4	–	541.4	–	985.0	–	985.0	–
U.S. states and municipalities	5,497.8	–	5,497.8	–	4,104.6	–	4,104.6	–
Other government	919.7	–	919.7	–	853.4	–	852.4	1.0
Corporate and other	2,689.3	–	2,672.2	17.1	833.6	–	819.7	13.9
Mortgage backed securities – residential	281.7	–	251.6	30.1	151.7	–	–	151.7

	11,468.4	–	11,421.2	47.2	8,654.6	–	8,488.0	166.6

Preferred stocks:(1)
Canadian	110.4	–	110.4	–	10.1	10.1	–	–
U.S.	215.6	–	215.6	–	0.1	–	0.1	–
Other	31.6	–	31.6	–	28.0	–	28.0	–

	357.6	–	357.6	–	38.2	10.1	28.1	–

Common stocks:(1)
Canadian	755.5	740.2	15.3	–	560.3	548.0	12.3	–
U.S.	3,226.6	3,187.6	38.6	0.4	2,798.0	2,750.6	47.4	–
Other	980.8	710.3	267.1	3.4	705.8	518.1	183.9	3.8

	4,962.9	4,638.1	321.0	3.8	4,064.1	3,816.7	243.6	3.8

Derivatives and other invested assets	240.2	41.6	198.6	–	480.8	39.4	441.4	–

Short sale and derivative obligations	(57.2)	–	(57.2)	–	(29.4)	(20.1)	(9.3)	–

Holding company cash, short term investments and marketable securities and portfolio investments measured at fair value	20,671.6	8,316.2	12,304.4	51.0	19,541.3	10,150.0	9,220.9	170.4

	100.0%	40.2%	59.5%	0.3%	100.0%	51.9%	47.2%	0.9%

(1)	Excluded from these totals are available for sale investments of $66.4 (nil at December 31, 2008), nil ($12.1 at December 31, 2008) and $59.6 ($177.1 at December 31, 2008) in common shares, preferred stocks and partnership trusts respectively which are carried at cost as they do not have quoted market values in active markets.

FAIRFAX FINANCIAL HOLDINGS LIMITED

A summary of changes in fair values of Level 3 financial assets measured at fair value on a recurring basis for the years ended December 31 follows:

	December 31, 2009			December 31, 2008
		Common			Common
	Bonds	stocks	Total	Bonds	stocks	Total

Balance – beginning of year	166.6	3.8	170.4	23.3	10.6	33.9
Total realized and unrealized gains (losses)
Included in net gains (losses) on investments	(12.5)	–	(12.5)	(35.9)	7.9	(28.0)
Included in other comprehensive income (loss)	1.1	(0.9)	0.2	(1.5)	–	(1.5)
Purchases	44.2	0.9	45.1	188.1	4.8	192.9
Sales	(56.7)		(56.7)	(7.4)	(17.0)	(24.4)
Transfer out of category	(95.5)	–	(95.5)	–	(2.5)	(2.5)

Balance – end of year	47.2	3.8	51.0	166.6	3.8	170.4

A net loss for 2009 of $19.8 (2008 – $29.2) representing the change in fair value of the company’s investments still held as at December 31, 2009 (principally mortgage backed securities purchased at deep discounts to par) priced using Level 3 inputs was recognized in net gains (losses) on investments in the consolidated statement of earnings. The change in fair value of $19.8 (2008 – $29.2) was offset by the receipt of $90.3 (2008 – $44.9) of interest and return of capital during the period. During 2009, as the result of an increase in market liquidity, broker quotations and observable market transactions became available for certain of the company’s mortgage-backed securities where fair value was previously determined using Level 3 inputs. Accordingly, $95.5 of these securities were transferred from the Level 3 category to the Level 2 category.

Investment Income
An analysis of investment income for the years ended December 31 follows:

	2009					2008
	Classified	Designated	Classified			Classified	Designated	Classified
	as	as	as			as	as	as
	held for	held for	available			held for	held for	available
	trading	trading	for sale	Other	Total	trading	trading	for sale	Other	Total

Interest income:
Cash and short term investments	11.0	7.9	7.7	–	26.6	100.4	–	30.8	–	131.2
Bonds	–	315.6	225.5	–	541.1	–	81.9	372.7	–	454.6
Derivatives and other	(5.3)	–	–	2.9	(2.4)	14.8	–	–	6.4	21.2

	5.7	323.5	233.2	2.9	565.3	115.2	81.9	403.5	6.4	607.0

Dividends:
Preferred stocks	–	3.1	2.8	–	5.9	–	–	1.5	–	1.5
Common stocks	–	–	131.6	–	131.6	–	–	74.5	–	74.5

	–	3.1	134.4	–	137.5	–	–	76.0	–	76.0

Earnings (losses) from investments, at equity	–	–	–	23.3	23.3	–	–	–	(49.4)	(49.4)
Investment expenses	–	–	–	(13.4)	(13.4)	–	–	–	(7.2)	(7.2)

	5.7	326.6	367.6	12.8	712.7	115.2	81.9	479.5	(50.2)	626.4

Net gains (losses) on investments:
Bonds:
Gains	–	691.7	248.1	–	939.8	–	–	602.9	–	602.9
Losses	–	–	(5.0)	–	(5.0)	–	(350.0)	(20.1)	–	(370.1)

	–	691.7	243.1	–	934.8	–	(350.0)	582.8	–	232.8

Preferred stocks:
Gains	–	24.3	2.6	–	26.9	–	–	3.0	–	3.0
Losses	–	–	(0.3)	–	(0.3)	–	–	–	–	–

	–	24.3	2.3	–	26.6	–	–	3.0	–	3.0

Common stocks:
Gains	–	35.3	285.9	–	321.2	–	–	54.5	–	54.5
Losses	–	–	(82.1)	–	(82.1)	–	(21.3)	(15.0)	–	(36.3)

	–	35.3	203.8	–	239.1	–	(21.3)	39.5	–	18.2

Financial instruments classified as held for trading	37.5	–	–	–	37.5	3,428.5	–	–	–	3,428.5
Foreign currency gains (losses) on investing activities	18.2	(1.1)	(14.7)	8.3	10.7	(70.6)	66.2	49.6	24.0	69.2
Foreign currency gains (losses) on underwriting activities	–	–	–	14.3	14.3	–			(147.9)	(147.9)
Foreign currency translation loss on disposition of investee company	–	–	–	–	–	–	–	–	(24.9)	(24.9)
Repurchase of debt	–	–	–	9.0	9.0	–	–	–	–	–
Other	–	(4.2)	2.0	14.7	12.5	–	1.2	0.3	2.1	3.6
Other than temporary impairments of investments	–	–	(340.0)	–	(340.0)	–	–	(1,011.8)	–	(1,011.8)

	55.7	746.0	96.5	46.3	944.5	3,357.9	(303.9)	(336.6)	(146.7)	2,570.7

	61.4	1,072.6	464.1	59.1	1,657.2	3,473.1	(222.0)	142.9	(196.9)	3,197.1

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2007
	Classified	Designated	Classified
	as	as	as
	held for	held for	available
	trading	trading	for sale	Other	Total

Interest income:
Cash and short term investments	182.8	–	29.6	–	212.4
Bonds	–	47.4	399.4	–	446.8
Derivatives and other	20.8	–	–	–	20.8

	203.6	47.4	429.0	–	680.0

Dividends:
Preferred stocks	–	–	1.2	–	1.2
Common stocks	–	–	80.5	–	80.5

	–	–	81.7	–	81.7

Earnings from investments, at equity	–	–	–	7.7	7.7
Investment expenses	–	–	–	(8.4)	(8.4)

	203.6	47.4	510.7	(0.7)	761.0

Net gains (losses) on investments:
Bonds:
Gains	–	–	64.3	–	64.3
Losses	–	(55.9)	(1.2)	–	(57.1)

	–	(55.9)	63.1	–	7.2

Common stocks:
Gains	–	–	178.7	–	178.7
Losses	–	–	(39.9)	–	(39.9)

	–	–	138.8	–	138.8

Investments, at equity	–	–	–	220.5	220.5
Financial instruments classified as held for trading	1,277.5	–	–	–	1,277.5
Foreign currency gains on investing activities	17.7	13.9	44.7	37.6	113.9
Foreign currency gains on underwriting activities				26.4	26.4
Repurchase of debt	–	–	–	1.8	1.8
Other	–	–	2.6	(3.6)	(1.0)
Other than temporary impairments of investments	–	–	(109.0)	(10.2)	(119.2)

	1,295.2	(42.0)	140.2	272.5	1,665.9

	1,498.8	5.4	650.9	271.8	2,426.9

The following table summarizes the impact of investments classified or designated as held for trading on net gains (losses) on investments recognized in the consolidated statements of earnings. Common stock and equity index positions includes positions in securities sold but not yet purchased, equity and equity index total return swaps and equity and equity index call options. Other is primarily comprised of foreign exchange forward contracts, credit warrants and futures contracts.

						Designated as
	Classified as held for trading					held for trading
	Common						Preferred
	stock and	Credit					and
	equity index	default	Equity				common
	short positions	swaps	warrants	Other	Total	Bonds	stocks	Total

For the year ended December 31, 2009
Inception-to-date realized gains (losses) on positions closed in the year	(15.5)	185.4	172.7	(26.1)	316.5	58.8	9.2	68.0
Mark-to-market (gains) losses recognized in prior years on positions closed in the year	0.1	(139.2)	–	(18.8)	(157.9)	28.8	–	28.8
Mark-to-market gains (losses) arising on positions remaining open at year end	8.8	(160.8)	58.2	(27.3)	(121.1)	604.1	50.4	654.5

Net gains (losses)	(6.6)	(114.6)	230.9	(72.2)	37.5	691.7	59.6	751.3

For the year ended December 31, 2008
Inception-to-date realized gains (losses) on positions closed in the year	1,994.2	1,801.5	–	62.4	3,858.1	(2.0)	–	(2.0)
Mark-to-market (gains) losses recognized in prior years on positions closed in the year	84.7	(754.0)	–	2.9	(666.4)	0.1	–	0.1
Mark-to-market gains (losses) arising on positions remaining open at year end	(0.2)	238.9	–	(1.9)	236.8	(348.1)	(21.3)	(369.4)

Net gains (losses)	2,078.7	1,286.4	–	63.4	3,428.5	(350.0)	(21.3)	(371.3)

For the year ended December 31, 2007
Inception-to-date realized gains (losses) on positions closed in the year	106.9	174.0	–	(1.4)	279.5	18.9	–	18.9
Mark-to-market (gains) losses recognized in prior years on positions closed in the year	(15.4)	11.1	–	(2.1)	(6.4)	(12.2)	–	(12.2)
Mark-to-market gains (losses) arising on positions remaining open at year end	58.0	956.2	–	(9.8)	1,004.4	(62.6)	–	(62.6)

Net gains (losses)	149.5	1,141.3	–	(13.3)	1,277.5	(55.9)	–	(55.9)

4.	Short Sale and Derivative Transactions

The following table summarizes the notional and fair value of the company’s derivative instruments and securities sold but not yet purchased:

	December 31, 2009				December 31, 2008
		Notional	Fair value			Notional	Fair value
	Cost	value	Assets	Liabilities	Cost	value	Assets	Liabilities

Equity derivatives:
Equity index total return swaps – short positions	–	1,582.7	9.2	–	–	–	–	–
Equity total return swaps – short positions	–	232.2	–	1.2	–	1.3	–	–
Equity total return swaps – long positions	–	214.6	8.7	7.7	–	–	–	–
Equity and equity index call options	46.2	79.3	46.0	–	0.1	518.4	–	–
Warrants	10.1	127.5	71.6	–	–	–	–	–
Credit derivatives:
Credit default swaps	114.8	5,926.2	71.6	–	161.5	8,873.0	415.0	–
Warrants	15.8	340.2	2.8	–	19.2	342.6	0.6	–
Foreign exchange forward contracts	–	–	1.6	48.0	–	–	39.4	20.1
Other	–	–	13.7	0.3	–	–	0.5	9.3

Total			225.2	57.2			455.5	29.4

The company is exposed to significant market risk through its investing activities. Market risk is the potential for a negative impact on the consolidated balance sheet and/or statement of earnings resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables including interest rates, foreign exchange rates, equity prices and credit spreads. The company’s derivative contracts, with limited exceptions, are used for the purpose of managing these risks. Derivative contracts entered into by the company are considered economic hedges and are not designated as hedges for financial reporting purposes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The fair value of derivatives in a gain position are presented on the consolidated balance sheet in derivatives and other invested assets in portfolio investments and in the cash, short term investments and marketable securities of the holding company. The fair value of derivatives in a loss position and obligations to purchase securities sold short are presented on the consolidated balance sheet in short sale and derivative obligations. The initial premium paid for a derivative contract, if any, would be recorded as a derivative asset and subsequently adjusted for changes in the market value of the contract at each balance sheet date. Changes in the market value of a contract is recorded as net gains (losses) on investments in the company’s consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset or liability.

Equity contracts
Short positions in equity and equity index total return swaps are held primarily to provide protection against significant declines in the value of the company’s portfolio of common stocks. The company’s equity and equity index total return swaps contain contractual reset provisions requiring counterparties to cash-settle on a quarterly basis any market value movements arising subsequent to the prior settlement. Any cash amounts paid to settle unfavourable market value changes and, conversely, any cash amounts received in settlement of favourable market value changes are recognized by the company as net gains (losses) on investments in the consolidated statements of earnings. To the extent that a contractual reset date of a contract does not correspond to the balance sheet date, the company records net gains (losses) on investments in the consolidated statements of earnings to adjust the carrying value of the derivative asset or liability associated with each total return swap contract to reflect its fair value at the balance sheet date. Final cash settlements of total return swaps are recognized as net gains (losses) on investments net of any previously recorded unrealized market value changes since the last quarterly reset date. Total return swaps require no initial net investment and at inception, their fair value is zero.

The company holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term. During the third quarter of 2009, as a result of the rapid increase in the valuation level of worldwide equity markets, the company determined to protect a portion of its equity and equity-related holdings against a potential decline in equity markets by way of short positions effected through equity index total return swaps. At the inception of the short positions, the resulting equity hedge ($1.5 billion notional amount at an average S&P 500 index value of 1,062.52) represented approximately one-quarter of the company’s equity and equity-related holdings ($6,517.9). At December 31, 2009, as a result of decreased equity and equity-related holdings of $6,156.5 and increased short positions, the equity hedges had increased to approximately 30%. The company believes that the equity hedges will be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate, however, due to a lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to estimate the reasonably likely future impact of the company’s economic hedging programs related to equity risk.

During much of 2008 and immediately preceding years, the company had been concerned with the valuation level of worldwide equity markets, uncertainty resulting from credit issues in the United States and global economic conditions. As protection against a decline in equity markets, the company had held short positions effected by way of equity index-based exchange-traded securities including the SPDRs, U.S. listed common stocks, equity total return swaps and equity index total return swaps, referred to in the aggregate as the company’s equity hedges. The company had purchased short term S&P 500 index call options to limit the potential loss on U.S. equity index total return swaps and the SPDRs short positions and to provide general protection against the short position in common stocks. In November 2008, following significant declines in global equity markets, the company revised the financial objectives of its economic hedging program on the basis of its assessment that the formerly elevated risks in the global equity markets had moderated and subsequently closed substantially all of its equity hedge positions, realizing net pre-tax gains of $1,272.0 and $714.0 for the fourth quarter and year ended December 31, 2008 respectively. During the remainder of the fourth quarter of 2008, the company significantly increased its investments in equities as a result of the opportunities presented by significant declines in equity valuations.

At December 31, 2009, the fair value included in portfolio investments and in the cash, short term investments and marketable securities of the holding company of assets pledged as collateral was $230.4 ($28.0 at December 31, 2008), of which nil ($3.9 at December 31, 2008) was restricted cash; the remainder of the assets, although pledged, may be substituted with similar assets. Total assets pledged of $230.4 is comprised of collateral primarily for equity and equity index total return swap obligations of $206.0 and assets pledged for the Cdn$25.0 standby letter of credit of $24.4 as described in note 14 under the heading Financial guarantee.

A limited number of long positions in equity total return swaps were entered into during the first quarter of 2009 for investment purposes based on attractive valuation levels following the significant declines in the global equity markets during the fourth quarter of 2008.

Equity and equity index call options include derivative purchase contracts and call options relating to U.S. publicly traded common stock and indices.

Equity warrants were acquired as part of the company’s investment in debt securities of various Canadian companies during the second quarter of 2009. The warrants have expiration dates ranging from 4 years to 5 years.

Credit contracts
The company has credit default swaps, referenced primarily to various issuers in the banking and insurance sectors of the financial services industry, which serve as an economic hedge against declines in the fair value of the company’s financial assets. These credit default swaps have a remaining average life of 2.4 years (3.3 years at December 31, 2008) and a notional amount and fair value as shown in the table above. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of credit spreads) will generally decline. The initial premium paid for each credit default swap contract was recorded as a derivative asset and was subsequently adjusted for changes in the market value of the contract at each balance sheet date. Changes in the market value of the contract were recorded as net gains (losses) on investments in the company’s consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset.

During 2009, the company sold $3,042.9 (2008 – $11,629.8; 2007 – $965.5) notional amount of credit default swaps for proceeds of $231.6 (2008 – $2,048.7; 2007 – $199.3) and recorded net gains on sale of $46.2 (2008 – $1,047.5; 2007 – $185.1) and recorded net mark-to-market losses of $160.8 (2008 – net gains of $238.9; 2007 – $956.2) in respect of its open positions at year end. Sales of credit default swap contracts during 2009, 2008 and 2007 caused the company to reverse any previously recorded unrealized market value changes since the inception of the contract and to record the actual amount of the final cash settlement through net gains (losses) on investments in the consolidated statements of earnings.

A maturity analysis of the credit default swaps is presented in the following table:

	December 31, 2009		December 31, 2008
	Notional value	Fair value	Notional value	Fair value

Expiring in 1 year or less	2,112.3	3.7	60.0	2.1
Expiring after 1 year through 5 years	3,778.0	66.3	7,208.8	315.6
Expiring after 5 years through 10 years	35.9	1.6	1,604.2	97.3

	5,926.2	71.6	8,873.0	415.0

The company holds, for investment purposes, various bond warrants that give the company an option to purchase certain long dated corporate bonds. The warrants have expiration dates averaging 37 years.

Foreign exchange forward contracts
A significant portion of the company’s business is conducted in currencies other than the US dollar. The company is also exposed to currency rate fluctuations through its net investments in subsidiaries that have a functional currency other than the US dollar. Long and short foreign exchange forward contracts primarily denominated in the Pound Sterling and the Canadian dollar are used to manage foreign currency exposures on foreign currency denominated transactions. The contracts have an average term of less than one year and may be renewed at market rates.

Counterparty risk
The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its total return swap, credit default swap and other derivative securities contracts. Pursuant to these agreements, the company and the counterparties to these transactions are contractually required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the then current fair value or change in fair value of the derivative contracts.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The fair value of the collateral deposited for the benefit of the company at December 31, 2009, all of which consisted of government securities that may be sold or repledged by the company, was $23.2. The fair value of the collateral deposited for the benefit of the company at December 31, 2008, all of which consisted of government securities, was $285.1, of which $107.6 was eligible to be sold or repledged by the company. The company did not exercise its right to sell or repledge collateral at December 31, 2009.

The fair value of the collateral deposited for the benefit of counterparties at December 31, 2009 was $206.0, of which $156.4 was collateral required to be deposited to enter into such derivative contracts and $49.6 of which was collateral required to be deposited due to changes in fair value. The fair value of collateral deposited for the benefit of counterparties at December 31, 2008 was $28.0.

Hedge of net investment
In the first quarter of 2009, Northbridge, which conducts business primarily in Canada, became a wholly owned subsidiary of the company as described in note 18. As a self-sustaining operation with a Canadian dollar functional currency, the net assets of Northbridge represent a significant foreign currency exposure to the company. In keeping with the company’s foreign currency risk management objective of mitigating the impact of foreign currency rate fluctuations on its financial position, in August 2009 the company designated the carrying value of its Canadian dollar denominated senior notes due August 19, 2019 as a hedge of a portion of its net investment in Northbridge for financial reporting purposes. For the year ended December 31, 2009, the company recognized $18.3 of foreign currency movement on the senior notes in changes in gains and losses on hedges of net investment in foreign subsidiary in the consolidated statement of comprehensive income. The foreign currency exposure deferred in the currency translation account in accumulated other comprehensive income will remain until such time that the net investment in Northbridge is reduced.

For analyses on how the company uses derivatives and non-derivative instruments in risk management, refer to note 19 for further information.

5.	Goodwill and Intangible Assets

The following table presents details of the company’s goodwill and intangible assets as at December 31:

					Intangible assets not
	Goodwill	Intangible assets subject to amortization			subject to amortization		Total
		Customer and
		broker	Computer		Brand
2009		relationships	software	Other	names	Other

Balance – beginning of year	71.5	–	29.7	9.4	2.9	9.7	123.2
Additions	167.3	107.5	7.5	0.4	21.2	–	303.9
Disposals	(2.8)	–	–	(5.0)	–	–	(7.8)
Amortization charge	–	(5.4)	(4.5)	(1.2)	–	–	(11.1)
Impairment charge	(2.6)	–	–	–	–	–	(2.6)
Foreign exchange effect	15.9	13.5	1.5	–	1.9	0.4	33.2

Balance – end of year	249.3	115.6	34.2	3.6	26.0	10.1	438.8

Gross carrying amount	251.9	121.5	70.6	11.7	26.0	10.1	491.8
Accumulated amortization	–	(5.9)	(27.8)	(8.1)	–	–	(41.8)
Accumulated impairment	(2.6)	–	(8.6)	–	–	–	(11.2)

	249.3	115.6	34.2	3.6	26.0	10.1	438.8

					Intangible assets not
	Goodwill	Intangible assets subject to amortization			subject to amortization		Total
		Customer and
		broker	Computer		Brand
2008		relationships	software	Other	names	Other

Balance – beginning of year	53.8	–	29.3	0.5	–	5.8	89.4
Additions	20.5	–	12.7	10.9	2.9	5.2	52.2
Disposals	(0.2)	–	–	(0.2)	–	–	(0.4)
Amortization charge	–	–	(4.3)	(1.8)	–	–	(6.1)
Impairment charge	–	–	(6.4)	–	–	–	(6.4)
Foreign exchange effect	(2.6)	–	(1.6)	–	–	(1.3)	(5.5)

Balance – end of year	71.5	–	29.7	9.4	2.9	9.7	123.2

Gross carrying amount	71.5	–	61.6	15.7	2.9	9.7	161.4
Accumulated amortization	–	–	(23.3)	(6.3)	–	–	(29.6)
Accumulated impairment	–	–	(8.6)	–	–	–	(8.6)

	71.5	–	29.7	9.4	2.9	9.7	123.2

Goodwill and intangible assets increased during 2009 primarily as a result of the privatization of OdysseyRe and Northbridge pursuant to the transactions described in note 18. Goodwill increased in 2008, principally reflecting the non-controlling interests share of goodwill recorded on the acquisition of Ridley and goodwill recognized on an acquisition by OdysseyRe (note 18).

6.	Provision for Claims

The provisions for unpaid claims and adjustment expenses and for the third party reinsurers’ share thereof are estimates subject to variability, and the variability could be material in the near term. The variability arises as all events affecting the ultimate settlement of claims have not taken place and may not take place for some time. Variability may result from receipt of additional claims information, changes in judicial interpretation of contracts or liability, significant changes in severity or frequency of claims from historical trends, expansion of coverage to include unanticipated exposures, or a variety of other reasons. These estimates are principally based on the company’s historical experience using methods of estimation which the company believes to produce reasonable results given current information and trends.

Changes in claims liabilities recorded on the consolidated balance sheets and the related impact on unpaid claims and allocated loss adjustment expenses were as shown in the following table:

	December 31,
	2009	2008	2007

Provision for claims – beginning of year – net	11,008.5	10,624.8	10,633.8
Foreign exchange effect of change in provision for claims	393.3	(580.3)	328.8
Provision for claims occurring:
In the current year	3,091.8	3,405.4	3,122.5
In the prior years	30.3	55.4	22.8
Paid on claims during the year related to:
The current year	(729.9)	(835.5)	(786.3)
The prior years	(2,424.9)	(2,034.2)	(2,696.8)
Provision for claims of companies acquired during the year at December 31	68.4	372.9	–

Provision for claims at December 31 before the undernoted	11,437.5	11,008.5	10,624.8
CTR Life	27.6	34.9	21.5

Provision for claims – end of year – net	11,465.1	11,043.4	10,646.3
Reinsurers’ share of provision for claims	3,282.0	3,685.0	4,401.8

Provision for claims – end of year – gross	14,747.1	14,728.4	15,048.1

FAIRFAX FINANCIAL HOLDINGS LIMITED

The foreign exchange effect of change in provision for claims primarily resulted from the strengthening of Canadian dollar and European currencies in relation to the U.S. dollar. The company generally mitigates the impact of foreign currency movements on its foreign currency denominated claims liabilities by holding foreign currency denominated investment assets. As a result, realized and unrealized foreign currency translation gains and losses arising from claims settlement activities and the revaluation of the provision for claims (recorded in net gains on investments in the consolidated statement of earnings) are generally partially or wholly mitigated by realized and unrealized foreign currency translation gains and losses on investments classified or designated as held for trading (recorded in net gains (losses) on investments in the consolidated statement of earnings) and investments classified as available for sale (recorded in other comprehensive income until realized, at which time the cumulative gain or loss is reclassified to net gains (losses) on investment in the consolidated statement of earnings).

Fair value
The fair value of insurance and reinsurance contracts is comprised of the fair value of unpaid claims liabilities and the fair value of the unearned premiums. The fair value of ceded reinsurance contracts is comprised of the fair value of the reinsurers’ share of unpaid claims liabilities and the unearned premiums. Both reflect the time value of money whereas the carrying values (including the reinsurers’ share thereof) do not reflect discounting, except for contractual obligations related to workers’ compensation lines of business. The calculation of the fair value of the unearned premiums includes premium acquisition expenses to reflect the deferral of these expenses at the inception of the insurance or reinsurance contract. The estimated value of insurance and reinsurance and ceded reinsurance contracts is determined by projecting the expected future cash flows of the contracts, selecting the appropriate interest rates, and applying the resulting discount factors to expected future cash flows. The difference between the sum of the undiscounted expected future cash flows and the sum of the discounted future cash flows represents the time value of money. A margin for risk and uncertainty is added to the discounted cash flows to reflect factors including the volatility of the lines of business written, quantity of reinsurance purchased, credit quality of reinsurers and a risk margin for future changes in interest rates.

The carrying value in excess of the fair value of insurance and reinsurance contracts increased at December 31, 2009 compared to December 31, 2008 as a result of an increase in the average market yield of the company’s bond portfolio during 2009.

	December 31, 2009		December 31, 2008
	Fair value	Carrying value	Fair value	Carrying value

Insurance and reinsurance contracts	16,127.1	16,667.2	16,372.0	16,619.0
Ceded reinsurance contracts	3,250.3	3,534.3	3,663.7	3,909.9

In 2009, the company revised its methodology for determining the fair value of its insurance and reinsurance contracts to better approximate the value at which a transfer of the liabilities related to its insurance and reinsurance contracts or a sale of the assets related to its ceded reinsurance contracts might occur in a market transaction at the balance sheet date. The fair values of the company’s insurance and reinsurance contracts disclosed in the prior year were determined using discount rates based upon U.S. Treasury rates whereas at December 31, 2009 the discount rate utilized was derived from the average market yield of the company’s bond portfolio. The preceding table presents the fair value of the company’s insurance and reinsurance contracts at December 31, 2008 on a basis consistent with the methodology adopted at December 31, 2009.

The table that follows shows the potential impact of interest rate fluctuations on the fair value of insurance and reinsurance contracts:

	December 31, 2009		December 31, 2008
	Fair value of	Fair value of	Fair value of	Fair value of
	insurance and	ceded	insurance and	ceded
	reinsurance	reinsurance	reinsurance	reinsurance
Change in interest rates	contracts	contracts	contracts	contracts

100 basis point increase	15,641.6	3,156.9	15,793.9	3,524.9
100 basis point decrease	16,537.2	3,356.4	16,917.6	3,805.2

7.	Significant Commutations

During 2009, TIG commuted several reinsurance contracts. As a result of the commutations, TIG received $37.2 in 2009 of total cash proceeds of $136.2 (and received the remaining balance of $99.0 in the first quarter of 2010) and recorded a reduction of recoverable from reinsurers of $139.8 and a net pre-tax charge of $3.6 in the consolidated financial statements.

On June 26, 2008, Crum & Forster commuted an aggregate stop loss reinsurance contract. As a result of the commutation, Crum & Forster received cash proceeds of $302.5 and recorded a reduction of recoverable from reinsurers of $386.7 and a pre-tax charge of $84.2 in the consolidated financial statements.

8.	Reinsurance

The company follows the policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of the individual insurance and reinsurance subsidiaries to a maximum amount on any one loss of $15.0 for OdysseyRe and Advent, $5.1 (excluding workers’ compensation) for Crum & Forster and $3.3 for Northbridge. Reinsurance decisions are made by the subsidiaries to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among subsidiaries depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the company and protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company’s reinsurance does not, however, relieve the company of its primary obligation to the policy holder.

The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. The company does not expect that there will be significant changes in prices or terms and conditions in the near future. If a major loss were to occur (for example, of the magnitude of 2008’s Hurricanes Ike and Gustav) or if the performance of the industry were to deteriorate further, the cost for reinsurance could change significantly. If that were to occur, each subsidiary would evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis or paying additional premiums for reinsurance.

Historically the company has purchased, or has negotiated as part of the purchase of a subsidiary, adverse development covers as protection from adverse development of prior years’ reserves. In the past, significant amounts of reserve development have been ceded to these reinsurance treaties. The majority of these treaties have been commuted, are at limit, or are nearing limit, so that in the future, if further adverse reserve development originally protected by these covers were to occur, little if any would be ceded to reinsurers.

The pre-tax net impact of ceded reinsurance transactions for the years ended December 31 were as follows:

	2009	2008	2007

Earned premiums ceded to reinsurers	(814.5)	(713.5)	(725.0)
Commissions earned on ceded reinsurance premiums	145.4	144.9	147.3
Claims incurred ceded to reinsurers(1)	391.3	439.3	235.9
Provision for uncollectible reinsurance	(59.7)	(15.0)	(46.2)

Net impact of ceded reinsurance transactions (pre-tax)	(337.5)	(144.3)	(388.0)

(1)	In 2009 included a net $3.6 pre-tax loss on TIG’s commuted reinsurance contracts. In 2008 included an $84.2 pre-tax loss on Crum & Forster’s commutation of an aggregate stop loss contract.

The company has guidelines and a review process in place to assess the creditworthiness of the reinsurers to which it cedes. Note 19 discusses the company’s management of credit risk associated with reinsurance recoverables.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company makes specific provisions against reinsurance recoverables from reinsurers considered to be in financial difficulty. In addition, the company records a general allowance based upon analysis of historical recoveries, the level of allowance already in place and management’s judgment on future collectibility. The provision for uncollectible reinsurance at December 31, 2009 was $381.1 (2008 – $370.2).

Changes in the provision for uncollectible reinsurance for the years ended December 31, 2009 and 2008 are presented in the following table:

	2009	2008

Balance, beginning of year	370.2	424.3
Write-off of recoverables against provision	(49.4)	(67.4)
Provision for credit losses	74.9	40.0
Release of provision for credit losses	(15.2)	(25.0)
Foreign currency movements	0.6	(1.7)

Balance, end of year	381.1	370.2

9.	Subsidiary Indebtedness and Long Term Debt

	December 31, 2009		December 31, 2008
		Total		Total
		carrying		carrying
	Principal	value(a)	Principal	value(a)

Subsidiary indebtedness consists of the following balances:
Ridley secured revolving term facility:
Cdn $30.0 or U.S. dollar equivalent at floating rate due October 31, 2011(2)	11.4	11.2	14.7	14.4
U.S. $20.0 at floating rate due October 31, 2011(2)	1.0	0.9	7.0	6.7

	12.4	12.1	21.7	21.1

Long term debt consists of the following balances:
Fairfax unsecured notes:
7.75% due April 15, 2012(1)	180.6	178.1	181.6	177.4
8.25% due October 1, 2015(3)	90.9	90.6	90.9	90.6
7.75% due June 15, 2017(4)	282.6	266.1	282.6	263.9
7.375% due April 15, 2018(3)	144.2	143.7	144.2	143.7
7.50% due August 19, 2019 (Cdn$400.0)(1)	381.6	377.0	–	–
8.30% due April 15, 2026(3)	91.8	91.3	91.8	91.3
7.75% due July 15, 2037(3)	91.3	90.1	91.3	89.9
Other debt – secured loan at 6.15% due January 28, 2009(1)	–	–	12.8	12.8

Long term debt – holding company borrowings	1,263.0	1,236.9	895.2	869.6

OdysseyRe unsecured senior notes:
7.65% due November 1, 2013(5)	225.0	224.0	225.0	223.7
6.875% due May 1, 2015(6)	125.0	123.8	125.0	123.6
Series A, floating rate due March 15, 2021(7)	50.0	49.7	50.0	49.7
Series B, floating rate due March 15, 2016(7)	50.0	49.7	50.0	49.7
Series C, floating rate due December 15, 2021(8)	40.0	39.8	40.0	39.8
Crum & Forster unsecured senior notes:
7.75% due May 1, 2017(9)	330.0	307.5	330.0	305.2
Advent subordinated notes:
floating rate due June 3, 2035(2)	34.0	33.0	34.0	32.9
€12.0 million, floating rate due June 3, 2035(2)	17.2	16.8	16.7	16.2
Advent unsecured senior notes:
floating rate due January 15, 2026(2)	26.0	25.0	26.0	25.0
floating rate due December 15, 2026(2)	20.0	19.4	20.0	19.3
Ridley economic development loan at 1% due August 10, 2019(2)	0.7	0.6	0.8	0.7
MFXchange, equipment loans at 7.3% due April 1, 2011	2.0	2.0	3.3	3.3

Long term debt – subsidiary company borrowings	919.9	891.3	920.8	889.1

	2,182.9	2,128.2	1,816.0	1,758.7

(a)	Principal net of unamortized issue costs and discounts.

(1)	During 2009, the company or one of its subsidiaries completed the following transactions with respect to its debt:

(a)	On September 25, 2009, the company purchased $1.0 principal amount of its senior notes due 2012 for cash consideration of $1.0.

(b)	On August 18, 2009, the company completed a public debt offering of Cdn$400.0 principal amount of 7.50% unsecured senior notes due August 19, 2019 at an issue price of $99.639 for net proceeds after discount, commissions

FAIRFAX FINANCIAL HOLDINGS LIMITED

and expenses of $358.6 (Cdn$394.8). Commissions and expenses of $3.4 (Cdn$3.7) were included as part of the carrying value of the debt. The notes are redeemable at the company’s option at any time at the greater of a specified redemption price based upon the then current yield of a Government of Canada bond with a term to maturity equal to the remaining term to August 19, 2019 and par. The company has designated these senior notes as a hedge of a portion of its net investment in Northbridge.

(c)	On the maturity date, January 28, 2009, the company repaid the outstanding $12.8 of its 6.15% secured loan.

(2)	During 2008, the company or one of its subsidiaries completed the following transactions with respect to its debt:

(a)	Effective November 4, 2008, the company consolidated the revolving term facilities and long term debt of Ridley pursuant to the transactions described in note 18. The interest rates on the revolving term facilities are the bankers acceptance rate for Canadian dollar debt and LIBOR for U.S. dollar debt plus a margin of 1.00% to 1.50% based on a specific debt ratio. Subsequent to its acquisition by the company, Ridley repaid $13.2 of its secured revolving term facilities.

(b)	Effective September 11, 2008, the company consolidated the long term debt of Advent pursuant to the transaction described in note 18. The interest rates and call features of Advent’s long term debt are as follows: U.S. dollar notes at the three month LIBOR plus 3.90% and euro subordinated notes at the three month EURIBOR plus 3.85% due June 3, 2035 may be called at par after June 3, 2010; U.S. dollar unsecured senior notes at the three month LIBOR plus 4.50% due January 15, 2026 may be called at par after January 16, 2011; and U.S. dollar unsecured senior notes due December 15, 2026 at the three month LIBOR plus 4.15% may be called at par after December 15, 2011.

(c)	On June 16, 2008, Crum & Forster redeemed for cash all $4.3 principal amount of its outstanding notes due 2013 for total consideration of $4.5.

(d)	On June 16, 2008, Cunningham Lindsey repaid the outstanding Cdn$125.0 of its Series B debentures which matured on that date. This transaction decreased subsidiary company borrowings by $118.6, net of $8.1 of these debentures owned by the company.

(e)	On April 15, 2008, the company repaid the outstanding $62.1 principal amount of its notes which matured on that date.

(f)	On January 9, 2008, the company called for redemption all of its 5.0% convertible senior debentures due 2023. On February 13, 2008, $188.5 principal amount of these debentures were converted by their holders into 886,888 subordinate voting shares of the company and the company paid a nominal amount of cash to redeem the unconverted debentures and in lieu of fractional shares. The conversion was recorded as a $192.3 increase of common stock and a $134.4 and $57.9 reduction of long term debt and other paid in capital respectively.

(3)	During 2002, the company closed out the swaps for this debt and deferred the resulting gain which is amortized to earnings over the remaining term to maturity. The unamortized balance at December 31, 2009 is $31.3 (2008 – $33.3).

(4)	Redeemable at Fairfax’s option at any time on or after June 15, 2012, June 15, 2013, June 15, 2014 and June 15, 2015 at $103.9, $102.6, $101.3 and $100.0 per bond, respectively.

(5)	Redeemable at OdysseyRe’s option at any time at a price equal to the greater of (a) 100% of the principal amount to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the treasury rate plus 50 basis points, plus, in each case, accrued interest thereon to the date of redemption.

(6)	Redeemable at OdysseyRe’s option at any time at a price equal to the greater of (a) 100% of the principal amount to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the treasury rate plus 40 basis points, plus, in each case, accrued interest thereon to the date of redemption.

(7)	The Series A and Series B notes are callable by OdysseyRe in 2011 at their par value plus accrued and unpaid interest. The interest rate on each series of debentures is equal to three month LIBOR, which is calculated on a quarterly basis, plus 2.20%.

(8)	The Series C notes are due in 2021 and are callable by OdysseyRe in 2011 at their par value plus accrued and unpaid interest. The interest rate is equal to three month LIBOR plus 2.5% and is reset after every payment date.

(9)	Redeemable at Crum & Forster’s option at any time beginning May 1, 2012 at specified redemption prices.

Northbridge maintains a five-year, unsecured, revolving credit facility with a Canadian chartered bank maturing in 2012 for up to Cdn$50.0. As at December 31, 2009, there was Cdn$1.2 utilized under this credit facility, all of which was in support of letters of credit. As at December 31, 2009 and until February 23, 2010, OdysseyRe maintained a five-year $200.0 credit facility with a syndicate of lenders maturing in 2012. As at December 31, 2009, there was $54.9 utilized under this credit facility, all of which was in support of letters of credit, which included $21.0 in letters of credit that were cancelled effective January 15, 2010. As at February 24, 2010, the size of the credit facility was reduced to $100.0 with an option to increase the size of the facility by an amount up to $50.0, to a maximum facility size of $150.0.

Consolidated interest expense on long term debt amounted to $165.8 (2008 – $158.2; 2007 – $202.1). Interest expense on Ridley’s indebtedness amounted to $0.5 (2008 – $0.4). Interest expense of $7.4 was incurred on the indebtedness of CLGI in 2007.

The fair values of the company’s long term debt are based principally on market prices, where available, or discounted cash flow calculations. The estimated fair values of the company’s long term debt compared to their carrying values were as follows:

	December 31,		December 31,
	2009		2008
	Carrying	Fair	Carrying	Fair
	value	value	value	value

Long term debt – holding company borrowings	1,236.9	1,317.4	869.6	711.1
Long term debt – subsidiary company borrowings	891.3	917.4	889.1	748.7

	2,128.2	2,234.8	1,758.7	1,459.8

Principal repayments are due as follows:

2010	1.8
2011	0.4
2012	180.6
2013	225.1
2014	0.1
Thereafter	1,774.9

10.	Other Long Term Obligations – Holding Company

Other holding company long term obligations were comprised of the following:

	December 31,		December 31,
	2009		2008
	Carrying	Fair	Carrying	Fair
	value	value	value	value

Purchase consideration payable	164.4	164.4	169.8	169.8
Trust preferred securities of subsidiaries	9.1	6.9	17.9	11.4

	173.5	171.3	187.7	181.2

On December 16, 2002, the company acquired Xerox’s 72.5% economic interest in TRG, the holding company of International Insurance Company (“IIC”), in exchange for payments over the next 15 years of $424.4 ($203.9 at December 16, 2002 using a discount rate of 9.0% per annum), payable approximately $5.0 a quarter from 2003 to 2017 and approximately $128.2 on December 16, 2017.

TIG Holdings had issued 8.597% junior subordinated debentures to TIG Capital Trust (a statutory business trust subsidiary of TIG Holdings) which, in turn, has issued 8.597% mandatory redeemable capital securities, maturing in 2027.

On April 28, 2009, the company purchased $8.8 principal amount of its trust preferred securities for cash consideration of $5.5.

FAIRFAX FINANCIAL HOLDINGS LIMITED

11.	Shareholders’ Equity

Capital Stock

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares carrying ten votes per share and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital

Issued capital includes both multiple and subordinate voting shares and Series C preferred shares.

The Series C preferred shares have a cumulative dividend rate of 5.75% per annum until December 31, 2014 and thereafter an annual rate to be reset every five years equal to the then current five-year Government of Canada bond yield plus 3.15%. The Series C preferred shares have a liquidation preference of Cdn$25.00 per share and are redeemable by the company on December 31, 2014 and on December 31 every five years thereafter at Cdn$25.00 per share. Holders of unredeemed Series C preferred shares will have the right, at their option, to convert their shares into Series D floating rate cumulative preferred shares on December 31, 2014, and on December 31 every five years thereafter. The Series D preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada Treasury Bill yield current on December 31, 2014 or any subsequent five-year anniversary plus 3.15%.

Treasury shares

The company acquires its own subordinate voting shares on the open market for use in its various senior share plans which are described in note 14. The number of shares reserved in treasury as at December 31, 2009 was 131,808 (2008 – 112,109; 2007 – 111,857).

Capital transactions

Subsequent to December 31, 2009

On February 26, 2010, the company completed a public equity offering and issued 563,381 subordinate voting shares at $355.00 per share, for net proceeds after expenses (net of tax of $0.1) of $199.8.

On February 1, 2010, the company issued 8,000,000 cumulative five-year rate reset preferred shares, Series E for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses (net of tax of $1.7) of $183.1 (Cdn$195.3). The Series E preferred shares have a dividend rate of 4.75% per annum until March 31, 2015 and thereafter an annual rate to be reset every five years equal to the then current five-year Government of Canada bond yield plus 2.16%. The Series E preferred shares have a liquidation preference of Cdn$25.00 per share and are redeemable by the company on March 31, 2015 and on March 31 every five years thereafter at Cdn$25.00 per share. Holders of unredeemed Series E preferred shares will have the right, at their option, to convert their shares into Series F floating rate cumulative preferred shares on March 31, 2015, and on March 31 every five years thereafter. The Series F preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada Treasury Bill yield current on March 31, 2015 or any subsequent five-year anniversary plus 2.16%.

Year ended December 31, 2009

On December 1, 2009, the company repurchased for cancellation 2,250,000 and 3,750,000 Series A and B preferred shares respectively. The company paid $53.9 to repurchase $38.4 (Cdn$56.2) of the stated capital of the Series A preferred shares and $89.9 to repurchase $64.1 (Cdn$93.8) of the stated capital of the Series B preferred shares. These redemptions resulted in a charge to retained earnings of $41.3, representing the excess of the redemption amount paid (stated capital of Cdn$150.0) over the balance sheet carried value of the redeemed shares, the difference arising as a result of the movement in the Canadian-U.S. dollar exchange rate between the date the company commenced financial reporting in U.S. dollars and the redemption date.

On October 5, 2009, the company issued 10,000,000 cumulative five-year rate reset preferred shares, Series C for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses (net of tax of $2.2) of $227.2 (Cdn$244.5).

On September 11, 2009, the company completed a public equity offering and issued 2,881,844 subordinate voting shares at $347.00 per share, for net proceeds after commissions and expenses (net of tax of $6.3) of $989.3.

Under the terms of normal course issuer bids, during 2009 the company repurchased for cancellation 360,100 (2008 – 1,066,601; 2007 – 38,600) subordinate voting shares for a net cost of $122.9 (2008 – $282.0; 2007 – $7.0), of which $67.3 (2008 – $147.2; 2007 – $2.5) was charged to retained earnings.

Year ended December 31, 2008

On January 9, 2008, the company called for redemption all of its 5.0% convertible senior debentures due 2023. On February 13, 2008, $188.5 principal amount of these debentures were converted by their holders into 886,888 subordinate voting shares of the company and the company paid a nominal amount of cash to redeem the unconverted debentures and in lieu of fractional shares. The conversion was recorded as a $192.3 increase of common stock and a $134.4 and $57.9 reduction of long term debt and other paid in capital respectively.

During 2008, the company repurchased for cancellation 750,000 and 1,250,000 Series A and Series B preferred shares respectively. The company paid $18.3 to repurchase $12.8 (Cdn$18.8) of the stated capital of the Series A preferred shares and $29.7 to repurchase $21.3 (Cdn$31.3) of the stated capital of the Series B preferred shares. These transactions resulted in a charge to retained earnings of $13.9, representing the excess of the redemption amount paid (stated capital of Cdn$50.0) over the balance sheet carried value of the redeemed shares, the difference arising as a result of the movement in the Canadian-U.S. dollar exchange rate between the date the company commenced financial reporting in U.S. dollars and the redemption date.

Dividends

On January 5, 2010, the company declared a cash dividend of $10.00 per share on its outstanding multiple voting and subordinate voting shares, payable on January 26, 2010 to shareholders of record on January 19, 2010 for a total cash payment of $201.2.

On January 6, 2009, the company declared a cash dividend of $8.00 per share on its outstanding multiple voting and subordinate voting shares, payable on January 27, 2009 to shareholders of record on January 20, 2009 for a total cash payment of $140.8.

Accumulated Other Comprehensive Income (Loss)

The balances related to each component of accumulated other comprehensive income (loss) were as follows:

	December 31, 2009			December 31, 2008
		Income tax			Income tax
	Pre-tax	(expense)	After-tax	Pre-tax	(expense)	After-tax
	amount	recovery	amount	amount	recovery	amount

Net unrealized gains (losses) on available for sale securities:
Bonds	181.2	(60.5)	120.7	133.5	(41.8)	91.7
Common stocks and other	877.5	(251.1)	626.4	(199.7)	55.7	(144.0)

	1,058.7	(311.6)	747.1	(66.2)	13.9	(52.3)
Currency translation account	153.9	(7.9)	146.0	(32.4)	(23.1)	(55.5)

	1,212.6	(319.5)	893.1	(98.6)	(9.2)	(107.8)

12.	Income Taxes

The company’s provisions for income taxes for the years ended December 31 were as follows:

	2009	2008	2007

Current	202.1	1,098.5	387.6
Future	12.8	(342.9)	323.5

	214.9	755.6	711.1

FAIRFAX FINANCIAL HOLDINGS LIMITED

A reconciliation of income tax calculated at the statutory tax rate with the income tax provision at the effective tax rate in the financial statements for the years ended December 31 is summarized in the following table:

	2009	2008	2007

Provision for income taxes at the statutory income tax rate	397.9	818.9	780.3
Non-taxable investment income	(78.0)	(1.3)	(6.9)
Non-taxable portion of sale (2007 – Hub)	–	–	(11.9)
Tax rate differential on (income) and losses incurred outside Canada	(48.5)	(3.7)	(50.8)
Foreign exchange	25.5	(33.5)	8.8
Change in tax rate for future income taxes	2.1	3.5	(2.9)
Recovery relating to prior years	(48.2)	(15.8)	(44.6)
Change in unrecorded tax benefit of losses	(47.7)	(12.6)	46.6
Other including permanent differences	11.8	0.1	(7.5)

Provision for income taxes	214.9	755.6	711.1

The effective income tax rate of 17.8% implicit in the $214.9 provision for income taxes in 2009 differed from the company’s statutory income tax rate of 33.0% primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities), income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate, the recognition of the benefit of previously unrecorded accumulated income tax losses, the release of $30.7 of income tax provisions subsequent to the completion of examinations of the tax filings of prior years by taxation authorities, and adjustments for prior years, partially offset by income taxes on unrealized foreign currency gains on the company’s publicly issued debt securities.

The effective income tax rate of 30.9% implicit in the $755.6 provision for income taxes in 2008 differed from the company’s statutory income tax rate of 33.5% primarily as a result of the effect of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and where the benefit of accumulated income tax losses is unrecorded, the release of $23.3 of income tax provisions subsequent to the completion of an examination by taxation authorities, and the effect of reduced unrealized foreign currency gains on the company’s publicly issued debt securities, partially offset by the effect of the unrecorded tax benefit on unrealized losses arising from other than temporary impairments recorded on common stock and bond investments.

The net future income taxes assets were comprised as follows:

	December 31,
	2009	2008

Operating and capital losses	207.8	196.7
Claims discount	298.6	294.8
Unearned premium reserve	58.2	65.5
Deferred premium acquisition cost	(50.3)	(62.7)
Allowance for doubtful accounts	16.0	19.6
Investments and other	(29.6)	350.5

	500.7	864.4
Valuation allowance	(182.0)	(165.0)

Future income taxes	318.7	699.4

Loss carryforwards as at December 31, 2009 which were available to reduce future taxable income of certain subsidiaries in the jurisdictions as noted, as well as the period in which these loss carryforwards can be utilized, were comprised as follows:

	2009
	U.S.	Canada	Ireland	U.K.	Total

Less than 1 year	–	9.5	–	–	9.5
From 1 to 5 years	–	50.4	–	–	50.4
From 6 to 10 years	–	–	–	–	–
From 11 to 20 years	50.4	50.2	–	–	100.6
No expiration date	–	–	255.1	421.2	676.3

	50.4	110.1	255.1	421.2	836.8

The company also has net capital loss carryforwards in Canada related to the former Cunningham Lindsey companies of approximately $40.9 (2008 – $34.0) with no expiry date.

Management reviews the valuation of the future income taxes asset on an ongoing basis and adjusts the valuation allowance, as necessary, to reflect its anticipated realization. As at December 31, 2009, management has recorded a valuation allowance against operating and capital losses and temporary differences of $182.0 (2008 – $165.0), of which $29.2 (2008 – $28.5) relates to losses, mostly of the former Cunningham Lindsey companies in Canada, $132.5 (2008 – $120.6) relates to all of the losses carried forward and temporary differences in Europe (excluding Advent), and $20.3 (2008 – $15.9) relates to losses and tax credits, mostly of the former Cunningham Lindsey companies in the U.S. References to the former Cunningham Lindsey companies in Canada and in the U.S. are to certain companies which were retained by Fairfax following the disposition of its controlling interest in the operating companies of Cunningham Lindsey Group Inc. pursuant to the transaction in 2007 described in note 18. There are no valuation allowances related to the Canadian and U.S. insurance and reinsurance operating companies. Management expects that the recorded future income taxes asset will be realized in the normal course of operations.

13.	Statutory Requirements

The retained earnings of the company are largely represented by retained earnings at the insurance and reinsurance subsidiaries. The company’s insurance and reinsurance subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company’s capital requirements and management thereof are discussed in note 19. The company’s share of dividends paid in 2009 by the subsidiaries which are eliminated on consolidation was $115.4 (2008 – $727.9). At December 31, 2009, the company had access to dividend capacity at each of its primary operating companies as follows:

	December 31, 2009

Northbridge	263.2	(1)
Crum & Forster	163.8
OdysseyRe	351.3

	778.3

(1)	Subject to prior regulatory approval.

14.	Contingencies and Commitments

Lawsuits

(a)	During 2006, several lawsuits seeking class action status were filed against Fairfax and certain of its officers and directors in the United States District Court for the Southern District of New York. The Court made an order consolidating the various pending lawsuits and granted the single remaining motion for appointment as lead plaintiffs. The Court also issued orders approving scheduling stipulations filed by the parties to the consolidated lawsuit. On February 8, 2007, the lead plaintiffs filed an amended consolidated complaint (the “Amended Consolidated Complaint”), which states that the lead plaintiffs seek to represent a class of all purchasers and acquirers of securities of Fairfax between May 21, 2003 and March 22, 2006 inclusive. The Amended Consolidated Complaint names as defendants Fairfax, certain of its officers and

FAIRFAX FINANCIAL HOLDINGS LIMITED

directors, OdysseyRe and Fairfax’s auditors. The Amended Consolidated Complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The Amended Consolidated Complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys’ fees). These claims are at a preliminary stage. Pursuant to the scheduling stipulations, the various defendants filed their respective motions to dismiss the Amended Consolidated Complaint, the lead plaintiffs filed their oppositions thereto, the defendants filed their replies to those oppositions and the motions to dismiss were argued before the Court in December 2007. The Court has not yet issued a ruling on these motions. In November 2009, the Court granted a motion by the lead plaintiffs to withdraw as lead plaintiffs, and allowed other prospective lead plaintiffs 60 days to file motions seeking appointment as replacement lead plaintiff. Two entities filed such motions and subsequently asked the Court to appoint them as co-lead plaintiffs. These motions remain pending. The ultimate outcome of any litigation is uncertain and should the consolidated lawsuit continue and be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operations and financial condition. The consolidated lawsuit, if it continues, may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to this lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. Fairfax, OdysseyRe and the named officers and directors intend to vigorously defend against the consolidated lawsuit and the company’s financial statements include no provision for loss.

(b)	On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. The defendants removed this lawsuit to the District Court for the District of New Jersey but pursuant to a motion filed by Fairfax, the lawsuit was remanded to Superior Court, Morris County, New Jersey. Most of the defendants filed motions to dismiss the lawsuit, all of which were denied during a Court hearing in September 2007. In October 2007, defendants filed a motion for leave to appeal to the Appellate Division from the denial of their motions to dismiss. In December 2007, that motion for leave was denied. Subsequently, two of the defendants filed a motion seeking leave to appeal certain limited issues to the New Jersey Supreme Court. That motion for leave was denied in February 2008. In December 2007, two defendants who were added to the action after its initial filing filed motions to dismiss the claims against them. Those motions were granted in February 2008, with leave being granted to Fairfax to replead the claims against those two defendants. Fairfax filed an amended complaint in March 2008, which again asserted claims against those defendants. Those defendants filed a motion to dismiss the amended complaint, which motion was denied in August 2008. In September 2008, those two defendants also filed a counterclaim against Fairfax, as well as third-party claims against certain Fairfax executives, OdysseyRe, Fairfax’s outside legal counsel and PricewaterhouseCoopers. Fairfax has not been served with this counterclaim. In December 2007, an individual defendant filed a counterclaim against Fairfax. Fairfax’s motion to dismiss that counterclaim was denied in August 2008. Fairfax intends to vigorously defend against these counterclaims. In September 2008, the Court granted a motion for summary judgment brought by two defendants, and dismissed Fairfax’s claims against those defendants without prejudice. Discovery in this action is ongoing. The ultimate outcome of any litigation is uncertain and the company’s financial statements include no provision for loss on the counterclaim.

Financial guarantee

In August 2009, the company issued a Cdn$25.0 standby letter of credit on behalf of an investee for a term of six months, which is extendible to one year at the option of the investee for an additional premium. In connection with the standby letter of credit, the company had pledged short term investments in the amount of Cdn$25.0, representing the company’s maximum loss under the standby letter of credit assuming failure of any right of recourse the company may have against the investee. The company’s consolidated balance sheet as at December 31, 2009 included a liability of $2.9 (Cdn$3.0) representing the fair value of the consideration received for issuing the standby letter of credit. This liability was recognized in net earnings when the standby letter of credit expired undrawn on February 23, 2010. At December 31, 2009 and until February 23, 2010, no draw-downs had been made on this standby letter of credit. Subsequent to the 2009 year-end, on February 24, 2010, the company issued a Cdn$4.0 standby letter of credit on behalf of the same investee for a term of six months. In connection with the Cdn$4.0 standby letter of credit, the company has pledged short term investments in the amount of Cdn$4.2 and recorded a liability of $0.2 (Cdn$0.2) in its consolidated balance sheet. This liability may be recognized in net earnings if the standby letter of credit expires undrawn, may be increased by the additional consideration received if the term is extended or may be increased to reflect increased credit risk in the event of a deterioration in the credit quality of the investee.

Other

Subsidiaries of the company are defendants in several damage suits and have been named as third party in other suits. The uninsured exposure to the company is not considered to be material to the company’s financial position.

OdysseyRe participates in Lloyd’s through its 100% ownership of Newline Syndicate 1218 (“Syndicate 1218”). In support of Syndicate 1218’s capacity at Lloyd’s (of which OdysseyRe provides 100%), OdysseyRe has pledged securities and cash, with a fair value of $139.1 and $123.5 respectively as at December 31, 2009, in a deposit trust account in favour of Lloyd’s. Advent participates in Lloyd’s through its ownership of Syndicate 780. In support of Syndicate 780’s capacity at Lloyd’s, Advent has pledged securities, with a fair value of $233.1 as at December 31, 2009, in a deposit trust account in favour of Lloyd’s. These securities may be substituted with other securities subject to approval by Lloyd’s.

The pledged assets effectively secure the contingent obligations of Syndicate 1218 and 780 should they not meet their obligations. The pledging company’s contingent liability to Lloyd’s is limited to the aggregate amount of the pledged assets. OdysseyRe and Advent have the ability to remove the funds at Lloyd’s annually, subject to certain minimum amounts required to support their outstanding liabilities as determined under the risk-based capital models and on approval by Lloyd’s. The funds used to support outstanding liabilities are adjusted annually and the obligations of OdysseyRe and Advent to support these liabilities will continue until they are settled or the liabilities are reinsured by a third party approved by Lloyd’s. The company believes that Syndicate 1218 and 780 maintain sufficient liquidity and financial resources to support their ultimate liabilities and does not anticipate that the pledged assets will be utilized.

The company under certain circumstances may be obligated to assume loans to officers and directors of the company and its subsidiaries from Canadian chartered banks totaling $7.5 (2008 – $7.0; 2007 – $9.7) for which 150,148 (2008 – 176,248; 2007 – 195,676) subordinate voting shares of the company with a year-end market value of $58.7 (2008 – $55.7; 2007 – $56.9) have been pledged as security by the borrowers.

The company has restricted stock plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to ten years from the date of grant. As at December 31, 2009, there was $12.6 (2008 – $16.7; 2007 – $24.7) of unrecognized compensation cost related to restricted stock awards. The costs of these plans are amortized to compensation expense over the vesting period. For the year ended December 31, 2009, restricted stock compensation amortization of $8.3 (2008 – $9.4; 2007 – $6.6) was recognized.

The following table summarizes information about the number of shares related to the company’s restricted stock plans:

	Number of shares
	2009	2008	2007

Restricted stock awards outstanding – beginning of year	412,258	425,648	435,763
Granted during the year	29,022	7,546	8,426
Exercised during the year	(88,109)	(18,253)	(12,197)
Forfeited during the year	(3,507)	(2,683)	(6,344)

Restricted stock awards outstanding – end of year	349,664	412,258	425,648

FAIRFAX FINANCIAL HOLDINGS LIMITED

15.	Pensions

The company’s subsidiaries have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and post retirement benefits to retired and current employees. The holding company has no arrangements or plans that provide defined benefit pension or post retirement benefits to retired or current employees. Pension arrangements of the subsidiaries include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans.

In addition to actuarial valuations for accounting purposes, subsidiaries of the company are required to prepare funding valuations for determination of their pension contributions. All of the defined benefit pension plans have had their most recent funding valuation performed on various dates within the first six months of 2009 except for one plan in Canada and one plan in the United Kingdom where the most recent funding valuations were performed as at December 31, 2008 and March 31, 2008 respectively.

The investment policy for the defined benefit pension plans is to invest prudently in order to preserve the investment asset value of the plans while seeking to maximize the return on those invested assets. The plans’ assets as of December 31, 2008 and 2007 were invested principally in highly rated fixed income securities and equity securities. In 2009, the proportion of plans’ assets invested in equity securities increased to approximately 63% with a corresponding reduction in fixed income and other securities. Plan assets were comprised as follows:

	Defined benefit		Post retirement
	pension plans		benefit plans
	December 31,		December 31,
	2009	2008	2009	2008

Fixed income securities	97.7	143.4	–	–
Equity securities	213.8	76.1	–	–
Other	29.7	21.7	–	–

	341.2	241.2	–	–

The company’s use of Level 1, Level 2 and Level 3 inputs (as described in note 3) in the valuation of defined benefit pension plan assets for the years ended December 31 was as follows:

	December 31, 2009				December 31, 2008
			Significant				Significant
			other	Significant			other	Significant
	Total	Quoted	observable	inobservable	Total	Quoted	observable	inobservable
	fair value	prices	inputs	inputs	fair value	prices	inputs	inputs
	asset	(Level 1)	(Level 2)	(Level 3)	asset	(Level 1)	(Level 2)	(Level 3)

Fixed income securities	97.7	36.2	61.5	–	143.4	143.0	0.4	–
Equity securities	213.8	209.6	4.2	–	76.1	27.7	48.4	–
Other	29.7	19.9	3.2	6.6	21.7	21.7	–	–

	341.2	265.7	68.9	6.6	241.2	192.4	48.8	–

The following tables set forth the funded status of the company’s benefit plans along with amounts recognized in the company’s consolidated financial statements for both defined benefit pension plans and post retirement benefit plans:

	Defined benefit		Post retirement
	pension plans		benefit plans
	December 31,		December 31,
	2009	2008	2009	2008

Change in benefit obligation:
Balance – beginning of year	305.2	369.5	56.1	67.5
Cost of benefits earned in the year	12.4	14.9	2.6	4.1
Interest cost on benefit obligation	19.8	19.4	3.5	3.7
Actuarial (gains) losses	32.0	(43.5)	6.8	(8.2)
Benefits paid	(15.7)	(14.2)	(2.3)	(5.2)
Settlements and other	–	(8.8)	(4.6)	(3.4)
Change in foreign currency exchange rate	32.1	(59.5)	3.2	(4.8)
Business acquisition – Ridley (note 18)	–	27.4	–	2.4

Balance – end of year	385.8	305.2	65.3	56.1

Change in fair value of plan assets:
Balance – beginning of year	241.2	269.4	–	–
Actual return on plan assets	61.5	(10.8)	–	–
Company contributions	24.7	35.7	2.3	4.0
Plan participant contributions	–	–	–	1.2
Benefits paid	(15.7)	(14.2)	(2.3)	(5.2)
Settlements and other	–	(7.8)	–	–
Change in foreign currency exchange rate	29.5	(49.7)	–	–
Business acquisition – Ridley (note 18)	–	18.6	–	–

Balance – end of year	341.2	241.2	–	–

Funded status of plans – surplus (deficit)	(44.6)	(64.0)	(65.3)	(56.1)
Unrecognized net actuarial loss	28.8	39.3	2.6	(5.0)
Unrecognized prior service costs	1.7	1.6	(5.3)	(5.3)
Unrecognized transitional (asset) obligation	(3.6)	(3.9)	–	3.9

Net accrued liability – end of year	(17.7)	(27.0)	(68.0)	(62.5)

Amounts recognized in the consolidated balance sheet consists of:
Other assets	14.5	6.3	–	–
Accounts payable and accrued liabilities	(32.2)	(33.3)	(68.0)	(62.5)

Net accrued liability – end of year	(17.7)	(27.0)	(68.0)	(62.5)

Weighted average assumptions used to determine benefit obligations:
Discount rate	6.0%	6.2%	5.9%	6.6%
Rate of compensation increase	4.4%	4.4%	4.0%	4.0%
Assumed overall health care cost trend	–	–	9.1%	9.6%

For defined benefit pension plans with funding deficits, the benefit obligation and fair value of plan assets was $210.9 (2008 – $305.2) and $154.9 (2008 – $241.2) respectively. At December 31, 2009, the accumulated benefit obligation for the defined benefit pension plans was $328.0 (2008 – $289.9). At December 31, 2009 plans with accumulated benefit obligations in excess of the fair value of plan assets have aggregate deficits of $30.8 (2008 – $48.7).

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents the composition of defined benefit pension and post retirement benefit expense:

	Defined benefit			Post retirement
	pension plans			benefit plans
	December 31,			December 31,
	2009	2008	2007	2009	2008	2007

Cost of benefits earned in the year, net of employee contributions	12.4	14.9	17.5	2.6	2.9	3.3
Interest cost on benefit obligation	19.8	19.4	30.9	3.5	3.7	3.8
Actual return on plan assets	(61.5)	10.8	(15.6)	–	–	–
Actuarial (gains) losses on benefit obligation	32.0	(43.5)	(38.7)	6.8	(8.2)	(9.5)
Settlements and other	–	1.6	–	(0.2)	–	–

Annual defined benefit pension and post retirement benefit expense if all costs and benefits were recognized as they arose	2.7	3.2	(5.9)	12.7	(1.6)	(2.4)

Adjustments to recognize the long term nature of employee future benefits costs:
(Excess) shortfall of:
Actual returns over expected returns on plan assets	45.3	(25.9)	(14.8)	–	–	–
Actuarial (gains) losses amortized over actuarial (gains) losses arising	(32.0)	46.0	41.5	(7.5)	8.4	10.0
Prior service costs amortized over plan amendment cost arising	0.1	0.3	0.2	(0.5)	(0.3)	(0.3)
Amortization of the transitional (asset) obligation	(0.9)	(1.0)	(1.4)	0.2	1.0	1.1

	12.5	19.4	25.5	(7.8)	9.1	10.8

Annual defined benefit pension and post retirement benefit expense recognized in the consolidated statement of earnings	15.2	22.6	19.6	4.9	7.5	8.4

Defined contribution benefit expense recognized	17.4	21.1	25.6	–	–	–

Total benefit expense recognized	32.6	43.7	45.2	4.9	7.5	8.4

Weighted average assumptions used to determine benefit expense
Discount rate	6.3%	5.5%	5.1%	6.7%	5.9%	5.4%
Expected long term rate of return on plan assets	5.8%	5.9%	6.2%	–	–	–
Rate of compensation increase	4.4%	4.4%	4.5%	4.0%	4.0%	4.0%

The annual assumed rate of increase in the per capita cost of covered benefits (ie. health care cost trend rate) is assumed to be 9.1% in 2010, decreasing to 5.0% by 2022 calculated on a weighted average basis.

The assumed expected rate of return on assets is a forward-looking estimate of the plan’s return, determined by considering expectations for inflation, long-term expected return on bonds and a reasonable assumption for an equity risk premium. The expected long-term return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return. This resulted in the selection of an assumed expected rate of return of 5.8% for 2009, 5.9% for 2008 and 6.2% for 2007.

Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accrued post retirement benefit obligation at December 31, 2009 by $8.8, and increase the aggregate of the service and interest cost components of net periodic post retirement benefit expense for 2009 by $1.0. Conversely, decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accrued post retirement benefit obligation at December 31, 2009 by $6.9, and decrease the aggregate of the service and interest cost components of net periodic post retirement benefit expense for 2009 by $0.8.

During 2009, the company contributed $27.0 (2008 – $39.7) to its defined benefit pension and post retirement benefit plans. Based on the company’s current expectations, the 2010 contribution to its defined benefit pension plans and its post retirement benefit plans should be approximately $18.8 and $2.3, respectively.

The benefits expected to be paid in each of the next five fiscal years and in aggregate for the next five fiscal years thereafter were as follows:

	Defined benefit	Post retirement
	pension plans	benefit plans

2010	13.2	2.9
2011	12.1	3.1
2012	14.7	3.4
2013	15.5	3.6
2014	17.1	3.8
2015-2019	110.3	22.5

16.	Operating Leases

Aggregate future minimum commitments at December 31, 2009 under operating leases relating to premises, automobiles and equipment for various terms up to ten years were as follows:

2010	51.7
2011	42.5
2012	24.4
2013	18.8
2014	17.5
Thereafter	79.4

17.	Earnings per Share

Net earnings per share for the years ended December 31 is calculated in the following table based upon weighted average common shares outstanding:

	2009	2008	2007

Net earnings	856.8	1,473.8	1,095.8
Preferred share dividends	(10.5)	(10.1)	(12.5)
Excess over stated value of preferred shares purchased for cancellation	(41.3)	(13.9)	–

Net earnings available to common shareholders – basic	805.0	1,449.8	1,083.3
Interest expense on convertible debt, net of tax	–	0.3	7.0

Net earnings available to common shareholders – diluted	805.0	1,450.1	1,090.3

Weighted average common shares outstanding – basic	18,301,133	18,036,670	17,700,393
Effect of dilutive shares:
Convertible debt	–	104,197	886,888
Options to purchase treasury stock acquired	96,765	91,890	87,944

Total effect of dilutive shares	96,765	196,087	974,832

Weighted average common shares outstanding – diluted	18,397,898	18,232,757	18,675,225

Net earnings per common share – basic	$43.99	$80.38	$61.20
Net earnings per common share – diluted	$43.75	$79.53	$58.38

On February 13, 2008, the company’s 5.0% convertible senior debentures due July 15, 2023 were converted by their holders into 886,888 subordinate voting shares, which were thereafter weighted for inclusion in the calculation of basic earnings per share. The subordinate voting shares issuable on conversion of the debentures were weighted for inclusion in the calculation of diluted earnings per share for 2008 from the beginning of 2008 until the date of conversion.

FAIRFAX FINANCIAL HOLDINGS LIMITED

18.	Acquisitions and Divestitures

Subsequent to December 31, 2009

On February 18, 2010, the company announced an agreement with Zenith National Insurance Corp. (“Zenith”) pursuant to which the company will acquire all of the outstanding shares of Zenith common stock, other than those shares already owned by Fairfax and its affiliates, for $38.00 per share in cash and pursuant to which Zenith will become a wholly owned subsidiary of the company. The aggregate cash consideration payable under the merger agreement for the shares that are not already held by the company is estimated to be approximately $1.3 billion. The company intends to finance the acquisition with a combination of holding company cash and subsidiary dividends, and the proceeds from the $200.0 public equity offering completed on February 26, 2010. Following the completion of the acquisition, the company expects to continue to maintain approximately $1.0 billion in cash, short term investments and marketable securities at the holding company level. The transaction is expected to close in the second quarter of 2010, subject to the approval by Zenith shareholders and receipt of customary regulatory approvals. Zenith is engaged, through its wholly owned subsidiaries, in the workers’ compensation insurance business throughout the United States.

Year ended December 31, 2009

Establishment of New Brazilian Insurer

At December 31, 2009, the company had invested initial capital of $39.9 (71.2 million Reais) in a newly established, wholly-owned Brazilian property and casualty insurance company, Fairfax Brasil Seguros Corporativos S.A. (“Fairfax Brasil”). Fairfax Brasil is headquartered in São Paulo, Brazil and plans to commence underwriting in the first quarter of 2010, subject to receipt of approvals by Brazilian insurance regulatory authorities, in all lines of commercial business, with a primary focus on Brazilian property, energy, casualty, surety, marine, financial lines, special risks, hull and aviation.

Privatization of OdysseyRe

On September 23, 2009, the company announced a tender offer to acquire the 27.4% of the outstanding common shares of OdysseyRe that the company did not already own for $65.00 in cash per share (the “OdysseyRe Offer”), representing an aggregate cash purchase price of approximately $1.0 billion. On October 27, 2009, the company paid for and acquired the 14.2 million OdysseyRe shares which had been tendered at the expiry of the OdysseyRe Offer, increasing the company’s ownership of OdysseyRe to 96.8% (71.9% at June 30, 2009). On October 28, 2009, in accordance with the terms of the related merger agreement, all of OdysseyRe’s common shares held by the remaining minority shareholders were cancelled and converted into the right to receive $65.00 per share in cash and OdysseyRe became a wholly owned subsidiary of the company. The result of this transaction is summarized in the table that follows.

Privatization of Advent

On October 17, 2009, the company completed the acquisition of all of the outstanding common shares of Advent, other than those common shares already owned by the company, offering 220 pence per share, for aggregate cash consideration of $59.5 (£35.8 million), pursuant to a previously announced tender offer. The result of this transaction is summarized in the table that follows.

Privatization of Northbridge

On January 13, 2009, the company purchased 24.8% of the outstanding common shares of Northbridge for an aggregate cash purchase price of $374.0 (Cdn$458.4) pursuant to a previously announced offer to acquire all of the outstanding common shares of Northbridge other than those common shares already owned by the company (the “Step 1” acquisition). Immediately following the February 19, 2009 approval by Northbridge shareholders of a going private transaction, Northbridge redeemed the remaining 11.6% of its outstanding common shares for an aggregate cash consideration of $172.4 (Cdn$215.9) (the “Step 2” acquisition). The Step 1 and Step 2 acquisitions were completed at an offering price of Cdn$39.00 per share. The result of these transactions is summarized in the table that follows.

Acquisition of Polish Re

On January 7, 2009, the company completed the acquisition of 100% of the outstanding common shares of Polish Re, a Polish reinsurance company, for cash consideration of $57.0 (168.3 million Polish zloty), pursuant to a previously announced tender offer. The assets and liabilities and results of operations of Polish Re have been included in the company’s consolidated financial reporting in the Reinsurance – Other reporting segment. This investment increased the company’s exposure to the Central and Eastern European economies and has established a platform for business expansion in that region over time. The result of this transaction is summarized in the table below.

The OdysseyRe, Advent, Northbridge and Polish Re acquisitions were accounted for using the purchase method. The total intangible assets acquired of $37.9 and $90.8 in the OdysseyRe and Northbridge acquisitions have been included in the company’s financial reporting in the Reinsurance – OdysseyRe and Insurance – Northbridge reporting segments respectively. The fair values of intangible assets were determined primarily through earnings based approaches incorporating internal forecasts of revenues and expenses and estimates of discount rates and growth rates supplemented by the use of market based approaches where estimated fair values were compared to similar market transactions. The customer and broker relationship intangible assets are amortized on the straight-line basis over periods ranging from 8 to 20 years and the resulting amortization expense is included in OdysseyRe and Northbridge’s operating results, while the brand names have indefinite lives and are not amortized. The OdysseyRe and Northbridge acquisitions decreased non-controlling interests in the consolidated balance sheet by $950.2 and $398.5, respectively. The purchase price allocation of the OdysseyRe acquisition is preliminary and may be revised when estimates and assumptions are finalized and the valuations of assets and liabilities are finalized within twelve months of the purchase date.

	OdysseyRe	Advent	Northbridge			Polish Re
			Step 1 acquisition	Step 2 acquisition	Total

Acquisition date	October 21, 2009	September 2, 2009	January 13, 2009	February 20, 2009		January 7, 2009

Percentage of common shares acquired	27.4%	36.5%	24.8%	11.6%	36.4%	100%

Cash purchase consideration	1,017.0	59.5	374.0	172.4	546.4	57.0

Fair value of assets acquired:

Tangible assets(1)	3,028.7	368.3	1,070.2	496.0	1,566.2	141.0

Intangible assets:

Customer and broker relationships	27.9	–	53.5	26.1	79.6	–

Brand names	10.0	–	7.5	3.7	11.2	–

Goodwill	64.6	–	51.5	29.1	80.6	13.8

Total fair value of assets acquired	3,131.2	368.3	1,182.7	554.9	1,737.6	154.8

Total fair value of liabilities assumed	(2,114.2)	(308.8)	(808.7)	(382.5)	(1,191.2)	(97.8)

Net assets acquired	1,017.0	59.5	374.0	172.4	546.4	57.0

(1)	Of the $141.0 of tangible assets acquired in the Polish Re transaction, $31.9 comprised cash and cash equivalents.

Other

Investment in Alltrust

On August 31, 2009, the company announced the purchase of a 15.0% interest in Alltrust Insurance Company of China Ltd. (“Alltrust”) for cash consideration of $66.4. The closing of this purchase was subject to final approval by the Chinese Insurance Regulatory Commission, which was received on September 29, 2009. Alltrust is headquartered in Shanghai and provides a full range of primary insurance products and services in China, including property insurance, liability insurance, surety bonds, short-term health insurance, accident insurance, motor insurance and reinsurance. The company recorded its investment in Alltrust at cost within the available for sale classification as Alltrust does not have a quoted price in an active market.

On February 11, 2009, the company made an additional investment of $49.0 in its equity affiliate CLGL to facilitate that company’s acquisition of the international operations of GAB Robins, a provider of loss adjusting and claims management services. The company’s ownership of CLGL at December 31, 2009 was 43.6% (45.7% at December 31, 2008).

Year ended December 31, 2008

Acquisition of Ridley

During November 2008, the company, directly and through its operating companies, purchased 9,412,095 common shares of Ridley (a 67.9% interest), primarily from Ridley’s Australian parent, Ridley Corporation Limited. In exchange for total cash purchase consideration of $68.4 (Cdn$79.4), the company acquired assets of $231.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

(including $2.0 of cash and cash equivalents), assumed liabilities of $114.9 and recorded $48.8 of non-controlling interests and $1.1 of goodwill. The assets and liabilities and results of operations of Ridley have been included in the company’s consolidated financial reporting in the Other reporting segment. Ridley is a commercial animal nutrition company with operations throughout North America.

Acquisition of Advent

On September 11, 2008, the company, directly and through its operating companies, acquired an additional 14.0% interest in Advent for $17.3 (£9.5 million), increasing the company’s total ownership of Advent to 58.5% from 44.5%. Prior to this acquisition of a controlling interest, the company recorded its investment in Advent using the equity method of accounting. Following the transaction, the assets and liabilities and results of operations of Advent have been included in the company’s consolidated financial reporting in the Reinsurance – Other reporting segment. The consolidation resulted in an increase of $831.7 in assets (including approximately $89.1 in cash and cash equivalents and $485.1 in portfolio investments), $649.2 in liabilities, $76.4 in non-controlling interests and the elimination of the equity accounted carrying value of Advent immediately prior to the acquisition of control. On various dates during the fourth quarter of 2008, the company, directly and through its operating companies, purchased an additional 8.1% interest in Advent for cash of $8.3 (£5.4 million), increasing the company’s total ownership interest in Advent to 66.6% at December 31, 2008. These transactions during the fourth quarter of 2008 decreased non-controlling interests by $12.0 and resulted in the recognition of $4.5 of negative goodwill in the consolidated statement of earnings. Advent is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd’s, focused on specialty property reinsurance and insurance risks.

Acquisition of CropUSA Insurance Agency, Inc. (“CropUSA”)

On August 29, 2008, the company through OdysseyRe purchased certain assets and liabilities associated with the crop insurance business previously produced by CropUSA for cash consideration of $8.0. Since 2006, CropUSA has acted as managing general underwriter for OdysseyRe in the crop insurance sector. The acquisition resulted in an increase of $20.9 in assets, $26.1 in liabilities, $7.7 in goodwill and $5.5 in intangible assets, which will be amortized over the expected useful lives of such assets.

Cunningham Lindsey

On June 13, 2008, CLGL, a new holding company formed in December 2007 to facilitate the disposition of the Cunningham Lindsey Group Inc. (“CLGI”) operating companies, repaid a Cdn$125.0 promissory note payable to CLGI using funds received from its new bank credit facility. CLGI used the proceeds received to repay its 7.0% unsecured Series B debentures (Cdn$125.0), as described in note 9. During the second quarter of 2008, CLGI increased its investment in CLGL by Cdn$23.0 by contributing Cdn$5.9 in cash and by converting a Cdn$17.1 promissory note due from CLGL to equity. Subsequent to this investment, CLGI’s interest in CLGL increased to 45.7%. On December 5, 2008, the assets of CLGI were liquidated into Fairfax, triggering the recognition of a loss of $24.9 in net gains on investments in the consolidated statement of earnings related to the release of cumulative foreign currency translation losses, with the result that the equity accounted investment in CLGL was owned directly by Fairfax through an intermediate holding company.

Other

In June 2008, the company through one of its subsidiaries purchased a 19.8% interest in Arab Orient Insurance Company (“Arab Orient”) for cash consideration of $10.4. Arab Orient is a publicly traded insurance company based in Amman, Jordan. The company recorded its investment in Arab Orient at fair value within the available for sale classification.

Year ended December 31, 2007

Cunningham Lindsey

During 2007, the company purchased all of the outstanding shares of CLGI that it or its affiliates did not already own for cash of Cdn$12.6. On December 31, 2007, CLGI sold to CLGL all of its operating assets and liabilities excluding CLGI’s Cdn$125.0 of its 7.0% unsecured Series B debentures, a Cdn$72.8 unsecured term loan facility (the “Term Facility”) and two non-operating subsidiaries, which were retained by the company for nominal consideration.

Trident IV, L.P., a private equity fund managed by Stone Point Capital LLC, and certain affiliated entities (collectively the “Trident Investors”) formed CLGL, a new holding company, into which they invested Cdn$88.0. CLGI sold its operating assets and liabilities to CLGL in exchange for consideration which included shares of CLGL, cash of Cdn$64.8 and two promissory notes in the total principal amount of $142.9. The two promissory notes were included in accounts receivable and other in the consolidated balance sheet of the company. The company also made a net investment in CLGI of approximately Cdn$12.4 (Cdn$23.1 before repayment of intercompany advances of Cdn$10.7).

The net cash received in CLGI was used to repay the Term Facility, which had been included in the consolidated balance sheet as subsidiary indebtedness, and to pay other current working capital obligations. As a result of the transactions described above, CLGL was owned 51.0% by the Trident Investors, 44.6% by the company, through its 100% ownership of CLGI, and 4.4% by senior management of CLGL.

On December 31, 2007, CLGI commenced equity accounting for its 44.6% interest in the CLGL and the company’s opening carrying value on that date was $58.8 (net of a $10.2 charge to adjust carrying value to fair value). Of the Cdn$199.6 of goodwill prior to the sale, 55.4% or Cdn$110.6 was disposed of and included in the $7.6 net loss on disposition of CLGI’s operating assets and liabilities with the remaining 44.6% or Cdn$89.0 included in the opening carrying value of the equity accounted investment.

Other

On December 31, 2007, TIG sold its wholly-owned subsidiary TIG Specialty Insurance Company (“TSIC”) to a third party purchaser, resulting in the recognition of a net gain on investment before income taxes of $8.5. TIG continues to reinsure 100% of the insurance liabilities of TSIC at December 31, 2007 and has entered into an administrative agreement with the purchaser which provides for claims handling services on those liabilities.

On April 3, 2007, the company completed the sale of substantially all of the assets of Guild Underwriters Napa Inc., realizing a net gain on investment before income taxes of $5.0.

Repurchases of shares

During 2009, OdysseyRe repurchased on the open market for cancellation 1,789,100 of its common shares with a cost of $72.6, as part of its previously announced common share repurchase programme. These transactions increased the company’s ownership of OdysseyRe to 72.6% (2008 – 70.4%) and decreased non-controlling interests by $89.6 prior to the previously described going private transaction in the fourth quarter of 2009. During 2009, Northbridge did not repurchase any of its common shares for cancellation except for those shares redeemed as part of the going private transaction described previously.

During 2008, Northbridge repurchased for cancellation on the open market 2,340,000 of its common shares with a cost of $65.4, and OdysseyRe repurchased for cancellation on the open market 9,480,756 of its common shares with a cost of $351.4, as part of their previously announced common share repurchase programmes. These transactions increased the company’s ownership of Northbridge and OdysseyRe to 63.6% (2007 – 60.2%) and 70.4% (2007 – 61.0%), and decreased non-controlling interests by $63.8 and $362.0, respectively at December 31, 2008. As part of the OdysseyRe step acquisition, the company recorded fair value adjustments to certain of OdysseyRe’s assets and liabilities of $7.0 and recorded a nominal amount of negative goodwill in the consolidated statement of earnings. The company recorded a nominal amount of goodwill in connection with the Northbridge step acquisition.

During 2007, Northbridge and OdysseyRe repurchased for cancellation on the open market 841,947 and 2,636,989 respectively of their common shares as part of their previously announced common share repurchase programmes. These transactions increased the company’s ownership of Northbridge from 59.2% at December 31, 2006 to 60.2% at December 31, 2007 and of OdysseyRe from 59.6% at December 31, 2006 to 61.0% at December 31, 2007 (including the conversion of the OdysseyRe 4.375% convertible senior debenture during 2007) and resulted in decreases to non-controlling interests of $25.7 and $86.4 and increases to goodwill of $3.8 and $8.1 for Northbridge and OdysseyRe respectively.

19.	Financial Risk Management

Risk Management

The primary goals of the company’s financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate risk/reward balance and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. Balancing risk and reward is achieved through identifying risk appropriately,

FAIRFAX FINANCIAL HOLDINGS LIMITED

aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company’s risk exposures and processes for managing those risks during 2009 compared to those identified in 2008. As a result of the significant increases in the company’s equity and fixed income holdings, the company’s exposure to equity price risk and interest rate risk at December 31, 2009 had increased compared to December 31, 2008, partially offset by the moderation of the volatility which was present in worldwide equity markets and the uncertainty resulting from global credit issues during 2008 and early 2009.

The company’s exposure to potential loss from financial instruments, including exposures arising from its insurance and reinsurance operations and exposures related to its investment activities, primarily relates to underwriting risk, credit risk, liquidity risk and various market risks, including interest rate risk, equity market risk, and foreign currency risk.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company’s primary operating subsidiaries combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company level. The company’s Chief Risk Officer reports quarterly to Fairfax’s Executive Committee on the key risk exposures. The Executive Committee approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The Investment Committee approves policies for the management of market risk (including interest rate, credit quality and equity market risk), the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. All risk management policies are submitted to the Board of Directors for approval.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company’s exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at December 31, 2009 compared to December 31, 2008.

Pricing risk arises when actual claims experience differs adversely from the assumptions included in pricing calculations. Historically the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclicality of the insurance market. The market cycle is affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced commercial underwriting staff, pricing models and price adequacy monitoring tools.

Reserving risk arises when actual claims experience differs adversely from the assumptions included in setting reserves, in large part due to the length of time between the occurrence of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. Claims provisions are expectations of the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claims severity and frequency, legal theories of liability and other factors. Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends, legislative changes, inclusion of exposures not contemplated at the time of policy inception and significant changes in severity or frequency of claims relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate payment, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for claims. The company’s provision for claims is reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax and one or more independent actuaries.

Catastrophe risk arises as property and casualty insurance companies may be exposed to large losses arising from man-made or natural catastrophes that could result in significant underwriting losses. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events through various modeling techniques and through the aggregation of limits exposed. Each of the operating companies has strict underwriting guidelines for the amount of catastrophe exposure it may assume for any one risk and location. Each of the operating companies manages catastrophe exposure by factoring in levels of reinsurance protection, capital levels and risk tolerances. The company’s head office aggregates catastrophe exposure company-wide and continually monitors the group exposure. Currently the company’s objective is to limit its company-wide catastrophe loss exposure such that one year’s aggregate pre-tax net catastrophe losses would not exceed one year’s normalized earnings from operations before income taxes.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial or contractual obligations to the company. Credit risk arises predominantly with respect to investments in debt instruments, reinsurance recoverables and receivables and balances due from counterparties to derivative contracts (primarily credit default swaps and total return swaps). Changes to the company’s exposure to credit risk at December 31, 2009 compared to December 31, 2008 are described in the following sections.

The aggregate gross credit risk exposure at December 31, 2009 (without taking into account amounts pledged to and held by the company as collateral of $1,054.4 (2008 – $1,307.1)) was $21,057.8 (2008 – $21,366.0) and was comprised as follows:

	December 31,
	2009	2008

Gross recoverable from reinsurers	3,809.1	4,234.2
Bonds:
U.S., Canadian and other government	2,999.6	3,564.7
U.S. states and municipalities	5,497.8	4,104.6
Corporate and other and mortgage backed securities – residential	2,971.0	985.3
Derivatives (2008 – primarily credit default swaps)	225.2	455.5
Accounts receivable	1,855.4	1,688.7
Cash and short term investments	3,699.7	6,333.0

Total gross exposure	21,057.8	21,366.0

Investments in Debt Instruments

The company’s risk management strategy is to invest primarily in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to any one issuer. While the company reviews third party ratings, it carries out its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by imposing fixed income portfolio limits on individual corporate issuers and limits based on credit quality and may, from time to time, invest in credit default swaps to further mitigate credit risk exposure.

As at December 31, 2009, the company had holdings of bonds exposed to credit risk (primarily bonds included in Corporate and other and U.S. states and municipalities) with fair value of $8,468.8 compared to $5,089.9 at December 31, 2008. As a result of the significant increases in the company’s fixed income holdings, the company’s exposure to credit risk at December 31, 2009 had increased compared to December 31, 2008. The company’s current financial risk management framework is able to manage the additional risk exposures.

The composition of the company’s fixed income portfolio for the years ended December 31 classified according to the higher of each security’s respective S&P and Moody’s issuer credit ratings, is presented in the table that follows:

	December 31, 2009		December 31, 2008
	Carrying		Carrying
Issuer Credit Rating	value	%	value	%

AAA/Aaa	5,748.9	50.1	6,512.5	75.2
AA/Aa	1,695.4	14.8	1,377.8	15.9
A/A	1,468.5	12.8	194.9	2.3
BBB/Baa	970.8	8.5	2.1	0.0
BB/Ba	253.5	2.2	10.0	0.1
B/B	291.9	2.5	232.0	2.7
Lower than B/B and unrated	1,039.4	9.1	325.3	3.8

Total	11,468.4	100.0	8,654.6	100.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

At December 31, 2009, 86.2% (2008 – 93.4%) of the fixed income portfolio at carrying value was rated investment grade, with 64.9% (2008 – 91.1%) being rated AA or better (primarily consisting of government obligations). At December 31, 2009, holdings of fixed income securities in the ten issuers (excluding federal governments) to which the company had the greatest exposure totaled $4,023.9, which represented approximately 18.9% of the total investment portfolio. The exposure to the largest single issuer of corporate bonds held at December 31, 2009 was $442.0, which represented approximately 2.1% of the total investment portfolio.

The consolidated investment portfolio included $5.5 billion (2008 – $4.1 billion) in U.S. state, municipal and other tax-exempt bonds (approximately $4.6 billion tax-exempt, $0.9 billion taxable), almost all of which were purchased during 2008 and 2009. Of the $5.4 billion (2008 – $4.0 billion) held in the subsidiary investment portfolios at December 31, 2009, approximately $3.5 billion (2008 – $3.5 billion) were insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default; the company believes that this insurance significantly mitigates the credit risk associated with these bonds.

Subsidiary portfolio investments and holding company investments included $5,926.2 (2008 – $8,873.0) notional amount of credit default swaps with a fair value of $71.6 (2008 – $415.0) and a remaining average life of approximately 2.4 years (2008 – 3.3 years). Since 2003, the company has used credit default swap contracts referenced to various issuers in the banking, mortgage and insurance sectors of the financial services industry as an economic hedge of risks affecting specific financial assets (recoverables from reinsurers), exposures potentially affecting the fair value of the company’s fixed income portfolio (principally investments in fixed income securities classified as corporate and other and U.S. states and municipalities in the company’s consolidated financial statements) and of broader systemic risk. The company’s holdings of credit default swap contracts declined significantly in 2009 relative to prior years, largely as a result of significant sales in 2008. In the latter part of 2008, the company revised the financial objectives of its economic hedging program by determining not to replace its credit default swap hedge position as sales or expiries occurred based on: (i) the company’s judgment that its exposure to formerly elevated levels of credit risk had moderated and that as a result the company had made the determination that its historical approaches to managing credit risk apart from the use of credit default swaps were once again satisfactory as a means of mitigating the company’s exposure to credit risk arising from its exposure to financial assets; (ii) the significant increase in the cost of purchasing credit protection (reducing the attractiveness of the credit default swap contract as a hedging instrument); and (iii) the fact that the company’s capital and liquidity had benefited significantly from approximately $2.5 billion in cash proceeds of sales of credit default swaps realized since 2007. As a result, the effects that credit default swaps as hedging instruments may be expected to have on the company’s future financial position, liquidity and operating results may be expected to diminish significantly relative to the effects in recent years. The company may initiate new credit default swap contracts as an effective hedging mechanism in the future, but there can be no assurance that it will do so.

Balances due from Counterparties to Derivative Contracts

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its total return swap, credit default swap and other derivative securities contracts. Pursuant to these agreements, the company and the counterparties to these transactions are contractually required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the then current fair value or change in fair value of the derivative contracts.

The fair value of the collateral deposited for the benefit of the company at December 31, 2009, all of which consisted of government securities that may be sold or repledged by the company, was $23.2. The fair value of the collateral deposited for the benefit of the company at December 31, 2008, all of which consisted of government securities, was $285.1, of which $107.6 was eligible to be sold or repledged by the company. The company had not exercised its right to sell or repledge collateral at December 31, 2009.

The fair value of the collateral deposited for the benefit of counterparties at December 31, 2009 was $206.0, of which $156.4 was collateral required to be deposited to enter into such derivative contracts and $49.6 of which was collateral required to be deposited due to changes in fair value. The fair value of collateral deposited for the benefit of counterparties at December 31, 2008 was $28.0.

Reinsurance Recoverables and Receivables

Credit exposure on the company’s reinsurance recoverable and receivable balances existed at December 31, 2009 to the extent that any reinsurer may not be able or willing to reimburse the company under the terms of the relevant reinsurance arrangements. The company has a regular review process to assess the creditworthiness of reinsurers with whom it transacts business. Internal guidelines generally require reinsurers to have strong A.M. Best ratings and maintain capital and surplus exceeding $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on for amounts that remain unpaid beyond contractually specified time periods on an individual reinsurer basis.

The company’s reinsurance security department conducts ongoing detailed assessments of current and potential reinsurers and annual reviews on impaired reinsurers, and provides recommendations for uncollectible reinsurance provisions for the group. The reinsurance security department also collects and maintains individual and group reinsurance exposures aggregated across the group. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by the company on acquisition of a subsidiary. The company’s largest single reinsurer (Swiss Re America Corp.) represents 7.2% (2008 – 12.5%) of shareholders’ equity and is rated A by A.M. Best.

The company makes provisions against reinsurance recoverables from companies considered to be in financial difficulty. The company recorded a provision for uncollectible reinsurance and charges related to written off reinsurance balances in 2009 totaling $59.7 (2008 – $15.0; 2007 – $46.2). The following table presents the $3,809.1 (2008 – $4,234.2) total gross reinsurance recoverable and paid losses receivable classified according to the financial strength rating of the reinsurers:

	December 31, 2009			December 31, 2008
	Gross	Outstanding	Net unsecured	Gross	Outstanding	Net unsecured
	reinsurance	balances for	reinsurance	reinsurance	balances for	reinsurance
	recoverable	which security is	recoverable and	recoverable and	which security is	recoverable and
A.M. Best Rating	and receivable	held	receivable	receivable	held	receivable

A++	124.0	8.4	115.6	187.1	10.9	176.2

A+	871.4	76.1	795.3	1,825.2	301.6	1,523.6

A	1,837.4	470.3	1,367.1	1,041.0	208.3	832.7

A-	352.8	143.5	209.3	341.1	94.6	246.5

B++	39.6	9.9	29.7	37.1	4.2	32.9

B+	60.7	41.3	19.4	47.8	19.0	28.8

B or lower	17.6	0.3	17.3	117.3	4.3	113.0

Not rated	806.0	235.7	570.3	925.2	352.9	572.3

Pools & associations	80.7	45.7	35.0	82.6	26.2	56.4

	4,190.2	1,031.2	3,159.0	4,604.4	1,022.0	3,582.4

Provision for uncollectible reinsurance	381.1		381.1	370.2		370.2

	3,809.1		2,777.9	4,234.2		3,212.2

The following table summarizes the effect of the credit default swap hedging instruments and related economically hedged items on the company’s historical financial position and results of operations as of and for the years ended December 31, 2009 and 2008:

	December 31, 2009		For the Year Ended December 31, 2009
			Other
			comprehensive
	Exposure/	Carrying	income	Net earnings	Net equity
	notional value	value	(pre-tax)	(pre-tax)	(pre-tax)

Credit risk exposures:
Bonds:
U.S., Canadian and other government	2,999.6	2,999.6	–	–	–
U.S. states and municipalities	5,497.8	5,497.8	65.3	308.6	373.9
Corporate and other and mortgage backed securities-residential	2,971.0	2,971.0	185.4	599.1	784.5
Derivatives and other invested assets:
Receivable from counterparties to derivatives	225.2	225.2	–	3.1	3.1
Accounts receivable and other	1,855.4	1,855.4	–	(1.9)	(1.9)
Recoverable from reinsurers	3,809.1	3,809.1	–	(59.7)	(59.7)
Cash and short term investments	3,699.7	3,699.7	–	–	–

	21,057.8	21,057.8	250.7	849.2	1,099.9
Hedging instruments:
Derivatives and other invested assets:
Credit default swaps	(5,926.2)	(71.6)	–	(114.6)	(114.6)

Net exposure and financial effects	15,131.6	20,986.2	250.7	734.6	985.3

FAIRFAX FINANCIAL HOLDINGS LIMITED

	December 31, 2008		For the Year Ended December 31, 2008
			Other
			comprehensive
	Exposure/	Carrying	income	Net earnings	Net equity
	notional value	value	(pre-tax)	(pre-tax)	(pre-tax)

Credit risk exposures:
Bonds:
U.S., Canadian and other government	3,564.7	3,564.7	–	–	–
U.S. states and municipalities	4,104.6	4,104.6	(26.2)	157.9	131.7
Corporate and other and mortgage backed securities-residential	985.3	985.3	(23.2)	(543.9)	(567.1)
Derivatives and other invested assets:
Receivable from counterparties to derivatives (primarily credit default swaps)	455.5	455.5	–	(14.1)	(14.1)
Accounts receivable and other	1,688.7	1,688.7	–	(4.1)	(4.1)
Recoverable from reinsurers	4,234.2	4,234.2	–	(15.0)	(15.0)
Cash and short term investments	6,333.0	6,333.0	–	–	–

	21,366.0	21,366.0	(49.4)	(419.2)	(468.6)
Hedging instruments:
Derivatives and other invested assets:
Credit default swaps	(8,873.0)	(415.0)	–	1,286.4	1,286.4

Net exposure and financial effects	12,493.0	20,951.0	(49.4)	867.2	817.8

In the normal course of effecting its economic hedging strategy with respect to credit risk, the company expects that there may be periods where the notional value of the hedging instruments may exceed or be deficient relative to the company’s exposure to the items being hedged. This situation may arise when management compensates for imperfect correlations between the hedging item and the hedged item or due to the timing of opportunities related to the company’s ability to exit and enter hedges at attractive prices.

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. It is the company’s policy to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments.

The company believes that cash, short term investments and marketable securities held at the holding company provide more than adequate liquidity to meet the holding company’s obligations in 2010. In addition to these holding company resources, the holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash, short term investments and marketable securities, and dividends from its insurance and reinsurance subsidiaries. The holding company’s known significant obligations for 2010 consist of the potential payment of the approximately $1.3 billion purchase price in connection with the announced offer to acquire all of the outstanding shares of Zenith common stock, other than those shares already owned by the company, the $201.2 dividend on common shares ($10.00 per share, paid in January 2010), interest and corporate overhead expenses, preferred share dividends and income tax payments.

The liquidity requirements of the company’s insurance and reinsurance subsidiaries principally relate to the liabilities associated with underwriting, operating costs and expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations and income taxes. Liabilities associated with underwriting include the payment of claims.

Historically, the company’s insurance and reinsurance subsidiaries have used cash flow from operations and sales of investment securities to fund their liquidity requirements. The insurance and reinsurance subsidiaries principal cash inflows from operating activities are derived from premiums, commissions and distributions from their subsidiaries. The principal cash inflows from investment activities result from repayments of principal, sales of investments and investment income.

The company’s insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments and operating expenses. As of December 31, 2009, total insurance and reinsurance portfolio investments net of short sale and derivative obligations was $20.0 billion. These portfolio investments may include investments in inactively traded corporate debentures, preferred stocks, limited partnership interests and mortgage backed securities that are relatively illiquid. At December 31, 2009, these asset classes represented approximately 6.7% (2008 – 4.8%) of the carrying value of the insurance and reinsurance subsidiaries’ portfolio investments.

The following table provides a maturity analysis of the company’s financial liabilities based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

December 31, 2009

	Less than	1 to 3	3 months			More than
	1 month	months	to 1 year	1 - 3 years	3 - 5 years	5 years	Total

Subsidiary indebtedness – principal and interest	–	–	0.1	12.6	–	–	12.7
Accounts payable and accrued liabilities(1)	179.9	134.6	440.6	163.3	58.6	160.9	1,137.9
Income taxes payable	–	70.9	–	–	–	–	70.9
Funds withheld payable to reinsurers	0.8	6.1	33.3	25.1	25.1	264.5	354.9
Gross claims liability	300.4	575.7	2,536.6	4,240.0	2,343.0	4,751.4	14,747.1
Long term debt obligations – principal	–	–	1.8	181.0	225.2	1,774.9	2,182.9
Long term debt obligations – interest	3.9	16.3	136.6	306.3	268.0	647.8	1,378.9
Other long term liabilities – principal	–	1.5	4.6	10.8	9.5	147.1	173.5
Other long term liabilities – interest	0.4	3.6	11.0	28.3	26.7	44.0	114.0
Operating leases – obligations	2.4	6.0	43.3	66.9	36.3	79.4	234.3

	487.8	814.7	3,207.9	5,034.3	2,992.4	7,870.0	20,407.1

December 31, 2008

	Less than	1 to 3	3 months			More than
	1 month	months	to 1 year	1 - 3 years	3 - 5 years	5 years	Total

Subsidiary indebtedness – principal and interest	–	0.1	0.4	22.0	–	–	22.5
Accounts payable and accrued liabilities(1)	386.3	138.2	391.4	156.4	59.9	148.0	1,280.2
Income taxes payable	–	656.3	–	–	–	–	656.3
Funds withheld payable to reinsurers	0.9	6.1	33.4	25.1	25.1	264.5	355.1
Gross claims liability	283.1	574.8	2,353.0	4,314.3	2,518.3	4,684.9	14,728.4
Long term debt obligations – principal	13.0	0.3	1.1	2.0	406.7	1,392.9	1,816.0
Long term debt obligations – interest	3.0	13.0	116.0	263.7	236.7	625.7	1,258.1
Other long term liabilities – principal	0.4	0.8	3.4	12.8	8.7	161.6	187.7
Other long term liabilities – interest	0.8	3.7	11.7	30.9	29.0	67.4	143.5
Operating leases – obligations	2.3	5.6	40.5	73.3	32.5	76.4	230.6

	689.8	1,398.9	2,950.9	4,900.5	3,316.9	7,421.4	20,678.4

(1)	Excludes accrued interest, deferred revenue, deferred costs and unrecognized balances relating to defined benefit pension and other post retirement benefit plans.

The timing of claims liability payments is not fixed and represents the company’s best estimate. The payment obligations which are due beyond one year in accounts payable and accrued liabilities primarily relate to the defined benefit pension and other post retirement benefit plans, and certain payables to brokers and reinsurers not expected to be settled in the short term.

FAIRFAX FINANCIAL HOLDINGS LIMITED

For further detail on the maturity profile of the company’s fixed income portfolio, net claims liability, obligation to pay principal and interest on long term debt and operating lease obligations, please see notes 3, 6, 9, 10 and 16 respectively.

The following table provides a maturity analysis of the company’s short sales and derivative obligations based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

December 31, 2009

	Less than	1 to	3 months			More than
	1 month	3 months	to 1 year	1 - 3 years	3 - 5 years	5 years	Total

Short sale and derivative obligations:
Equity total return swaps – short positions	–	1.2	–	–	–	–	1.2
Equity total return swaps – long	7.7	–	–	–	–	–	7.7
Foreign exchange forward contracts	0.7	7.2	40.1	–	–	–	48.0
Other	–	–	–	0.3	–	–	0.3

	8.4	8.4	40.1	0.3	–	–	57.2

December 31, 2008

	Less than	1 to	3 months			More than
	1 month	3 months	to 1 year	1 - 3 years	3 - 5 years	5 years	Total

Short sale and derivative obligations:
Foreign exchange forward contracts	–	–	8.5	11.6	–	–	20.1
Other	9.3	–	–	–	–	–	9.3

	9.3	–	8.5	11.6	–	–	29.4

Market Risk

Market risk is the potential for a negative impact on the consolidated balance sheets and/or statement of earnings resulting from adverse changes in the value of financial instruments as a result of changes in certain market-related variables including interest rates, foreign exchange rates, equity prices and credit spreads. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company’s investment portfolios are managed with a long term, value oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Aggregate exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level. Following is a discussion of the company’s primary market risk exposures and how those exposures are currently managed.

Interest Rate Risk

Fluctuations in interest rates have a direct impact on the market valuation of the company’s fixed income securities portfolio. As interest rates rise, the market value of fixed income securities portfolios declines and, conversely, as interest rates decline, the market value of fixed income securities portfolios rises. The company’s interest rate risk management strategy is to position its fixed income securities portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment.

Movements in the term structure of interest rates and fluctuations in the value of equity securities affect the level and timing of recognition in earnings and comprehensive income of gains and losses on securities held. Generally, the company’s investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or are sold and the proceeds are reinvested at lower rates. During periods of rising interest rates, the market value of the company’s existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the bond markets and, consequently, the value of the fixed income securities held.

At December 31, 2009, the fair value of the company’s investment portfolio included approximately $11.5 billion of fixed income securities which are subject to interest rate risk. Fluctuations in interest rates have a direct impact on the market values of these securities. As interest rates rise, market values of fixed income portfolios decline, and vice versa. The table below displays the potential impact on net earnings and other comprehensive income of market value fluctuations caused by changes in interest rates on the company’s fixed income portfolio based on parallel 200 basis point shifts in interest rates up and down, in 100 basis point increments. This analysis was performed on each security individually. Given the current economic and interest rate environment, the company believes a 200 basis point shift to be reasonably possible.

		Hypothetical $ change effect on:
	Fair value of	Other
December 31, 2009	fixed income	comprehensive	Net	Hypothetical
Change in Interest Rates	portfolio	income	earnings	% change

200 basis point increase	9,689.3	(448.6)	(752.3)	(15.5)
100 basis point increase	10,535.9	(241.5)	(389.4)	(8.1)
No change	11,468.4	–	–	–
100 basis point decrease	12,434.0	268.9	384.1	8.4
200 basis point decrease	13,521.5	585.7	806.0	17.9

		Hypothetical $ change effect on:
	Fair value of	Other
December 31, 2008	fixed income	comprehensive	Net	Hypothetical
Change in Interest Rates	portfolio	income	earnings	% change

200 basis point increase	7,275.6	(275.4)	(474.9)	(15.9)
100 basis point increase	7,887.2	(154.1)	(262.5)	(8.9)
No change	8,654.6	–	–	–
100 basis point decrease	9,507.0	162.3	294.9	9.8
200 basis point decrease	10,309.6	342.4	542.0	19.1

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income security assets at the indicated date, and should not be relied on as indicative of future results. Certain shortcomings are inherent in the method of analysis presented in the computation of the prospective fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

Market Price Fluctuations

The company’s investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Aggregate exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level.

At December 31, 2009, the company had aggregate equity and equity-related holdings of $6,156.5 (common stock of $5,088.9, investments, at equity of $646.2 plus equity-related derivatives of $421.4) compared to aggregate equity and equity-related holdings at December 31, 2008 of $4,816.5 (common stocks of $4,241.2 plus investments, at equity of $575.3). As a result of the significant increase in the company’s equity and equity-related holdings, the company’s exposure to equity price risk at December 31, 2009 had increased compared to December 31, 2008. The company’s current financial risk management framework is able to manage the additional risk exposures.

During much of 2008 and immediately preceding years, the company had been concerned with the valuation level of worldwide equity markets, uncertainty resulting from credit issues in the United States and global economic conditions. As protection against a decline in equity markets, the company had held short positions effected by way of equity index-based exchange-traded securities (including SPDRs), U.S. listed common stocks, equity total return swaps and equity index total return swaps, referred to in the aggregate as the company’s equity hedges. The company had purchased short term S&P 500 index call options to limit the potential loss on the U.S. equity index

FAIRFAX FINANCIAL HOLDINGS LIMITED

total return swaps and the SPDRs short positions and to provide general protection against the short position in common stocks. In November 2008, following significant declines in global equity markets, the company revised the financial objectives of its economic hedging program on the basis of its assessment that the formerly elevated risks in the global equity markets had moderated and subsequently closed substantially all of its equity hedge positions. During the remainder of the fourth quarter of 2008, the company significantly increased its investments in equities as a result of the opportunities presented by significant declines in equity valuations. During the third quarter of 2009, as a result of the rapid increase in the valuation level of equity markets, the company determined to protect a portion of its equity and equity-related holdings against a potential decline in equity markets by way of short positions effected through equity index total return swaps. At the inception of the short positions, the resulting equity hedge ($1.5 billion notional amount at an average S&P 500 index value of 1,062.52) represented approximately one-quarter of the company’s equity and equity-related holdings ($6,517.9). At December 31, 2009, as a result of decreased equity and equity-related holdings of $6,156.5 and increased short positions, the equity hedges had increased to approximately 30%. The company believes that the equity hedges will be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate, however, due to a lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to estimate the reasonably likely future impact of the company’s economic hedging programs related to equity risk.

The following table summarizes the effect of equity risk hedging instruments and related hedged items on the company’s historical financial position and results of operations as of and for the years ended December 31, 2009 and 2008:

	December 31, 2009		For the Year Ended December 31, 2009
			Other
			comprehensive
	Exposure/	Carrying	income	Net earnings	Net equity
	notional value	value	(pre-tax)	(pre-tax)	(pre-tax)

Equity exposures:
Common stocks	5,088.9	5,088.9	1,207.5	(91.5)	1,116.0
Investments, at equity	646.2	475.4	3.3	23.3	26.6
Derivatives and other invested assets:
Equity total return swaps – long positions	214.6	1.0	–	84.4	84.4
Equity and equity index call options	79.3	46.0	–	8.6	8.6
Equity warrants	127.5	71.6	–	230.9	230.9

Total equity and equity related holdings	6,156.5	5,682.9	1,210.8	255.7	1,466.5

Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(232.2)	1.2	–	(26.8)	(26.8)
Equity index total return swaps – short positions	(1,582.7)	(9.2)	–	(72.8)	(72.8)

	(1,814.9)	(8.0)	–	(99.6)	(99.6)

Net exposure and financial effects	4,341.6	5,674.9	1,210.8	156.1	1,366.9

	December 31, 2008		For the Year Ended December 31, 2008
			Other
			comprehensive
	Exposure/	Carrying	income	Net earnings	Net equity
	notional value	value	(pre-tax)	(pre-tax)	(pre-tax)

Equity exposures:
Common stocks	4,241.2	4,241.2	(484.8)	(970.3)	(1,455.1)
Investments, at equity	575.3	219.3	–	(49.4)	(49.4)

Total equity and equity related holdings	4,816.5	4,460.5	(484.8)	(1,019.7)	(1,504.5)

Hedging instruments:
Derivatives and other invested assets:
Equity index total return swaps – short positions	–	–	–	1,349.4	1,349.4
Equity total return swaps – short positions	(1.3)	–	–	731.6	731.6
S&P 500 index call options	(518.4)	–	–	(2.3)	(2.3)

	(519.7)	–	–	2,078.7	2,078.7

Net exposure and financial effects	4,296.8	4,460.5	(484.8)	1,059.0	574.2

In the normal course of effecting its economic hedging strategy with respect to equity risk, the company expects that there may be periods where the notional value of the hedging instruments may exceed or be deficient relative to the company’s exposure to the items being hedged. This situation may arise when management compensates for imperfect correlations between the hedging item and the hedged item or due to the timing of opportunities related to the company’s ability to exit and enter hedges at attractive prices.

The table that follows summarizes the potential impact of a 10% change in the company’s year-end holdings of equity and equity-related investments (including equity hedges where appropriate) on the company’s other comprehensive income and net earnings for the years ended December 31, 2009 and 2008. Based on an analysis of the 15-year return on various equity indices and the company’s knowledge of global equity markets, a 10% variation is considered reasonably possible. Certain shortcomings are inherent in the method of analysis presented, as the analysis is based on the assumptions that the equity and equity-related holdings had increased/decreased by 10% with all other variables held constant and that all the company’s equity and equity-related holdings move according to a one-to-one correlation with global equity markets.

	2009		2008
	Effect on other	Effect on	Effect on other	Effect on
	comprehensive income	net earnings	comprehensive income	net earnings

Change in global equity markets
10% increase	333.1	(89.5)	242.5	4.5
10% decrease	(333.1)	93.5	(242.5)	(4.5)

Generally, a 10% decline in global equity markets would decrease the value of the company’s equity and equity-related holdings resulting in decreases, in the company’s other comprehensive income as the majority of the company’s equity investment holdings are classified as available for sale. Conversely, a 10% increase in global equity markets would generally increase the value of the company’s equity investment holdings resulting in increases in the company’s other comprehensive income. For the year ended December 31, 2009, approximately 30% of the effect of changes in global equity markets on other comprehensive income would have been offset by the effect on net earnings resulting from the company’s equity hedges effected through short positions in equity index total return swaps and equity total return swaps.

At December 31, 2009, the company’s common stock holdings in the ten issuers to which the company had the greatest exposure was $3,371.1, which represented 15.8% of the total investment portfolio. The exposure to the largest single issuer of common stock holdings held at December 31, 2009 was $540.0, which represented 2.5% of the total investment portfolio.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset will fluctuate because of changes in exchange rates and could produce an adverse effect on earnings and equity when measured in a company’s functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, and also through its net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the pound sterling and the Canadian dollar are used to manage foreign currency exposure on foreign currency denominated transactions. Foreign currency denominated liabilities are generally used to manage the company’s foreign currency exposures to net investments in self-sustaining foreign operations having a functional currency other than the U.S. dollar. The company’s exposure to foreign currency risk was not materially different at December 31, 2009 compared to December 31, 2008, with the exception of the financial reporting hedge implemented for a portion of the company’s net investment in Northbridge as described below.

The company’s foreign currency risk management objective is to mitigate the net earnings impact of foreign currency rate fluctuations. The company has a process to accumulate, on a consolidated basis, all significant asset and liability exposures relating to foreign currencies. These exposures are matched and any net unmatched positions, whether long or short, are identified. The company may then take action to cure an unmatched position through the acquisition of a derivative contract or the purchase or sale of investment assets denominated in the exposed currency. Rarely does the company maintain an unmatched position for extended periods of time.

A portion of the company’s premiums are written in foreign currencies and a portion of the company’s loss reserves are denominated in foreign currencies. Moreover, a portion of the company’s cash and investments are held in currencies other than the U.S. dollar. In general, the company manages foreign currency risk on liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate. The company also monitors the exposure of invested assets to foreign currency risk and limits these amounts as deemed necessary. The company may nevertheless, from time to time, experience gains or losses resulting from fluctuations in the values of these foreign currencies, which may favourably or adversely affect operating results.

In subsidiaries where the U.S. dollar is the functional currency, and to the extent that subsidiary transacts business in currencies other than the U.S. dollar, monetary assets and liabilities of that subsidiary, such as the provision for claims and investments designated or classified as held for trading that are denominated in currencies other than the U.S. dollar, are revalued at the balance sheet date spot foreign exchange rate, with any resulting unrealized gains and losses recorded in the consolidated statement of earnings. Non-U.S. dollar denominated investments classified as available for sale are revalued in the same manner, but resulting unrealized gains and losses are recorded in other comprehensive income until realized, at which time the cumulative foreign exchange gain or loss is reclassified to net gains on investments in the consolidated statement of earnings.

In subsidiaries where the functional currency is other than the U.S. dollar and where that subsidiary is considered to be self-sustaining, unrealized foreign exchange gains and losses on monetary assets and liabilities will be recognized in the same manner as described in the preceding paragraph when those monetary assets and liabilities are denominated in a currency other than that subsidiary’s functional currency. The overall foreign currency exposure embedded in a self-sustaining subsidiary arising on the translation from its functional currency to U.S. dollars is deferred in the currency translation account in accumulated other comprehensive income, a separate component of shareholders’ equity, until such time as that subsidiary is wound up or sold to an unrelated third party.

At December 31, 2009, a reasonably possible 5% appreciation of the U.S. dollar relative to the primary currencies other than the U.S. dollar in which the company’s operations are conducted (primarily the Canadian dollar, sterling and the euro) would have increased the company’s pre-tax earnings by approximately $9.5 (2008 – decreased pre-tax earnings by approximately $1.6), principally as a result of the effect of that appreciation on the non-U.S. dollar earnings of Fairfax’s operating companies, but also by the additional effects of that appreciation on operating companies whose functional currency is other than the U.S. dollar (for example, the Northbridge companies with U.S. dollar-denominated claims reserves, whose functional currency is Canadian dollars). In addition, at December 31, 2009, a reasonably possible 5% appreciation of the U.S. dollar as described above would have decreased pre-tax other comprehensive income by approximately $41.6 (2008 – increased pre-tax other comprehensive loss by approximately $67.6), partly because of the consequential revaluation of investments classified as available for sale, but principally as a result of the change in other comprehensive income through the translation into U.S. dollars of the company’s net investment in its self-sustaining operating companies whose functional currency is other than the U.S. dollar (for example, Northbridge and CRC (Bermuda), both of whose functional currency is the Canadian dollar).

At December 31, 2009, a reasonably possible 5% depreciation of the U.S. dollar as described above would have, for the reasons set out above, decreased the company’s pre-tax earnings by approximately $9.5 (2008 – increased pre-tax earnings by approximately $1.6) and increased pre-tax other comprehensive income by approximately $41.6 (2008 – decreased pre-tax other comprehensive loss by approximately $67.6).

At December 31, 2009, a reasonably possible 5% appreciation of the U.S. dollar as described above would have increased the company’s net earnings by approximately $6.9 (a reasonably possible 5% depreciation of the U.S. dollar would have decreased net earnings by approximately $6.9) and decreased other comprehensive income by approximately $59.1 (a reasonably possible 5% depreciation of the U.S. dollar would have increased other comprehensive income by approximately $59.1) for the reasons set out above.

In the preceding scenarios, certain shortcomings are inherent in the method of analysis presented, as the analysis is based on the assumption that the 5% appreciation or depreciation of the U.S. dollar occurred with all other variables held constant.

In 2009, Northbridge, which conducts business primarily in Canada, became a wholly owned subsidiary of Fairfax pursuant to the privatization transactions described in note 18. As a self-sustaining operation with a Canadian dollar functional currency, the net assets of Northbridge represent a significant foreign currency exposure to Fairfax. In keeping with the company’s foreign currency risk management objective of mitigating the impact of foreign currency rate fluctuations on its financial position, upon the completion of its issuance in August 2009 of Cdn$400.0 principal amount of Canadian dollar denominated senior notes due August 19, 2019, the company designated the carrying value of these notes as a hedge of a portion of its net investment in Northbridge for financial reporting purposes. For the year ended December 31, 2009, the company recognized $18.3 of foreign currency movement on the senior notes in changes in gains and losses on hedges of net investment in foreign subsidiary in the consolidated statement of comprehensive income. The financial impact of the foreign currency movements deferred in the currency translation account in accumulated other comprehensive income will remain deferred until such time that the net investment in Northbridge is reduced.

The company has also issued Cdn$450.0 par value of cumulative five-year rate reset preferred shares (Cdn$250.0 par value of Series C preferred shares issued in 2009, and Cdn$200.0 par value of Series E preferred shares issued subsequent to 2009 year-end in January 2010). Although not eligible to be designated as a hedge for financial reporting purposes, the company considers this Cdn$450.0 as an additional economic hedge of its net investment in Northbridge.

Capital Management

The company’s capital management framework is designed to first protect its policyholders, then to protect its bondholders and finally to optimize returns to shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at December 31, 2009, comprising shareholders’ equity and non-controlling interests, was $7,736.6, compared to $6,351.6 at December 31, 2008. The company manages its capital based on the following financial measurements and ratios:

	December 31,
	2009		2008
Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	1,242.7		1,555.0

Holding company debt	1,236.9		869.6
Subsidiary debt	903.4		910.2
Other long term obligations – holding company	173.5		187.7

Total debt	2,313.8		1,967.5

Net debt	1,071.1		412.5

Common shareholders’ equity	7,391.8		4,866.3
Preferred equity	227.2		102.5
Non-controlling interests	117.6		1,382.8

Total equity and non-controlling interests	7,736.6		6,351.6

Net debt/total equity and non-controlling interests	13.8%		6.5%
Net debt/net total capital(1)	12.2%		6.1%
Total debt/total capital(2)	23.0%		23.7%
Interest coverage(3)	8.2	x	16.4x

(1)	Net total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and net debt.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)	Total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) from operations before income taxes and interest expense divided by interest expense.

In the U.S., the National Association of Insurance Commissioners (NAIC) has developed a model law and risk-based capital (RBC) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance, investment and other business activities. At December 31, 2009, the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – each subsidiary had capital and surplus in excess of 5.3 times (2008 – 4.7 times) the authorized control level, except for TIG which had 2.7 times (2008 – 2.4 times).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (MCT) formula. At December 31, 2009, Northbridge’s subsidiaries had a weighted average MCT ratio of 240% of the minimum statutory capital required, compared to 224% at December 31, 2008, well in excess of the 150% minimum supervisory target.

In countries other than the U.S. and Canada where the company operates (the United Kingdom, France, Mexico, Singapore, Hong Kong, Ireland, Poland and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2009.

20.	Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations, and was until December 31, 2007 engaged in insurance claims management. The company identifies its operating segments by operating company consistent with its management structure. The company has aggregated certain of these operating segments into reporting segments as subsequently described. The accounting policies of the reporting segments are the same as those described in note 2. Transfer prices for inter-segment transactions are set at arm’s length. Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.

Insurance

Northbridge – Northbridge is a national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Commonwealth, Federated, Lombard and Markel subsidiaries, primarily in the Canadian market and in selected United States and international markets.

Crum & Forster – Crum & Forster is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiary, Seneca Insurance, provides property and casualty insurance to small businesses and certain specialty coverages.

Fairfax Asia – Included in the Fairfax Asia reporting segment are the company’s operations that underwrite insurance and reinsurance coverages in Singapore (First Capital) and Hong Kong (Falcon). Fairfax Asia includes the company’s 26% equity accounted interest in Mumbai-based ICICI Lombard and its 40.5% equity accounted interest in Thailand (Falcon Thailand).

Reinsurance

OdysseyRe – OdysseyRe underwrites reinsurance, providing a full range of property and casualty products on a worldwide basis, and underwrites specialty insurance, primarily in the United States and in the United Kingdom directly and through the Lloyd’s of London marketplace.

Other – This reporting segment is comprised of Group Re, Advent and Polish Re. Group Re participates in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms as third party reinsurers through CRC (Bermuda) (Canadian business) and Wentworth (international business). Group Re also writes third party business. Advent is included in the

Reinsurance – Other reporting segment effective from its acquisition by the company on September 11, 2008 and is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd’s, focused on specialty property reinsurance and insurance risks. Polish Re is included in the Reinsurance – Other reporting segment effective from its date of acquisition on January 7, 2009 and is a Polish reinsurance company.

Runoff

The runoff reporting segment comprises nSpire Re (which fully reinsures the U.K. and international runoff operations, conducted primarily through RiverStone (UK)) and the U.S. runoff company formed on the merger of TIG and IIC combined with Old Lyme and Fairmont. The U.K. and international runoff operations have reinsured their reinsurance portfolios to nSpire Re to provide consolidated investment and liquidity management services, with the RiverStone Group retaining full responsibility for all other aspects of the business. The runoff reporting segment also reflects the runoff of nSpire Re’s Group Re participation.

Effective January 1, 2008 nSpire Re (U.S. business) assets of approximately $142.6 were reclassified to the Runoff reporting segment from Reinsurance – Other. Prior periods have not been restated to reflect this transfer.

Other

For the year ended December 31, 2009 and 2008, the Other reporting segment includes Ridley since its acquisition on November 4, 2008. Ridley is engaged in the animal nutrition business and operates in the U.S. and Canada. For the year ended December 31, 2007, the Other reporting segment comprised CLGI and its operating companies, which is engaged in the claims adjusting, appraisal and loss management business. Following the sale at the end of 2007 of a majority of the company’s interest in CLGI’s operating companies to CLGL pursuant to the transaction described in note 18, the company commenced reporting its investment in 44.6% of CLGL on the equity method of accounting in the Corporate and other reporting segment.

Corporate and Other

Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies, Hamblin Watsa, an investment management company and MFXchange, a technology company.

Reporting Segment

An analysis of net earnings by reporting segment for the years ended December 31 is presented below:

2009

	Insurance			Reinsurance						Eliminations
		Crum &	Fairfax			Ongoing			Corporate	and
	Northbridge	Forster	Asia	OdysseyRe	Other	Operations	Runoff	Other	and other	Adjustments	Consolidated

Net premiums earned	969.2	781.3	116.0	1,927.4	628.1	4,422.0	–	–	–	–	4,422.0
Underwriting expenses	(1,026.3)	(813.3)	(95.8)	(1,863.1)	(616.2)	(4,414.7)	–	–	–	–	(4,414.7)

Underwriting profit (loss)	(57.1)	(32.0)	20.2	64.3	11.9	7.3	–	–	–	–	7.3

Interest income	96.8	90.6	10.2	258.9	38.9	495.4	55.0	–	14.9	–	565.3
Dividends	24.9	34.4	5.6	52.0	2.5	119.4	11.4	–	6.7	–	137.5
Earnings (losses) on investments, at equity	0.1	4.7	(4.6)	6.5	0.4	7.1	–	–	16.2	–	23.3
Investment expenses	(8.8)	(15.8)	(2.2)	(33.8)	(4.3)	(64.9)	(12.0)	–	(1.4)	64.9	(13.4)

Interest and dividends	113.0	113.9	9.0	283.6	37.5	557.0	54.4	–	36.4	64.9	712.7

Other
Revenue	–	–	–	–	–	–	–	556.4	64.9	(64.9)	556.4
Expenses	–	–	–	–	–	–	(152.4)	(544.0)	–	–	(696.4)

	–	–	–	–	–	–	(152.4)	12.4	64.9	(64.9)	(140.0)

Operating income (loss) before:	55.9	81.9	29.2	347.9	49.4	564.3	(98.0)	12.4	101.3	–	580.0
Net gains (losses) on investments	94.4	229.1	17.8	353.6	(25.8)	669.1	129.2	–	147.3	(1.1)	944.5
Interest expense	–	(27.8)	–	(31.0)	(5.1)	(63.9)	–	(1.0)	(101.4)	–	(166.3)
Corporate overhead and other	(19.8)	(3.3)	(2.3)	(25.8)	(13.1)	(64.3)	–	–	(88.3)	–	(152.6)

Pre-tax income (loss)	130.5	279.9	44.7	644.7	5.4	1,105.2	31.2	11.4	58.9	(1.1)	1,205.6
Income taxes											(214.9)
Non-controlling interests											(133.9)

Net earnings											856.8

FAIRFAX FINANCIAL HOLDINGS LIMITED

2008

	Insurance			Reinsurance						Eliminations
		Crum &	Fairfax			Ongoing			Corporate	and
	Northbridge	Forster	Asia	OdysseyRe	Other	operations	Runoff	Other	and other	adjustments	Consolidated

Net premiums earned	1,076.1	1,005.0	84.6	2,076.4	269.6	4,511.7	–	–	–	–	4,511.7
Underwriting expenses	(1,114.0)	(1,182.2)	(77.7)	(2,104.1)	(314.6)	(4,792.6)	–	–	–	–	(4,792.6)

Underwriting profit (loss)	(37.9)	(177.2)	6.9	(27.7)	(45.0)	(280.9)	–	–	–	–	(280.9)

Interest income	94.4	107.4	5.6	256.2	30.1	493.7	71.2	–	42.1	–	607.0
Dividends	23.0	23.8	2.1	31.1	1.1	81.1	10.0	–	(15.1)	–	76.0
Earnings (losses) on investments, at equity	0.6	(32.2)	(4.9)	(13.2)	1.4	(48.3)	(4.2)	–	3.1	–	(49.4)
Investment expenses	(10.1)	(12.8)	(1.2)	(23.8)	(2.5)	(50.4)	(8.8)	–	(1.3)	53.3	(7.2)

Interest and dividends	107.9	86.2	1.6	250.3	30.1	476.1	68.2	–	28.8	53.3	626.4

Other
Revenue	–	–	–	–	–	–	17.4	99.4	53.3	(53.3)	116.8
Expenses	–	–	–	–	–	–	(192.8)	(98.0)	–	–	(290.8)

	–	–	–	–	–	–	(175.4)	1.4	53.3	(53.3)	(174.0)

Operating income (loss) before:	70.0	(91.0)	8.5	222.6	(14.9)	195.2	(107.2)	1.4	82.1	–	171.5
Net gains (losses) on investments	25.7	605.7	3.0	740.1	28.1	1,402.6	499.8	–	689.1	(20.8)	2,570.7
Interest expense	–	(28.3)	–	(34.2)	(2.6)	(65.1)	–	(0.4)	(93.1)	–	(158.6)
Corporate overhead and other	(14.5)	(8.8)	(5.5)	(13.9)	(1.9)	(44.6)	–	–	(94.7)	–	(139.3)

Pre-tax income (loss)	81.2	477.6	6.0	914.6	8.7	1,488.1	392.6	1.0	583.4	(20.8)	2,444.3
Income taxes											(755.6)
Non-controlling interests											(214.9)

Net earnings											1,473.8

2007

	Insurance			Reinsurance						Eliminations
		Crum &	Fairfax			Ongoing			Corporate	and
	Northbridge	Forster	Asia	OdysseyRe	Other	operations	Runoff	Other	and other	adjustments	Consolidated

Net premiums earned	1,017.1	1,187.4	68.7	2,120.5	258.4	4,652.1	–	–	–	–	4,652.1
Underwriting expenses	(981.1)	(1,110.4)	(48.4)	(2,025.8)	(247.5)	(4,413.2)	–	–	–	–	(4,413.2)

Underwriting profit	36.0	77.0	20.3	94.7	10.9	238.9	–	–	–	–	238.9

Interest income	105.1	116.8	9.7	298.4	32.8	562.8	89.8	–	27.4	–	680.0
Dividends	19.1	20.9	1.2	21.6	0.5	63.3	11.3	–	7.1	–	81.7
Earnings (losses) on investments, at equity	3.9	3.7	7.3	10.5	(3.4)	22.0	(1.1)	–	(13.2)	–	7.7
Investment expenses	(8.9)	(8.0)	(0.8)	(21.2)	(4.8)	(43.7)	(8.4)	–	(2.0)	45.7	(8.4)

Interest and dividends	119.2	133.4	17.4	309.3	25.1	604.4	91.6	–	19.3	45.7	761.0

Other
Revenue	–	–	–	–	–	–	(3.3)	434.5	45.7	(45.7)	431.2
Expenses	–	–	–	–	–	–	(177.5)	(401.5)	–	–	(579.0)

	–	–	–	–	–	–	(180.8)	33.0	45.7	(45.7)	(147.8)

Operating income (loss) before:	155.2	210.4	37.7	404.0	36.0	843.3	(89.2)	33.0	65.0	–	852.1
Net gains (losses) on investments	230.2	250.3	–	553.4	8.9	1,042.8	276.8	(7.6)	371.2	(17.3)	1,665.9
Interest expense	–	(51.0)	–	(37.7)	–	(88.7)	–	(15.7)	(105.1)	–	(209.5)
Corporate overhead and other	(12.4)	(9.6)	(3.5)	(12.6)	–	(38.1)	–	–	(110.0)	–	(148.1)

Pre-tax income (loss)	373.0	400.1	34.2	907.1	44.9	1,759.3	187.6	9.7	221.1	(17.3)	2,160.4
Income taxes											(711.1)
Non-controlling interests											(353.5)

Net earnings											1,095.8

A reconciliation of total revenue of the reporting segments to the company’s consolidated revenue for the years ended December 31 is presented below:

	2009	2008	2007
Revenues for reporting segments
Net premiums earned	4,422.0	4,511.7	4,652.1
Interest and dividends	712.7	626.4	761.0
Other revenue per reportable segment	556.4	116.8	431.2
Net gains on investments	944.5	2,570.7	1,665.9

Total consolidated revenues	6,635.6	7,825.6	7,510.2

Reporting Segment

An analysis of significant non-cash items by reporting segment for the years ended December 31 is shown below:

					Depreciation of
					premises &
		Earnings (losses)			equipment &			Impairment of
		from investments,			amortization of			available for sale
		at equity			intangible assets			securities
		2009	2008	2007	2009	2008	2007	2009	2008	2007

Insurance	– Canada (Northbridge)	0.1	0.6	3.9	8.8	3.5	6.8	54.1	279.0	19.5
	– U.S. (Crum & Forster)	4.7	(32.2)	3.7	4.3	3.8	1.3	106.1	198.0	26.5
	– Asia (Fairfax Asia)	(4.6)	(4.9)	7.3	0.5	0.7	0.5	1.1	1.9	–
Reinsurance	– OdysseyRe	6.5	(13.2)	10.5	4.6	6.6	9.5	119.1	370.1	59.7
	– Other	0.4	1.4	(3.4)	0.1	–	–	19.0	8.9	–

Ongoing operations		7.1	(48.3)	22.0	18.3	14.6	18.1	299.4	857.9	105.7
Runoff		–	(4.2)	(1.1)	1.2	1.7	2.1	29.8	76.5	3.3
Other		–	–	–	8.5	0.7	4.3	–	–	–
Corporate and other		16.2	3.1	(13.2)	7.8	5.4	2.5	10.8	77.4	–

Consolidated		23.3	(49.4)	7.7	35.8	22.4	27.0	340.0	1,011.8	109.0

During 2009, TIG commuted several reinsurance contracts and recorded a non-cash pre-tax charge of $3.6. Crum & Forster commuted an aggregate stop loss contract in 2008 and recorded a non-cash pre-tax charge of $84.2.

An analysis of additions to goodwill, segment assets and investments, at equity by reporting segment for the years ended December 31 is shown below:

		Additions				Investments,
		to goodwill		Segment assets		at equity
		2009	2008	2009	2008	2009	2008

Insurance	– Canada (Northbridge)	80.6	–	5,235.2	4,383.2	5.8	2.5
	– U.S. (Crum & Forster)	–	–	5,039.7	5,363.9	53.4	17.4
	– Asia (Fairfax Asia)	–	–	807.6	641.8	93.5	75.4
Reinsurance	– OdysseyRe	72.9	3.8	10,831.2	9,961.1	115.8	36.7
	– Other	13.8	–	2,004.0	1,538.4	5.2	–

Ongoing operations		167.3	3.8	23,917.7	21,888.4	273.7	132.0
Runoff		–	–	4,913.7	5,483.6	39.4	–
Other		–	16.7	205.1	227.8	–	–
Corporate and other and eliminations and adjustments		–	–	(633.7)	(294.4)	162.3	87.3

Consolidated		167.3	20.5	28,402.8	27,305.4	475.4	219.3

Product Line

An analysis of revenue by product line for years ended December 31 is presented below:

		Property			Casualty			Automobile			General liability
		2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007

Net premiums earned
Insurance	– Canada (Northbridge)	249.6	256.1	227.6	–	–	–	439.6	498.3	477.6	197.0	234.6	238.7
	– U.S. (Crum & Forster)	115.9	242.8	342.9	130.2	117.7	103.9	126.3	187.2	210.7	184.8	196.5	227.8
	– Asia (Fairfax Asia)	9.5	10.7	10.7	11.3	11.0	9.0	26.7	9.4	6.4	11.8	6.4	5.9
Reinsurance	– OdysseyRe	375.4	368.1	359.9	–	0.4	(0.1)	182.5	186.0	211.3	413.3	583.0	591.0
	– Other	133.3	35.8	26.5	3.7	0.8	–	130.3	73.8	81.3	70.9	78.9	103.9

Ongoing operations		883.7	913.5	967.6	145.2	129.9	112.8	905.4	954.7	987.3	877.8	1,099.4	1,167.3
Runoff		(0.1)	(0.8)	(0.2)	(0.4)	(0.5)	0.3	(1.2)	0.2	0.5	0.1	4.8	(0.1)

Total net premiums earned		883.6	912.7	967.4	144.8	129.4	113.1	904.2	954.9	987.8	877.9	1,104.2	1,167.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

		Workers’			Marine and			Insurance			Reinsurance
		compensation			aerospace			Other			non-proportional			Total
		2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007

Net premiums earned
Insurance	– Canada (Northbridge)	–	–	–	74.2	77.9	64.4	8.9	9.1	8.7	(0.1)	0.1	0.1	969.2	1,076.1	1,017.1
	– U.S. (Crum & Forster)	188.3	219.8	261.0	17.2	20.0	21.7	18.6	21.0	19.4	–	–	–	781.3	1,005.0	1,187.4
	– Asia (Fairfax Asia)	12.6	18.0	18.6	37.2	23.8	13.9	6.9	5.3	4.2	–	–	–	116.0	84.6	68.7
Reinsurance	– OdysseyRe	0.5	3.7	18.1	105.6	113.9	124.7	65.8	69.8	74.2	784.3	751.5	741.4	1,927.4	2,076.4	2,120.5
	– Other	0.1	(1.7)	3.8	35.7	8.8	2.0	14.9	8.3	10.1	239.2	64.9	30.8	628.1	269.6	258.4

Ongoing operations		201.5	239.8	301.5	269.9	244.4	226.7	115.1	113.5	116.6	1,023.4	816.5	772.3	4,422.0	4,511.7	4,652.1
Runoff		1.5	12.4	(4.1)	–	0.8	–	–	0.4	0.3	0.1	0.1	–	–	17.4	(3.3)

Total net premiums earned		203.0	252.2	297.4	269.9	245.2	226.7	115.1	113.9	116.9	1,023.5	816.6	772.3	4,422.0	4,529.1	4,648.8
Interest and dividends														712.7	626.4	761.0
Net gains on investments														944.5	2,570.7	1,665.9
Other														556.4	99.4	434.5

Total consolidated revenues														6,635.6	7,825.6	7,510.2

Geographic Region

An analysis of revenue by geographic region for the years ended December 31 is shown below:

		Canada			United States			International			Total
		2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007

Net premiums earned
Insurance	– Canada (Northbridge)	910.9	1,024.5	974.5	58.3	51.3	40.7	–	0.3	1.9	969.2	1,076.1	1,017.1
	– U.S. (Crum & Forster)	–	–	–	781.3	1,005.0	1,187.4	–	–	–	781.3	1,005.0	1,187.4
	– Asia (Fairfax Asia)	–	–	–	–	–	–	116.0	84.6	68.7	116.0	84.6	68.7
Reinsurance	– OdysseyRe	38.6	41.2	42.7	1,094.4	1,154.1	1,227.9	794.4	881.1	849.9	1,927.4	2,076.4	2,120.5
	– Other	178.7	161.5	204.1	241.8	88.3	49.3	207.6	19.8	5.0	628.1	269.6	258.4

Ongoing operations		1,128.2	1,227.2	1,221.3	2,175.8	2,298.7	2,505.3	1,118.0	985.8	925.5	4,422.0	4,511.7	4,652.1
Runoff		0.2	(0.2)	–	(0.2)	17.6	(3.3)	–	–	–	–	17.4	(3.3)

		1,128.4	1,227.0	1,221.3	2,175.6	2,316.3	2,502.0	1,118.0	985.8	925.5	4,422.0	4,529.1	4,648.8
Interest and dividends											712.7	626.4	761.0
Net gains on investments											944.5	2,570.7	1,665.9
Other											556.4	99.4	434.5

Total consolidated revenues											6,635.6	7,825.6	7,510.2

Allocation of revenue		25.5%	27.1%	26.3%	49.2%	51.1%	53.8%	25.3%	21.8%	19.9%

21.	US GAAP Reconciliation

The consolidated financial statements of the company have been prepared in accordance with Canadian GAAP which are different in some respects from those applicable in the United States, as described below.

Consolidated Statements of Net Earnings and Comprehensive Income

The following table presents the net earnings and the comprehensive income for the years ended December 31 in accordance with US GAAP:

	2009	2008	2007

Net earnings, Canadian GAAP	856.8	1,473.8	1,095.8
Non-controlling interests(a)	133.9	214.9	353.5
Recoveries on retroactive reinsurance(b)	14.9	30.8	16.0
Equity accounting(c)	3.6	(7.2)	–
Repurchase of subsidiary securities(d)	(16.9)	–	–
Northbridge step acquisitions(e)	(1.9)	–	–
OdysseyRe step acquisition(f)	17.0	–	–
Other differences(g)	–	8.8	(11.1)
Tax effects(h)	(11.0)	(9.6)	(2.5)

Net earnings, US GAAP	996.4	1,711.5	1,451.7
Net earnings attributable to non-controlling interests, US GAAP	(136.1)	(216.2)	(353.0)

Net earnings attributable to parent company, US GAAP	860.3	1,495.3	1,098.7

Earnings per share, US GAAP	$44.18	$81.57	$61.37
Earnings per diluted share, US GAAP	$43.95	$80.71	$58.54

Other comprehensive income (loss), Canadian GAAP	968.1	(468.3)	298.8
Non-controlling interests(a)	106.2	(77.1)	66.1
Equity accounting(c)	(3.7)	–	–
Northbridge step acquisitions(e)	(7.1)	–	–
OdysseyRe step acquisition(f)	(18.3)	–	–
Pension liability adjustment(i)	(8.3)	32.1	28.9
Other differences	–	–	2.4
Tax effects	(3.8)	(6.8)	(6.3)

Other comprehensive income (loss), US GAAP	1,033.1	(520.1)	389.9
Other comprehensive (income) loss attributable to non-controlling interests, US GAAP	(104.5)	77.1	(66.1)

Other comprehensive income (loss) attributable to parent company, US GAAP	928.6	(443.0)	323.8

Net earnings, US GAAP	996.4	1,711.5	1,451.7
Other comprehensive income (loss), US GAAP	1,033.1	(520.1)	389.9

Comprehensive income, US GAAP	2,029.5	1,191.4	1,841.6
Comprehensive (income) loss attributable to non-controlling interests, US GAAP	(240.6)	(139.1)	(419.1)

Comprehensive income attributable to parent company, US GAAP	1,788.9	1,052.3	1,422.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

The effect of the significant differences between consolidated net earnings under Canadian GAAP and consolidated net earnings under US GAAP are as follows:

(a)	Under Canadian GAAP, consolidated net earnings and consolidated other comprehensive income do not include the portions attributable to the non-controlling interests. Under US GAAP, consolidated net earnings and consolidated other comprehensive income include the portions attributable to both the parent and non-controlling interests. Separate disclosure of the portions attributable to the parent and to the non-controlling interests is required.

On January 1, 2009, the company adopted the Statement of Financial Accounting Standards (“SFAS”) No. 160, Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 (now known as Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) 810-10, Consolidation (“FASB ASC 810-10”)). FASB ASC 810-10 provides guidance on the treatment of a non-controlling interest after acquisition in a business combination. This new standard requires: a non-controlling interest to be presented clearly in equity, but separately from the parent’s equity; the amount of consolidated net income and other comprehensive income attributable to the parent and to a non-controlling interest to be clearly identified and included in the consolidated statements of income and consolidated statements of other comprehensive income respectively; and accounting for changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control as an equity transaction. In accordance with the transitional guidance, the company has applied FASB ASC 810-10 on a prospective basis under US GAAP, except for the adjustment on a retroactive basis of net income and comprehensive income to include the portion attributed to the non-controlling interests and the reclassification of the non-controlling interests to equity. Under Canadian GAAP, non-controlling interests are excluded from shareholders’ equity and net earnings.

(b)	Under Canadian GAAP, recoveries on certain stop loss reinsurance treaties are recorded at the same time as the claims incurred are ceded. Under US GAAP, these recoveries, which are considered to be retroactive reinsurance, are recorded up to the amount of the premium paid with the excess of the ceded liabilities over the premium paid recorded as a deferred gain. The deferred gain is amortized to income over the estimated settlement period over which the company expects to receive the recoveries and is recorded in accounts payable and accrued liabilities.

Included in recoveries on retroactive reinsurance for the year ended December 31, 2008 is pre-tax income of $8.8 related to the release of the unamortized deferred gain in connection with the commutation by Crum & Forster in the second quarter as described in note 7. The non-cash pre-tax charge under US GAAP related to this commutation was therefore $75.4.

The fourth quarter of 2008 reflects pre-tax income of $11.8 related to the release of a portion of an unamortized deferred gain caused by a decrease in the losses ceded to the underlying retroactive reinsurance contract.

(c)	Under Canadian GAAP, certain of the company’s investments in partnership trusts that do not have a quoted price in an active market are accounted for on the cost basis. Canadian GAAP requires the use of the equity method of accounting when the company is deemed to exert significant influence over the investee, whereas US GAAP requires the use of the equity method to account for such investments when the equity interest is more than minor. As a result of these differing requirements, a pre-tax income of $3.6 was recognized in 2009 (2008 – pre-tax loss of $7.2) under US GAAP for company’s investments in certain partnership trusts, whereas under Canadian GAAP, these investments were recorded at cost.

(d)	Under Canadian GAAP, the repurchase by OdysseyRe of its common shares during 2009 as described in note 18 was accounted for as a step acquisition. Under US GAAP, pursuant to the adoption by the company on January 1, 2009 of FASB ASC 810-10, changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions. Under Canadian GAAP, the excess of the fair value of net assets acquired over the cost of the acquisition is recognized in consolidated net earnings. As a result, the gain of $16.9 recognized in connection with the repurchase of common shares by OdysseyRe under Canadian GAAP was charged to cumulative reduction in retained earnings under US GAAP.

(e)	Under Canadian GAAP, the privatization of Northbridge was accounted for as two separate step acquisitions of the outstanding common shares of Northbridge. Under US GAAP, pursuant to the adoption by the company on January 1, 2009 of FASB ASC 810-10, changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions. Under Canadian GAAP, the step acquisition accounting for the privatization of Northbridge recognized fair value adjustments to the assets and liabilities acquired (note 18) which are generally released or amortized into comprehensive income in the future. These fair value adjustments to assets and liabilities are not recognized under US GAAP. Fair value adjustments of $1.9 and $7.1 which increased pre-tax net earnings and other comprehensive income under Canadian GAAP for the year ended December 31, 2009 are not recognized in comprehensive income under US GAAP.

(f)	Under Canadian GAAP, the privatization of OdysseyRe was accounted for as a step acquisition of the outstanding common shares of OdysseyRe. Under US GAAP, pursuant to the adoption by the company on January 1, 2009 of FASB ASC 810-10, changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions. Under Canadian GAAP, the step acquisition for the privatization of OdysseyRe recognized fair value adjustments to the assets and liabilities acquired (note 18) which are generally released or amortized into comprehensive income in the future. These fair value adjustments to assets and liabilities are not recognized under US GAAP. Fair value adjustments of $17.0 which decreased pre-tax net earnings and $18.3 which increased pre-tax other comprehensive income under Canadian GAAP for the year ended December 31, 2009 are not recognized in comprehensive income under US GAAP.

(g)	Included in other differences for the year ended December 31, 2008 is income of $5.2 related to the release of a reserve for an uncertain tax provision established on January 1, 2007 which was resolved at December 31, 2008.

Included in other differences for the year ended December 31, 2007 are cost base adjustments to the company’s investment in Hub related to the valuation of embedded derivatives of $12.7 which reduced the realized gain on sale from $220.5 under Canadian GAAP to $207.8 under US GAAP.

(h)	Differences between consolidated net earnings under Canadian GAAP and consolidated net earnings under US GAAP are shown net of the following provision for income taxes for the years ended December 31:

	2009	2008	2007

Recoveries on retroactive reinsurance(b)	(5.2)	(10.7)	(5.6)
Northbridge step acquisitions	0.2	–	–
OdysseyRe step acquisitions	(5.9)	–	–
Equity accounting(c)	(0.1)	1.1	–
Other differences(f)	–	–	3.1

	(11.0)	(9.6)	(2.5)

(i)	Effective December 31, 2006, US GAAP required the recognition of a net liability or asset to report the funded status of a company’s defined benefit pension and other post retirement benefit plans on its balance sheet with an offsetting adjustment to accumulated other comprehensive income in shareholders’ equity. This adjustment records the change in pension balances for the years ended December 31, 2009, 2008 and 2007.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Balance Sheets

The following table presents the consolidated balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	December 31, 2009			December 31, 2008
	Canadian			Canadian
	GAAP	Differences	US GAAP	GAAP	Differences	US GAAP

Assets
Holding company cash, short term investments and marketable securities(i)	1,251.6	(1.7)	1,249.9	1,564.2	–	1,564.2
Portfolio investments:
Common stocks(i)	4,853.1	(144.9)	4,708.2	3,816.9	(257.8)	3,559.1
Investments, at equity(i)	475.4	124.8	600.2	219.3	251.9	471.2
All other portfolio investments	14,750.1	–	14,750.1	14,378.8	–	14,378.8
Future income taxes(ii)	318.7	89.3	408.0	699.4	56.1	755.5
Goodwill and intangible assets(iii)(vi)(vii)	438.8	(265.4)	173.4	123.2	29.6	152.8
All other assets	6,315.1	–	6,315.1	6,503.6	–	6,503.6

	28,402.8	(197.9)	28,204.9	27,305.4	79.8	27,385.2

Liabilities
Accounts payable and accrued liabilities(iv)	1,202.2	130.8	1,333.0	1,326.5	152.0	1,478.5
All other liabilities	19,299.6	–	19,299.6	19,457.5	–	19,457.5

	20,501.8	130.8	20,632.6	20,784.0	152.0	20,936.0

Mandatorily redeemable shares of TRG	164.4	–	164.4	169.8	–	169.8
Non-controlling interests(v)	117.6	(117.6)	–	1,382.8	(1,382.8)	–

	282.0	(117.6)	164.4	1,552.6	(1,382.8)	169.8

Equity	7,619.0	(211.1)	7,407.9	4,968.8	1,310.6	6,279.4

	28,402.8	(197.9)	28,204.9	27,305.4	79.8	27,385.2

The difference in consolidated shareholders’ equity was as follows:

	December 31, 2009			December 31, 2008
			Non -			Non -
		Parent	controlling		Parent	controlling
	Total	company	interests	Total	company	interests

Shareholders’ equity based on Canadian GAAP	7,619.0	7,619.0	–	4,968.8	4,968.8	–
Non-controlling interests(v)	117.6	–	117.6	1,382.8	–	1,382.8
Accumulated other comprehensive loss	(60.6)	(58.9)	(1.7)	(19.4)	(19.4)	–
Cumulative reduction in retained earnings under US GAAP	(268.1)	(268.1)	–	(52.8)	(50.6)	(2.2)

Equity based on US GAAP	7,407.9	7,292.0	115.9	6,279.4	4,898.8	1,380.6

The difference in consolidated accumulated other comprehensive income (loss) was as follows:

	December 31, 2009			December 31, 2008
			Non -			Non -
		Parent	controlling		Parent	controlling
	Total	company	interests	Total	company	interests

Pension liability adjustment	(37.6)	(35.1)	(2.5)	(29.3)	(29.3)	–
Northbridge step acquisitions(iii)	(7.1)	(7.1)	–	–	–	–
OdysseyRe step acquisition(vi)	(18.3)	(18.3)	–	–	–	–
Equity accounting	(3.7)	(3.7)	–	–	–	–
Related deferred income taxes	6.1	5.3	0.8	9.9	9.9	–

	(60.6)	(58.9)	(1.7)	(19.4)	(19.4)	–

Amounts recognized in accumulated other comprehensive income (loss) relating to defined benefit pension and other post retirement benefit plans consisted of:

	December 31, 2009			December 31, 2008
			Non -			Non -
		Parent	controlling		Parent	controlling
	Total	company	interests	Total	company	interests

Net actuarial loss	(44.7)	(41.6)	(3.1)	(34.3)	(34.3)	–
Prior service costs	3.5	2.9	0.6	3.7	3.7	–
Transitional amounts	3.6	3.6	–	1.3	1.3	–

Total	(37.6)	(35.1)	(2.5)	(29.3)	(29.3)	–

The cumulative reduction in retained earnings under US GAAP was as follows:

	December 31, 2009			December 31, 2008
			Non -			Non -
		Parent	controlling		Parent	controlling
	Total	company	interests	Total	company	interests

Northbridge step acquisitions(iii)	(150.4)	(150.4)	–	–	–	–
OdysseyRe step acquisition(vi)	(78.1)	(78.1)	–	–	–	–
Recoveries on retroactive reinsurance	(69.2)	(69.2)	–	(78.9)	(78.9)	–
Equity accounting	(2.6)	(2.6)	–	(6.1)	(3.9)	(2.2)
Purchase price allocation on the acquisition of TIG Re (now part of OdysseyRe) in 1999(vii)	32.2	32.2	–	32.2	32.2	–

	(268.1)	(268.1)	–	(52.8)	(50.6)	(2.2)

(i)	Under Canadian GAAP, the company’s investment of $54.5 (2008 – $177.1) in partnership trusts that do not have a quoted price in an active market are accounted for on the cost basis, whereas US GAAP requires use of the equity method to account for such investments.

Under Canadian GAAP, the company’s investment of $92.1 (2008 – $80.7) in limited partnerships whose fair value can be reliably measured are recorded in the consolidated balance sheet as common stocks designated as held for trading, whereas US GAAP requires use of the equity method to account for such investments.

(ii)	The difference is comprised principally of deferred tax adjustments related to: the unamortized deferred gain on retroactive reinsurance contracts of $37.2 (2008 – $42.4); the Northbridge step acquisitions of $29.3 (2008 – nil) ; the OdysseyRe step acquisitions of $13.3 (2008 – nil); and the pension liability adjustment of $5.9 (2008 – $9.9).

(iii)	Under Canadian GAAP, the privatization of Northbridge was accounted for as two separate step acquisitions of the outstanding common shares of Northbridge. Under US GAAP, pursuant to the adoption by the company on January 1, 2009 of FASB ASC 810-10, changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions. Under Canadian GAAP, the step acquisition accounting for the privatization of Northbridge recognized fair value adjustments to the assets and liabilities acquired and goodwill (note 18). These fair value adjustments to assets and liabilities

FAIRFAX FINANCIAL HOLDINGS LIMITED

and goodwill are not recognized under US GAAP. As a result, an amount of $147.9 was charged to the cumulative reduction in retained earnings under US GAAP representing the excess of the cost of the acquisition of $546.4 over the carrying value of the non-controlling interest of $398.5.

(iv)	The difference is comprised of the unamortized deferred gain on retroactive reinsurance contracts of $106.4 (2008 – $121.3) and the pension liability adjustment of $24.4 (2008 – $30.7).

(v)	Under Canadian GAAP, non-controlling interests are presented between liabilities and shareholders’ equity on the consolidated balance sheet. Under US GAAP, pursuant to the adoption by the company on January 1, 2009 of FASB ASC 810-10, non-controlling interests are presented within equity, but separately from the parent’s equity.

(vi)	Under Canadian GAAP, the privatization of OdysseyRe was accounted for as a step acquisition of the outstanding common shares of OdysseyRe. Under US GAAP, pursuant to the adoption by the company on January 1, 2009 of FASB ASC 810-10, changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions. Under Canadian GAAP, the step acquisition accounting for the privatization of OdysseyRe recognized fair value adjustments to the assets and liabilities acquired and goodwill (note 18). These fair value adjustments to assets and liabilities and goodwill are not recognized under US GAAP. As a result, an amount of $89.2 was charged to the cumulative reduction in retained earnings under US GAAP representing the excess of the cost of the acquisition of $1,017.0 and liabilities assumed related to the amendment of OdysseyRe’s employee compensation plans of $22.4 over the carrying value of the non-controlling interest of $950.2.

(vii)	Under Canadian GAAP, foreign exchange losses realized on foreign exchange contracts that hedged the acquisition funding for TIG Re in 1999 (now part of OdysseyRe) were included in the purchase price equation and recorded as goodwill. Under U.S. GAAP these foreign exchange contracts were not considered a hedge and as a result, the goodwill recognized under Canadian GAAP has been reclassified as a cumulative reduction in retained earnings under US GAAP.

Statements of Cash Flows

The following table presents the statements of cash flows in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	Year Ended December 31, 2009
	Canadian
	GAAP	Differences	US GAAP

Operating activities
Cash provided by (used in) operating activities	(719.2)	–	(719.2)

Investing activities
Purchases of subsidiaries, net of cash acquired(i)	(1,643.6)	1,618.5	(25.1)
All other investing activities	909.2	–	909.2

Cash provided by (used in) investing activities	(734.4)	1,618.5	884.1

Financing activities
Purchases of subsidiaries, net of cash acquired(i)	–	(1,618.5)	(1,618.5)
All other financing activities	993.0	–	993.0

Cash provided by (used in) financing activities	993.0	(1,618.5)	(625.5)

Foreign currency translation	91.8	–	91.8

Increase (decrease) in cash and equivalents	(368.8)	–	(368.8)
Cash and cash equivalents – beginning of period	2,525.7	–	2,525.7

Cash and cash equivalents – end of period	2,156.9	–	2,156.9

(i)	Under Canadian GAAP, the privatizations of Northbridge, OdysseyRe and Advent were accounted for as investing activities. Under US GAAP, pursuant to the adoption by the company on January 1, 2009 of FASB

ASC 810-10, changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions and presented in the statement of cash flows as a financing activity. There were no significant differences between the consolidated statements of cash flows prepared under Canadian GAAP compared to US GAAP for the years ended December 31, 2008 and 2007.

Other accounting pronouncements adopted in 2009

On December 16, 2009, the company adopted FASB Staff Positions (“FSP”) FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (now known as FASB ASC 715-20, Retirement Benefits – Defined Benefit Plans (“FASB ASC 715-20”)). FASB ASC 715-20 requires enhanced disclosures regarding the major categories of plan assets, concentrations of risk, inputs and valuation techniques used to measure the fair value of plan assets and the effect of using unobservable inputs (Level 3 classification under FASB ASC 820-10). The adoption of FASB ASC 715-20 did not have any significant impact on the company’s consolidated financial position and results of operations under US GAAP. Additional disclosures about defined benefit pension plan assets are included in note 15.

On October 1, 2009, the company adopted Accounting Standards Update No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value (“ASU 2009-05”). The amendments in ASU 2009-05 provide clarification that, in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using another valuation technique that is consistent with the principles of Topic 820. The adoption of ASU 2009-05 did not have any significant impact on the company’s consolidated financial position, results of operations and disclosures under US GAAP.

In August 2009, the company adopted Accounting Standards Update No. 2009-04, Accounting for Redeemable Equity Instruments, (“ASU 2009-04”). The amendments in ASU 2009-04 provide the Securities and Exchange Commission (“SEC”) staff’s views on the accounting for redeemable equity instruments. The adoption of ASU 2009-04 did not have any significant impact on the company’s financial position, results of operations and disclosures under US GAAP.

On July 1, 2009, the company adopted SFAS No. 168, the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162 (“SFAS 168”) (now known as FASB ASC 105-10, Generally Accepted Accounting Principles (“FASB ASC 105-10”)). The Codification is officially the single source of authoritative non-governmental US GAAP, superseding FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related accounting literature. Henceforth, only one level of authoritative GAAP exists: all other accounting literature are considered non-authoritative. The Codification reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure. Also included in the Codification is relevant SEC guidance organized using the same topical structure in separate sections within the Codification. As FASB ASC 105-10 is not intended to change or alter existing US GAAP, the adoption of FASB ASC 105-10 did not have any significant impact on the company’s consolidated financial position, results of operations and disclosures under US GAAP.

On April 1, 2009, the company adopted SFAS No. 165, Subsequent Events (now known as FASB ASC 855-10, Subsequent Events (“FASB ASC 855-10”)), which established the general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The company has evaluated subsequent events after the balance sheet date of December 31, 2009 through March 5, 2010, the date the financial statements were issued. During this period, the company identified the following subsequent events requiring recognition or disclosure in its consolidated financial statements: the completion of a public equity offering of 563,381 subordinate voting shares for net proceeds of $199.8 (note 11); the completion of a public offering of 8,000,000 Series E preferred shares for net proceeds of $183.1 (Cdn$195.3) (note 11); and the offer to acquire all of the outstanding shares of Zenith common stock other than those shares already held by Fairfax and its affiliates (note 18).

On April 1, 2009, the company adopted the following three FSPs issued on April 9, 2009, which are intended to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities:

(i)	FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other Than Temporary Impairments (now known as FASB ASC 320-10, Investments – Debt and Equity Securities (“FASB ASC 320-10”)) amends the other than temporary impairment guidance in US GAAP for debt securities to make the guidance more

FAIRFAX FINANCIAL HOLDINGS LIMITED

operational and to improve the presentation and disclosure of other than temporary impairments on debt and equity securities in the financial statements. The recognition provision within FASB ASC 320-10 applies only to debt securities that are other than temporarily impaired. If the company intends to sell or it is more likely than not that it will be required to sell a security in an unrealized loss position prior to recovery of its cost basis, the security is other than temporarily impaired and the full amount of the impairment is recognized as a loss through earnings. If the company asserts that it does not intend to sell and it is more likely than not that it will not be required to sell an other than temporarily impaired security before recovery of its cost basis, the impairment must be separated into credit and non-credit components with the credit portion of the other than temporary impairment recognized as a loss through earnings and the non-credit portion recognized in other comprehensive income.

FASB ASC 320-10 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of FASB ASC 320-10 effective April 1, 2009 did not affect the company’s consolidated financial position or results of operations under US GAAP. FASB ASC 320-10 requires that the company record, as of the beginning of the interim period of adoption, a cumulative effect adjustment to reclassify the non-credit component of a previously recognized other than temporary impairment on debt securities which are still held as investments at the date of adoption from retained earnings to accumulated other comprehensive income. The company reviewed other than temporary impairments it had previously recorded through earnings on debt securities held at April 1, 2009 and determined that all of these other than temporary impairments were related to specific credit losses, resulting in no cumulative effect adjustment to opening retained earnings or accumulated other comprehensive income as of April 1, 2009.

(ii)	FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (now known as FASB ASC 820-10, Fair Value Measurements and Disclosures (“FASB ASC 820-10”)) provides additional guidance on estimating the fair value of an asset or liability when the volume and level of activity for the asset or liability have significantly decreased and on identifying transactions that are not orderly. FASB ASC 820-10 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of FASB ASC 820-10 effective April 1, 2009 did not have any significant impact on the company’s consolidated financial position, results of operations and disclosures under US GAAP.

(iii)	FSP FAS 107-1 and Accounting Principles Board (“APB”) 28-1, Interim Disclosures about Fair Value Measurement, which amends FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, and APB Opinion No. 28, Interim Financial Reporting, (now known as FASB ASC 825-10, Financial Instruments (“FASB ASC 825-10”)) requires disclosures about the fair value of financial instruments for interim reporting periods. FASB ASC 825-10 also requires companies to disclose the methods and significant assumptions used to estimate the fair value of financial instruments in financial statements on an interim basis and to describe any changes during the period. FASB ASC 825-10 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of FASB ASC 825-10 effective April 1, 2009 did not have any significant impact on the company’s consolidated financial position, results of operations and disclosures under US GAAP. The fair value of the company’s long term debt and other long term obligations is disclosed in note 9.

On January 1, 2009, the company adopted SFAS No. 141 (revised 2007), Business Combinations (now known as FASB ASC 805-10, Business Combinations (“FASB ASC 805-10”)), which replaces SFAS No. 141, Business Combinations (“SFAS 141”). FASB ASC 805-10 retains the fundamental requirements of SFAS 141 to identify an acquirer and to use the acquisition method of accounting for each business combination. This new standard requires: measurement of share consideration issued at fair value at the acquisition date; recognition of contingent consideration at fair value at the date of acquisition with subsequent changes in fair value generally reflected in net earnings; and the acquirer to expense acquisition-related costs as incurred. A non-controlling interest must be measured at fair value. Under Canadian GAAP, a non-controlling interest is recorded at the proportionate share of the carrying value of the acquiree. In accordance with the transitional guidance, the company has applied FASB ASC 805-10 on a prospective basis under US GAAP.

On January 1, 2009, the company adopted FSP FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies (now known as FASB ASC 805-10, Business Combinations – Overall (“FASB ASC 805-10”) and FASB ASC 805-20, Business Combinations – Identifiable Assets and Liabilities, and

Any Non-Controlling Interests (“FASB ASC 805-20”)), which amends the provisions related to the initial recognition and measurement, subsequent measurement and disclosure of assets and liabilities arising from contingencies in a business combination. The adoption of FASB ASC 805-10 and FASB ASC 805-20 on January 1, 2009 did not affect the company’s consolidated financial position or results of operations under US GAAP.

On January 1, 2009, SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133 (now known as FASB ASC 815-10, Derivatives and Hedging (“FASB ASC 815-10”)) became effective. The intent of FASB ASC 815-10 is to improve the financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB ASC 815-10 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. Since FASB ASC 815-10 requires only additional disclosures concerning derivatives and hedging activities, the adoption of FASB ASC 815-10 on January 1, 2009 did not affect the company’s consolidated financial position or results of operations under US GAAP. The enhanced disclosures required by FASB ASC 815-10 are included in note 19.

On January 1, 2009, the company adopted FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (now known as FASB ASC 470-20, Debt – Debt with Conversion and Other Options (“FASB ASC 470-20”), FASB ASC 815-15, Derivatives and Hedging – Embedded Derivatives (“FASB ASC 815-15”) and FASB ASC 825-10, Financial Instruments (“FASB ASC 825-10”)), and applied it on a retrospective basis to its 5.0% convertible senior debentures due 2023. These debentures were converted by their holders into subordinate voting shares of the company on February 13, 2008. With the adoption of this new guidance, Canadian GAAP and US GAAP are converged with respect to accounting for convertible debt with options to settle partially or fully in cash. The retrospective application of this new guidance resulted in the elimination of the previous US GAAP adjustment related to the company’s 5.0% convertible senior debentures due 2023, which had decreased common stock under Canadian GAAP by $6.6 with a corresponding increase in the cumulative reduction in retained earnings under US GAAP.

Recent accounting pronouncements

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (now known as FASB ASC 810-10, Consolidation (“FASB ASC 810-10”)), to replace the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity or the right to receive benefits from the entity. It also requires an additional reconsideration event when determining whether an entity is a variable interest entity when any changes in fact and circumstances occur and ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity. Additional disclosures about an enterprise’s involvement in variable interest entities are also required. FASB ASC 810-10 will be effective as of the beginning of the reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The company is currently evaluating the impact of the adoption of FASB ASC 810-10 on its consolidated financial position, results of operations and disclosures under US GAAP.

FAIRFAX FINANCIAL HOLDINGS LIMITED

22.	Changes in Operating Assets and Liabilities

Changes in the company’s operating assets and liabilities for the years ended December 31 in the consolidated statements of cash flows were comprised as follows:

	2009	2008	2007

Provision for claims	(661.3)	24.8	(952.9)
Unearned premiums	(135.4)	(200.0)	(172.4)
Accounts receivable and other	50.0	292.1	19.9
Recoverable from reinsurers	514.7	582.5	665.2
Funds withheld payable to reinsurers	(0.2)	(25.6)	(28.3)
Accounts payable and accrued liabilities	12.5	(146.0)	67.1
Income taxes payable	(579.4)	614.0	67.8
Other	34.3	50.9	(19.8)

Change in operating assets and liabilities	(764.8)	1,192.7	(353.4)

(This page intentionally left blank)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(as of March 5, 2010 except as otherwise indicated)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes: (1)	Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations should review the entire Annual Report for additional commentary and information. Additional information relating to the company, including its annual information form, can be found on SEDAR at www.sedar.com, which can also be accessed from the company’s website www.fairfax.ca.

(2)	Management analyzes and assesses the underlying insurance, reinsurance and runoff operations and the financial position of the consolidated group in various ways. Certain of these measures provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax’s Annual Reports and interim financial reporting, are non-GAAP measures. Where non-GAAP measures are provided, descriptions are clearly provided in the commentary as to the nature of the adjustments made.

(3)	The combined ratio – which may be calculated differently by different companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses as a percentage of net premiums earned) – is the traditional measure of underwriting results of property and casualty companies, but is regarded as a non-GAAP measure.

(4)	Other non-GAAP measures included in the Capital Resources and Management section of this Management’s Discussion and Analysis of Financial Condition include: net debt divided by total equity and non-controlling interests, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio as a measure of its ability to service its debt.

(5)	References in this MD&A to Fairfax’s insurance and reinsurance operations do not include Fairfax’s runoff operations.

Sources of Revenue

Revenues reflected in the consolidated financial statements for the most recent three years are shown in the table that follows (Other revenue comprised, in 2009 and 2008, animal nutrition revenue earned by Ridley Inc. (“Ridley”) and, in 2007, claims fees earned by Cunningham Lindsey Group Inc. (“Cunningham Lindsey”)).

	2009	2008	2007

Net premiums earned
Insurance – Canada (Northbridge)	969.2	1,076.1	1,017.1
– U.S. (Crum & Forster)	781.3	1,005.0	1,187.4
– Asia (Fairfax Asia)	116.0	84.6	68.7
Reinsurance – OdysseyRe	1,927.4	2,076.4	2,120.5
– Other	628.1	269.6	258.4
Runoff	–	17.4	(3.3)

	4,422.0	4,529.1	4,648.8
Interest and dividends	712.7	626.4	761.0
Net gains on investments	944.5	2,570.7	1,665.9
Other revenue	556.4	99.4	434.5

	6,635.6	7,825.6	7,510.2

Revenue in 2009 decreased to $6,635.6 from $7,825.6 in 2008, principally as a result of decreased net gains on investments and a 2.4% decline in net premiums earned, partially offset by the inclusion of Polish Re and the entire year’s revenues of Advent, the increase in Other revenue relating to Ridley and a 13.8% increase in interest and dividends. The decline in net premiums earned in 2009 reflected declines at Northbridge ($106.9, or 9.9%), Crum &

Forster ($223.7, or 22.3%) and OdysseyRe ($149.0, or 7.2%), partially offset by increases at Fairfax Asia ($31.4, or 37.1%) and as a result of the inclusion of Polish Re ($83.3) and the entire year’s premiums of Advent ($289.6, including $91.3 related to reinsurance-to-close premiums). Interest and dividend income increased in 2009 relative to 2008 (by $86.3, or 13.8%), primarily reflecting the impact of higher yielding municipal and other tax exempt debt securities and corporate bonds purchased in the fourth quarter of 2008 and in 2009 with the proceeds of sale of lower yielding government debt securities, as well as the inclusion of the interest and dividend income of Polish Re. Interest income on a tax-equivalent basis increased significantly in 2009 compared to 2008 (tax advantaged bond holdings of $4,550.2 as at December 31, 2009 compared to $4,104.6 as at December 31, 2008). Other revenue in 2009 and 2008 comprised the revenue resulting from the consolidation of Ridley, whereas Other revenue in 2007 comprised revenue of Cunningham Lindsey. Decreased net gains on investments reflected increased net gains related to bonds and decreased other than temporary impairments, offset by decreased net gains related to equity and equity index total return swaps and credit default swaps.

Consolidated gross premiums written in 2009 rose 0.6% relative to the prior year, primarily due to the inclusion of Advent ($386.1, including $110.0 of reinsurance-to-close premiums in the first quarter) and Polish Re ($88.4). Overall declines in net written and net earned premiums in 2009 reflected the impact of economic and competitive conditions, including the foreign currency translation effects of U.S. dollar appreciation year-over-year relative to other currencies (average rates of exchange), and were partially offset by the inclusion of the net written and net earned premiums of Polish Re and of Advent for the entire year. Net premiums written by Northbridge measured in U.S. dollars decreased by 15.5% (9.6% measured in Canadian dollar terms) as a result of the impact of economic conditions on Northbridge’s insured customers, Northbridge’s disciplined response to the soft underwriting market conditions and increased competition for new and renewal business. The impact of the weak U.S. economy and Crum & Forster’s continuing disciplined response to the challenging market conditions, including increasing competition for new and renewal business and declining pricing, contributed to year-over-year declines in net premiums written in most lines of business (standard commercial property, general liability and commercial automobile lines, in particular), partially offset by growth in accident and health and certain specialty lines, resulting in overall decreases in net premiums written of 18.4% in 2009. OdysseyRe continued to experience broad competitive pressures during 2009 in the global reinsurance and insurance markets in which its divisions compete. Net premiums written declined 6.7% to $1,893.8 in 2009, with decreases in the London Market (17.0%), EuroAsia (6.4%), U.S. Insurance (4.9%) and the Americas divisions (3.9%). Net premiums written expressed in U.S. dollars for the EuroAsia and London Market divisions were reduced by the year-over-year strengthening of the U.S. dollar (average rates of exchange).

Revenue in 2008 increased to $7,825.6 from $7,510.2 in 2007, principally as a result of increased net gains on investments, partially offset by decreases in other revenue, interest and dividends and net premiums earned. The decline in insurance and reinsurance premiums earned reflected the impact of reduced underwriting activity in increasingly competitive markets and the effect of the appreciation of the U.S. dollar on the translation of net premiums earned by the non-U.S. operations of the company, partially offset by a year-over-year increase in net premiums earned as a result of the consolidation of Advent. Increased net gains on investments included increased net gains related to equity and equity index total return swaps and credit default swaps, partially offset by increased other than temporary impairments recorded principally on equity securities. Decreased interest and dividends primarily reflected lower interest income resulting from the year-over-year decline in short term interest rates. Other revenue in 2008 comprised the revenue resulting from the consolidation of Ridley, whereas other revenue in 2007 comprised revenue of Cunningham Lindsey. Following the sale at the end of 2007 of a majority of the company’s interest in the operating companies of Cunningham Lindsey, and its resulting deconsolidation at the 2007 year-end, 2008 revenue did not include any revenue from those operating companies.

The decline in net premiums written in 2008 reflected the company’s disciplined response to increasingly competitive conditions and pricing trends in insurance and reinsurance markets where the company’s insurance and reinsurance companies compete. Net premiums written by Northbridge measured in U.S. dollars increased 10.3% (8.4% measured in local currency) in 2008 compared to 2007, principally as a result of changes to the 2008 reinsurance program that resulted in increased premium retention and reduced cessions to reinsurers by the Northbridge operating companies, partially offset by the impact of the year-over-year appreciation of the U.S. dollar relative to the Canadian dollar. Net premiums written by Crum & Forster in 2008 declined 20.2% in total, with declines across all major lines of business with the exception of accident and health, reflecting Crum & Forster’s disciplined response to deteriorating market conditions in the U.S. commercial lines business. Net premiums written

FAIRFAX FINANCIAL HOLDINGS LIMITED

by OdysseyRe in 2008 declined 2.8%, with declines in the Americas, EuroAsia and U.S. Insurance divisions partially offset by an increase in the London Market division. Appreciation of the U.S. dollar during 2008 relative to other currencies also contributed to the decline in OdysseyRe’s net premiums written compared to 2007. Reflecting the above mentioned factors, net premiums written by the company’s insurance and reinsurance operations in 2008 declined 4.2% to $4,321.1 from $4,508.8 in 2007.

As presented in note 20 to the consolidated financial statements, on a geographic basis, United States, Canadian and International operations accounted for 49.2%, 25.5% and 25.3% respectively of net premiums earned in 2009 compared with 51.1%, 27.1% and 21.8% respectively in 2008 and 53.8%, 26.3% and 19.9% respectively in 2007.

Net premiums earned in 2009 compared with 2008 increased in International (13.4%) and declined in the United States (6.1%) and Canada (8.0% – measured in U.S. dollars). International net premiums earned in 2009 increased by $132.2, reflecting increases in Reinsurance – Other primarily as a result of the inclusion of the net earned premiums of Polish Re and Advent for the entire year, partially offset by decreases at OdysseyRe ($86.7, representing decreases in the London Market and EuroAsia divisions). Net premiums earned in the U.S. in 2009 primarily included a $223.7 decrease at Crum & Forster, partially offset by a $153.5 increase in Reinsurance – Other as a result of the inclusion of the net earned premiums of Advent for the entire year. The decline in Canadian net premiums earned from $1,227.0 in 2008 to $1,128.4 in 2009 was primarily attributable to the impact of economic conditions on Northbridge’s insured customers, Northbridge’s disciplined response to the soft underwriting market and increased competition for new and renewal business, and the weaker average Canadian dollar exchange rate relative to the U.S. dollar compared to 2008.

Net premiums earned in 2008 compared with 2007 declined in the United States (7.4%), increased in International (6.5%) and were relatively unchanged (increased 0.5%) in Canada, measured in U.S. dollars. Net premiums earned in Canada in 2008 primarily reflected a $50.0 increase at Northbridge, almost completely offset by a $42.5 decline in net premiums earned primarily by Group Re as a result of reduced cessions by Northbridge to Group Re in 2008 resulting from changes to Northbridge’s reinsurance programme. Net premiums earned in the U.S. in 2008 primarily included a $182.4 decrease at Crum & Forster and a $73.8 decrease at OdysseyRe’s Americas and U.S. Insurance divisions, partially offset by increases at Runoff and Northbridge and as a result of the consolidation of Advent. International net premiums earned in 2008 principally reflected increases at OdysseyRe ($31.2, representing an increase in the London Market division, partially offset by a decrease in the EuroAsia division), Fairfax Asia ($15.9) and Reinsurance – Other ($14.8, principally related to the consolidation of Advent).

Other revenue in 2009 of $556.4 reflected the inclusion of the revenue of Ridley for the entire year compared to $99.4 in 2008, representing the revenue of Ridley since its consolidation in November 2008. Other revenue in 2007 of $434.5 comprised the fees earned by the company’s claims adjusting, appraisal and loss management services business (Cunningham Lindsey).

Net Earnings

The company’s sources of net earnings and combined ratios by business segment were as set out in the table that follows for the most recent three years. The 2009 results include the results of operations of Advent, Ridley and Polish Re and reflect the company’s 100% interest in Northbridge. In September 2008 the company commenced consolidation of Advent following an increase in the company’s investment in Advent, and in November 2008 the company commenced consolidation of Ridley following the acquisition of a 67.9% interest in Ridley. On January 7, 2009, the company commenced consolidation of Polish Re following the acquisition of a 100% interest in Polish Re. The results for Polish Re are included in the Reinsurance – Other business segment. In February 2009 the company completed the acquisition of the 36.4% of the outstanding common shares of Northbridge not already owned by Fairfax. During the fourth quarter of 2009 the company completed the acquisition of the outstanding common shares of OdysseyRe and Advent not already owned by Fairfax. The foregoing transactions are described in further detail in note 18 to the consolidated financial statements. On January 1, 2008, nSpire Re’s Group Re business was reclassified from the Reinsurance – Other business segment to the Runoff business segment.

The following table presents the combined ratios and underwriting and operating results for each of the company’s insurance and reinsurance operations and, as applicable, for its runoff operations, as well as the earnings contributions from Ridley in 2009 and 2008 and, up to December 31, 2007, from its claims adjusting, appraisal and loss management services business (Cunningham Lindsey). In that table, interest and dividends and net gains on investments on the consolidated statements of earnings are broken out so that those items are shown separately as they relate to the insurance and reinsurance operating results, and are included in Runoff and Corporate overhead and other as they relate to these segments.

	2009	2008	2007
		(1)(2)

Combined ratios
Insurance – Canada (Northbridge)	105.9%	103.5%	96.5%
– U.S. (Crum & Forster)	104.1%	117.6%	93.5%
– Asia (Fairfax Asia)	82.6%	91.8%	70.4%
Reinsurance – OdysseyRe	96.7%	101.3%	95.5%
– Other	98.1%	116.6%	95.8%

Consolidated	99.8%	106.2%	94.9%

Sources of net earnings
Underwriting
Insurance – Canada (Northbridge)	(57.1)	(37.9)	36.0
– U.S. (Crum & Forster)	(32.0)	(177.2)	77.0
– Asia (Fairfax Asia)	20.2	6.9	20.3
Reinsurance – OdysseyRe	64.3	(27.7)	94.7
– Other	11.9	(45.0)	10.9

Underwriting income (loss)	7.3	(280.9)	238.9
Interest and dividends – insurance and reinsurance	557.0	476.1	604.4

Operating income	564.3	195.2	843.3
Net gains on investments – insurance and reinsurance	668.0	1,381.8	1,025.5
Runoff	31.2	392.6	187.6
Other(3)	12.4	1.4	25.4
Interest expense	(166.3)	(158.6)	(209.5)
Corporate overhead and other	96.0	631.9	288.1

Pre-tax income	1,205.6	2,444.3	2,160.4
Income taxes	(214.9)	(755.6)	(711.1)
Non-controlling interests	(133.9)	(214.9)	(353.5)

Net earnings	856.8	1,473.8	1,095.8

(1)	Excluding the impact in 2008 of Crum & Forster’s lawsuit settlement in the first quarter and Crum & Forster’s reinsurance commutation loss in the second quarter, the combined ratios in 2008 were 106.7% and 103.8% for Crum & Forster and Fairfax consolidated respectively.

(2)	Prior to giving effect to the above-mentioned items affecting Crum & Forster and catastrophe losses related to Hurricanes Ike and Gustav, the Fairfax consolidated combined ratio in 2008 was 96.5%.

(3)	Other comprises the pre-tax income before interest and other of the Ridley animal nutrition business for the years ended December 31, 2009 and 2008 and the Cunningham Lindsey claims adjusting business for the year ended December 31, 2007.

In 2009, the company’s insurance and reinsurance operations generated an underwriting profit of $7.3 and a combined ratio of 99.8% compared to an underwriting loss of $280.9 and a combined ratio of 106.2% in 2008. Underwriting results in 2009 included the benefit of 0.6 of a combined ratio point ($26.3) of net favourable development of prior years’ reserves principally at Crum & Forster, Northbridge, OdysseyRe and Fairfax Asia, partially offset by net adverse development at Group Re and Advent. Underwriting results in 2008 included the impact of a reinsurance commutation in the second quarter by Crum & Forster ($84.2 pre-tax, representing 1.9 combined ratio points of adverse prior years’ reserve development) and the settlement of an asbestos-related lawsuit in the first quarter by Crum & Forster ($25.5 pre-tax, representing 0.6 of a combined ratio point of adverse prior years’ reserve development). Underwriting results in 2008 included the benefit of 0.3 of a combined ratio point ($14.2) of net favourable development of prior years’ reserve development, comprised of the 2.4 combined ratio points of adverse reserve development resulting from the Crum & Forster reinsurance commutation and lawsuit settlement, offset by

FAIRFAX FINANCIAL HOLDINGS LIMITED

2.7 combined ratio points of otherwise net favourable reserve development primarily at Crum & Forster, Northbridge and OdysseyRe. Catastrophe losses, principally related to storm activity in Europe and severe weather in the U.S., contributed 3.8 combined ratio points ($165.6) to underwriting results in 2009, compared to the impact of 10.3 combined ratio points ($462.0) in 2008, primarily related to U.S. hurricanes, southern China snowstorms, European windstorms, Australian floods and the China earthquake.

In 2009, net earnings were $856.8 ($43.99 per share, $43.75 per diluted share) compared to $1,473.8 ($80.38 per share, $79.53 per diluted share) in 2008. Net earnings in 2009 reflected improved underwriting profit as a result of reduced catastrophe losses in 2009 (after the significant U.S. hurricane losses in 2008), increased interest and dividend income and net gains on investments of $944.5 (including $937.9 of net gains on bonds, $463.3 of net gains on common stocks and equity derivatives and $26.6 of net gains on preferred stocks, partially offset by $340.0 of other than temporary impairments recorded on common stocks and bonds, $147.2 of net losses related to credit default swaps and other derivatives, and $17.6 of net losses related to foreign currency) compared to net gains on investments of $2,570.7 in 2008 (including $2,096.8 of net gains on common stocks and equity derivatives, $1,305.7 of net gains related to credit default swaps and other derivatives and $218.9 of net gains on bonds, partially offset by $1,011.8 of other than temporary impairments recorded on common stocks and bonds and $45.4 of net losses related to foreign currency).

Operating expenses in 2009, 2008 and 2007 in the consolidated statement of earnings include only the operating expenses of the company’s insurance, reinsurance and runoff operations and corporate overhead. Operating expenses in 2009 included the operating expenses of Advent (which was not included in the first eight months of 2008) and Polish Re (which was not included in 2008). The $25.8 decrease in 2009 operating expenses (after excluding the operating expenses for the first eight months of 2009 for Advent and for 2009 for Polish Re) related primarily to reduced corporate overhead expenses at Fairfax (primarily reflecting lower legal expense, partially offset by increased compensation expense) and decreased operating expenses at Northbridge, Crum & Forster and Runoff, partially offset by increased privatization-related corporate overhead expenses at OdysseyRe. The $2.0 increase in operating costs in 2008 (after excluding 2008 Advent operating expenses) compared to 2007 primarily reflected increased subsidiary holding companies corporate overhead costs and increased severance and related costs at Runoff, partially offset by decreased operating expenses at Northbridge and decreased Fairfax corporate overhead costs.

The company’s insurance and reinsurance operations had an underwriting loss of $280.9 and a combined ratio of 106.2% in 2008, compared to an underwriting profit of $238.9 and a combined ratio of 94.9% in 2007. Underwriting results in 2008 included the benefit of 0.3 of a combined ratio point ($14.2) of net favourable development of prior years’ reserve development, comprised of the 2.4 combined ratio points of adverse reserve development resulting from the Crum & Forster reinsurance commutation and lawsuit settlement, offset by 2.7 combined ratio points of otherwise net favourable reserve development primarily at Crum & Forster, Northbridge and OdysseyRe. Underwriting results in 2007 included the benefit of 1.5 combined ratio points ($68.1) of net favourable development of prior years’ reserves at Crum & Forster, Northbridge, Group Re and Fairfax Asia offset by net unfavourable development at OdysseyRe. Catastrophe losses, primarily related to U.S. hurricanes, southern China snowstorms, European windstorms, Australian floods and the China earthquake contributed 10.3 combined ratio points ($462.0) in 2008 compared to the impact of 2.6 combined ratio points ($120.8) principally related to the impact on OdysseyRe of the European windstorm Kyrill, Cyclone Gonu, Mexico floods, Jakarta floods, the Peru earthquake and U.K. floods and the effects of storm events on Crum & Forster.

Net earnings in 2008 were $1,473.8 ($80.38 per share, $79.53 per diluted share) compared to $1,095.8 ($61.20 per share, $58.38 per diluted share) in 2007. Improved net earnings in 2008 primarily reflected a $904.8 increase in net gains on investments (described below), partially offset by a decline in underwriting results, from a $238.9 profit in 2007 to a $280.9 loss in 2008, and a $134.6 decrease in interest and dividends, principally arising from a year-over-year decline in short term interest rates. Net gains on investments in 2008 increased to $2,570.7 (including $2,096.8 of net gains on common stocks and equity derivatives, $1,305.7 of net gains related to credit default swaps and other derivatives and $218.9 of net gains on bonds, partially offset by $1,011.8 of other than temporary impairments recorded on common stocks and bonds and $45.4 of net losses related to foreign currency) from $1,665.9 in 2007 (including net gains of $1,141.3 related to credit default swaps, a gain of $220.5 on the disposition of the company’s investment in Hub International Limited (“Hub”), net gains of $149.5 related to equity and equity index total return swaps and short positions, net gains on common stocks of $138.8 and net gains of $137.5 related to foreign currency, partially offset by $109.0 recorded as other than temporary impairments on common stock and bond investments).

Net Earnings by Business Segment

The company’s sources of net earnings shown by business segment were as set out in the tables that follow for the most recent three years. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for net gains on investments eliminates gains or losses on purchase and sale transactions within the consolidated group. Also included in corporate and other are net gains (losses) on investments arising on holding company cash, short term investments and marketable securities.

Year ended December 31, 2009

		Crum &	Fairfax		Other	Ongoing				Corporate &
	Northbridge	Forster	Asia	OdysseyRe	Reinsurance	Operations	Runoff	Other(1)	Intercompany	Other	Consolidated

Gross premiums written	1,250.5	863.8	285.8	2,195.0	688.3	5,283.4	1.1	–	(190.5)	–	5,094.0

Net premiums written	928.7	716.4	127.9	1,893.8	619.8	4,286.6	(0.5)	–	–	–	4,286.1

Net premiums earned	969.2	781.3	116.0	1,927.4	628.1	4,422.0	–	–	–	–	4,422.0

Underwriting profit (loss)	(57.1)	(32.0)	20.2	64.3	11.9	7.3	–	–	–	–	7.3
Interest and dividends	113.0	113.9	9.0	283.6	37.5	557.0	–	–	–	–	557.0

Operating income before:	55.9	81.9	29.2	347.9	49.4	564.3	–	–	–	–	564.3
Net gains (losses) on investments	94.4	229.1	17.8	353.6	(25.8)	669.1	129.2	–	(1.1)	–	797.2
Runoff operating loss	–	–	–	–	–	–	(98.0)	–	–	–	(98.0)
Other(1)	–	–	–	–	–	–	–	12.4	–	–	12.4
Interest expense	–	(27.8)	–	(31.0)	(5.1)	(63.9)	–	(1.0)	–	(101.4)	(166.3)
Corporate overhead and other	(19.8)	(3.3)	(2.3)	(25.8)	(13.1)	(64.3)	–	–	–	160.3	96.0

Pre-tax income (loss)	130.5	279.9	44.7	644.7	5.4	1,105.2	31.2	11.4	(1.1)	58.9	1,205.6
Income taxes											(214.9)
Non-controlling interests											(133.9)

Net earnings											856.8

Year ended December 31, 2008

		Crum &	Fairfax		Other	Ongoing				Corporate &
	Northbridge	Forster	Asia	OdysseyRe	Reinsurance	Operations	Runoff	Other(1)	Intercompany	Other	Consolidated

Gross premiums written	1,452.1	1,019.6	227.0	2,294.5	245.8	5,239.0	12.6	–	(190.2)	–	5,061.4

Net premiums written	1,099.5	878.2	86.5	2,030.8	226.1	4,321.1	11.1	–	–	–	4,332.2

Net premiums earned	1,076.1	1,005.0	84.6	2,076.4	269.6	4,511.7	17.4	–	–	–	4,529.1

Underwriting profit (loss)	(37.9)	(177.2)	6.9	(27.7)	(45.0)	(280.9)	–	–	–	–	(280.9)
Interest and dividends	107.9	86.2	1.6	250.3	30.1	476.1	–	–	–	–	476.1

Operating income (loss) before:	70.0	(91.0)	8.5	222.6	(14.9)	195.2	–	–	–	–	195.2
Net gains (losses) on investments	25.7	605.7	3.0	740.1	28.1	1,402.6	499.8	–	(20.8)	–	1,881.6
Runoff operating loss	–	–	–	–	–	–	(107.2)	–	–	–	(107.2)
Other(1)	–	–	–	–	–	–	–	1.4	–	–	1.4
Interest expense	–	(28.3)	–	(34.2)	(2.6)	(65.1)	–	(0.4)	–	(93.1)	(158.6)
Corporate overhead and other	(14.5)	(8.8)	(5.5)	(13.9)	(1.9)	(44.6)	–	–	–	676.5	631.9

Pre-tax income (loss)	81.2	477.6	6.0	914.6	8.7	1,488.1	392.6	1.0	(20.8)	583.4	2,444.3
Income taxes											(755.6)
Non-controlling interests											(214.9)

Net earnings											1,473.8

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2007

		Crum &	Fairfax		Other	Ongoing				Corporate &
	Northbridge	Forster	Asia	OdysseyRe	Reinsurance	Operations	Runoff	Other(1)	Intercompany	Other	Consolidated

Gross premiums written	1,531.3	1,245.0	171.2	2,282.7	250.2	5,480.4	8.0	–	(273.9)	–	5,214.5

Net premiums written	996.8	1,100.9	70.5	2,089.4	251.2	4,508.8	(10.4)	–	–	–	4,498.4

Net premiums earned	1,017.1	1,187.4	68.7	2,120.5	258.4	4,652.1	(3.3)	–	–	–	4,648.8

Underwriting profit	36.0	77.0	20.3	94.7	10.9	238.9	–	–	–	–	238.9
Interest and dividends	119.2	133.4	17.4	309.3	25.1	604.4	–	–	–	–	604.4

Operating income before:	155.2	210.4	37.7	404.0	36.0	843.3	–	–	–	–	843.3
Net gains (losses) on investments	230.2	250.3	–	553.4	8.9	1,042.8	276.8	–	(17.3)	–	1,302.3
Runoff operating loss	–	–	–	–	–	–	(89.2)	–	–	–	(89.2)
Other(1)	–	–	–	–	–	–	–	25.4	–	–	25.4
Interest expense	–	(51.0)	–	(37.7)	–	(88.7)	–	(15.7)	–	(105.1)	(209.5)
Corporate overhead and other	(12.4)	(9.6)	(3.5)	(12.6)	–	(38.1)	–	–	–	326.2	288.1

Pre-tax income (loss)	373.0	400.1	34.2	907.1	44.9	1,759.3	187.6	9.7	(17.3)	221.1	2,160.4
Income taxes											(711.1)
Non-controlling interests											(353.5)

Net earnings											1,095.8

(1)	Other comprises the pre-tax income of the Ridley animal nutrition business for the years ended December 31, 2009 and 2008 and the Cunningham Lindsey claims adjusting business for the year ended December 31, 2007.

Segmented Balance Sheets

The company’s segmented balance sheets as at December 31, 2009 and 2008 present the assets and liabilities of, and the capital invested by the company in, each of the company’s major segments. The segmented balance sheets have been prepared on the following basis:

(a)	The balance sheet for each segment is on a legal entity basis for the subsidiaries within the segment (except for nSpire Re in Runoff, which excludes intercompany balances related to U.S. acquisition financing), prepared in accordance with Canadian GAAP and Fairfax’s accounting policies and basis of accounting. Accordingly, these segmented balance sheets differ from those published by Crum & Forster and OdysseyRe primarily due to differences between Canadian and US GAAP and from those published by Advent primarily due to differences between Canadian GAAP and IFRS as adopted by the European Union. The segmented balance sheets of Northbridge, OdysseyRe, Advent and Other (Ridley) also include purchase price adjustments principally related to goodwill and intangible assets which arose on their initial acquisition or on a subsequent step acquisition by the company.

(b)	Investments in Fairfax affiliates, which are carried at cost, are disclosed in the financial information accompanying the discussion of the company’s business segments. Affiliated insurance and reinsurance balances, including premiums receivable, reinsurance recoverable, deferred premium acquisition costs, funds withheld payable to reinsurers, provision for claims and unearned premiums, are not shown separately but are eliminated in Corporate and Other.

(c)	Corporate and Other includes the Fairfax entity and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under Canadian GAAP to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re, reinsurance between OdysseyRe and the primary insurers, and reinsurance related to pre-acquisition reinsurance arrangements), which affects recoverable from reinsurers, provision for claims and unearned premiums. The $1,412.4 (2008 – $1,060.6) Corporate and Other long term debt as at December 31, 2009 consisted primarily of Fairfax debt of $1,236.9 (2008 – $869.6), other long term obligations consisting of TIG trust preferred securities of $9.1 (2008 – $17.9) and purchase consideration payable of $164.4 (2008 – $169.8) related to the TRG acquisition (see note 9 to the consolidated financial statements).

Segmented Balance Sheet as at December 31, 2009

	Insurance			Reinsurance
		Crum &	Fairfax			Operating			Corporate
	Northbridge	Forster	Asia	OdysseyRe	Other	Companies	Runoff	Other(1)	& Other	Consolidated

Assets
Holding company cash, short term investments and marketable securities	27.4	2.5	–	83.0	–	112.9	–	–	1,138.7	1,251.6
Accounts receivable and other	395.4	206.2	54.6	733.9	158.6	1,548.7	228.3	39.2	39.2	1,855.4
Recoverable from reinsurers	1,130.5	927.3	170.3	1,025.0	88.9	3,342.0	1,378.0	–	(910.9)	3,809.1
Portfolio investments	3,186.6	3,639.1	554.4	8,433.8	1,602.2	17,416.1	2,413.8	1.6	247.1	20,078.6
Deferred premium acquisition costs	122.4	45.7	13.5	126.5	24.2	332.3	–	–	–	332.3
Future income taxes	18.4	72.8	–	93.4	29.9	214.5	552.7	1.0	(449.5)	318.7
Premises and equipment	12.1	6.9	7.5	11.5	2.0	40.0	1.4	87.3	39.9	168.6
Goodwill and intangible assets	219.8	20.9	5.5	152.4	18.7	417.3	–	21.9	(0.4)	438.8
Due from affiliates	78.7	–	1.8	–	9.2	89.7	4.8	–	(94.5)	–
Other assets	10.9	13.8	–	33.2	1.2	59.1	25.1	54.1	11.4	149.7
Investments in Fairfax affiliates	33.0	104.5	–	138.5	69.1	345.1	309.6	–	(654.7)	–

Total assets	5,235.2	5,039.7	807.6	10,831.2	2,004.0	23,917.7	4,913.7	205.1	(633.7)	28,402.8

Liabilities
Subsidiary indebtedness	–	–	–	–	–	–	–	12.1	–	12.1
Accounts payable and accrued liabilities	166.2	147.8	105.1	399.1	25.9	844.1	177.2	45.5	135.4	1,202.2
Income taxes payable	10.0	11.1	7.5	31.5	–	60.1	0.3	0.1	10.4	70.9
Short sale and derivative obligations	–	–	–	40.8	–	40.8	7.2	0.3	8.9	57.2
Due to affiliates	–	1.5	–	13.0	0.3	14.8	–	–	(14.8)	–
Funds withheld payable to reinsurers	30.6	248.2	25.0	43.8	21.2	368.8	21.3	–	(35.2)	354.9
Provision for claims	2,802.2	2,672.4	218.0	5,507.8	1,090.8	12,291.2	3,265.7	–	(809.8)	14,747.1
Unearned premiums	713.8	297.8	116.6	691.2	196.2	2,015.6	–	–	(95.5)	1,920.1
Future income taxes payable	1.7	–	3.6	–	2.0	7.3	–	22.8	(30.1)	–
Long term debt	–	307.5	–	487.0	94.2	888.7	–	0.6	1,412.4	2,301.7

Total liabilities	3,724.5	3,686.3	475.8	7,214.2	1,430.6	16,531.4	3,471.7	81.4	581.7	20,666.2

Non-controlling interests	–	–	4.0	–	–	4.0	–	–	113.6	117.6

Shareholders’ equity	1,510.7	1,353.4	327.8	3,617.0	573.4	7,382.3	1,442.0	123.7	(1,329.0)	7,619.0

Total liabilities and shareholders’ equity	5,235.2	5,039.7	807.6	10,831.2	2,004.0	23,917.7	4,913.7	205.1	(633.7)	28,402.8

Capital
Debt	–	307.5	–	487.0	94.2	888.7	–	0.6	1,412.4	2,301.7
Non-controlling interests	–	–	–	69.1	–	69.1	–	44.5	4.0	117.6
Investments in Fairfax affiliates	33.0	104.5	–	138.5	69.1	345.1	309.6	–	(654.7)	–
Shareholders’ equity	1,477.7	1,248.9	327.8	3,409.4	504.3	6,968.1	1,132.4	79.2	(560.7)	7,619.0

Total capital	1,510.7	1,660.9	327.8	4,104.0	667.6	8,271.0	1,442.0	124.3	201.0	10,038.3

% of total capital	15.0%	16.5%	3.3%	40.9%	6.7%	82.4%	14.4%	1.2%	2.0%	100.0%

(1)	Other comprises the balance sheet of the Ridley animal nutrition business as at December 31, 2009.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet as at December 31, 2008

	Insurance			Reinsurance
		Crum &	Fairfax			Operating			Corporate
	Northbridge	Forster	Asia	OdysseyRe	Other	Companies	Runoff	Other(1)	& Other	Consolidated

Assets
Holding company cash, short term investments and marketable securities	–	8.4	–	–	–	8.4	–	–	1,555.8	1,564.2
Accounts receivable and other	373.8	221.8	56.5	701.3	122.0	1,475.4	142.7	45.2	25.4	1,688.7
Recoverable from reinsurers	1,053.3	1,006.7	156.4	868.0	93.4	3,177.8	1,927.8	–	(871.4)	4,234.2
Portfolio investments	2,748.5	3,741.0	421.1	7,743.8	1,191.3	15,845.7	2,478.1	6.2	85.0	18,415.0
Deferred premium acquisition costs	113.6	52.7	–	139.1	17.7	323.1	0.1	–	(1.3)	321.9
Future income taxes	32.4	197.8	–	304.4	30.3	564.9	637.7	4.7	(507.9)	699.4
Premises and equipment	10.7	6.2	1.2	10.7	0.7	29.5	2.2	85.6	15.8	133.1
Goodwill and intangible assets	18.5	22.9	5.5	48.2	3.9	99.0	0.1	25.3	(1.2)	123.2
Due from affiliates	–	0.7	1.1	–	0.9	2.7	–	–	(2.7)	–
Other assets	4.2	11.4	–	20.9	2.3	38.8	20.5	60.8	5.6	125.7
Investments in Fairfax affiliates	28.2	94.3	–	124.7	75.9	323.1	274.4	–	(597.5)	–

Total assets	4,383.2	5,363.9	641.8	9,961.1	1,538.4	21,888.4	5,483.6	227.8	(294.4)	27,305.4

Liabilities
Subsidiary indebtedness	–	–	–	–	–	–	–	21.1	–	21.1
Accounts payable and accrued liabilities	141.7	254.8	89.1	398.3	11.8	895.7	243.3	59.4	128.1	1,326.5
Income taxes payable	–	165.6	6.0	238.1	–	409.7	2.5	–	244.1	656.3
Short sale and derivative obligations	–	–	–	8.6	–	8.6	11.6	–	9.2	29.4
Due to affiliates	0.1	–	–	0.6	–	0.7	5.3	–	(6.0)	–
Funds withheld payable to reinsurers	30.7	231.6	21.6	58.0	28.8	370.7	20.7	–	(36.3)	355.1
Provision for claims	2,414.2	2,987.7	179.6	5,250.5	856.5	11,688.5	3,806.2	–	(766.3)	14,728.4
Unearned premiums	669.8	366.4	92.8	702.0	153.5	1,984.5	0.4	–	(94.3)	1,890.6
Future income taxes payable	2.8	–	–	–	–	2.8	–	28.6	(31.4)	–
Long term debt	–	305.2	–	486.5	93.4	885.1	–	0.7	1,060.6	1,946.4

Total liabilities	3,259.3	4,311.3	389.1	7,142.6	1,144.0	16,246.3	4,090.0	109.8	507.7	20,953.8

Non-controlling interests	–	–	2.7	–	–	2.7	–	–	1,380.1	1,382.8

Shareholders’ equity	1,123.9	1,052.6	250.0	2,818.5	394.4	5,639.4	1,393.6	118.0	(2,182.2)	4,968.8

Total liabilities and shareholders’ equity	4,383.2	5,363.9	641.8	9,961.1	1,538.4	21,888.4	5,483.6	227.8	(294.4)	27,305.4

Capital
Debt	–	305.2	–	486.5	93.4	885.1	–	0.7	1,060.6	1,946.4
Non-controlling interests	394.1	–	–	896.8	40.2	1,331.1	–	49.0	2.7	1,382.8
Investments in Fairfax affiliates	28.2	94.3	–	124.7	75.9	323.1	274.4	–	(597.5)	–
Shareholders’ equity	701.6	958.3	250.0	1,797.0	278.3	3,985.2	1,119.2	69.0	(204.6)	4,968.8

Total capital	1,123.9	1,357.8	250.0	3,305.0	487.8	6,524.5	1,393.6	118.7	261.2	8,298.0

% of total capital	13.5%	16.4%	3.0%	39.8%	5.9%	78.6%	16.8%	1.4%	3.2%	100.0%

(1)	Other comprises the balance sheet of the Ridley animal nutrition business as at December 31, 2008.

Holding company cash, short term investments and marketable securities decreased to $1,251.6 at December 31, 2009 from $1,564.2 at the end of 2008. The balance at December 31, 2008 had increased by $364.0 of subsidiary dividends received from Crum & Forster in the fourth quarter of 2008, which funds were used to facilitate the company’s purchase of $374.0 of Northbridge common shares as part of the privatization transaction in the first quarter of 2009 (as described in note 18).Cash inflows of the holding company in 2009 included the receipt of $983.0 of net proceeds on the issuance of subordinate voting shares in the third quarter, the receipt of $358.6 of net proceeds on the issuance of unsecured senior notes in the third quarter, the receipt of $225.0 of net proceeds on the issuance of Series C preferred shares in the fourth quarter, and the receipt of $115.4 in cash dividends from subsidiaries during the year. Holding company cash, short term investments and marketable securities was further increased by $313.3 of investment income (including net investment gains recorded in net earnings and in other comprehensive income).

Cash outflows of the holding company in 2009 included the payment of $1.0 billion in respect of the company’s privatization of OdysseyRe in the fourth quarter (as described in note 18), the payment of $374.0 (Cdn$458.4) in respect of the company’s privatization of Northbridge in the first quarter (as described in note 18), the payment of $143.8 in the fourth quarter to redeem Series A and B preferred shares, the payment of $157.5 in corporate income taxes during the year, the payment of $151.3 of common and preferred share dividends during the year, the $135.7 of cash used to repurchase the company’s common shares during the year, the investment of $66.4 to acquire a 15.0% equity interest in Alltrust Insurance Company of China Ltd. (“Alltrust”) in the third quarter, the $57.0 cash consideration paid in the first quarter to acquire Polish Re (as described in note 18), the additional investment of $49.0 in Cunningham Lindsey Group Limited in the first quarter (in conjunction with that company’s acquisition of the international business of GAB Robins), the investment of $39.9 during the year in the start-up insurance operations of Fairfax Brasil, the repayment of $12.8 at maturity in the first quarter of the company’s 6.15% secured loan, and the holding company’s share of $12.3 in the third quarter privatization of Advent (as described in note 18). Movements in holding company cash, short term investments and marketable securities in 2008 included the receipt of $608.7 in cash dividends from subsidiaries and $652.7 of investment income (including investment gains and losses recorded in net earnings or in other comprehensive income), partially offset by the repurchase of 1,066,601 subordinate voting shares at a net cost of $282.0, the payment of $99.0 of common and preferred share dividends, repayment at maturity of the outstanding $62.1 of the company’s 6.875% unsecured senior notes, and the repurchase of 2,000,000 Series A and B preferred shares at a cost of $48.0 (Cdn$50.0).

Accounts receivable and other increased to $1,855.4 at December 31, 2009 from $1,688.7 at the end of 2008, with the increase principally reflecting $99.0 receivable by Runoff related to reinsurance commutations completed during the third and fourth quarters (cash proceeds were subsequently received in January 2010, as described in note 7).

Reinsurance recoverables declined by $425.1 to $3,809.1 at December 31, 2009 from $4,234.2 at December 31, 2008, with the decrease related primarily to continued progress by the runoff operations (including reductions as a result of reinsurance commutations, certain of which are described in note 7), claims payments related to 2008 U.S. hurricane and other catastrophe losses, and reduced underwriting activity as a result of the weak economy and competitive market conditions, partially offset by the foreign currency translation effect of the depreciation at December 31, 2009 compared to December 31, 2008 of the U.S. dollar relative to most of the major foreign currencies in which Fairfax’s insurance and reinsurance companies transact their business and to the acquisition of Polish Re.

Future income taxes represent amounts expected to be recovered in future years. The future income taxes asset decreased by $380.7 to $318.7 during 2009, the decrease being primarily attributable to the decrease in future income taxes as a result of the appreciation of investments in 2009. Income taxes payable decreased by $585.4 to $70.9 during 2009, principally reflecting income tax payments made in 2009 related to significant realized investment gains and net earnings in 2008.

At December 31, 2009 the future income taxes asset of $318.7 consisted of $207.8 relating to operating and capital losses and $292.9 of temporary differences (which primarily represent income and expenses recorded in the consolidated financial statements but not yet included or deducted for income tax purposes), partially offset by a valuation allowance of $182.0. The tax-effected operating and capital losses (before valuation allowance) relate to losses in Canada of $39.2 (primarily the former Cunningham Lindsey companies and the Canadian holding company), losses in the U.S. of $17.6 (primarily related to Cunningham Lindsey) and losses of $151.0 in Europe. Management expects that the recorded future income taxes asset will be realized in the normal course of operations.

As at December 31, 2009, management has recorded a valuation allowance against operating and capital losses and temporary differences of $182.0, of which $29.2 relates to losses in Canada, $132.5 relates to all of the losses carried forward and temporary differences in Europe, and $20.3 relates to losses in the U.S. The valuation allowance of $29.2 against operating and net capital losses in Canada and $20.3 in the U.S. relate primarily to the former Cunningham Lindsey companies. There are no valuation allowances related to the Canadian and U.S. insurance and reinsurance operating companies.

In determining the need for a valuation allowance, management primarily considers current and expected profitability of the companies. Management reviews the recoverability of the future income taxes asset and the valuation allowance on a quarterly basis. The temporary differences principally relate to insurance-related balances such as claims, deferred premium acquisition costs and unearned premiums and to investment-related balances such as

FAIRFAX FINANCIAL HOLDINGS LIMITED

realized and unrealized gains and losses. Such temporary differences are expected to continue for the foreseeable future in light of the company’s ongoing operations.

Portfolio investments comprise investments carried at fair value and investments carried at equity-accounted values (at December 31, 2009, these latter primarily included the company’s investments in ICICI Lombard, International Coal Group, Cunningham Lindsey Group, Singapore Reinsurance Corporation Limited, The Brick Group Income Fund, and various investment partnerships and trusts, as described in note 3), the aggregate carrying value of which was $20,078.6 at December 31, 2009 ($20,030.3 net of subsidiary short sale and derivative obligations), compared to an aggregate carrying value at December 31, 2008 of $18,415.0 ($18,394.8 net of subsidiary short sale and derivative obligations). The net $1,635.5 increase in the aggregate carrying value of portfolio investments (net of subsidiary short sale and derivative obligations) at December 31, 2009 compared to December 31, 2008 primarily reflected the increase in net realized and unrealized gains in 2009 (including net investment gains on subsidiary portfolio investments of $797.2 and the $1,019.8 improvement in the net unrealized gains on subsidiary available for sale investments), and also reflected subsidiary uses of cash, funded by subsidiary portfolio investments, that included $665.8 of subsidiary corporate income tax payments (substantially related to significant realized investment gains and net earnings in 2008), $172.4 paid by Northbridge to complete its privatization, and $72.6 paid by OdysseyRe to repurchase its common shares. Major changes to portfolio investments in 2009 included a net increase of $2.64 billion in bonds, a net decrease in cash and short term investments (principally U.S. Treasury securities) of $2.27 billion and a net increase of $1.04 billion in common stocks. During the third quarter of 2009, as a result of the rapid increase in the valuation level of equity markets, the company determined to protect a portion (approximately one-quarter, or $1.5 billion notional amount relative to $6,517.9 of equity and equity-related holdings) of its equity and equity-related investments against a decline in equity markets by way of short positions effected through S&P 500 index-referenced total return swap contracts entered into at an average S&P 500 index value of 1,062.52. At year-end, as a result of decreased equity and equity-related holdings and increased short positions, the equity hedges had increased to approximately 30%. The unrecorded excess of fair value over the carrying value of investments carried at equity was $170.8 at December 31, 2009 ($356.0 at December 31, 2008).

Goodwill and intangible assets increased to $438.8 at December 31, 2009 from $123.2 at December 31, 2008. The $315.6 increase in goodwill and intangible assets in 2009 resulted from the privatizations of OdysseyRe and Northbridge and the acquisition of Polish Re, and foreign currency translation amounts related to the Northbridge and Polish Re goodwill and intangible assets. As described in note 5, in 2009 the company recorded $159.0 of goodwill (OdysseyRe – $64.6, Northbridge – $80.6, Polish Re – $13.8) and $128.7 of intangible assets, principally related to the value of customer and broker relationships and brand names (OdysseyRe – $37.9, Northbridge – $90.8, Polish Re – nil). The carrying value of the goodwill and brand name intangible assets will be assessed annually by the company for impairment commencing in 2010. The customer and broker relationships intangible assets will be amortized to net earnings over periods ranging from 8 to 20 years.

Provision for claims increased to $14,747.1 at December 31, 2009 from $14,728.4 at December 31, 2008. The net $18.7 increase related primarily to the foreign currency translation effects of the depreciation since December 31, 2008 of the U.S. dollar relative to most of the major foreign currencies in which the company’s insurance and reinsurance companies transact their business and to the consolidation of Polish Re, substantially offset by continued progress by the runoff operations, claims payments related to 2008 hurricanes, and reduced underwriting activity as a result of the weak economy and competitive market conditions. Additional disclosure on the company’s claims reserves, on a consolidated basis and by operating segment, is found in the section entitled “Provision for Claims”.

Non-controlling interests declined in 2009 by $1,265.2 to $117.6 from $1,382.8 at December 31, 2008, principally as a result of the privatizations of OdysseyRe, Northbridge and Advent. The remaining non-controlling interests balance primarily relates to OdysseyRe’s preferred stock and Ridley.

Components of Net Earnings

Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations on a company-by-company basis for the most recent three years.

Canadian Insurance – Northbridge(1)

	2009	2008	2007

Underwriting profit (loss)	(57.1)	(37.9)	36.0

Combined ratio
Loss & LAE	75.7%	75.2%	68.4%
Commissions	11.8%	10.7%	8.3%
Underwriting expense	18.4%	17.6%	19.8%

	105.9%	103.5%	96.5%

Gross premiums written	1,250.5	1,452.1	1,531.3

Net premiums written	928.7	1,099.5	996.8

Net premiums earned	969.2	1,076.1	1,017.1

Underwriting profit (loss)	(57.1)	(37.9)	36.0
Interest and dividends	113.0	107.9	119.2

Operating income	55.9	70.0	155.2
Net gains on investments	94.4	25.7	230.2

Pre-tax income before interest and other	150.3	95.7	385.4

Net income after taxes	91.8	45.7	273.3

(1)	These results differ from the standalone results of Northbridge primarily due to purchase accounting adjustments recorded by Fairfax related to the privatization of Northbridge. Excluding these purchase price adjustments, Northbridge’s 2009 underwriting loss and combined ratio were $51.7 and 105.3% respectively.

Underwriting results in 2009 deteriorated relative to 2008 results, with an underwriting loss of $57.1 and a combined ratio of 105.9% compared to an underwriting loss of $37.9 and a combined ratio of 103.5% in 2008. Underwriting results in 2008 included net losses of $25.2 related to Hurricane Ike. Northbridge’s 2009 underwriting results generally reflected the continuing weakness in commercial lines pricing and market conditions and the impact of economic conditions on Northbridge’s insured customers, and specifically included the impact of several large incurred losses in its small-to-medium account and trucking segments. Northbridge’s 2009 combined ratio was adversely affected, with a year-over-year increase in its expense ratio to 30.2% in 2009 from 28.3% in 2008, as a result of a 3.6% decline in net premiums earned and a 2.1% increase in general operating expenses in Canadian dollar terms. Underwriting results in 2009 included 1.5 combined ratio points ($14.1) of net favourable development of prior years’ reserves, principally attributable to net favourable development of non-marine energy reserves in its large account segment, U.S. third party liability reserves in its transportation segment, and across most lines and accident years in its small-to-medium account segment, partially offset by adverse development of pre-2003 casualty and commercial auto liability claims and the impact on loss reserves of the imposition of an additional sales tax in certain Canadian provinces. Underwriting results in 2008 included 5.9 combined ratio points ($63.3) of net favourable development of prior years’ reserves, principally attributable to better than expected development across most lines of business for the most recent accident years. Catastrophe losses, primarily related to wind and flood activity, added 1.3 combined ratio points ($13.1) in 2009 compared to 3.4 combined ratio points ($36.2, including $25.2 related to Hurricane Ike) in 2008.

Northbridge had an underwriting loss of $37.9 and a combined ratio of 103.5% in 2008, compared to an underwriting profit of $36.0 and a combined ratio of 96.5% in 2007. Underwriting results in 2008 generally reflected the year-over-year deterioration in commercial lines pricing and market conditions, increased weather-related claims frequency and loss severity, and expected increased net commission expense resulting from reduced reinsurance ceding commission income following changes to Northbridge’s 2008 reinsurance programme, partially offset by lower general operating expenses. Underwriting results in 2008 also included 5.9 combined ratio points ($63.3) of net favourable development of prior years’ reserves, principally attributable to better than expected development across most lines of business in the most recent accident years. Underwriting results in 2007 included the benefit of 2.9 combined ratio points ($29.2) of net favourable development of prior years’ reserves, primarily attributable to better

FAIRFAX FINANCIAL HOLDINGS LIMITED

than expected claims development on recent accident years and the impact of large losses incurred in 2007 within the exited portion of Commonwealth’s Energy & International business. In 2008, current period catastrophe losses, primarily related to Hurricane Ike in the third quarter and the added impact in the year of elevated levels of weather-related events, added 3.4 combined ratio points ($36.2) to underwriting results (catastrophe losses added 0.7 combined ratio points ($7.0) to 2007 underwriting results). Excluding the impact of Hurricane Ike losses (2.3 combined ratio points, $25.2), Northbridge’s combined ratio was 101.2% in 2008 (96.5% in 2007).

The impact of economic conditions on Northbridge’s insured customers, Northbridge’s disciplined response to the soft underwriting market conditions and increased competition for new and renewal business contributed to a decline in gross premiums written during 2009 in Canadian dollar terms of 7.8% compared to 2008. Net premiums written decreased by 9.6% in 2009 in Canadian dollar terms. Northbridge’s disciplined response to the softening underwriting cycle and increasing competition for new and renewal business contributed to a 6.8% decline in gross premiums written in 2008 in Canadian dollar terms compared to 2007. Net premiums written increased by 8.4% in 2008 compared to 2007 in Canadian dollar terms, reflecting changes to Northbridge’s 2008 reinsurance programme that resulted in increased premium retention through reduced cessions to reinsurers by the Northbridge operating companies.

Net gains on investments in 2009 of $94.4 (compared to net gains of $25.7 in 2008) included $142.2 of net gains on bonds, $28.9 of net gains on common stocks and equity derivatives and $8.9 of net gains on preferred stocks, partially offset by $54.1 of other than temporary impairments recorded principally on common stocks and bonds and $33.1 of net losses related to foreign currency. Net gains on investments of $25.7 in 2008 included $250.2 of net gains on common stocks and equity derivatives, $132.7 of net gains related to credit default swaps and $26.8 of net gains related to foreign currency, partially offset by $279.0 of other than temporary impairments recorded on common stocks and bonds and $104.9 of net losses on bonds. The impact of increased net gains on investments and interest and dividends, partially offset by the deterioration in underwriting results, contributed to increased pre-tax income before interest and other of $150.3 in 2009, compared to pre-tax income before interest and other of $95.7 in 2008. Net investment gains of $230.2 in 2007 included $129.2 of net gains related to credit default swaps, an $87.7 pre-tax gain on the sale of the company’s investment in Hub and net gains of $27.8 on common stocks and equity derivatives, partially offset by other than temporary impairments recorded on common stock and bond investments of $19.5, net gains related to foreign currency of $3.3 and net losses on bonds of $3.3. The $204.5 decline in net gains on investments, an $11.3 decrease in interest and dividends and the deterioration in underwriting results contributed to a $227.6 decrease in net income in 2008 compared to 2007.

Northbridge’s cash resources decreased by $75.6 in 2009, compared to a decline of $230.1 in 2008. Cash used in operating activities in 2009 was $80.6 compared to cash provided by operating activities of $144.0 in 2008, with the change primarily due to reduced underwriting cash flows. Cash provided by investing activities was $100.4 in 2009 compared to cash used of $192.0 in 2008, reflecting greater cash used in 2008 to close certain equity index short positions, as during the second quarter of 2008 the company changed its approach to hedging by substituting equity index total return swaps for short sales. Increased cash used in financing activities in 2009 of $155.2 compared to $94.5 used in 2008 primarily reflected the share redemption by Northbridge in 2009 related to the completion of the going private transaction as described in note 18. Cash provided by operating activities in 2008 was $144.0 compared to $187.6 in 2007, with the decrease primarily attributable to reduced underwriting cash flows and decreased investment income. Cash used in investing activities declined to $192.0 in 2008 from $382.7 in 2007, largely as a result of the greater net purchases of investment securities in 2007 (primarily government bonds). Cash used in investing activities during 2008 included $253.9 used in the second quarter to close certain equity index short positions, as the company changed its approach to equity hedging by substituting equity index total return swaps for short sales. Cash used in financing activities in 2008 increased to $94.5 from $68.5 in 2007, primarily reflecting greater repurchases by Northbridge of its common shares in 2008.

Northbridge’s average annual return on average equity over the past 24 years since inception in 1985 was 15.7% at December 31, 2009 (2008 – 16.1%) (expressed in Canadian dollars).

Set out below are the balance sheets (in U.S. dollars) for Northbridge as at December 31, 2009 and 2008.

	2009	2008
Assets
Holding company cash, short term investments and marketable securities	27.4	–
Accounts receivable and other	395.4	373.8
Recoverable from reinsurers	1,130.5	1,053.3
Portfolio investments	3,186.6	2,748.5
Deferred premium acquisition costs	122.4	113.6
Future income taxes	18.4	32.4
Premises and equipment	12.1	10.7
Goodwill and intangible assets	219.8	18.5
Due from affiliates	78.7	–
Other assets	10.9	4.2
Investment in Fairfax affiliates	33.0	28.2

Total assets	5,235.2	4,383.2

Liabilities
Accounts payable and accrued liabilities	166.2	141.7
Income taxes payable	10.0	–
Due to affiliates	–	0.1
Funds withheld payable to reinsurers	30.6	30.7
Provision for claims	2,802.2	2,414.2
Unearned premiums	713.8	669.8
Future income taxes payable	1.7	2.8

Total liabilities	3,724.5	3,259.3
Shareholders’ equity	1,510.7	1,123.9

Total liabilities and shareholders’ equity	5,235.2	4,383.2

(1)	This balance sheet differs from the standalone balance sheet of Northbridge primarily due to purchase accounting adjustments (principally goodwill and intangible assets) which arose on the privatization of Northbridge. Excluding these purchase accounting adjustments, Northbridge’s shareholders’ equity was $1,345.8 at December 31, 2009.

The Fairfax privatization of Northbridge, the appreciation of the Canadian dollar relative to the U.S. dollar, and appreciation of Northbridge’s portfolio investments produced the largest balance sheet changes in 2009. Northbridge’s balance sheet in U.S. dollars (including Fairfax-level purchase price adjustments) as at December 31, 2009 compared to December 31, 2008 reflected the currency translation effect of the significant depreciation of the U.S. dollar relative to the Canadian dollar in 2009 (2009 year-end exchange rate of 0.9539 compared to 0.8100 at the end of 2008). Notable increases in year-end 2009 balances compared to 2008 year-end for reinsurance recoverable, portfolio investments, provision for claims and shareholders’ equity were primarily attributable to this currency translation effect. Reinsurance recoverable in Canadian dollars declined in 2009 compared to 2008, primarily reflecting reduced cessions to reinsurers following a decline in written premiums as a result of Northbridge’s response to challenging industry conditions and the economy’s impact on Northbridge’s insured customers, partially offset by the currency translation effect of U.S. dollar depreciation on the U.S. dollar-denominated ceded claims reserves of Commonwealth and Markel. Portfolio investments in Canadian dollars increased in 2009 compared to 2008, with the increase primarily attributable to the appreciation of available for sale investments, particularly equity investments. Goodwill and intangible assets increased to $219.8 in 2009 from $18.5 in 2008 as a result of fair value purchase price adjustments recorded by Fairfax following the privatization of Northbridge (as described in note 18). Provision for claims decreased in Canadian dollars at the end of 2009 compared to 2008, primarily reflecting the decline in incurred losses following a decline in written and earned premiums as a result of challenging industry conditions and the impact of the weak economy, partially offset by the currency translation effect of U.S. dollar appreciation on the U.S. dollar-denominated claims reserves of Commonwealth and Markel. Shareholders’ equity increased by $386.8, reflecting the effects of the growth in accumulated other comprehensive income primarily as a result of unrealized foreign currency translation gains due to the depreciation of the U.S. dollar relative to the Canadian dollar, the impact of purchase price adjustments

FAIRFAX FINANCIAL HOLDINGS LIMITED

recorded by Fairfax on the privatization of Northbridge and recognized in the Northbridge reporting segment and appreciation of available for sale securities and 2009 net earnings, partially offset by the reductions of capital related to the privatization.

Northbridge’s investment in Fairfax affiliates as at December 31, 2009 consisted of:

Affiliate	% interest

Ridley	30.7

U.S. Insurance – Crum & Forster(1)

	2009	2008	2007

Underwriting profit (loss)	(32.0)	(177.2)	77.0

Combined ratio
Loss & LAE	69.2%	85.8%	64.9%
Commissions	11.8%	12.0%	12.0%
Underwriting expense	23.1%	19.8%	16.6%

	104.1%	117.6%	93.5%

Gross premiums written	863.8	1,019.6	1,245.0

Net premiums written	716.4	878.2	1,100.9

Net premiums earned	781.3	1,005.0	1,187.4

Underwriting profit (loss)	(32.0)	(177.2)	77.0
Interest and dividends	113.9	86.2	133.4

Operating income (loss)	81.9	(91.0)	210.4
Net gains on investments	229.1	605.7	250.3

Pre-tax income before interest and other	311.0	514.7	460.7

Net income after taxes	212.7	315.1	267.3

(1)	These results differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP.

Crum & Forster reported an underwriting loss of $32.0 and a combined ratio of 104.1% in 2009 compared to an underwriting loss of $177.2 and a combined ratio of 117.6% in 2008 (including the impact of $74.3 of catastrophe losses attributable to Hurricanes Ike and Gustav, an $84.2 charge related to a second quarter reinsurance commutation and the $25.5 impact of a settlement of an asbestos-related lawsuit in the first quarter of 2008). The results in 2009 generally reflected the impact of the weak U.S. economy, the continuing challenging conditions in commercial lines markets, and underwriting actions taken by the company. Crum & Forster’s 2009 combined ratio was adversely affected by a year-over-year deterioration in its expense ratio (34.9% in 2009, compared to 31.8% in 2008) as a result of the 22.3% decline in net premiums earned relative to a 5.8% decline in underwriting operating expenses ($158.4 in 2009, compared to $168.1 in 2008). The underwriting results in 2009 included the benefit of 3.2 combined ratio points ($25.0) of net favourable development of prior years’ reserves, principally related to favourable emergence in specialty lines and workers’ compensation, partially offset by adverse emergence in commercial auto and latent claims. Included in the $59.0 of net adverse prior years’ reserve development in underwriting results in 2008 were the unfavourable impacts of the reinsurance commutation ($84.2 or 8.4 combined ratio points) and the lawsuit settlement ($25.5 or 2.5 combined ratio points), partially offset by otherwise net favourable prior years’ reserve development of 5.0 combined ratio points ($50.7), related primarily to workers’ compensation, umbrella and specialty lines. Reduced catastrophe losses of $11.6 added 1.5 combined ratio points to the 2009 underwriting results compared to $93.7 and 9.3 combined ratio points in 2008 (primarily related to Hurricanes Ike and Gustav).

The effects of unfavourable pricing trends and market conditions in 2008, the impact of Hurricanes Ike and Gustav ($74.3, 7.4 combined ratio points) in the third quarter, the second quarter reinsurance commutation ($84.2, 8.4 combined ratio points) and the settlement of an asbestos-related lawsuit in the first quarter ($25.5, 2.5 combined ratio points) contributed to an unfavourable underwriting result for Crum & Forster in 2008, with an underwriting loss of $177.2 and a combined ratio of 117.6%, compared to underwriting profit of $77.0 and a combined ratio of 93.5% in 2007. Prior to giving effect to the impact of the Hurricanes Ike and Gustav losses, the reinsurance commutation and the lawsuit settlement, Crum & Forster’s combined ratio in 2008 was 99.3%. In addition to the adverse impact on prior years’ reserves of the reinsurance commutation and the lawsuit settlement, underwriting results in 2008 included otherwise net favourable prior years’ reserve development of 5.0 combined ratio points ($50.7), related primarily to workers’ compensation, umbrella and Seneca business. Catastrophe losses, primarily related to Hurricanes Ike and Gustav and storm events in the U.S. Southeast and Midwest regions, accounted for 9.3 combined ratio points ($93.7) of the combined ratio in 2008. Included in the results for 2007 was the benefit of 3.9 combined ratio points ($46.6) of net favourable development of prior years’ reserves, after the effects of aggregate stop loss reinsurance treaties. Prior to the effect of aggregate stop loss reinsurance, Crum & Forster experienced net favourable development of $50.2, principally attributable to $65.4 of favourable emergence in workers’ compensation lines and $39.3 of net favourable development related to general liability and commercial multi-peril liabilities, partially offset by $54.5 of adverse development in latent liability reserves. Catastrophe losses added 1.3 combined ratio points ($15.0) to the combined ratio in 2007.

The impact of the weak U.S. economy and Crum & Forster’s continuing disciplined response to the challenging market conditions, including increasing competition for new and renewal business and declining pricing, contributed to year-over-year declines in gross premiums written and net premiums written in most lines of business (standard commercial property, general liability and commercial automobile lines, in particular), partially offset by growth in accident and health and certain specialty lines, resulting in overall decreases in gross premiums written and net premiums written of 15.3% and 18.4% respectively for 2009 compared to 2008. Net premiums earned decreased by 22.3% in 2009 compared to 2008. Crum & Forster’s disciplined response to the softening underwriting cycle, increasing competition for new and renewal business and declining pricing in 2008 contributed to year-over-year declines in gross premiums written and net premiums written in most lines of business, including primary casualty and property, partially offset by growth in accident and health business written by the Fairmont Specialty division, resulting in overall decreases in gross premiums written and net premiums written of 18.1% and 20.2% respectively in 2008 compared to 2007. Net premiums earned decreased by 15.4% in 2008 compared to 2007.

Crum & Forster recorded significantly lower net gains on investments of $229.1 in 2009 (compared to net gains of $605.7 in 2008) which included $240.6 of net gains on bonds and $106.2 of net gains on common stocks and equity derivatives, partially offset by $106.1 of other than temporary impairments recorded on common stocks and bonds, $9.8 of net losses related to credit default swaps and other derivatives, and $4.3 of net losses related to foreign currency. Net gains on investments of $605.7 in 2008 included $418.0 of net gains on common stocks and equity derivatives, $289.1 of net gains related to credit default swaps and other derivatives and $95.6 of net gains on bonds, partially offset by $198.0 of other than temporary impairments recorded on common stocks and bonds. The significant year-over-year decline in net investment gains was partially offset by improved underwriting results and higher interest and dividends, and contributed to decreased pre-tax income before interest and other of $311.0 in 2009 compared to $514.7 in 2008. A decline in interest and dividend income in 2008, primarily attributable to reduced equity in earnings of investees and a year-over-year decline in short term interest rates, and the year-over-year deterioration in underwriting results were more than offset by increased net gains on investments to $605.7 from $250.3 in 2007 (including $226.8 of net gains related to credit default swaps and $73.8 of net gains on common stocks and equity derivatives, partially offset by $30.3 of net losses on bonds and $26.5 of other than temporary impairments recorded on common stocks and bonds), resulting in a $47.8 increase in net income in 2008 compared to 2007.

Crum & Forster’s principal operating subsidiaries (United States Fire Insurance and North River Insurance) paid combined dividends in 2009 to their parent holding company of $138.4 (2008 – $511.3; 2007 – $138.2). The Crum & Forster holding company paid dividends to Fairfax in 2009 of $115.0 (2008 – $494.0; 2007 – $183.7). The dividend of $494.0 paid in 2008 included a $350.0 extraordinary dividend consisting of $191.2 of cash and $158.8 of securities, paid out of excess capital, which was approved by the relevant insurance regulator. The effects of net earnings and increased unrealized gains on available for sale investments, partially offset by dividends paid to Fairfax, increased Crum & Forster’s US GAAP basis shareholders’ equity to $1.52  billion at December 31, 2009 from $1.17 billion at December 31, 2008. Crum & Forster’s operating subsidiaries’ combined 2010 maximum dividend capacity is $163.8, which is not subject to prior regulatory approval for payment.

Crum & Forster’s cash resources increased by $79.3 in 2009, compared to a $718.2 decline in 2008. Cash used in operating activities in 2009 was $402.4 compared to cash provided by operations of $100.9 in 2008, with the

FAIRFAX FINANCIAL HOLDINGS LIMITED

year-over-year change primarily attributable to lower premium collections related to the decline in premiums written, higher income tax payments and steady or only modestly declining outlays for paid losses, ceded reinsurance costs and fixed operating expenses in 2009 and the impact of the $302.5 cash proceeds of the reinsurance commutation received in 2008. Cash provided by investing activities during 2009 was $596.7 compared to $479.6 of cash used in 2008 (which included $642.1 used to close certain equity index short positions, as during the second quarter of 2008 the company changed its approach to equity hedging by substituting equity total return swaps for short sales). Cash used in financing activities of $115.0 in 2009 and $339.5 in 2008 primarily related to dividends paid to Fairfax. Cash provided by operating activities in 2008 was $100.9 compared to cash used in operating activities of $5.9 in 2007, with the increase primarily attributable to the $302.5 cash proceeds of the second quarter reinsurance commutation, partially offset by lower premium collections. Cash used in investing activities of $479.6 during 2008 (2007 – cash provided by investing activities of $220.5) reflected greater net purchases of investment securities (including the purchase of U.S. state, municipal and other tax-exempt bonds, partially offset by the sale of the majority of the company’s U.S. Treasury bonds), and in addition reflected $642.1 used to close certain equity index short positions in the second quarter, as the company changed its approach to equity hedging by substituting equity index total return swaps for short sales. Increased cash used in financing activities of $339.5 (2007 – $118.5) primarily reflected increased dividends paid by Crum & Forster to Fairfax in 2008 compared to 2007.

Crum & Forster’s net income for the year ended December 31, 2009 produced a return on average equity of 17.7% (2008 – 26.7%; 2007 – 21.2%). Crum & Forster’s cumulative earnings since acquisition on August 13, 1998 have been $1,590.6, from which it has paid cumulative dividends to Fairfax of $1,235.6, and its annual return on average equity since acquisition has been 13.4% (2008 – 13.0%).

Set out below are the balance sheets for Crum & Forster as at December 31, 2009 and 2008.

	2009	2008

Assets
Holding company cash, short term investments and marketable securities	2.5	8.4
Accounts receivable and other	206.2	221.8
Recoverable from reinsurers	927.3	1,006.7
Portfolio investments	3,639.1	3,741.0
Deferred premium acquisition costs	45.7	52.7
Future income taxes	72.8	197.8
Premises and equipment	6.9	6.2
Goodwill and intangible assets	20.9	22.9
Due from affiliates	–	0.7
Other assets	13.8	11.4
Investments in Fairfax affiliates	104.5	94.3

Total assets	5,039.7	5,363.9

Liabilities
Accounts payable and accrued liabilities	147.8	254.8
Income taxes payable	11.1	165.6
Due to affiliates	1.5	–
Funds withheld payable to reinsurers	248.2	231.6
Provision for claims	2,672.4	2,987.7
Unearned premiums	297.8	366.4
Long term debt	307.5	305.2

Total liabilities	3,686.3	4,311.3
Shareholders’ equity	1,353.4	1,052.6

Total liabilities and shareholders’ equity	5,039.7	5,363.9

(1)	These balance sheets differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP.

Significant changes to Crum & Forster’s balance sheet as at December 31, 2009 as compared to 2008 primarily reflected the company’s reduced level of underwriting activity in 2009 in response to challenging industry conditions in the U.S. commercial lines market. Reduced levels of underwriting activity contributed to a $79.4 decline in reinsurance recoverable, a $315.3 decline in provision for claims and a $68.6 decline in unearned premiums. Portfolio investments decreased by $101.9, reflecting increased cash used in operating activities ($402.4) and dividends to Fairfax of $115.0, principally funded by net sales of portfolio investments, partially offset by the effects of significant net investment gains ($229.1) and increased unrealized gains on available for sale investments ($202.4, net of tax). Decreased future income taxes primarily reflected decreased future income taxes assets related to a reversal in 2009 of unrealized losses on investments at the end of 2008, while the decrease in income taxes payable was primarily attributable to greater tax payments as a result of significant realized investment gains and net earnings in 2008. Shareholders’ equity increased by $300.8 primarily as a result of earnings of $212.7 and increased unrealized gains on available for sale investments ($202.4, net of tax), partially offset by dividends paid to Fairfax of $115.0.

Crum & Forster’s investments in Fairfax affiliates as at December 31, 2009 consisted of:

Affiliate	% interest

TRG Holdings	1.4
Advent	17.5
OdysseyRe	8.8

For more information on Crum & Forster, please see its 10-K report for 2009 posted on its website www.cfins.com.

Asian Insurance – Fairfax Asia

	2009	2008	2007

Underwriting profit	20.2	6.9	20.3

Combined ratio
Loss & LAE	73.1%	81.5%	56.3%
Commissions	(1.7)%	(6.6)%	(3.2)%
Underwriting expense	11.2%	16.9%	17.3%

	82.6%	91.8%	70.4%

Gross premiums written	285.8	227.0	171.2

Net premiums written	127.9	86.5	70.5

Net premiums earned	116.0	84.6	68.7

Underwriting profit	20.2	6.9	20.3
Interest and dividends	9.0	1.6	17.4

Operating income	29.2	8.5	37.7
Net gains on investments	17.8	3.0	–

Pre-tax income before interest and other	47.0	11.5	37.7

Net income after taxes	38.3	0.9	28.7

Fairfax Asia comprises the company’s Asian holdings and operations: Singapore-based First Capital Insurance Limited, Hong Kong-based Falcon Insurance Limited, 40.5%-owned Bangkok-based Falcon Insurance Public Company Limited and a 26% equity-accounted interest in Mumbai-based ICICI Lombard General Insurance Company Limited, India’s largest (by market share) private general insurer (the remaining 74% interest is held by ICICI Bank, India’s second largest commercial bank).

Fairfax Asia reported improved underwriting profit of $20.2 and a combined ratio of 82.6% in 2009 (underwriting profit of $6.9 and a combined ratio of 91.8% in 2008), reflecting favourable underwriting results at First Capital and unfavourable results at Falcon. Increased business activity in 2009 at First Capital and Falcon, principally relating to

FAIRFAX FINANCIAL HOLDINGS LIMITED

increased commercial auto and marine hull business, resulted in a 25.9% increase in gross premiums written and a 47.9% increase in net premiums written. The 2009 results included 7.0 combined ratio points ($8.1) of net favourable development of prior years’ reserves, primarily related to net favourable emergence at Falcon (compared to 4.0 combined ratio points ($3.4) of net unfavourable development in 2008). Increased interest and dividends in 2009 of $9.0 (compared to interest and dividends of $1.6 in 2008) primarily related to the effects of reinvestment in higher yielding fixed income securities. Net gains on investments in 2009 of $17.8 included $9.8 of net gains on bonds and $10.6 of net gains on common stocks, partially offset by $1.1 of other than temporary impairments on common stocks and bonds. Significantly increased underwriting profit, increased interest and dividends (due to reinvestment of the portfolio into higher yielding fixed income securities) and net gains on investments in 2009 compared to 2008 resulted in increased pre-tax income before interest and other of $47.0 compared to $11.5.

Fairfax Asia produced an underwriting profit of $6.9 and a combined ratio of 91.8% in 2008 (compared to an underwriting profit of $20.3 and a combined ratio of 70.4% in 2007), reflecting favourable underwriting results from First Capital, partially offset by unfavourable results from Falcon. The 2008 results included the impact of 4.0 combined ratio points ($3.4) of net unfavourable development of prior years’ reserves primarily related to workers’ compensation at Falcon (compared to 6.4 combined ratio points ($4.4) of net favourable development primarily attributable to First Capital in 2007). In 2008, increased marine, motor, engineering and workers’ compensation business written by First Capital, a significant portion of which was ceded to third party reinsurers and a minor increase in premiums written by Falcon resulted in a 32.6% increase in gross premiums written and a 22.7% increase in net premiums written. Decreased underwriting profit and interest and dividends (due to reduced equity in earnings of investees, principally ICICI Lombard) were only partially offset by increased net gains on investments in 2008 compared to 2007, resulting in a decrease in net income to $0.9 from $28.7.

During 2009, the company invested $0.6 to acquire additional shares in ICICI Lombard. During 2008, the company invested $30.3 in ICICI Lombard. As at December 31, 2009, the company had invested a total of $88.1 to acquire and maintain its 26% interest in ICICI Lombard and carried this investment in note 3 to the consolidated balance sheet at $75.9 on the equity basis of accounting (fair value of $204.4 as disclosed in note 3 to the consolidated financial statements). The company’s investment in ICICI Lombard is included in portfolio investments in the Fairfax Asia balance sheet that follows.

During the nine month period ended December 31, 2009, ICICI Lombard’s gross premiums written decreased in Indian rupees by 7.4% over the comparable 2008 period, with a combined ratio (trade basis) of 108.8% on an Indian GAAP basis. The Indian property and casualty insurance industry experienced increasingly competitive market conditions in 2009, including highly competitive pricing as a result of the phasing out (begun in 2007) of regulatory price controls, which contributed to a decline in the growth rate of insurance premiums for the industry and for ICICI Lombard. With a 9.7% market share, 4,707 employees and 360 offices across India, ICICI Lombard is India’s largest (by market share) private general insurer. Please see its website (www.icicilombard.com) for further details of its operations.

Set out below are the balance sheets for Fairfax Asia as at December 31, 2009 and 2008:

	2009	2008
Assets
Accounts receivable and other	54.6	56.5
Recoverable from reinsurers	170.3	156.4
Portfolio investments	554.4	421.1
Deferred premium acquisition costs	13.5	–
Premises and equipment	7.5	1.2
Goodwill and intangible assets	5.5	5.5
Due from affiliates	1.8	1.1

Total assets	807.6	641.8

Liabilities
Accounts payable and accrued liabilities	105.1	89.1
Income taxes payable	7.5	6.0
Funds withheld payable to reinsurers	25.0	21.6
Provision for claims	218.0	179.6
Unearned premiums	116.6	92.8
Future income taxes payable	3.6	–

Total liabilities	475.8	389.1
Non-controlling interests	4.0	2.7
Shareholders’ equity	327.8	250.0

Total liabilities and shareholders’ equity	807.6	641.8

Significant changes to Fairfax Asia’s balance sheet as at December 31, 2009, reflected increased business activity during 2009 and included increased portfolio investments, reinsurance recoverable, provision for claims and unearned premiums. Shareholders’ equity increased primarily as a result of net earnings of $38.3, and increased accumulated other comprehensive income related to increased unrealized gains on available for sale investments (principally equities) and unrealized foreign currency translation gains due to U.S. dollar depreciation.

Reinsurance – OdysseyRe(1)

	2009	2008	2007

Underwriting profit (loss)	64.3	(27.7)	94.7

Combined ratio
Loss & LAE	67.6%	72.7%	66.4%
Commissions	19.5%	20.1%	20.6%
Underwriting expense	9.6%	8.5%	8.5%

	96.7%	101.3%	95.5%

Gross premiums written	2,195.0	2,294.5	2,282.7

Net premiums written	1,893.8	2,030.8	2,089.4

Net premiums earned	1,927.4	2,076.4	2,120.5

Underwriting profit (loss)	64.3	(27.7)	94.7
Interest and dividends	283.6	250.3	309.3

Operating income	347.9	222.6	404.0
Net gains on investments	353.6	740.1	553.4

Pre-tax income before interest and other	701.5	962.7	957.4

Net income after taxes	486.9	613.9	596.0

(1)	These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP and due to purchase accounting adjustments recorded by Fairfax related to the privatization of OdysseyRe.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Improved underwriting performance in 2009 produced underwriting profit of $64.3 and a combined ratio of 96.7%, compared to an underwriting loss of $27.7 and a combined ratio of 101.3% in 2008. Underwriting results in 2009 included the impact of catastrophe losses of 6.1 combined ratio points ($116.1), principally related to storm activity and flooding in Europe and Turkey, and 11.8 combined ratio points ($242.2) in 2008 primarily related to Hurricanes Ike and Gustav in the U.S., the southern China snowstorms, windstorm Emma in central Europe, flood losses in eastern Australia and the China earthquake. OdysseyRe’s 2009 results were favourably impacted by 0.6 of a combined ratio point ($11.3) of net favourable reserve development, including net favourable development in the EuroAsia, London Market and U.S. Insurance divisions, partially offset by a strengthening of asbestos reserves in the Americas division. Results in 2008 were favourably impacted by 0.5 of a combined ratio point ($10.1) of prior years’ reserve development (net favourable development in the U.S. Insurance, EuroAsia and London Market divisions, partially offset by net adverse development in the Americas division).

OdysseyRe had an underwriting loss of $27.7 and a combined ratio of 101.3% in 2008, compared to an underwriting profit of $94.7 and a combined ratio of 95.5% in 2007. The 2008 combined ratio included 11.8 combined ratio points ($242.2) related to current period catastrophe losses (net of reinstatement premiums), primarily related to Hurricanes Ike and Gustav (6.6 combined ratio points, $136.9), the southern China snowstorm, windstorm Emma in central Europe, flood losses in eastern Australia and the China earthquake. Underwriting results in 2008 were favourably impacted by 0.5 of a combined ratio point ($10.1) of prior period reserve development (net favourable reserve development in U.S. Insurance, EuroAsia and London Market divisions partially offset by net adverse development in the Americas division). The 2007 combined ratio included 1.9 combined ratio points ($40.5) of net adverse reserve development (a total of $142.9 in the Americas division, including $77.4 for asbestos and environmental reserves strengthening, a $21.2 charge related to a third quarter litigation settlement, and adverse development of 2001 and prior years’ casualty losses, partially offset by net favourable emergence in the London Market ($57.0) and U.S. Insurance ($38.7) divisions) and 4.7 combined ratio points ($98.8) for current period catastrophe losses (primarily Storm Kyrill, Cyclone Gonu, Mexico floods, Jakarta floods, the Peru earthquake and U.K. floods).

OdysseyRe continued to experience broad competitive pressures in 2009 in the global reinsurance and insurance markets in which its divisions compete. OdysseyRe’s gross premiums written declined 4.3% to $2,195.0 in 2009 compared to 2008. Net premiums written declined 6.7% to $1,893.8 in 2009, and net premiums earned declined 7.2% to $1,927.4. Gross premiums written in 2009 declined in the London Market (10.2%), EuroAsia (6.3%) and Americas (3.9%) divisions, and increased in the U.S. Insurance division (1.4%). Premiums written expressed in U.S. dollars for the EuroAsia and London Market divisions were reduced by the year-over-year appreciation of the average 2009 U.S. dollar exchange rate. OdysseyRe continued to experience broad competitive pressures in 2008 in the global reinsurance and insurance markets in which its divisions compete. Declines in the Americas division reinsurance premiums reflected increasing client retentions and softening pricing in reinsurance markets, while insurance premiums were affected by planned reductions in certain of the U.S. Insurance division’s lines of business (including non-standard personal auto) and by increased competition in its medical professional liability segment. The EuroAsia division reported modestly increased written premiums in 2008, primarily as a result of a system change in the reinsurance premium process (which had no impact on earned premiums). Decreased written premiums in the Americas and U.S. Insurance divisions were partially offset by the increase in the EuroAsia division and by increases in premiums written by the London Market division, which experienced growth in its professional liability business. Gross premiums written during 2008 increased 0.5%, and included increases of 5.5% in EuroAsia, 9.1% in the London Market division and 1.4% in the U.S. Insurance division, mostly offset by a 7.0% decrease in the Americas division. Net premiums written during 2008 compared to 2007 declined 2.8% to $2,030.8, primarily reflecting the effect of increased utilization of reinsurance in the London Market division, and net premiums earned declined 2.1% to $2,076.4.

Interest and dividend income in 2009 increased 13.3% compared to 2008, primarily reflecting the impact of higher yielding municipal and other tax exempt debt securities and corporate bonds purchased in the fourth quarter of 2008 and in 2009 with the proceeds of the sale of lower yielding government debt securities. Net gains on investments of $353.6 in 2009 (compared to net gains of $740.1 in 2008) included $394.6 of net gains on bonds, $99.0 of net gains on common stocks and equity derivatives and $7.3 of net gains on preferred stocks, partially offset by $119.1 of other than temporary impairments recorded on common stocks and bonds and $31.4 of net losses related to credit default swaps and other derivatives. Net gains on investments of $740.1 in 2008 included $554.6 of net gains on common stocks and equity derivatives, $352.2 of net gains related to credit default swaps, and $233.2 of net gains on bonds, partially offset by $370.1 of other than temporary impairments recorded on common stocks and bonds and $33.4 of net losses related to foreign currency. This decline in net investment gains, partially offset by increased underwriting profit and interest and dividend income, produced pre-tax income before interest and other of $701.5 in 2009 compared to $962.7 in 2008. Increased net gains on investments of $740.1 in 2008 compared to net gains on investments of $553.4 in 2007 (including net gains related to credit default swaps of $295.9, a net gain of $130.1 on the sale of the company’s investment in Hub, net gains on bonds of $16.6, net gains of $79.6 related to common stocks and equity derivatives and $87.2 of net gains related to foreign currency, partially offset by other than temporary impairments recorded on common stock and bond positions of $59.7) more than offset the declines in underwriting profit and interest and dividends, and contributed to an increase in net income to $613.9 in 2008 from $596.0 in 2007.

OdysseyRe’s cash resources increased in 2009 by $185.7 and decreased in 2008 by $142.2. Cash used in operating activities in 2009 was $1.3 compared to $107.6 of cash provided by operating activities in 2008, with the change primarily attributable to higher income tax payments (substantially related to significant investment gains realized in 2008) and decreased underwriting cash flows, including higher paid losses and lower premiums collections. Cash provided by investing activities of $238.7 in 2009 decreased from $318.6 in 2008. Cash used in financing activities of $114.3 in 2009 and $389.8 in 2008 related primarily to repurchases by OdysseyRe of its common shares and dividends paid on its preferred and common shares. Cash provided by operating activities in 2008 was $107.6 compared to $162.8 in 2007, with the decrease primarily attributable to decreased investment income, higher income tax payments and decreased underwriting cash flows, including higher paid losses and lower premiums collections. Net cash provided by investing activities in 2008 of $318.6 reflected greater net sales of investment securities (primarily U.S. Treasury bonds) compared to net cash used in 2007 of $1,355.6 (primarily purchases of U.S. Treasury bonds). Increased cash used in financing activities of $389.8 (2007 – $131.5) primarily reflected OdysseyRe’s increased repurchases of its common shares, resulting in the retirement of 9.5 million common shares during 2008.

Set out below are the balance sheets for OdysseyRe as at December 31, 2009 and 2008:

	2009	2008
Assets
Holding company cash, short term investments and marketable securities	83.0	–
Accounts receivable and other	733.9	701.3
Recoverable from reinsurers	1,025.0	868.0
Portfolio investments	8,433.8	7,743.8
Deferred premium acquisition costs	126.5	139.1
Future income taxes	93.4	304.4
Premises and equipment	11.5	10.7
Goodwill and intangible assets	152.4	48.2
Other assets	33.2	20.9
Investments in Fairfax affiliates	138.5	124.7

Total assets	10,831.2	9,961.1

Liabilities
Accounts payable and accrued liabilities	399.1	398.3
Income taxes payable	31.5	238.1
Short sale and derivative obligations	40.8	8.6
Due to affiliates	13.0	0.6
Funds withheld payable to reinsurers	43.8	58.0
Provision for claims	5,507.8	5,250.5
Unearned premiums	691.2	702.0
Long term debt	487.0	486.5

Total liabilities	7,214.2	7,142.6
Shareholders’ equity	3,617.0	2,818.5

Total liabilities and shareholders’ equity	10,831.2	9,961.1

(1)	These balance sheets differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP and purchase accounting adjustments (principally goodwill and intangible assets) which arose on the privatization of OdysseyRe. Excluding these purchase accounting adjustments, OdysseyRe’s Canadian GAAP shareholders’ equity was $3,512.6 at December 31, 2009.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Changes in OdysseyRe’s balance sheet as at December 31, 2009 compared to December 31, 2008 reflected the effects of the depreciation in the U.S. dollar relative to other currencies in which OdysseyRe’s divisions conduct significant business (including the pound sterling, euro and Canadian dollar). OdysseyRe’s written and earned premiums declined in 2009 compared to 2008, but foreign currency translation had the effect of increasing provision for claims, recoverable from reinsurers (which also increased as a result of the increased utilization of reinsurance by OdysseyRe’s insurance operations in the U.S. Insurance and London Market divisions) and portfolio investments. Portfolio investments increased by $690.0 to $8,433.8, reflecting significant net investment gains and increased unrealized gains on available for sale investments (principally common stocks and bonds). Increased goodwill and intangible assets represent purchase price adjustments recorded by Fairfax on the privatization of OdysseyRe and recognized in the OdysseyRe reporting segment. Decreased future income taxes primarily reflected a reduction of the future income taxes asset related to the reversal of unrealized losses on investments at the end of 2008 as a result of 2009 appreciation, while the decrease in income taxes payable was primarily attributable to greater income tax payments in 2009 as a result of significant realized investment gains and net earnings in 2008. Shareholders’ equity increased by $798.5 to $3,617.0 primarily as a result of net earnings ($486.9), a $354.7 increase in accumulated other comprehensive income (principally increased unrealized gains on available for sale common stocks and bonds), and the impact of purchase price adjustments recorded by Fairfax on the privatization of OdysseyRe and recognized in the OdysseyRe reporting segment, partially offset by the effect of common and preferred share repurchases ($90.9) and common and preferred share dividends paid ($18.6) during the year.

OdysseyRe’s investments in Fairfax affiliates as at December 31, 2009 consisted of:

Affiliate	% interest

TRG Holdings	13.0
Fairfax Asia	26.2
Advent	21.7

For more information on OdysseyRe’s results, please see its 10-K report for 2009 and its 2009 Annual Review, which are posted on its website www.odysseyre.com.

Reinsurance – Other

In the latter part of 2008, the company increased its investment in Advent to 66.7% and commenced consolidation of Advent’s assets and liabilities and results of operations in the third quarter of 2008. In the first quarter of 2009, the company acquired a 100% interest in Polish Re, and Polish Re’s assets and liabilities and results of operations were included in the company’s consolidated financial reporting. During the fourth quarter of 2009, the company completed the acquisition of the outstanding common shares of Advent, other than those shares not already owned by the company and its affiliates. These transactions are described in greater detail in note 18. Commencing in the first quarter of 2008, the results for Reinsurance – Other were reported excluding the operating results of nSpire Re’s former Group Re business (nSpire Re had prior to that time ceased to participate in new Group Re business).

CRC (Bermuda) and Wentworth may participate in certain of the reinsurance programs of Fairfax’s subsidiaries, by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms and pricing as the third party reinsurers, consistent with the company’s objective of retaining more business for its own account during periods of favourable market conditions. That participation and, since 2004, certain third party business of CRC (Bermuda) and Wentworth is reported as “Group Re”. Group Re’s activities are managed by Fairfax. Group Re’s cumulative pre-tax income, since its inception in 2002 to 2009 inclusive and including business derived from Fairfax subsidiaries and third party insurers and reinsurers, was $151.4, notwithstanding its hurricane-related $80.0 pre-tax loss in 2005.

	2009					2008			2007
				Inter-
	Group Re	Advent(1)	Polish Re(2)	company	Total	Group Re	Advent(1)	Total	Group Re

Underwriting profit (loss)	(10.3)	21.6	0.6	–	11.9	(22.7)	(22.3)	(45.0)	10.9

Combined ratio
Loss & LAE	77.5%	71.2%	76.3%	–	74.4%	79.3%	96.3%	84.3%	54.6%
Commissions	25.2%	14.1%	18.4%	–	19.2%	30.6%	23.8%	28.6%	39.1%
Underwriting expense	1.3%	7.2%	4.5%	–	4.5%	2.0%	8.1%	3.7%	2.1%

	104.0%	92.5%	99.2%	–	98.1%	111.9%	128.2%	116.6%	95.8%

Gross premiums written	263.7	386.1	88.4	(49.9)	688.3	185.4	60.4	245.8	250.2

Net premiums written	263.7	277.0	79.1	–	619.8	185.5	40.6	226.1	251.2

Net premiums earned	255.2	289.6	83.3	–	628.1	190.8	78.8	269.6	258.4

Underwriting profit (loss)	(10.3)	21.6	0.6	–	11.9	(22.7)	(22.3)	(45.0)	10.9
Interest and dividends	15.6	17.8	4.1	–	37.5	22.4	7.7	30.1	25.1

Operating income (loss)	5.3	39.4	4.7	–	49.4	(0.3)	(14.6)	(14.9)	36.0
Net gains (losses) on investments	(22.5)	(11.0)	7.7	–	(25.8)	40.5	(12.4)	28.1	8.9

Pre-tax income (loss) before interest and other	(17.2)	28.4	12.4	–	23.6	40.2	(27.0)	13.2	44.9

Net income (loss) after taxes	(14.2)	6.7	11.3	–	3.8	49.2	(20.2)	29.0	44.9

(1)	These results differ from those published by Advent primarily due to differences in classification between Canadian GAAP and IFRS.

(2)	These results differ from those published by Polish Re primarily due to differences between Canadian and Polish GAAP.

Improved underwriting results for the Reinsurance – Other segment in 2009 included a combined ratio of 98.1% and underwriting profit of $11.9, compared to 116.6% and an underwriting loss of $45.0 respectively in 2008, with 2008 underwriting results reflecting the significant impact of U.S. hurricane losses. In 2009, net adverse development of prior years’ reserves of 5.1 combined ratio points ($32.2) primarily related to Group Re’s 2002 and prior years’ losses ceded by Northbridge and increased losses at Advent primarily related to Hurricane Ike (compared to net favourable development in 2008 of 1.2 combined ratio points or $3.2). With fewer large catastrophe events in 2009 compared to 2008, current period catastrophe losses in 2009 totaled 4.0 combined ratio points ($24.8 net of reinstatement premiums) and related principally to Advent’s property catastrophe business, compared to 32.9 combined ratio points ($89.9 net of reinstatement premiums) for Advent and Group Re in 2008, primarily related to Hurricanes Ike and Gustav.

The Reinsurance – Other segment had a total underwriting loss of $45.0 and a combined ratio of 116.6% in 2008 (Group Re 111.9%, Advent 128.2%). Group Re had an underwriting loss of $22.7 and a combined ratio of 111.9% in 2008, compared to a $10.9 underwriting profit and a combined ratio of 95.8% in 2007. Group Re’s results for 2008 included the impact of incurred losses of 6.8 combined ratio points ($13.0) related to the CTR life portfolio and 1.2 combined ratio points ($2.4) of net adverse development of prior years’ reserves (compared to a benefit of 11.0 combined ratio points ($28.4) in 2007). Advent had an underwriting loss of $22.3 and a combined ratio of 128.2% for the portion of 2008 (since September 11, 2008) that its results were included in the consolidated Fairfax results. These 2008 results included the impact of catastrophe losses related to Hurricanes Ike and Gustav (99.4 combined ratio points, $83.8 net of reinstatement premiums) and net favourable development of prior years’ reserves (7.1 combined ratio points, $5.6). Advent’s underwriting results, and particularly its combined ratio, as reported above in Fairfax’s business segment reporting was adversely impacted by virtue of the inclusion of Advent’s net earned premiums only from September 11, 2008, concurrent with the inclusion since that date of significant incurred catastrophe losses from Hurricane Ike. Prior to giving effect to the significant losses related to Hurricanes Ike and Gustav, Advent’s combined ratio in 2008 was 28.8%.

Gross premiums written and net premiums written in 2009 by the Reinsurance – Other segment compared to 2008 increased significantly as a result of the consolidation of Advent and Polish Re and increased activity at Group Re.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Advent’s net premiums written (as well as its net premiums earned and net claims incurred) included $91.3 of reinsurance-to-close premiums related to the closure of Syndicate 2 into Syndicate 3330, an increase in Syndicate 3330 capacity from approximately 45% to 100%, and an increase in Syndicate 780 capacity from 80.4% to 83.7%. Increased gross premiums written by Group Re in 2009 included $42.3 related to a quota share contract with Advent (40% of Advent’s property reinsurance business) and increased third party business, principally related to property catastrophe covers. Increased underwriting profit and interest and dividend income, partially offset by decreased net gains on investments, and including the effect of the inclusion of the results of Advent and Polish Re, produced increased pre-tax income before interest and other of $23.6 compared to $13.2 in 2008.

Gross premiums written and net premiums written in 2008 by the Reinsurance – Other segment compared to 2007 reflected the consolidation of Advent and the significant year-over-year decline in premiums written by Group Re. Increasingly competitive conditions in reinsurance markets accounted for declines in gross premiums written and net premiums written in 2008 by Group Re compared to 2007 of 25.9% and 26.2% respectively. In 2008, an underwriting loss, primarily resulting from catastrophe losses, partially offset by increased net gains on investments, produced reduced net income of $29.0 compared to $44.9 in 2007.

In 2009, Fairfax invested $39.9 and incurred $2.4 in start-up costs related to Fairfax Brasil, which expects to offer a comprehensive range of commercial property and casualty coverages to the Brazilian market in 2010, subject to receipt of final regulatory approval from the Brazilian insurance regulator.

Set out below are the balance sheets for Reinsurance – Other as at December 31, 2009 and 2008.

	2009					2008
				Inter-
	Group Re	Advent(1)	Polish Re(2)	company	Total	Group Re	Advent(1)	Total

Assets
Accounts receivable and other	53.9	105.9	15.6	(16.8)	158.6	28.4	93.6	122.0
Recoverable from reinsurers	0.4	99.9	14.6	(26.0)	88.9	0.4	93.0	93.4
Portfolio investments	821.0	638.9	142.3	–	1,602.2	655.6	535.7	1,191.3
Deferred premium acquisition costs	3.9	13.5	6.8	–	24.2	3.1	14.6	17.7
Future income taxes	–	29.9	–	–	29.9	–	30.3	30.3
Premises and equipment	–	0.4	1.6	–	2.0	–	0.7	0.7
Goodwill and intangible assets	–	4.3	14.4	–	18.7	–	3.9	3.9
Due from affiliates	9.2	–	–	–	9.2	0.9	–	0.9
Other assets	–	1.2	–	–	1.2	–	2.3	2.3
Investments in Fairfax affiliates	69.1	–	–	–	69.1	75.9	–	75.9

Total assets	957.5	894.0	195.3	(42.8)	2,004.0	764.3	774.1	1,538.4

Liabilities
Accounts payable and accrued liabilities	0.6	18.5	6.8	–	25.9	–	11.8	11.8
Due to affiliates	–	–	0.3	–	0.3	–	–	–
Funds withheld payable to reinsurers	–	39.2	0.1	(18.1)	21.2	0.2	28.6	28.8
Provision for claims	509.6	520.1	78.1	(17.0)	1,090.8	404.4	452.1	856.5
Unearned premiums	114.6	63.0	26.3	(7.7)	196.2	91.6	61.9	153.5
Future income taxes payable	–	–	2.0	–	2.0	–	–	–
Long term debt	–	94.2	–	–	94.2	–	93.4	93.4

Total liabilities	624.8	735.0	113.6	(42.8)	1,430.6	496.2	647.8	1,144.0

Shareholders’ equity	332.7	159.0	81.7	–	573.4	268.1	126.3	394.4

Total liabilities and shareholders’ equity	957.5	894.0	195.3	(42.8)	2,004.0	764.3	774.1	1,538.4

(1)	This balance sheet differs from that published by Advent primarily due to differences in classification between Canadian GAAP and IFRS and purchase accounting adjustments (principally goodwill) which arose on the privatization of Advent. Excluding these purchase accounting adjustments, Advent’s Canadian GAAP shareholders’ equity was $165.6 at December 31, 2009.

(2)	This balance sheet differs from that published by Polish Re primarily due to differences between Canadian and Polish GAAP and purchase accounting adjustments (principally goodwill and intangible assets) which arose on the acquisition of Polish Re. Excluding these purchase accounting adjustments, Polish Re’s Canadian GAAP shareholders’ equity was $63.0 at December 31, 2009.

Significant changes to the 2009 balance sheet compared to the 2008 balance sheet related primarily to the acquisition of a 100% interest in Polish Re adding $142.3 and $78.1 to portfolio investments and provision for claims respectively and the increased level of underwriting activity by Group Re and Advent in 2009. Portfolio investments increased at Group Re by $165.4 primarily reflecting the currency translation effect of the depreciation of the U.S. dollar relative to the Canadian dollar at CRC (Bermuda) and investment portfolio appreciation at Wentworth. The majority of the increase in the balance sheet of Advent resulted from the increased ownership share of Syndicate 3330 (100%) compared with that of Syndicate 2 (45%). Shareholders’ equity increased by $179.0 to $573.4 primarily as a result of the addition of Polish Re to the reporting segment, the impact of unrealized foreign currency translation gains due to the depreciation of the U.S. dollar relative to the Canadian dollar at CRC (Bermuda), a $23.5 capital contribution and the appreciation of available for sale securities.

Reinsurance – Other’s investments in Fairfax affiliates as at December 31, 2009 consisted of:

Affiliate	% interest

Northbridge	1.5
Advent	18.8
Ridley	25.1

Runoff

The runoff business segment was formed with the acquisition on August 11, 1999 of the company’s interest in The Resolution Group (“TRG”), which was comprised of the runoff management expertise and experienced personnel of TRG, and a wholly-owned insurance subsidiary in runoff, International Insurance Company (“IIC”). The runoff segment currently consists of two groups: the U.S. runoff group, consisting of the company resulting from the December 2002 merger of TIG Insurance Company and IIC and the Fairmont legal entities placed in runoff on January 1, 2006, and the European runoff group, consisting of RiverStone Insurance UK and nSpire Re. Both groups are managed by the dedicated TRG runoff management operation, identified under the RiverStone name, which has 197 employees in the U.S. and the U.K.

Set out below is a summary of the operating results of Runoff for the years ended December 31, 2009, 2008 and 2007.

	2009	2008	2007

Gross premiums written	1.1	12.6	8.0

Net premiums written	(0.5)	11.1	(10.4)

Net premiums earned	–	17.4	(3.3)
Losses on claims	(57.6)	(83.2)	(107.2)
Operating expenses	(94.8)	(109.6)	(70.3)
Interest and dividends	54.4	68.2	91.6

Operating loss	(98.0)	(107.2)	(89.2)
Net gains on investments	129.2	499.8	276.8

Pre-tax income before interest and other	31.2	392.6	187.6

Commencing in the first quarter of 2008 (prior to which time nSpire Re had ceased to participate in new Group Re business), nSpire Re’s former Group Re business was reported in Runoff such that Runoff now includes all of the operating results of nSpire Re. Commencing in 2007, results of Runoff were reported excluding the operating results of Group Re.

The Runoff segment reported pre-tax income of $31.2 in 2009 compared to $392.6 in 2008, reflecting a decreased operating loss of $98.0 and lower net gains on investments of $129.2. Decreased operating expenses, decreased incurred losses and a decline in interest and dividend income resulted in a decreased operating loss of $98.0 in 2009 compared to an operating loss of $107.2 in 2008. Incurred losses of $57.6 in 2009 included $100.2 of net strengthening of loss reserves in U.S. Runoff (including $36.8 of strengthening of workers’ compensation and latent reserves, $59.8 of reinsurance recoverable balances written off, and net losses of $3.6 resulting from third quarter

FAIRFAX FINANCIAL HOLDINGS LIMITED

commutation losses of $21.1 and fourth quarter commutation gains of $17.5 (as described in note 7)), partially offset by $42.6 of net favourable development of reserves across all lines in European Runoff. Incurred losses of $83.2 in 2008 included $68.0 primarily related to strengthening of prior years’ U.S. workers’ compensation claims reserves and losses of $13.0 on reinsurance commutations, partially offset by modest net favourable development of prior years’ reserves in Europe. Reduced operating expenses in 2009 reflected the impact of operating cost reduction initiatives undertaken in 2008 and 2009 (operating expenses in 2008 included $11.9 in related severance and other costs). Net investment gains in 2009 of $129.2 (compared to net gains of $499.8 in 2008) included $96.2 of net gains on bonds, $92.1 of net gains on common stocks and equity derivatives and $6.0 of net gains related to foreign currency, partially offset by $35.4 of net losses related to credit default swaps and other derivatives and $29.8 of other than temporary impairments recorded on common stocks and bonds. Net gains on investments of $499.8 in 2008 were principally comprised of $311.5 of net gains related to credit default swaps, $142.8 of net gains on common stocks and equity derivatives and $126.5 of net gains on bonds, partially offset by $76.5 of other than temporary impairments recorded on common stocks and bonds and $5.4 of net losses related to foreign currency.

The Runoff segment generated pre-tax income before interest and other of $392.6 in 2008, reflecting an increased operating loss of $107.2 compared to 2007 and increased net gains on investments of $499.8 compared to $276.8 in 2007 (principally comprised of net gains related to credit default swaps of $238.7, net gains on bonds of $7.4, net gains on common stocks and equity derivatives of $5.2 and net gains related to foreign currency of $19.4, partially offset by other than temporary impairments recorded on common stock and bond investments of $3.3). Incurred losses on claims in 2008 included $68.0 primarily related to strengthening of prior years’ U.S. workers’ compensation claims reserves and losses on reinsurance commutations, partially offset by net favourable development of prior years’ reserves in Europe. Incurred losses on claims in 2007 included $9.5 of net favourable reserve development in European runoff and the impact of $100.4 of net unfavourable reserve development in U.S. runoff, primarily attributable to strengthening of TIG reserves for workers’ compensation and uncollectible reinsurance. Operating expenses in 2008 included $11.9 related to severance and related costs. Operating expenses in 2007 of $70.3 benefited from measures undertaken as part of the restructuring of the runoff organization in 2006 and 2007. Lower incurred losses on claims and loss adjustment expenses and higher net premiums earned, partially offset by increased operating expenses and a decline in interest and dividends, resulted in an increased operating loss of $107.2 in 2008 compared to $89.2 in 2007.

Runoff cash flow may be volatile as to timing and amounts, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only collected subsequently in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims. During 2009, 2008 and 2007, the runoff group did not require cash flow funding from Fairfax. Based upon runoff’s projected plans and absent unplanned adverse developments, it is expected that in the future runoff will not require any cash flow funding from Fairfax that would be significant in relation to holding company cash resources.

Set out below are the balance sheets for Runoff as at December 31, 2009 and 2008.

	2009	2008

Assets
Accounts receivable and other	228.3	142.7
Recoverable from reinsurers	1,378.0	1,927.8
Portfolio investments	2,413.8	2,478.1
Deferred premium acquisition costs	–	0.1
Future income taxes	552.7	637.7
Premises and equipment	1.4	2.2
Goodwill and intangible assets	–	0.1
Due from affiliates	4.8	–
Other assets	25.1	20.5
Investments in Fairfax affiliates	309.6	274.4

Total assets	4,913.7	5,483.6

Liabilities
Accounts payable and accrued liabilities	177.2	243.3
Income taxes payable	0.3	2.5
Short sale and derivative obligations	7.2	11.6
Due to affiliates	–	5.3
Funds withheld payable to reinsurers	21.3	20.7
Provision for claims	3,265.7	3,806.2
Unearned premiums	–	0.4

Total liabilities	3,471.7	4,090.0

Shareholders’ equity	1,442.0	1,393.6

Total liabilities and shareholders’ equity	4,913.7	5,483.6

The balance sheet for Runoff represents the sum of individual entity balance sheets even though the individual entities are not necessarily a part of the same ownership structure. The European runoff balance sheet excludes the approximately $0.9 billion of capital of nSpire Re related to the acquisition financing of the U.S. insurance and reinsurance companies. The following commentary relates to the balance sheet as at December 31, 2009.

Approximately $557.2 and $252.8 of the total $2,413.8 of cash and short term investments and portfolio investments held at December 31, 2009 by U.S. runoff and European runoff, respectively, were pledged in the ordinary course of carrying on their business, to support insurance and reinsurance obligations. Reinsurance recoverables included, in the U.S. runoff segment, $345.7 emanating from IIC, predominantly representing reinsurance recoverables on asbestos, pollution and health hazard (APH) claims, and included, in the European runoff segment, $23.3 of reinsurance recoverables on APH claims.

Significant changes to the 2009 balance sheet of the Runoff segment compared to 2008 primarily related to the continued progress achieved by Runoff management, as reflected by the $540.5 decline in the provision for claims and the $549.8 decrease in recoverable from reinsurers (including the reductions as a result of reinsurance commutations, certain of which are described in note 7).

The $552.7 future income taxes asset is entirely attributable to the U.S. runoff segment. The net operating losses in the European runoff segment have a full valuation allowance recorded against them. The $552.7 future income taxes asset on the U.S. runoff balance sheet consisted principally of $521.3 of capitalized U.S. operating losses, which have been used by other Fairfax subsidiaries within the U.S. consolidated tax group (and have therefore been eliminated in the preparation of the company’s consolidated balance sheet) but which remain with the U.S. runoff companies on a stand-alone basis, and $31.4 of temporary differences.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Runoff’s investments in Fairfax affiliates as at December 31, 2009 consist of:

Affiliate	% interest

OdysseyRe	19.0
Northbridge	16.4
Advent	20.8
TRG Holdings	8.0

Other(1)

	2009	2008	2007

Revenue	556.4	99.4	434.5
Costs and expenses	(544.0)	(98.0)	(401.5)

Operating income	12.4	1.4	33.0
Net losses on investments	–	–	(7.6)

Pre-tax income before interest and other	12.4	1.4	25.4
Interest expense	(1.0)	(0.4)	(15.7)

Pre-tax income	11.4	1.0	9.7

(1)	These results differ from those published by Ridley Inc. primarily due to purchase accounting adjustments recorded by Fairfax related to the acquisition of Ridley.

The Other business segment comprises the animal nutrition business (Ridley) for the years ended December 31, 2009 and 2008 and the claims adjusting, appraisal and loss management services business (Cunningham Lindsey) for the year ended December 31, 2007. During December 2007, the company sold a 55.4% interest in the Cunningham Lindsey operating companies and commenced equity accounting for the retained interests in those operations, pursuant to the transaction described in note 18.

During the fourth quarter of 2008, the company acquired a 67.9% interest in Ridley, pursuant to the transaction described in note 18, and Ridley’s assets and liabilities and results of operations were included in the company’s consolidated financial reporting. The results of operations for Ridley (as included in Fairfax’s 2008 financial reporting) comprised the fifty-eight day period beginning November 4, 2008 and ended December 31, 2008. Ridley’s financial results in 2009 reflected the impact of improved gross profits and increased sales volumes across all of Ridley’s reporting segments. Improved operating margins reflected the successful achievement of cost reductions and expense management initiatives. Ridley is one of North America’s leading commercial animal nutrition companies.

Set out below are the balance sheets for Other as at December 31, 2009 and 2008.

	2009	2008

Assets
Accounts receivable and other	39.2	45.2
Portfolio investments	1.6	6.2
Future income taxes	1.0	4.7
Premises and equipment	87.3	85.6
Goodwill and intangible assets	21.9	25.3
Other assets	54.1	60.8

Total assets	205.1	227.8

Liabilities
Subsidiary indebtedness	12.1	21.1
Accounts payable and accrued liabilities	45.5	59.4
Income taxes payable	0.1	–
Short sale and derivative obligations	0.3	–
Future income taxes payable	22.8	28.6
Long term debt	0.6	0.7

Total liabilities	81.4	109.8
Shareholders’ equity	123.7	118.0

Total liabilities and shareholders’ equity	205.1	227.8

Interest and Dividends

Interest and dividend income earned by the company’s insurance and reinsurance operations in 2009 increased to $557.0 from $476.1 in 2008, primarily reflecting the impact of higher yielding municipal and other tax exempt debt securities and corporate bonds purchased in the fourth quarter of 2008 and in 2009 with the proceeds of sale of lower yielding government debt securities, as well as the inclusion of the interest and dividend income of Polish Re. Interest income on a tax-equivalent basis increased significantly in 2009 compared to 2008 (tax advantaged bond holdings of $4,550.2 as at December 31, 2009 compared to $4,104.6 as at December 31, 2008).

Interest and dividend income earned by the company’s insurance and reinsurance operations in 2008 decreased to $476.1 from $604.4 in 2007 primarily due to losses recorded on equity method investments and the effect of lower short term interest rates prevailing in 2008 compared to 2007, partially offset by the inclusion of interest and dividend income of Advent in 2008 results.

Consolidated interest and dividend income in 2009 increased 13.8% to $712.7 from $626.4 in the twelve months of 2008, primarily due to the inclusion of Advent and Polish Re in 2009 and the impact of purchases of higher yielding municipal and other tax exempt debt securities and corporate bonds in the fourth quarter of 2008 and in 2009 with the proceeds of sale of lower yielding government debt securities.

Consolidated interest and dividend income decreased 17.7% to $626.4 in 2008 from $761.0 in 2007, principally due to the year-over-year decline in short term interest rates, despite a $1.6 billion increase in the average investment portfolio in 2008 compared to 2007, including the effect of the consolidation of Advent in 2008.

Net Gains on Investments

Net gains on investments earned by the company’s insurance and reinsurance operations decreased in 2009 to $668.0 from $1,381.8 in 2008. Consolidated net gains on investments in 2009 of $944.5 (2008 – $2,570.7; 2007 – $1,665.9) included net gains of $129.2 (2008 – $499.8; 2007 – $276.8) for the runoff companies, $147.3 (2008 – $689.1; 2007 – $371.2) of net gains for the holding company and net losses of nil (2008 – nil; 2007 – $7.6) for the Cunningham Lindsey operations in addition to the net investment gains of the insurance and reinsurance operating companies. Consolidated net gains on investments in 2009 of $944.5 included $937.9 of net gains on bonds, $463.3 of net gains on common stocks and equity derivatives and $26.6 of net gains on preferred stocks, partially offset by $340.0 of

FAIRFAX FINANCIAL HOLDINGS LIMITED

other than temporary impairments recorded on common stock and bond investments, $147.2 of net losses related to credit default swaps and other derivatives and $17.6 of net losses related to foreign currency. Consolidated net gains on investments in 2008 of $2,570.7 included $2,096.8 of net gains on common stocks and equity derivatives, $1,305.7 of net gains related to credit default swaps and other derivatives and $218.9 of net gains on bonds, partially offset by $1,011.8 of other than temporary impairments recorded on common stocks and bonds and $45.4 of net losses related to foreign currency. Consolidated net gains on investments of $1,665.9 in 2007 included net gains of $1,141.3 related to credit default swaps, a gain of $220.5 on the disposition of the company’s investment in Hub, net gains of $149.5 related to equity and equity index total return swaps and short positions, net gains on common stocks of $138.8 and net gains of $137.5 related to foreign currency, partially offset by $109.0 recorded as other than temporary impairments on common stock and bond investments.

Fairfax holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term. During the third quarter of 2009, as a result of the rapid increase in the valuation level of worldwide equity markets, the company determined to protect a portion of its equity and equity-related holdings against a potential decline in equity markets by way of short positions effected through equity index total return swaps. At the inception of the short positions, the resulting equity hedge represented approximately one-quarter of the company’s equity and equity-related holdings. At year-end, as a result of decreased equity and equity-related holdings and increased short positions, the equity hedges had increased to approximately 30%. The company believes that the equity hedges will be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate; however, due to a lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to estimate the reasonably likely future impact of the company’s economic hedging programs related to equity risk.

As of December 31, 2009, the company owned $5.9 billion (2008 – $8.9 billion) notional amount of credit default swaps with an average term to maturity of 2.4 years (2008 – 3.3 years), an original cost of $114.8 (2008 – $161.5) and a fair value of $71.6 (2008 – $415.0). As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of credit spreads) will generally decline. The initial premium paid for each credit default swap contract was recorded as a derivative asset and was subsequently adjusted for changes in the unrealized market value of the contract at each balance sheet date. Changes in the unrealized market value of the contract were recorded as net gains (losses) on investments in the company’s consolidated statements of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset.

The purchased credit protection positions held by the company at December 31, 2009 and 2008 comprised a diversified portfolio of industry-standard credit default swap contracts referenced to approximately two dozen entities in the global financial services industry. At the inception of a purchase of credit protection in the form of a credit default swap (or in very limited instances, at regular intervals during the term of the credit default swap contract), the company paid a cash premium to the counterparty for the right to recover any decrease in value of the underlying debt security that resulted from a credit event related to the referenced issuer for a period ranging from five to seven years from the contract’s inception. The credit events, as defined by the respective credit default swap contracts establishing the rights to recover amounts from the counterparties, are comprised of ISDA standard credit events which are: bankruptcy, obligation acceleration, obligation default, failure to pay, repudiation/moratorium and restructuring. All credit default swap contracts held by the company had been entered into with Citibank, Deutsche Bank AG, Barclays Bank PLC or the Bank of Montreal as the counterparty, with contracts referenced to certain issuers held with more than one of these counterparties. As the company’s only exposure to loss on these contracts stems from the initial premium paid in cash to enter into the contract at inception, there are no requirements for the company to post collateral with respect to these contracts. With the exception of the Bank of Montreal (with which the company placed only one small contract), the bank counterparties are required to post government debt securities as collateral in support of their total obligation owed to the company for all credit default swap contracts outstanding once such total obligation, aggregated for all contracts with that counterparty, exceeds a threshold amount (except for Citibank where there was no threshold), as defined in the individual master agreements with each counterparty.

During 2009, the company sold $3,042.9 (2008 – $11,629.8; 2007 – $965.5) notional amount of credit default swaps for proceeds of $231.6 (2008 – $2,048.7; 2007 – $199.3) and recorded net gains on sale of $46.2 (2008 – $1,047.5; 2007 – $185.1) and net mark-to-market losses of $160.8 (2008 – net gains of $238.9; 2007 – net gains of

$956.2) in respect of positions remaining open at year end. Sales of credit default swap contracts during 2009 and 2008 caused the company to reverse any previously recorded unrealized market value changes since the inception of the contract and to record the actual amount of the final cash settlement through net gains (losses) on investments in the consolidated statements of earnings.

The following table and accompanying commentary summarize the sales of credit default swaps since the inception of this investment position, and show the cumulative realized and unrealized gains on credit default swaps as of December 31, 2009. Note that non-GAAP measures are used in this illustrative summary, as explained below.

					Excess of sale
					proceeds over
	Notional	Original	Sale		original
	amount	acquisition cost	proceeds		acquisition cost

FY 2007	965.5	25.7	199.3		173.6
FY 2008	11,629.8	245.8	2,048.7		1,802.9
FY 2009	3,042.9	46.9	231.6		184.7

Cumulative sales since inception	15,638.2	318.4	2,479.6		2,161.2
Remaining credit default swap positions at December 31, 2009	5,926.2	114.8	71.6	(1)	(43.2	)(2)

Cumulative realized and unrealized from inception	21,564.4	433.2	2,551.2		2,118.0

(1)	Market value as of December 31, 2009

(2)	Unrealized gain (measured using original acquisition cost) as of December 31, 2009

The company has sold $15.64 billion notional amount of credit default swaps since inception with an original acquisition cost of $318.4 for cash proceeds of $2.48 billion and a cumulative gain (measured using original acquisition cost) of $2.16 billion. As of December 31, 2009, the remaining $5.93 billion notional amount of credit default swaps had a market value of $71.6 and an original acquisition cost of $114.8, representing an unrealized loss (measured using original acquisition cost) of $43.2.

The credit default swaps are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition. The timing and amount of changes in fair value of fixed income securities and recoverable from reinsurers are by their nature uncertain. As a result of these data limitations and market uncertainties, it is not possible to estimate the reasonably likely future impact of the company’s economic hedging programs related to credit risk.

Interest Expense

Consolidated interest expense increased 4.9% to $166.3 in 2009 from $158.6 in 2008, primarily reflecting the additional interest expense incurred following the company’s third quarter issuance of Cdn$400.0 of senior unsecured notes, partially offset by decreased interest expense as a result of lower subsidiary debt in 2009 compared to 2008.

Consolidated interest expense in 2008 decreased to $158.6 from $209.5 in 2007, primarily reflecting the significant year-over-year reductions in debt at the holding company and subsidiaries, and the inclusion in 2007 interest expense of one-time costs of $21.2 incurred in the Crum & Forster debt offering and tender offer in 2007, partially

FAIRFAX FINANCIAL HOLDINGS LIMITED

offset by additional interest expense as a result of the consolidation of Advent and Ridley. Consolidated interest expense is comprised of the following:

	2009	2008	2007

Fairfax	101.4	89.1	105.1
Crum & Forster	27.8	28.3	29.8
Crum & Forster debt offering and tender offer costs	–	–	21.2
OdysseyRe	31.0	34.2	37.7
Cunningham Lindsey	–	4.0	15.7
Advent	5.1	2.6	–
Ridley	1.0	0.4	–

	166.3	158.6	209.5

          Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and investment income, including net investment gains and losses, earned on holding company cash, short term investments and marketable securities, and is comprised of the following:

	2009	2008	2007

Fairfax corporate overhead	88.3	94.7	110.0
Subsidiary holding companies corporate overhead	64.3	44.6	38.1
Holding company interest and dividends	(36.4)	(28.8)	(19.3)
Holding company net gains on investments	(147.3)	(689.1)	(371.2)
Investment management and administration fees	(64.9)	(53.3)	(45.7)

	(96.0)	(631.9)	(288.1)

Fairfax corporate overhead expense in 2009 declined to $88.3 from $94.7 in 2008, primarily reflecting lower legal expenses, partially offset by increased compensation expenses. Subsidiary holding companies corporate overhead expenses increased from $44.6 in 2008 to $64.3 in 2009, principally as a result of increased compensation and legal expenses, including expenses related to the OdysseyRe privatization. Interest and dividend income increased in 2009, reflecting increased average holdings of cash, short term investments and marketable securities during the year. Net investment gains were $147.3 in 2009 (including $121.1 of net gains on common stocks and equity derivatives, $68.2 of net gains on bonds, $8.2 of net gains related to foreign currency and $7.9 of net gains on preferred stocks, partially offset by $72.0 of net losses related to credit default swaps and other derivatives and $10.8 of other than temporary impairments recorded on common stocks and bonds), compared to net investment gains of $689.1 in 2008 (including $693.0 of net gains on common stocks and equity derivatives and $209.4 of net gains related to credit default swaps and other derivatives, partially offset by $77.2 of other than temporary impairments recorded on common stocks and bonds, $142.8 of net losses on bonds and $15.2 of net losses related to foreign currency).

Fairfax corporate overhead expense in 2008 decreased to $94.7 from $110.0 in 2007, primarily as a result of the recognition of negative goodwill related to the company’s increased investment in Advent, and the effect of the inclusion in 2007 of a capital tax reassessment related to prior taxation years of $10.1, partially offset by increased legal and consulting fees. Subsidiary holding companies corporate overhead expense in 2008 increased to $44.6 from $39.0 in 2007, primarily due to subsidiaries’ increased charitable donations, partially offset by year-over-year declines in office and general expenses and compensation expense. Corporate overhead expenses incurred in 2008 were more than offset by investment income earned (including net gains on investments) on holding company cash, short term investments and marketable securities and by investment management and administration fees earned. Net investment gains were $689.1 in 2008 compared to net investment gains of $371.2 in 2007 (including $91.1 of net gains related to common stocks and equity derivatives, $247.4 of net gains related to credit default swaps, $20.8 of net gains related to foreign currency and $10.1 of net gains on bonds).

          Income Taxes

The effective income tax rate of 17.8% implicit in the $214.9 provision for income taxes in 2009 differed from the company’s statutory income tax rate of 33.0% primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities), income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate, the recognition of the benefit of previously unrecorded accumulated income tax losses, the release of $30.7 of income tax provisions subsequent to the completion of examinations of the tax filings of prior years by taxation authorities, and adjustments for prior years, partially offset by income taxes on unrealized foreign currency gains on the company’s publicly issued debt securities.

The effective income tax rate of 30.9% implicit in the $755.6 provision for income taxes in 2008 differed from the company’s statutory income tax rate of 33.5% primarily as a result of the effect of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and where the benefit of accumulated income tax losses is unrecorded, the release of $23.3 of income tax provisions subsequent to the completion of examinations of the tax filings of prior years by taxation authorities, and the effect of reduced unrealized foreign currency gains on the company’s publicly issued debt securities, partially offset by the effect of the unrecorded tax benefit on unrealized losses arising from other than temporary impairments recorded on common stock and bond investments.

The effective income tax rate of 32.9% implicit in the $711.1 provision for income taxes in 2007 differed from the company’s statutory income tax rate of 36.1% primarily as a result of the effects of the non-taxable portion of the gain recognized on the sale of Hub by the Canadian subsidiaries and of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and where the benefit of accumulated income tax losses is unrecorded.

          Non-controlling Interests

Non-controlling interests in the consolidated statements of earnings arose from the following subsidiaries:

	2009	2008	2007

OdysseyRe	130.1	209.9	241.0
Northbridge	2.7	18.4	111.0
Ridley	0.3	0.2	–
Advent	0.8	(13.6)	–
Cunningham Lindsey	–	–	1.5

	133.9	214.9	353.5

During the first quarter of 2009, Fairfax completed the privatization of Northbridge, as described in note 18. During the fourth quarter of 2009, the company completed the acquisition of the outstanding common shares of OdysseyRe and Advent not already owned by Fairfax, as described in note 18.

During 2009 (prior to the OdysseyRe privatization), OdysseyRe purchased on the open market approximately 1.8 million (2008 – 9.5 million) of its common shares pursuant to its previously announced common share repurchase programme, increasing the company’s ownership of OdysseyRe to 72.6% as at September 30, 2009. During the first quarter of 2009, the company completed the previously announced Northbridge going-private transaction, increasing the company’s ownership of Northbridge to 100% (this transaction is described in note 18). During 2008, Northbridge purchased on the open market 2.3 million of its common shares pursuant to its previously announced common share repurchase programme, increasing the company’s ownership of Northbridge to 63.6% prior to its privatization. Upon increasing the company’s total interest in Advent to 58.5% in the third quarter of 2008 from 44.5%, the company commenced the consolidation of Advent’s results of operations and the related non-controlling interest in its consolidated statements of earnings. During the fourth quarter of 2008 and the first six months of 2009, the company purchased an additional 8.1% and 0.1% interest in Advent respectively, increasing the company’s total ownership interest in Advent to 66.7% (27.1 million common shares). On July 17, 2009, the company announced a formal offer to acquire all of the outstanding common shares of Advent, other than those shares already owned by

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fairfax and its affiliates, for 220 U.K. pence in cash per common share. Upon acquiring a 67.9% interest in Ridley in the fourth quarter of 2008 (an additional 3.1% interest was acquired in 2009), the company commenced the consolidation of Ridley’s results of operations and the related non-controlling interest in its consolidated statements of earnings.

Provision for Claims

Since 1985, in order to ensure so far as possible that the company’s provision for claims (often called “reserves”) is adequate, management has established procedures so that the provision for claims at the company’s insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax, and one or more independent actuaries, including an independent actuary whose report appears in each Annual Report.

In the ordinary course of carrying on their business, Fairfax’s insurance, reinsurance and runoff companies may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Common situations where assets are so pledged, either directly or to support letters of credit issued for the following purposes, are regulatory deposits (such as with U.S. states for workers’ compensation business), deposits of funds at Lloyd’s in support of London market underwriting, and the provision of security as a non-admitted company, as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $2.2 billion of cash and investments pledged by the company’s subsidiaries at December 31, 2009, as described in note 3 to the consolidated financial statements, represented the aggregate amount as at that date that had been pledged in the ordinary course of business to support each pledging subsidiary’s respective obligations, as previously described in this paragraph (these pledges do not involve the cross-collateralization by one group company of another group company’s obligations).

Claims provisions are established by our primary insurance companies by the case method as claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. Our reinsurance companies rely on initial and subsequent claims reports received from ceding companies to establish their estimated provisions. In determining the provision to cover the estimated ultimate liability for all of the company’s insurance and reinsurance obligations, a provision is also made for management’s calculation of factors affecting the future development of claims including IBNR (incurred but not reported) based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the estimation elements encompassed in this process, and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original provisions can be developed.

The development of the provision for claims is shown by the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development means that the original reserve estimates were lower than subsequently indicated. The aggregate net unfavourable development of ($30.3) and ($55.4) in 2009 and 2008 respectively were comprised as shown in the following table:

	Favourable/(Unfavourable)
	2009	2008

Insurance – Canada (Northbridge)	14.1	63.3
– U.S. (Crum & Forster)	25.0	25.2
– Asia (Fairfax Asia)	8.1	(3.4)
Reinsurance – OdysseyRe	11.3	10.1
– Other	(31.2)	(2.3)

Insurance and reinsurance operating companies	27.3	92.9
Runoff	(57.6)	(64.1)
Crum & Forster reinsurance commutation	–	(84.2)

Net reserve development	(30.3)	(55.4)

The following table presents a reconciliation of the provision for claims and loss adjustment expense (LAE) for the insurance, reinsurance and runoff operations for the most recent five years. As shown in the table, the sum of the provision for claims for all of Fairfax’s insurance, reinsurance and runoff operations was $14,747.1 as at December 31, 2009 – the amount shown as provision for claims on Fairfax’s consolidated balance sheet.

Reconciliation of Provision for Claims and LAE as at December 31

	2009	2008	2007	2006	2005

Total insurance subsidiaries	3,810.4	3,716.3	3,478.3	3,184.0	3,037.3

Reinsurance subsidiaries owned throughout the year(1)	5,629.6	4,964.3	5,051.5	4,986.7	4,527.0
Reinsurance subsidiaries acquired during the year(2)	68.4	372.9	–	–	–

Total reinsurance subsidiaries	5,698.0	5,337.2	5,051.5	4,986.7	4,527.0

Runoff subsidiaries owned throughout the year	1,956.7	1,989.9	2,116.5	2,487.9	1,759.7
Runoff subsidiaries acquired during the year(3)	–	–	–	–	38.2

Total runoff subsidiaries	1,956.7	1,989.9	2,116.5	2.487.9	1,797.9

Net provision for claims and LAE	11,465.1	11,043.4	10,646.3	10,658.6	9,362.2
Reinsurance gross-up	3,282.0	3,685.0	4,401.8	4,843.7	6,872.9

Gross provision for claims and LAE	14,747.1	14,728.4	15,048.1	15,502.3	16,235.1

(1)	Including Group Re

(2)	Polish Re in 2009 and Advent in 2008

(3)	Corifrance in 2005

The fourteen tables that follow show the reserve reconciliation and the reserve development of Northbridge (Canadian insurance), Crum & Forster (U.S. insurance), Fairfax Asia (Asian insurance), OdysseyRe and Reinsurance – Other (Group Re, Polish Re and Advent) and Runoff’s net provision for claims. Because business is written in multiple geographic locations and currencies, there will necessarily be some distortions caused by foreign currency fluctuations. Northbridge tables are presented in Canadian dollars and Crum & Forster, Fairfax Asia, OdysseyRe, Reinsurance – Other and Runoff tables are presented in U.S. dollars.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company endeavours to establish adequate provisions for claims and LAE at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future, and future development could be significantly different from the past due to many unknown factors.

With regard to the five tables that follow that show the calendar year claims reserve development, note that when in any year there is a redundancy or reserve strengthening related to a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.

The accident year claims reserve development tables that follow for Northbridge, Crum & Forster and OdysseyRe show the development of the provision for claims reserves including LAE by accident year commencing in 1999, with the re-estimated amount of each accident year’s reserve development shown in subsequent years up to December 31, 2009. All claims are attributed back to the year of loss, regardless of when they were reported or adjusted. For example, Accident Year 2005 represents all claims with a date of loss between January 1, 2005 and December 31, 2005. The initial reserves set up at the end of the year are re-evaluated over time to determine their redundancy or deficiency based on actual payments in full or partial settlements of claims plus current estimates of the reserves for claims still open or claims still unreported.

Canadian Insurance – Northbridge

The following table shows for Northbridge the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2005 through 2009. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Northbridge

	2009	2008	2007	2006	2005
	(In Cdn$ except as indicated)

Provision for claims and LAE at January 1	1,931.8	1,696.0	1,640.2	1,408.7	1,153.9

Incurred losses on claims and LAE
Provision for current accident year’s claims	849.4	925.3	778.4	780.8	825.9
Foreign exchange effect on claims	(36.6)	59.2	(46.8)	0.8	(5.8)
Increase (decrease) in provision for prior accident years’ claims	(16.0)	(67.1)	(31.5)	54.1	(38.1)

Total incurred losses on claims and LAE	796.8	917.4	700.1	835.7	782.0

Payments for losses on claims and LAE
Payments on current accident year’s claims	(272.3)	(298.6)	(267.9)	(251.1)	(248.1)
Payments on prior accident years’ claims	(483.0)	(383.0)	(376.4)	(353.1)	(279.1)

Total payments for losses on claims and LAE	(755.3)	(681.6)	(644.3)	(604.2)	(527.2)

Provision for claims and LAE at December 31	1,973.3	1,931.8	1,696.0	1,640.2	1,408.7
Exchange rate	0.9539	0.8100	1.0132	0.8593	0.8561
Provision for claims and LAE at December 31 converted to U.S. dollars	1,882.3	1,564.8	1,718.4	1,409.5	1,205.9

The following table shows for Northbridge the original provision for claims reserves including LAE at each calendar year-end commencing in 1999, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Northbridge’s Calendar Year Claims Reserve Development

	Calendar year
As at December 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
	(In Cdn$)

Provision for claims including LAE	603.3	585.5	621.9	728.9	855.4	1,153.9	1,408.7	1,640.2	1,696.0	1,931.8	1,973.3
Cumulative payments as of:
One year later	218.9	223.7	200.7	273.7	233.4	279.1	353.1	376.4	383.0	483.0
Two years later	334.4	333.8	366.6	396.9	377.9	441.8	594.2	619.5	656.0
Three years later	417.8	458.2	451.4	500.1	493.3	576.0	777.3	835.4
Four years later	516.9	525.3	527.2	577.1	585.1	707.7	937.7
Five years later	566.7	573.9	580.6	632.3	671.0	803.4
Six years later	600.7	609.0	616.3	687.0	729.7
Seven years later	627.3	634.3	654.4	722.3
Eight years later	646.4	660.5	677.3
Nine years later	665.1	676.7
Ten years later	677.8
Reserves re-estimated as of:
One year later	596.7	617.9	630.1	724.8	864.8	1,114.6	1,461.7	1,564.3	1,674.0	1,883.8
Two years later	621.6	634.3	672.3	792.1	880.8	1,094.0	1,418.1	1,545.4	1,635.1
Three years later	638.0	673.9	721.8	812.2	890.1	1,096.7	1,412.5	1,510.3
Four years later	674.9	717.2	741.6	826.9	903.2	1,107.2	1,400.2
Five years later	711.8	724.5	752.2	836.6	924.4	1,117.7
Six years later	714.0	734.8	762.1	857.9	935.0
Seven years later	723.8	743.2	780.4	862.7
Eight years later	733.6	756.8	784.7
Nine years later	743.7	766.8
Ten years later	754.7
Favourable (unfavourable) development	(151.4)	(181.3)	(162.8)	(133.8)	(79.6)	36.2	8.5	129.9	60.9	48.0

Northbridge experienced net favourable reserve development of Cdn$48.0 in 2009 as a result of net favourable loss reserve development of Cdn$16.0 and the favourable effect of foreign currency movements on the translation of the U.S. dollar-denominated claims liabilities of Commonwealth and Markel of Cdn$32.0. The loss development reflected net favourable development of non-marine energy reserves in its large account segment, U.S. third party liability reserves in its transportation segment and across most lines and accident years in its small to medium account segment, partially offset by adverse development of pre-2003 casualty and commercial auto liability claims and the impact on loss reserves of an additional sales tax in certain Canadian provinces. The total foreign exchange effect on claims reserves contributed a favourable impact of Cdn$36.6 as a result of the strengthening of the Canadian dollar relative to the U.S. dollar during 2009 and comprised Cdn$32.0 related to prior years and Cdn$4.6 related to the current year.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table is derived from the “Northbridge’s Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

Northbridge’s Accident Year Claims Reserve Development

	Accident year
	1999 &
As at December 31	Prior	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
	(In Cdn$)

End of first year	603.3	207.7	227.7	299.5	404.2	522.4	573.1	531.6	508.1	640.8	572.4
One year later	596.7	215.2	219.6	253.3	346.4	467.2	646.8	499.2	505.1	631.7
Two years later	621.6	215.2	222.1	271.0	342.3	437.2	600.5	485.9	501.3
Three years later	638.0	217.9	228.4	271.3	336.9	426.9	584.4	463.2
Four years later	674.9	224.3	240.9	275.4	340.3	416.2	561.6
Five years later	711.8	229.4	241.2	275.2	340.2	416.1
Six years later	714.0	229.8	242.6	278.3	346.0
Seven years later	723.9	228.6	247.3	278.6
Eight years later	733.6	232.0	241.7
Nine years later	743.7	230.9
Ten years later	754.7
Favourable (unfavourable) development	(25.1)%	(11.2)%	(6.1)%	7.0%	14.4%	20.3%	2.0%	12.9%	1.3%	1.4%

Accident years 2002 to 2008 reflect cumulative net favourable development, largely attributable to lower than expected frequency and severity of claims in commercial automobile and property lines of business, with the exception of accident year 2005 that was adversely impacted by new claims and net adverse claims development on hurricane losses in calendar year 2006. Reserves for the 2000 and 2001 accident years were adversely impacted by higher than expected severity of automobile-related claims and general liability claims. Reserves for the 1999 and prior period were impacted by pre-1990 general liability claims.

U.S. Insurance – Crum & Forster

The following table shows for Fairfax’s U.S. insurance operations the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2005 through 2009. Beginning in 2006, U.S. insurance consists of Crum & Forster only (the years prior to 2006 include Fairmont, the business of which was assumed by Crum & Forster effective January 1, 2006 while the Fairmont entities were transferred to U.S. runoff). The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – U.S. Insurance

	2009	2008		2007	2006	2005

Provision for claims and LAE at January 1	2,038.3	1,668.9		1,686.9	1,756.7	1,703.1

Transfer of Fairmont to Runoff	–	–		–	(146.2)	–

Incurred losses on claims and LAE
Provision for current accident year’s claims	566.0	802.8		816.8	762.2	785.9
Increase (decrease) in provision for prior accident years’ claims	(25.0)	59.0		(46.6)	(48.9)	(31.3)

Total incurred losses on claims and LAE	541.0	861.8		770.2	713.3	754.6

Payments for losses on claims and LAE
Payments on current accident year’s claims	(157.0)	(228.3	)(1)	(217.2)	(158.0)	(171.5)
Payments on prior accident years’ claims	(632.9)	(264.1)		(571.0)	(478.9)	(529.5)

Total payments for losses on claims and LAE	(789.9)	(492.4)		(788.2)	(636.9)	(701.0)

Provision for claims and LAE at December 31	1,789.4	2,038.3		1,668.9	1,686.9	1,756.7

(1)	Reduced by $302.5 of proceeds from a significant reinsurance commutation.

The following table shows for Crum & Forster the original provision for claims reserves including LAE at each calendar year-end commencing in 1999, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amounts of these reserves.

Crum & Forster’s Calendar Year Claims Reserve Development (excluding Fairmont prior to 2006)

	Calendar year
As at December 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009

Provision for claims including LAE	2,187.5	1,736.6	1,318.2	1,238.4	1,538.2	1,578.2	1,610.6	1,686.9	1,668.9	2,038.3	1,789.4
Cumulative payments as of:
One year later	757.4	667.2	447.0	161.3	460.0	466.0	478.9	571.0	264.1	632.9
Two years later	1,301.8	1,012.2	525.0	514.5	792.2	796.7	848.7	629.2	649.0
Three years later	1,568.4	1,083.8	812.4	780.0	1,045.1	1,066.1	804.7	904.3
Four years later	1,633.9	1,311.1	1,029.8	970.2	1,257.1	959.6	1,013.8
Five years later	1,855.3	1,483.6	1,185.5	1,144.6	1,111.5	1,118.3
Six years later	2,023.8	1,613.9	1,337.6	960.8	1,241.7
Seven years later	2,151.5	1,739.9	1,137.6	1,064.1
Eight years later	2,276.0	1,531.6	1,232.6
Nine years later	2,085.4	1,617.9
Ten years later	2,166.9
Reserves re-estimated as of:
One year later	2,263.1	1,691.0	1,337.7	1,278.6	1,508.1	1,546.9	1,561.7	1,640.3	1,727.9	2,013.3
Two years later	2,269.2	1,708.3	1,411.7	1,285.9	1,536.0	1,509.2	1,525.3	1,716.5	1,692.4
Three years later	2,282.0	1,754.8	1,420.7	1,308.2	1,513.3	1,499.7	1,640.4	1,700.3
Four years later	2,325.1	1,765.2	1,438.6	1,296.8	1,545.5	1,616.7	1,653.0
Five years later	2,348.0	1,779.1	1,437.0	1,330.0	1,674.8	1,658.2
Six years later	2,361.6	1,794.1	1,469.0	1,457.2	1,719.4
Seven years later	2,368.4	1,816.6	1,592.4	1,472.9
Eight years later	2,388.5	1,945.5	1,607.5
Nine years later	2,513.4	1,957.5
Ten years later	2,530.1
Favourable (unfavourable) development	(342.6)	(220.9)	(289.3)	(234.5)	(181.2)	(80.0)	(42.4)	(13.4)	(23.5)	25.0

In 2009, Crum & Forster experienced net favourable development of $25.0, including an insurance recovery of $13.8 associated with the settlement of an asbestos lawsuit and net favourable emergence in workers’ compensation, commercial multi-peril and property lines, partially offset by adverse emergence in commercial auto and asbestos liabilities.

The following table is derived from the “Crum & Forster’s Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

Crum & Forster’s Accident Year Claims Reserve Development

	Accident year
	1999 &
As at December 31	Prior	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009

End of first year	2,187.5	231.0	294.4	347.7	420.9	530.1	529.7	604.2	599.6	574.5	408.9
One year later	2,263.1	179.3	296.6	313.9	383.5	470.9	518.5	594.0	582.5	585.1
Two years later	2,269.2	183.7	324.1	312.2	389.1	455.9	491.6	555.1	563.0
Three years later	2,282.0	187.1	322.8	316.7	377.8	414.2	489.7	526.3
Four years later	2,325.1	174.6	326.7	306.8	376.8	401.9	460.8
Five years later	2,348.0	174.9	310.1	308.0	378.9	398.8
Six years later	2,361.6	183.2	319.6	311.8	407.8
Seven years later	2,368.4	185.6	314.2	312.4
Eight years later	2,388.5	189.5	317.2
Nine years later	2,513.4	184.9
Ten years later	2,530.1
Favourable (unfavourable) development	(15.7)%	20.0%	(7.7)%	10.2%	3.1%	24.8%	13.0%	12.9%	6.1%	(1.8)%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Adverse development in accident year 2001 and prior accident years reflected the impact of increased frequency and severity on casualty lines and the effects of increased competitive conditions during this period, and included strengthening of asbestos, environmental and latent claims reserves on 1999 and prior accident years. Similar development experienced in accident year 2000 was more than offset by the benefit of corporate aggregate reinsurance. Accident year 1999 and prior years’ adverse development also reflected the adverse impact of the loss on a reinsurance commutation in 2008. Accident years 2002 to 2007 experienced net favourable development, principally attributable to workers’ compensation reserves and favourable development on general liability and commercial multi-peril exposures experiencing decreased loss activity. Accident year 2008 experienced unfavourable development due to higher claims emergence than expected for commercial auto liability, general liability and workers’ compensation lines.

Asian Insurance – Fairfax Asia

The following table shows for Fairfax Asia the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2005 through 2009. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Fairfax Asia

	2009	2008	2007	2006	2005

Provision for claims and LAE at January 1	113.2	91.0	87.6	74.7	54.7

Incurred losses on claims and LAE
Provision for current accident year’s claims	92.8	65.5	43.1	34.7	39.6
Foreign exchange effect on claims	2.5	0.1	2.2	2.1	(0.2)
Increase (decrease) in provision for prior accident years’ claims	(8.1)	3.4	(4.4)	2.8	5.1

Total incurred losses on claims and LAE	87.2	69.0	40.9	39.6	44.5

Payments for losses on claims and LAE
Payments on current accident year’s claims	(20.7)	(15.9)	(11.0)	(11.1)	(11.2)
Payments on prior accident years’ claims	(41.0)	(30.9)	(26.5)	(15.6)	(13.3)

Total payments for losses on claims and LAE	(61.7)	(46.8)	(37.5)	(26.7)	(24.5)

Provision for claims and LAE at December 31	138.7	113.2	91.0	87.6	74.7

The following table shows for Fairfax Asia the original provision for claims reserves including LAE at each calendar year-end commencing in 1999, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves. The following Asian insurance subsidiaries’ reserves are included from the respective years in which such subsidiaries were acquired:

Year acquired

Falcon Insurance	1998
Winterthur (Asia) (now part of First Capital Insurance)	2001
First Capital Insurance	2004

Fairfax Asia’s Calendar Year Claims Reserve Development

	Calendar year
As at December 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009

Provision for claims including LAE	9.2	11.0	29.6	23.1	25.1	54.7	74.7	87.6	91.0	113.2	138.7
Cumulative payments as of:
One year later	2.3	5.7	19.0	10.1	7.9	13.3	15.6	26.5	30.9	41.0
Two years later	5.3	7.9	26.1	14.1	13.1	21.9	32.6	45.2	49.8
Three years later	6.3	9.7	27.9	16.5	15.9	29.1	44.6	56.3
Four years later	7.0	10.8	29.1	17.8	17.3	32.6	50.3
Five years later	7.1	11.6	29.5	18.2	17.9	33.8
Six years later	7.2	11.6	29.7	18.5	18.2
Seven years later	7.2	11.7	29.8	18.7
Eight years later	7.2	11.7	30.0
Nine years later	7.2	11.7
Ten years later	7.2
Reserves re-estimated as of:
One year later	8.9	13.4	32.8	22.4	24.9	59.6	79.6	84.5	94.9	106.0
Two years later	9.1	14.1	32.3	22.2	23.1	58.2	72.2	84.1	84.7
Three years later	9.3	13.6	32.2	21.3	21.2	49.9	71.8	75.0
Four years later	8.3	13.3	31.5	20.5	20.0	48.3	64.7
Five years later	8.0	12.8	30.8	19.6	20.0	43.5
Six years later	7.5	12.3	30.2	19.8	19.2
Seven years later	7.4	11.9	30.4	19.6
Eight years later	7.2	11.9	30.4
Nine years later	7.2	11.9
Ten years later	7.2
Favourable (unfavourable) development	2.0	(0.9)	(0.8)	3.5	5.9	11.2	10.0	12.6	6.3	7.2

Fairfax Asia experienced net favourable reserve development of $7.2 during 2009 as a result of net favourable loss reserve development of $8.1 and unfavourable foreign exchange movements on translation of prior accident years’ claims reserves denominated in foreign currencies of $0.9. The net favourable loss reserve development related primarily to workers’ compensation insurance claims at Falcon. The total unfavourable foreign exchange effect on claims reserves was $2.5, consisting of unfavourable development of $0.9 on prior years and unfavourable movement of $1.6 on the current year.

Reinsurance – OdysseyRe

The following table shows for OdysseyRe the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2005 through 2009. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – OdysseyRe

	2009	2008	2007	2006	2005

Provision for claims and LAE at January 1	4,560.3	4,475.6	4,403.1	3,865.4	3,132.5

Incurred losses on claims and LAE
Provision for current accident year’s claims	1,313.3	1,518.8	1,367.9	1,344.3	1,888.9
Foreign exchange effect on claims	58.8	(143.2)	26.6	46.6	(28.1)
Increase (decrease) in provision for prior accident years’ claims	(11.3)	(10.1)	40.5	185.4	166.5

Total incurred losses on claims and LAE	1,360.8	1,365.5	1,435.0	1,576.3	2,027.3

Payments for losses on claims and LAE
Payments on current accident year’s claims	(230.6)	(264.8)	(251.4)	(251.3)	(380.7)
Payments on prior accident years’ claims	(1,024.2)	(1,016.0)	(1,111.1)	(787.3)	(913.7)

Total payments for losses on claims and LAE	(1,254.8)	(1,280.8)	(1,362.5)	(1,038.6)	(1,294.4)

Provision for claims and LAE at December 31	4,666.3	4,560.3	4,475.6	4,403.1	3,865.4

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table shows for OdysseyRe the original provision for claims reserves including LAE at each calendar year-end commencing in 1999, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

OdysseyRe’s Calendar Year Claims Reserve Development

	Calendar year
As at December 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009

Provision for claims including LAE	1,831.5	1,666.8	1,674.4	1,844.6	2,340.9	3,132.5	3,865.4	4,403.1	4,475.6	4,560.3	4,666.3
Cumulative payments as of:
One year later	608.5	596.2	616.2	601.8	632.4	913.7	787.3	1,111.1	1,016.0	1,024.2
Two years later	1,041.3	1,009.9	985.4	998.8	1,212.9	1,298.5	1,614.0	1,808.2	1,646.5
Three years later	1,332.8	1,276.4	1,295.5	1,423.6	1,455.7	1,835.7	2,160.9	2,273.0
Four years later	1,505.5	1,553.1	1,601.6	1,562.6	1,898.4	2,221.0	2,520.9
Five years later	1,718.4	1,802.2	1,665.8	1,932.4	2,206.1	2,490.5
Six years later	1,901.2	1,827.3	1,968.7	2,188.1	2,426.5
Seven years later	1,904.4	2,061.8	2,173.5	2,373.8
Eight years later	2,102.7	2,224.6	2,327.9
Nine years later	2,248.7	2,352.3
Ten years later	2,362.0
Reserves re-estimated as of:
One year later	1,846.2	1,689.9	1,740.4	1,961.5	2,522.1	3,299.0	4,050.8	4,443.6	4,465.5	4,549.0
Two years later	1,862.2	1,768.1	1,904.2	2,201.0	2,782.1	3,537.0	4,143.5	4,481.5	4,499.0
Three years later	1,931.4	1,987.9	2,155.2	2,527.7	3,049.6	3,736.1	4,221.3	4,564.3
Four years later	2,113.2	2,241.1	2,468.0	2,827.3	3,293.8	3,837.5	4,320.5
Five years later	2,292.2	2,535.0	2,725.8	3,076.8	3,414.1	3,950.1
Six years later	2,526.7	2,750.5	2,973.6	3,202.2	3,534.4
Seven years later	2,702.1	2,968.9	3,079.3	3,324.8
Eight years later	2,893.0	3,068.6	3,193.7
Nine years later	2,985.4	3,181.5
Ten years later	3,094.0
Favourable (unfavourable) development	(1,262.5)	(1,514.7)	(1,519.3)	(1,480.2)	(1,193.5)	(817.6)	(455.1)	(161.2)	(23.4)	11.3

OdysseyRe experienced net favourable development of $11.3 in 2009, primarily attributable to lower than expected loss emergence in the London Market ($23.3), U.S. Insurance ($35.3) and EuroAsia divisions ($22.9). This favourable development was partially offset by greater than expected loss emergence in the Americas division ($70.1), including strengthening of asbestos claims ($40.0).

The following table is derived from the “OdysseyRe’s Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

OdysseyRe’s Accident Year Claims Reserve Development

	Accident Year
	1999 &
As at December 31	Prior	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009

End of first year	1,831.3	429.1	580.9	720.6	981.3	1,242.1	1,480.2	1,139.6	1,143.1	1,110.8	1,141.5
One year later	1,846.2	436.0	568.7	673.5	923.8	1,149.3	1,427.6	1,087.4	1,095.2	1,066.1
Two years later	1,862.2	445.0	512.7	661.6	856.4	1,119.7	1,321.2	1,047.5	1,045.7
Three years later	1,931.2	483.0	510.2	675.4	824.1	1,074.6	1,297.5	1,031.1
Four years later	2,113.2	557.7	529.2	717.7	818.8	1,055.9	1,284.1
Five years later	2,292.2	617.0	571.6	719.4	813.7	1,048.1
Six years later	2,526.7	656.8	601.0	739.1	811.4
Seven years later	2,702.1	684.3	606.9	747.3
Eight years later	2,893.0	691.7	608.4
Nine years later	2,985.4	696.0
Ten years later	3,094.0
Favourable (unfavourable) development	(69.0)%	(62.2)%	(4.7)%	(3.7)%	17.3%	15.6%	13.2%	9.5%	8.5%	4.0%

The increase in reserves on accident years 1999 and prior for calendar year 2009 related principally to increased reserves for asbestos and environmental pollution liabilities. The increases in reserves on accident years 2000 through 2002 in recent calendar years related principally to casualty reinsurance written in the United States in the late 1990s and early 2000s. These years experienced a proliferation of claims relating to bankruptcies and corporate improprieties, resulting in an increase in the frequency and severity of claims in professional liability lines. Additionally, claims experience in general liability and excess workers’ compensation classes of business in this period reflected the effects on loss ratios and subsequent loss reserve development of increasing competition on rate and terms in those classes of business during that time period.

Subsequent improvements in competitive conditions and in the economic environment beginning in 2001 resulted in a general downward trend on re-estimated reserves for accident years 2003 through 2008. Initial loss estimates for these more recent accident years did not fully anticipate the improvements in competitive and economic conditions achieved since the early 2000s.

Reinsurance – Other (Group Re, Advent and Polish Re)

The following table shows for Reinsurance – Other (being only Group Re prior to 2008) the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2005 through 2009. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Reinsurance – Other

	2009	2008	2007	2006	2005

Provision for claims and LAE at January 1	742.0	554.4	558.8	632.3	459.2

Transfer to Runoff(1)	–	(97.9)	–	–	–

Incurred losses on claims and LAE
Provision for current accident year’s claims	371.4	132.4	168.6	201.0	325.9
Foreign exchange effect on claims	69.0	(86.7)	65.0	(0.4)	8.2
Increase (decrease) in provision for prior accident years’ claims	31.2	2.3	(28.4)	25.2	(0.9)

Total incurred losses on claims and LAE	471.6	48.0	205.2	225.8	333.2

Payments for losses on claims and LAE
Payments on current accident year’s claims	(81.5)	(42.4)	(54.4)	(73.7)	(55.6)
Payments on prior accident years’ claims	(196.4)	(93.0)	(155.2)	(225.6)	(104.5)

Total payments for losses on claims and LAE	(277.9)	(135.4)	(209.6)	(299.3)	(160.1)

Provision for claims and LAE at December 31(2)	68.4	372.9	–	–	–

Provision for claims and LAE at December 31 excluding CTR Life	1,004.1	742.0	554.4	558.8	632.3
CTR Life	27.6	34.9	21.5	24.8	29.3

Provision for claims and LAE at December 31	1,031.7	776.9	575.9	583.6	661.6

(1)	Transfer to Runoff of nSpire Re’s Group Re business in 2008.

(2)	Polish Re in 2009 and Advent in 2008.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table shows for Reinsurance – Other (being only Group Re prior to 2008) the original provision for claims reserves including LAE at each calendar year-end commencing in 1999, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Reinsurance – Other’s Calendar Year Claims Reserve Development(1)

	Calendar Year
As at December 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009

Provisions for claims including LAE	205.7	209.8	232.4	226.1	263.3	267.6	315.6	373.5	456.5	742.0	1,004.1
Cumulative payments as of:
One year later	34.8	47.5	66.6	78.2	115.8	54.3	40.3	85.9	93.0	197.7
Two years later	73.6	100.5	129.7	175.5	152.8	74.6	104.3	151.9	160.5
Three years later	119.9	146.0	215.0	206.0	164.9	128.8	160.5	209.4
Four years later	146.9	221.0	232.0	209.0	210.0	179.2	206.6
Five years later	215.4	227.7	222.5	243.4	251.8	216.2
Six years later	216.5	205.4	243.7	276.7	280.8
Seven years later	189.0	220.4	265.2	299.5
Eight years later	200.7	237.9	279.7
Nine years later	213.3	249.8
Ten years later	223.0
Reserves re-estimated as of:
One year later	191.1	205.3	229.5	268.2	286.3	279.6	319.4	429.4	383.8	833.5
Two years later	185.2	202.8	258.5	295.2	302.9	288.2	361.9	375.8	454.1
Three years later	185.5	222.7	277.5	310.1	317.3	326.7	322.9	436.9
Four years later	202.4	242.0	283.2	323.4	348.4	302.8	377.6
Five years later	216.9	245.3	291.1	348.1	338.0	351.7
Six years later	217.6	251.5	307.9	343.5	375.2
Seven years later	222.6	266.0	305.8	374.6
Eight years later	235.4	266.9	327.1
Nine years later	236.0	287.1
Ten years later	254.0
Favourable (unfavourable) development	(48.3)	(77.3)	(94.7)	(148.5)	(111.9)	(84.1)	(62.0)	(63.4)	2.4	(91.5)

(1)	The above table has been restated to reflect the transfer of nSpire Re’s Group Re business to Runoff effective January 1, 2008.

Reinsurance – Other experienced net unfavourable reserve development of $91.5 during 2009 principally as a result of the effect of unfavourable foreign exchange movement of the Canadian dollar relative to the U.S. dollar at CRC (Bermuda) of $60.3, unfavourable loss reserve development of $31.2 related to pre-2000 general liability and commercial auto business at Group Re and adverse development of losses related to Hurricane Ike at Advent. The total unfavourable foreign exchange effect on claims reserves was $69.0, consisting of $60.3 on prior years and $8.7 on the current year.

Runoff

The following table shows for Fairfax’s Runoff operations the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2005 through 2009. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Runoff

	2009		2008	2007	2006		2005

Provision for claims and LAE at January 1	1,989.9		2,116.5	2,487.9	1,797.9		1,481.6

Transfer to Runoff(1)	–		97.9	–	146.2		–

Incurred losses on claims and LAE
Provision for current accident year’s claims	–		13.7	5.3	96.2		63.9
Foreign exchange effect on claims	14.3		(30.5)	21.0	29.9		7.3
Increase in provision for prior accident years’ claims	57.6		64.1	90.9	75.8		442.9
Increase in provision – Swiss Re commutation	–		–	–	412.6		–

Total incurred losses on claims and LAE	71.9		47.3	117.2	614.5		514.1

Payments for losses on claims and LAE
Payments on current accident year’s claims	–		(2.6)	(4.1)	(32.8)		(31.0)
Payments on prior accident years’ claims	(105.1	)(2)	(269.2)	(484.5)	(37.9	)(3)	(205.0	)(4)

Total payments for losses on claims and LAE	(105.1)		(271.8)	(488.6)	(70.7)		(236.0)

Provision for claims and LAE at December 31 before the undernoted	1,956.7		1,989.9	2,116.5	2,487.9		1,759.7
Provision for claims and LAE at December 31 for Corifrance	–		–	–	–		38.2

Provision for claims and LAE at December 31	1,956.7		1,989.9	2,116.5	2,487.9		1,797.9

(1)	Transfer to Runoff of nSpire Re’s Group Re business in 2008, and of Fairmont in 2006.

(2)	Reduced by $136.2 of proceeds received from the commutation of several reinsurance treaties.

(3)	Reduced by $587.4 of proceeds received from the commutation of the Swiss Re corporate adverse development cover.

(4)	Reduced by $570.3 of proceeds received and proceeds due from the commutation of two significant adverse development covers.

In 2009, Runoff experienced $57.6 of net adverse development. U.S. runoff experienced net adverse development of $100.2 (including $36.8 of strengthening of U.S. workers’ compensation and latent reserves, $59.8 of reinsurance recoverable balances written off, and net losses of $3.6 as a result of commutation losses of $21.1 and commutation gains of $17.5), partially offset by $42.6 of net favourable development of reserves across most lines in European Runoff.

Asbestos, Pollution and Other Hazards

General A&E Discussion

A number of Fairfax’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims and claims alleging injury, damage or clean up costs arising from environmental pollution (collectively “A&E”) claims. The vast majority of these claims are presented under policies written many years ago.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is, throughout the United States, inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases

FAIRFAX FINANCIAL HOLDINGS LIMITED

have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify A&E exposures. Conventional actuarial reserving techniques cannot be used to estimate the ultimate cost of such claims, due to inadequate loss development patterns and inconsistent and yet-emerging legal doctrine.

In addition to asbestos and pollution, Fairfax faces exposure to other types of mass tort or health hazard claims. Such claims include breast implants, pharmaceutical products, chemical products, lead-based pigments, noise-induced hearing loss, tobacco, mold and welding fumes. As a result of its historical underwriting profile and its focus on excess liability coverage for Fortune 500-type entities, Runoff faces the bulk of these potential exposures within Fairfax. Tobacco and methyl tertiary butyl ether (“MTBE”) remain as the most significant potential health hazard claims exposures facing Fairfax. Although still a risk, lead pigment has had some favourable litigation developments in 2009, resulting in this hazard presenting less of a risk to Fairfax.

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from A&E exposures at year-end 2009, 2008, and 2007 and the movement in gross and net reserves for those years:

	2009		2008		2007
	Gross	Net	Gross	Net	Gross	Net

Runoff
Provision for A&E claims and ALAE at January 1	914.8	276.1	988.8	285.9	1,090.3	309.5
A&E losses and ALAE incurred during the year	74.6	89.1	26.3	17.4	3.8	(7.8)
A&E losses and ALAE paid during the year	83.1	11.1	100.3	27.2	105.3	15.8
Provision for A&E claims and ALAE at December 31	906.3	354.1	914.8	276.1	988.8	285.9
Crum & Forster
Provision for A&E claims and ALAE at January 1	444.6	380.7	485.5	418.6	486.3	421.7
A&E losses and ALAE incurred during the year	26.5	7.0	31.9	34.6	54.9	46.5
A&E losses and ALAE paid during the year	80.0	47.7	72.8	72.5	55.7	49.6
Provision for A&E claims and ALAE at December 31	391.1	340.0	444.6	380.7	485.5	418.6
OdysseyRe
Provision for A&E claims and ALAE at January 1	394.8	260.4	381.2	256.9	344.6	215.7
A&E losses and ALAE incurred during the year	70.3	40.6	76.4	45.1	100.1	77.5
A&E losses and ALAE paid during the year	51.4	35.4	62.8	41.6	63.5	36.3
Provision for A&E claims and ALAE at December 31	413.7	265.6	394.8	260.4	381.2	256.9
Fairfax Total
Provision for A&E claims and ALAE at January 1	1,754.2	917.2	1,855.5	961.4	1,921.2	946.9
A&E losses and ALAE incurred during the year	171.4	136.7	134.6	97.1	158.8	116.2
A&E losses and ALAE paid during the year	214.5	94.2	235.9	141.3	224.5	101.7
Provision for A&E claims and ALAE at December 31	1,711.1	959.7	1,754.2	917.2	1,855.5	961.4

In addition to the net reserves presented in the above table, Fairfax’s runoff companies carried additional net reserves against reinsurance recoverable balances from previously commuted reinsurance contracts and from impaired reinsurers. At December 31, 2009, these additional net reserves amounted to $179.2 (2008 – $177.9; 2007 – $204.2), the substantial majority of which related to commuted reinsurance balances. Net reserves presented in the above table also do not reflect the beneficial effects on the company’s net asbestos exposure in 2009, 2008 and 2007 of $100.0 of asbestos claims ceded pursuant to an adverse development cover and, in 2007, of other asbestos claims ceded pursuant to another adverse development cover (commuted in 2008).

As part of the overall review of its asbestos and environmental exposure, Fairfax compares its level of reserves to various industry benchmarks. The most widely reported benchmark is the survival ratio, which represents the outstanding loss and ALAE reserves (including IBNR) at December 31 divided by the average paid losses and ALAE for the past three years. The resulting ratio is a simple measure of the estimated number of years before the year-end loss and ALAE reserves would be exhausted using recent payment run rates (the higher the ratio, the more years the loss and ALAE reserves would be expected to cover). The following table presents the asbestos and environmental survival ratios:

	Runoff	Crum & Forster	OdysseyRe

Net loss and ALAE reserves	354.1	340.0	265.6
3-year average net paid loss and ALAE	18.0	56.6	37.8
3-year survival ratio	19.6	6.0	7.0

Asbestos Claim Discussion

As reported in the 2008 Annual Report, as a result of tort reform, both legislative and judicial, there has been a dramatic decrease in mass asbestos plaintiff screening efforts over the past few years and a sharp decline in the number of unimpaired plaintiffs filing claims. The majority of claims now being filed and litigated continues to relate to mesothelioma, lung cancer or impaired asbestosis cases. This reduction in new filings has focused the litigants on the more seriously injured plaintiffs. While initially there was a concern that such a focus would exponentially increase the settlement value of asbestos cases involving malignancies, this has not been the case. Expense has increased somewhat as a result of this trend, however, primarily due to the fact that the malignancy cases are often more heavily litigated than the non-malignancy cases.

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from asbestos exposures at year-end 2009, 2008, and 2007 and the movement in gross and net reserves for those years:

	2009		2008		2007
	Gross	Net	Gross	Net	Gross	Net

Runoff
Provision for asbestos claims and ALAE at January 1	589.0	186.8	655.4	199.9	729.8	219.0
Asbestos losses and ALAE incurred during the year	120.3	74.6	7.1	4.0	6.2	(8.7)
Asbestos losses and ALAE paid during the year	40.9	9.9	73.5	17.1	80.6	10.4
Provision for asbestos claims and ALAE at December 31	668.4	251.5	589.0	186.8	655.4	199.9
Crum & Forster
Provision for asbestos claims and ALAE at January 1	356.4	301.8	391.5	333.6	404.4	348.2
Asbestos losses and ALAE incurred during the year	21.2	2.8	23.1	25.2	31.1	24.3
Asbestos losses and ALAE paid during the year	63.5	35.3	58.2	57.0	44.0	38.9
Provision for asbestos claims and ALAE at December 31	314.1	269.3	356.4	301.8	391.5	333.6
OdysseyRe
Provision for asbestos claims and ALAE at January 1	360.6	230.5	339.2	222.4	308.7	189.0
Asbestos losses and ALAE incurred during the year	69.4	40.0	73.8	41.0	85.9	63.0
Asbestos losses and ALAE paid during the year	43.4	28.9	52.4	32.9	55.4	29.6
Provision for asbestos claims and ALAE at December 31	386.6	241.6	360.6	230.5	339.2	222.4
Fairfax Total
Provision for asbestos claims and ALAE at January 1	1,306.0	719.1	1,386.1	755.9	1,442.9	756.2
Asbestos losses and ALAE incurred during the year	210.9	117.4	104.0	70.2	123.2	78.6
Asbestos losses and ALAE paid during the year	147.8	74.1	184.1	107.0	180.0	78.9
Provision for asbestos claims and ALAE at December 31	1,369.1	762.4	1,306.0	719.1	1,386.1	755.9

The policyholders with the most significant asbestos exposure continue to be traditional defendants who manufactured, distributed or installed asbestos products on a large scale. Runoff is exposed to these risks and has the bulk of the direct asbestos exposure within Fairfax. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits, and the bankruptcies of target defendants.

Crum & Forster has asbestos exposure related mostly to less prominent or “peripheral” defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products, as well as premises owners. For the most

FAIRFAX FINANCIAL HOLDINGS LIMITED

part, these insureds are defendants on a regional rather than nationwide basis. OdysseyRe has asbestos exposure arising from reinsurance contracts entered into before 1984.

Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, Fairfax evaluates its asbestos exposure on an insured-by-insured basis. Since the mid-1990’s Fairfax has utilized a sophisticated, non-traditional actuarial methodology that draws upon company experience and supplemental databases to assess asbestos liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that has evolved into the industry “best practice” approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of the insured-by-insured evaluation the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self-insured retentions; an analysis of each insured’s potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; and applicable coverage defenses.

As a result of the processes, procedures, and analyses described above, the company believes that the reserves carried for asbestos claims at December 31, 2009 are appropriate based upon known facts and current law. However, there are a number of uncertainties surrounding the ultimate value of these claims that may result in changes in these estimates as new information emerges. Among these are: the unpredictability inherent in litigation, including the legal uncertainties described above, the added uncertainty brought upon by recent changes in the asbestos litigation landscape, and possible future developments regarding the ability to recover reinsurance for asbestos claims. It is also not possible to predict, nor has management assumed, any changes in the legal, social or economic environments and their impact on future asbestos claim development.

Environmental Pollution Discussion

Environmental pollution claims represent another significant exposure for Fairfax. However, claims against Fortune 500 companies continue to decline, and while insureds with single-site exposures are still active, Fairfax has resolved the majority of known claims from insureds with a large number of sites. In many cases, claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buybacks.

Despite the stability of recent trends, there remains great uncertainty in estimating liabilities arising from these exposures. First, the number of hazardous materials sites subject to cleanup is unknown. Today, approximately 1,270 sites are included on the National Priorities List (NPL) of the Environmental Protection Agency. Second, the liabilities of the insureds themselves are difficult to estimate. At any given site, the allocation of remediation costs among the potentially responsible parties varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding pollution claims and have reached inconsistent decisions. There is also uncertainty about claims for damages to natural resources. These claims seek compensation for the harm caused by the loss of natural resources beyond clean up costs and fines. Natural resources are generally defined as land, air, water, fish, wildlife, biota and other such resources. Funds recovered in these actions are generally to be used for ecological restoration projects and replacement of the lost natural resources.

The state of New Jersey as well as various special interest groups and Native American tribes in Washington have and continue to pursue polluters for natural resource damages. However, these claims continue to develop slowly. It remains to be seen whether or not natural resource damages claims will develop into significant risks for Fairfax insureds.

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from pollution exposures at year-end 2009, 2008, and 2007 and the movement in gross and net reserves for those years:

	2009		2008		2007
	Gross	Net	Gross	Net	Gross	Net

Runoff
Provision for pollution claims and ALAE at January 1	325.8	89.3	333.4	86.0	360.5	90.5
Pollution losses and ALAE incurred during the year	(45.7)	14.5	19.2	13.4	(2.4)	0.9
Pollution losses and ALAE paid during the year	42.2	1.2	26.8	10.1	24.7	5.4
Provision for pollution claims and ALAE at December 31	237.9	102.6	325.8	89.3	333.4	86.0
Crum & Forster
Provision for pollution claims and ALAE at January 1	88.2	78.9	94.0	85.0	81.9	73.5
Pollution losses and ALAE incurred during the year	5.3	4.2	8.8	9.4	23.8	22.2
Pollution losses and ALAE paid during the year	16.5	12.4	14.6	15.5	11.7	10.7
Provision for pollution claims and ALAE at December 31	77.0	70.7	88.2	78.9	94.0	85.0
OdysseyRe
Provision for pollution claims and ALAE at January 1	34.2	29.9	42.0	34.5	35.9	26.7
Pollution losses and ALAE incurred during the year	0.9	0.6	2.6	4.1	14.2	14.5
Pollution losses and ALAE paid during the year	8.0	6.5	10.4	8.7	8.1	6.7
Provision for pollution claims and ALAE at December 31	27.1	24.0	34.2	29.9	42.0	34.5
Fairfax Total
Provision for pollution claims and ALAE at January 1	448.2	198.1	469.4	205.5	478.3	190.7
Pollution losses and ALAE incurred during the year	(39.5)	19.3	30.6	26.9	35.6	37.6
Pollution losses and ALAE paid during the year	66.7	20.1	51.8	34.3	44.5	22.8
Provision for pollution claims and ALAE at December 31	342.0	197.3	448.2	198.1	469.4	205.5

As with asbestos reserves, exposure for pollution cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the methodology used by Fairfax’s subsidiaries to establish pollution reserves is similar to that used for asbestos liabilities: the exposure presented by each insured and the anticipated cost of resolution using ground-up, exposure-based analysis that constitutes industry “best practice” for pollution reserving. As with asbestos reserving, this methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of performing these individualized assessments, the following factors are considered: the insured’s probable liability and available coverage, relevant judicial interpretations, the nature of the alleged pollution activities of the insured at each site, the number of sites, the total number of potentially responsible parties at each site, the nature of environmental harm and the corresponding remedy at each site, the ownership and general use of each site, the involvement of other insurers and the potential for other available coverage, and the applicable law in each jurisdiction.

Summary

The company believes that the A&E reserves reported at December 31, 2009 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These A&E reserves are continually monitored by the company and reviewed extensively by independent actuaries. New reserving methodologies and developments will continue to be evaluated as they arise in order to supplement the ongoing analysis of A&E exposures. However, to the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders or the original intent of the policies and scope of coverage, increases in loss reserves may emerge in future periods.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reinsurance Recoverables

Fairfax’s subsidiaries purchase certain reinsurance so as to reduce their liability on the insurance and reinsurance risks that they write. Fairfax strives to minimize the credit risk of purchasing reinsurance through adherence to its internal reinsurance guidelines. To be an ongoing reinsurer of Fairfax, generally a company must have high A.M. Best and/or Standard & Poor’s financial strength ratings and maintain capital and surplus exceeding $500.0. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by Fairfax on acquisition of a subsidiary.

Recoverable from reinsurers on the consolidated balance sheet ($3,809.1 at December 31, 2009) consists of future recoverables on unpaid claims ($3.3 billion), reinsurance receivable on paid losses ($255.1) and unearned premiums from reinsurers ($252.2). This $3.3 billion of future recoverables from reinsurers on unpaid claims at December 31, 2009 declined by $0.4 billion during 2009 from $3.7 billion at December 31, 2008. The decrease related primarily to continued progress by the runoff operations (including reductions as a result of reinsurance commutations, certain of which are described in note 7), claims payments related to 2008 U.S. hurricane and other catastrophe losses, and reduced underwriting activity as a result of the weak economy and competitive market conditions, partially offset by the foreign currency translation effect of the depreciation at December 31, 2009 compared to December 31, 2008 of the U.S. dollar relative to most of the major foreign currencies in which Fairfax’s insurance and reinsurance companies transact their business and to the acquisition of Polish Re.

The following table presents Fairfax’s top 50 reinsurance groups (ranked by gross reinsurance recoverable net of provisions for uncollectible reinsurance) at December 31, 2009. These 50 reinsurance groups represented 80.4% of

Fairfax’s total reinsurance recoverable at December 31, 2009. In the following table and the accompanying tables in this section, reinsurance recoverables are reported net of intercompany reinsurance.

		A.M. Best rating	Gross	Net
		(or S&P	reinsurance	recoverable(3)
Group	Principal reinsurers	equivalent)(1)	recoverable(2)	reinsurance

Swiss Re	Swiss Re America Corp.	A	706.7	408.1
Lloyd’s	Lloyd’s	A	315.8	274.8
Nationwide	Nationwide Mutual Ins Co.	A+	248.5	248.4
Munich	Munich Reinsurance Co. of Canada	A+	165.4	140.7
HDI	Hannover Rueckversicherung	A	123.7	95.9
Everest	Everest Reinsurance Co.	A+	121.8	89.1
SCOR	SCOR Canada Reinsurance Co.	A-	117.8	97.9
Aegon	Arc Re	(4)	109.2	17.5
Ace	Insurance Co. of North America	A+	95.5	92.7
Transatlantic	Transatlantic Re	A	91.3	86.6
CNA	CNA Ins. Companies	A	80.1	42.8
AXA	Colisee Re	NR	63.5	53.1
Berkshire Hathaway	General Reinsurance Corp.	A++	61.4	58.0
Arch Capital	Arch Reinsurance Co.	A	53.6	12.7
Travelers	Travelers Indemnity Co.	A+	52.7	51.8
Genworth	Genworth Life and Annuity Insurance Co.	A	50.1	50.1
Platinum	Platinum Underwriters Reinsurance Co.	A	47.1	40.1
GIC	General Insurance Corp. of India	A-	46.4	4.5
Max Capital	Max Bermuda Ltd.	A-	43.1	15.1
Enstar/Castlewood	Unionamerica Insurance	NR	39.5	34.3
PartnerRe	Paris Re SA	A	38.9	30.8
Liberty Mutual	Employers Insurance of Wausau	A	36.0	35.3
Cigna	Connecticut General Life Insurance Co.	A	32.9	32.8
Ullico	Ullico Casualty Co.	B+	32.7	–
Brit	Brit Insurance Ltd.	A	32.3	27.7
Chubb	Federal Insurance Co.	A++	31.2	30.9
Aspen	Aspen Insurance UK Ltd	A	31.0	28.0
Met Life	Metropolitan Life Insurance Co.	A+	28.1	28.1
Aviva	Aviva International Insurance Ltd.	A	27.7	27.4
AIG	National Union Fire Insurance Co. of Pittsburgh	A	27.5	27.4
CCR	Caisse Centrale de Reassurance	A++	27.2	21.6
XL	XL Reinsurance America Inc.	A	26.2	22.0
Toa Re	Toa Reinsurance Co. of America	A	25.0	23.3
Globale Re	Global Reinsurance Corp.	NR	25.0	22.0
Aioi	Aioi Insurance Co. Ltd.	A	24.5	17.4
Hartford	Excess Insurance Co. Ltd.	A	23.6	22.4
Validus	Validus Reinsurance Ltd.	A-	22.6	17.8
Sompo	Sompo Japan Insurance Inc.	A+	22.1	20.2
Manulife	John Hancock Life Insurance Co.	A+	21.8	18.8
Singapore Re	Singapore Re Corp	A-	21.0	4.7
Allstate	Allstate Insurance Co.	A+	20.3	20.3
White Mountains	White Mountains Reinsurance Co. of America	A-	19.3	17.9
FM Global	Factory Mutual Insurance Co.	A+	18.5	18.4
Tokio Marine	Tokio Marine & Nichido Fire Insurance Co. Ltd.	A++	18.4	16.1
Symetra	Symetra Life Insurance Co.	A	17.6	17.6
Starr	Starr Indemnity & Liability Co.	A	17.3	17.3
Zurich	Zurich Insurance Co.	A	17.2	7.9
Axis	Axis Reinsurance Co.	A	16.8	16.8
WR Berkley	Berkley Insurance Co.	A+	16.2	15.1
Duke’s Place	Seaton Insurance Co.	NR	15.3	15.3

Sub-total			3,367.4	2,535.5
Other reinsurers			822.8	623.5

Total reinsurance recoverable			4,190.2	3,159.0
Provision for uncollectible reinsurance			381.1	381.1

Net reinsurance recoverable			3,809.1	2,777.9

(1)	Of principal reinsurer (or, if principal reinsurer is not rated, of group).

(2)	Before specific provisions for uncollectible reinsurance.

(3)	Net of outstanding balances for which security was held, but before specific provisions for uncollectible reinsurance.

(4)	Aegon is rated A- by S&P; Arc Re is not rated.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents the classification of the $3,809.1 gross reinsurance recoverable according to the financial strength rating of the responsible reinsurers at December 31, 2009. Pools & associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

          Consolidated Reinsurance Recoverables

			Outstanding
	A.M. Best		balances	Net
	rating	Gross	for which	unsecured
	(or S&P	reinsurance	security	reinsurance
	equivalent)	recoverable	is held	recoverable

	A++	124.0	8.4	115.6
	A+	871.4	76.1	795.3
	A	1,837.4	470.3	1,367.1
	A-	352.8	143.5	209.3
	B++	39.6	9.9	29.7
	B+	60.7	41.3	19.4
	B or lower	17.6	0.3	17.3
	Not rated	806.0	235.7	570.3
	Pools & associations	80.7	45.7	35.0

		4,190.2	1,031.2	3,159.0
Provision for uncollectible reinsurance		381.1		381.1

Net reinsurance recoverable		3,809.1		2,777.9

To support gross reinsurance recoverable balances, Fairfax had the benefit of letters of credit, trust funds or offsetting balances payable totaling $1,031.2 as at December 31, 2009 as follows:

for reinsurers rated A- or better, Fairfax had security of $698.3 against outstanding reinsurance recoverable of $3,185.6;

for reinsurers rated B++ or lower, Fairfax had security of $51.5 against outstanding reinsurance recoverable of $117.9; and

for unrated reinsurers, Fairfax had security of $235.7 against outstanding reinsurance recoverable of $806.0.

In addition to the above security arrangements, Lloyd’s is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities.

Substantially all of the $381.1 provision for uncollectible reinsurance related to the $636.7 of net unsecured reinsurance recoverable from reinsurers rated B++ or lower or which are unrated.

The two following tables separately break out the consolidated reinsurance recoverables for the operating companies and for the runoff operations. As shown in those tables, approximately 33.0% of the consolidated reinsurance recoverables related to runoff operations as at December 31, 2009 (compared to 42.2% at the end of 2008).

          Reinsurance Recoverables – Reinsurance and Insurance Operating Companies

			Outstanding
	A.M. Best		balances	Net
	rating	Gross	for which	unsecured
	(or S&P	reinsurance	security	reinsurance
	equivalent)	recoverable	is held	recoverable

	A++	95.9	8.3	87.6
	A+	456.6	57.7	398.9
	A	1,334.2	404.6	929.6
	A-	295.2	138.2	157.0
	B++	32.0	9.2	22.8
	B+	55.9	39.0	16.9
	B or lower	6.1	0.3	5.8
	Not rated	336.4	132.2	204.2
	Pools & associations	68.8	45.7	23.1

		2,681.1	835.2	1,845.9
Provision for uncollectible reinsurance		127.7		127.7

Net reinsurance recoverable		2,553.4		1,718.2

          Reinsurance Recoverables – Runoff Operations

			Outstanding
	A.M. Best		balances	Net
	rating	Gross	for which	unsecured
	(or S&P	reinsurance	security	reinsurance
	equivalent)	recoverable	is held	recoverable

	A++	28.1	0.1	28.0
	A+	414.8	18.4	396.4
	A	503.2	65.7	437.5
	A-	57.6	5.3	52.3
	B++	7.6	0.7	6.9
	B+	4.8	2.3	2.5
	B or lower	11.5	–	11.5
	Not rated	469.6	103.5	366.1
	Pools & associations	11.9	–	11.9

		1,509.1	196.0	1,313.1
Provision for uncollectible reinsurance		253.4		253.4

Net reinsurance recoverable		1,255.7		1,059.7

Based on the results of the preceding analysis of Fairfax’s reinsurance recoverable and on the credit risk analysis performed by the company’s reinsurance security department as described in the next paragraph, Fairfax believes that its provision for uncollectible reinsurance provided for all likely losses arising from uncollectible reinsurance at December 31, 2009.

The company’s reinsurance security department, with its dedicated specialized personnel and expertise in analyzing and managing credit risk, is responsible for the following with respect to recoverables from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the group management’s reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring reinsurance

FAIRFAX FINANCIAL HOLDINGS LIMITED

recoverable by reinsurer and by company, in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.

The company’s insurance and reinsurance operating companies purchase reinsurance for various reasons including risk diversification and mitigation and protection of capital. As set out in note 8 to the consolidated financial statements, ceded reinsurance transactions had a net negative pre-tax impact in 2009 of $337.5, including the effect of the $3.6 pre-tax loss on reinsurance contracts commuted by TIG during 2009 (2008 – $144.3; 2007 – $388.0, including the effect of the $84.2 pre-tax loss on Crum & Forster’s commutation of an aggregate stop loss contract in 2008). Earned premiums ceded to reinsurers in 2009 increased to $814.5 compared to $713.5 in 2008 (2007 – $725.0). Earned premiums ceded to reinsurers in 2009 reflected greater reinsurance utilization by OdysseyRe’s insurance operations ($64.2), Crum & Forster ($30.6), Advent ($28.6) and Fairfax Asia ($24.5), partially offset by greater retention of premiums written at Northbridge following changes to its reinsurance programme in 2008 and the effect of the appreciation of the average 2009 U.S. dollar exchange rate relative to other currencies. Earned premiums ceded to reinsurers in 2008 decreased as a result of greater retention of premiums written by the insurance and reinsurance operating companies (particularly at Northbridge following changes to its reinsurance programme in 2008, partially offset by the effect of increased reinsurance utilization by the insurance operations of OdysseyRe in 2008) and the effect of a decline in gross premiums written from 2007 to 2008 related to intensifying competition and deteriorating pricing associated with underwriting cycle softening. Commissions earned on ceded reinsurance premiums were largely unchanged on a consolidated basis from 2008 to 2009 and from 2007 to 2008, despite the effects of changes in increased retentions of written premiums, the declines in written premiums associated with the softening underwriting cycle at Crum & Forster, OdysseyRe and Northbridge (excluding the effect of foreign currency translation for Northbridge), and increased commissions earned as a result of increased earned premiums ceded to reinsurers by Fairfax Asia’s First Capital in 2009 and 2008. Decreased claims incurred ceded to reinsurers of $391.3 in 2009 compared to $439.3 in 2008 reflected a reduction in cessions as a result of decreased current period catastrophe losses and the effects of reinsurance commutations, partially offset by an increase in losses ceded by OdysseyRe principally attributable to increased reinsurance utilization in the London Market division. Increased claims incurred ceded to reinsurers of $439.3 in 2008 compared to $235.9 in 2007 included increased cessions related to current year catastrophe events (including $134.4 related to Hurricanes Ike and Gustav), partially offset by the effect of reinsurance commutations (including Crum & Forster’s second quarter commutation). Charges recorded for uncollectible reinsurance increased in 2009 compared to 2008 principally as a result of a write-off of reinsurance recoverable balances in U.S. Runoff. The provision for uncollectible reinsurance declined in 2008 relative to 2007, primarily reflecting effective credit risk management and improved credit experience with the company’s reinsurers and the sale of a portion of Runoff’s reinsurance recoverable to a third party which was substantially provided for in prior years. In the most recent three years, Fairfax has recorded net provisions for uncollectible reinsurance and write-offs of reinsurance recoverable balances in the consolidated statement of earnings of $59.7 in 2009, $15.0 in 2008 and $46.2 in 2007.

The cash flow impact of the company’s reinsurance activities on net cash used in operating activities in 2009 included a $514.7 reduction in amounts recoverable from reinsurers, with the decrease reflecting the effect of significant reinsurance recoveries in 2009 of paid claims related to ceded 2008 losses from Hurricanes Ike and Gustav and other catastrophe losses and the effects of reinsurance commutations. The cash flow impact of the company’s reinsurance activities on net cash provided by operating activities in 2008 included a $582.5 reduction in amounts recoverable from reinsurers, with the decrease related primarily to Crum & Forster’s reinsurance commutation, decreased reinsurance utilization by Northbridge in 2008 following changes to its reinsurance programme, reduced underwriting activity as a result of the insurance and operating companies’ disciplined response to the softening underwriting cycle and increasingly competitive market conditions, and continued progress by the Runoff operations, partially offset by the effect of increased reinsurance utilization by OdysseyRe’s insurance operations and the consolidation of the reinsurance recoverable of Advent.

Float

Fairfax’s float is the sum of its loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. The annual benefit (cost) of float is calculated by dividing the underwriting profit (loss) by the average float in that year. The float is a non-GAAP measure. This float arises because an insurance or reinsurance business receives premiums in advance of the payment of claims.

The following table shows the float that Fairfax’s insurance and reinsurance operations have generated and the cost of generating that float. As the table shows, the average float from those operations increased 6.0% in 2009 to $9.4 billion, at no cost.

					Average long
			Benefit		term Canada
	Underwriting		(cost)		treasury bond
Year	profit (loss)	Average float	of float		yield

1986	2.5	21.6	11.6%		9.6%

2005	(437.5)	7,323.9	(6.0%	)	4.4%
2006	212.6	8,212.9	2.6%		4.3%
2007	238.9	8,617.7	2.8%		4.3%
2008	(280.9)	8,917.8	(3.1%	)	4.1%
2009	7.3	9,449.1	0.1%		3.9%
Weighted average since inception			(2.3%	)	5.0%
Fairfax weighted average financing differential since inception: 2.7%

The following table presents the breakdown of total year-end float for the most recent five years.

					Total
					Insurance
	Canadian	U.S.	Asian		and
Year	Insurance	Insurance	Insurance	Reinsurance	Reinsurance	Runoff	Total

2005	1,461.8	1,884.9	120.2	4,501.1	7,968.0	788.6	8,756.6
2006	1,586.0	1,853.8	85.4	4,932.6	8,457.8	2,061.0	10,518.8
2007	1,887.4	1,812.8	86.9	4,990.4	8,777.5	1,770.5	10,548.0
2008	1,739.1	2,125.1	68.9	5,125.0	9,058.1	1,783.8	10,841.9
2009	2,052.8	2,088.9	125.7	5,572.7	9,840.1	1,733.2	11,573.3

In 2009, the Canadian float increased by 18.0% (at a cost of 3.0%) primarily due to the strengthening of the Canadian dollar relative to the U.S. dollar. The U.S. Insurance float decreased 1.7% (at a cost of 1.5%), primarily due to a decrease in premiums written by Crum & Forster. The Asian Insurance float increased 82.4% (at no cost), due to an increase in premiums written at both Falcon and First Capital and the strengthening of the Singapore dollar relative to the U.S. dollar. Reinsurance float increased 8.7% (at no cost) as a result of the acquisition of Polish Re and the strengthening of the Canadian dollar (CRC (Bermuda)) and the euro (OdysseyRe Euro Asia division) relative to the U.S. dollar. Excluding the portion of the overall increase due to the acquisition of Polish Re, the reinsurance float increased 7.3% (at no cost). The Runoff float decreased 2.8% as the result of the continued progress in the reduction of Runoff claims. In the aggregate, the total float increased by 6.7% to $11.6 billion at the end of 2009. Excluding the portion of the overall increase due to the acquisition of Polish Re, the total float increased by 6.1% to $11.5 billion at the end of 2009.

Insurance Environment

The property and casualty insurance and reinsurance industry’s underwriting results improved in 2009 as a result of the absence of significant catastrophe activity, reserve releases as a result of favourable development of prior years’ reserves, and a reduction in incurred losses in the mortgage and financial guarantee segment. Offsetting this was an increase in the 2009 accident year combined ratio (excluding catastrophe losses) due to claim costs continuing to outpace price increases. Combined ratios in 2010 for the industry in Canada, for U.S. commercial lines insurers and for U.S. reinsurers are expected to be approximately 102.0%, 100.3% and 95.3% respectively, according to recently published industry composites. The insurance industry faces a difficult environment in 2010 with lower demand for insurance due to a sluggish economy, the low interest rate environment and an expected decline in favourable development from prior years. The above factors have stabilized pricing decreases and could result in price increases in 2010 as insurers and reinsurers find it difficult to make a return on capital without underwriting profitability.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investments

The majority of interest and dividend income is earned by the insurance, reinsurance and runoff companies. Interest and dividend income earned on holding company cash, short term investments and marketable securities was $36.4 in 2009 (2008 – $28.8, 2007 – $19.3). Interest and dividend income earned in Fairfax’s first year and for the past eleven years (the period since Fairfax’s last significant acquisition added materially to investments) is presented in the following table.

	Average		Interest and dividend income
	investments at		Pre-tax			After tax
Year	carrying value		Amount	Yield	Per share	Amount	Yield	Per share
				(%)	($)		(%)	($)

1986	46.3		3.4	7.34	0.70	1.8	3.89	0.38

1999	10,020.3		532.7	5.32	39.96	348.0	3.47	26.10
2000	11,291.5		534.0	4.73	40.54	377.6	3.34	28.66
2001	10,264.3		436.9	4.26	33.00	297.1	2.89	22.44
2002	10,377.9		436.1	4.20	30.53	292.2	2.82	20.46
2003	11,527.5		331.9	2.88	23.78	215.8	1.87	15.46
2004	12,955.8	(1)	375.7	2.90	27.17	244.3	1.89	17.66
2005	14,142.5	(1)	466.1	3.30	28.34	303.0	2.14	18.42
2006	15,827.0	(1)	746.5	4.72	42.03	485.3	3.07	27.32
2007	17,898.0	(1)(2)	761.0	4.25	42.99	494.7	2.76	27.95
2008	19,468.8	(1)(2)	626.4	3.22	34.73	416.6	2.14	23.10
2009	20,604.2	(1)(2)	712.7	3.46	38.94	477.5	2.32	26.09

(1)	Net of $57.2 (2008 – $29.4; 2007 – $1,062.8; 2006 – $783.3; 2005 – $700.3; 2004 – 539.5) of short sale and derivative obligations of the holding company and the subsidiary companies.

(2)	Effective January 1, 2007, Canadian Generally Accepted Accounting Principles changed, requiring the company to carry most of its investments at fair value, whereas previously these investments would have been carried at cost or amortized cost. The company adopted these new requirements prospectively, and accordingly prior period investment balances in this table have not been restated.

Funds withheld payable to reinsurers shown on the consolidated balance sheet ($354.9 as at December 31, 2009) represented premiums and accumulated accrued interest (at an average interest crediting rate of approximately 7% per annum) on aggregate stop loss reinsurance treaties, principally related to Crum & Forster ($246.3) and OdysseyRe ($41.3). In 2009, $16.3 of interest expense accrued to reinsurers on funds withheld; the company’s total interest and dividend income of $712.7 in 2009 was net of this interest expense. Claims payable under such treaties are paid first out of the funds withheld balances.

Interest and dividend income increased in 2009 principally due to the impact of higher yielding municipal and other tax exempt debt securities and corporate bonds purchased in the fourth quarter of 2008 and in 2009 with the proceeds of sale of lower yielding government debt securities, as well as the inclusion of the interest and dividend income of Polish Re. The gross portfolio yield, before deduction of interest expense on funds withheld, of $729.0 was 3.54% in 2009 compared to the 2008 gross portfolio yield of $643.8, or 3.31%. The pre-tax interest and dividend income yield decreased to 3.46% in 2009 from 3.22% in 2008, while the after-tax yield decreased to 2.32% in 2009 from 2.14% in 2008. The decreased yields were primarily attributable to the impact of lower short term interest rates, as three-month U.S. treasury bill yields averaged approximately 0.141% in 2009 compared to approximately 1.38% in 2008 and ten-year U.S. treasury bond yields averaged approximately 3.24% in 2009 compared to approximately 3.64% in 2008. Since 1985, pre-tax interest and dividend income per share has compounded at a rate of 19.1% per year.

Investments at their year-end carrying values (including at the holding company) in Fairfax’s first year and for the past eleven years (the period since Fairfax’s last significant acquisition added materially to investments) are presented in the following table:

	Cash and
	short term			Preferred	Common	Real			Per share
Year	investments		Bonds(2)	stocks	stocks(3)	estate	Total		($)

1985	6.4		14.1	1.0	2.5	–	24.0		4.80

1999	1,766.9		9,165.9	92.3	1,209.0	55.6	12,289.7		915.35
2000	1,663.0		7,825.5	46.7	813.6	50.8	10,399.6		793.81
2001	1,931.3		7,357.3	79.4	811.7	49.1	10,228.8		712.76
2002	2,033.2		7,390.6	160.1	992.1	20.5	10,596.5		753.90
2003	6,120.8		4,705.2	142.3	1,510.7	12.2	12,491.2		901.35
2004	4,075.0	(1)	7,260.9	135.8	1,960.9	28.0	13,460.6	(1)	840.80	(1)
2005	4,385.0	(1)	8,127.4	15.8	2,324.0	17.2	14,869.4	(1)	835.11	(1)
2006	5,188.9	(1)	9,017.2	16.4	2,579.2	18.0	16,819.7	(1)	948.62	(1)
2007(4)	3,965.7	(1)	11,669.1	19.9	3,339.5	6.5	19,000.7	(1)	1,075.50	(1)
2008(4)	6,343.5	(1)	9,069.6	50.3	4,480.0	6.4	19,949.8	(1)	1,140.85	(1)
2009(4)	3,658.8	(1)	11,550.7	357.6	5,697.9	8.0	21,273.0	(1)	1,064.24	(1)

(1)	Net of $57.2 (2008 – $29.4; 2007 – $1,062.8; 2006 – $783.3; 2005 – 700.3; 2004 – $539.5) of short sale and derivative obligations of the holding company and the subsidiary companies.

(2)	Includes credit derivatives.

(3)	Includes investments at equity and equity derivatives.

(4)	Effective January 1, 2007, Canadian Generally Accepted Accounting Principles changed, requiring the company to carry most of its investments at fair value, whereas previously these investments would have been carried at cost or amortized cost. The company adopted these new requirements prospectively, and accordingly prior period investment balances in this table have not been restated.

Total investments per share decreased at December 31, 2009 compared to December 31, 2008 primarily due to the increase in common shares effectively outstanding (19,988,870 at December 31, 2009, increased from 17,486,825 at December 31, 2008), despite significantly increased investments as a result of net investment gains on portfolio investments of $944.5 and the $1,149.4 improvement in the net unrealized gains on available for sale investments. Net investment gains of $944.5 included $937.9 of net gains on bonds, $463.3 of net gains on common stocks and equity derivatives and $26.6 of net gains on preferred stocks, partially offset by $340.0 of other than temporary impairments recorded on common stock and bond investments, $147.2 of net losses related to credit default swaps and other derivatives and $17.6 of net losses related to foreign currency. Since 1985, investments per share have compounded at a rate of 25.2% per year.

Fairfax’s investment managers perform their own fundamental analysis of each proposed investment, and subsequent to investing, management reviews at least quarterly the carrying value of each investment whose market value has been consistently below its carrying value for some time, to assess whether recording a provision for other than temporary impairment is appropriate. In making this assessment, careful analysis is made comparing the intrinsic value of the investment as initially assessed to the current assessment of intrinsic value based on current outlook and other relevant investment considerations. Other considerations in this assessment include the length of time and extent to which the fair value has been less than its amortized cost, the severity of the impairment, the cause of the impairment, the financial condition and near-term prospects of the issuer, and the company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of fair value.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The composition of the company’s fixed income portfolio as at December 31, 2009, classified according to the higher of each security’s respective S&P and Moody’s issuer credit ratings, is presented in the table that follows:

	Carrying value of
Issuer Credit Rating	fixed income portfolio	%

AAA/Aaa	5,748.9	50.1
AA/Aa	1,695.4	14.8
A/A	1,468.5	12.8
BBB/Baa	970.8	8.5
BB/Ba	253.5	2.2
B/B	291.9	2.5
Lower than B/B and unrated	1,039.4	9.1

Total	11,468.4	100.0

At December 31, 2009, 86.2% (2008 – 93.4%) of the fixed income portfolio at carrying value was rated investment grade, with 64.9% (2008 – 91.1%) being rated AA or better (primarily consisting of government obligations). At December 31, 2009, holdings of fixed income securities in the ten issuers (excluding federal governments) to which the company had the greatest exposure totaled $4,023.9, which represented approximately 18.9% of the total investment portfolio. The exposure to the largest single issuer of corporate bonds held at December 31, 2009 was $442.0, which represented approximately 2.1% of the total investment portfolio.

The consolidated investment portfolio included $5.5 billion in U.S. state, municipal and other tax-exempt bonds (approximately $4.6 billion tax-exempt, $0.9 billion taxable), almost all of which were purchased during 2008 and 2009. Of the $5.4 billion held in the subsidiary investment portfolios at December 31, 2009, approximately $3.5 billion were insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default; the company believes that this insurance significantly mitigates the credit risk associated with these bonds.

Since 2003, the company has used credit default swap contracts referenced to various issuers in the banking, mortgage and insurance sectors of the financial services industry as an economic hedge of risks affecting specific financial assets (recoverables from reinsurers), exposures potentially affecting the fair value of the company’s fixed income portfolio (principally investments in fixed income securities classified as Corporate and other and U.S. states and municipalities in the company’s consolidated financial statements) and of broader systemic risk. These credit default swaps have a remaining average life of 2.4 years (3.3 years at December 31, 2008) and a notional amount and fair value of $5.9 billion and $71.6 respectively. The company’s holdings of credit default swap contracts have declined significantly in 2009 relative to prior years, largely as a result of significant sales in 2008. In the latter part of 2008, the company revised the financial objectives of its economic hedging program by determining not to replace its credit default swap hedge position as sales or expiries occurred based on: (i) the company’s judgment that its exposure to formerly elevated levels of credit risk had moderated and that as a result the company had made the determination that its historical approaches to managing credit risk apart from the use of credit default swaps were once again satisfactory as a means of mitigating the company’s exposure to credit risk arising from its exposure to financial assets; (ii) the significant increase in the cost of purchasing credit protection (reducing the attractiveness of the credit default swap contract as a hedging instrument); and (iii) the fact that the company’s capital and liquidity had benefited significantly from approximately $2.5 billion in cash proceeds of sales of credit default swaps realized since 2007. As a result, the effects that credit default swaps as hedging instruments may be expected to have on the company’s future financial position, liquidity and operating results may be expected to diminish significantly relative to the effects in recent years. The company may initiate new credit default swap contracts as an effective hedging mechanism in the future, but there can be no assurance that it will do so.

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its total return swap, credit default swap and other derivative securities contracts. Pursuant to these agreements, the company and the counterparties to these transactions are contractually required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the then current fair value or change in fair value of the derivative contracts.

The fair value of the collateral deposited for the benefit of the company at December 31, 2009, all of which consisted of government securities that may be sold or repledged by the company, was $23.2. The fair value of the collateral deposited for the benefit of the company at December 31, 2008, all of which consisted of government securities, was $285.1, of which $107.6 was eligible to be sold or repledged by the company. The company had not exercised its right to sell or repledge collateral at December 31, 2009.

Interest Rate Risk

Credit risk aside, the company positions its fixed income securities portfolio based on its view of future interest rates and the yield curve, balanced by liquidity requirements, and may reposition the portfolio in response to changes in the interest rate environment.

At December 31, 2009, the fair value of the company’s investment portfolio included approximately $11.5 billion of fixed income securities which are subject to interest rate risk. Fluctuations in interest rates have a direct impact on the market value of these securities. As interest rates rise, market values of fixed income portfolios decline, and vice versa. The table that follows displays the potential impact on net earnings and other comprehensive income of market value fluctuations caused by changes in interest rates on the company’s fixed income portfolio based on parallel 200 basis point shifts in interest rates up and down, in 100 basis point increments. This analysis was performed on each security individually. Given the current economic and interest rate environment, the company believes a 200 basis point shift to be reasonably possible.

December 31, 2009

		Hypothetical $ change
		effect on:
	Fair value of	Other
	fixed income	comprehensive	Net	Hypothetical
Change in Interest Rates	portfolio	income	earnings	% change

200 basis point increase	9,689.3	(448.6)	(752.3)	(15.5)
100 basis point increase	10,535.9	(241.5)	(389.4)	(8.1)
No change	11,468.4	–	–	–
100 basis point decrease	12,434.0	268.9	384.1	8.4
200 basis point decrease	13,521.5	585.7	806.0	17.9

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income security assets at the indicated date, and should not be relied on as indicative of future results. Certain shortcomings are inherent in the method of analysis presented in the computation of the prospective fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and changes in individual issuer credit spreads.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Return on the Investment Portfolio

The following table presents the performance of the investment portfolio in Fairfax’s first year and for the most recent eleven years (the period since Fairfax’s last significant acquisition added materially to investments). For the years 1986 to 2006, the calculation of total return on average investments included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses). Since 2007, due to the prospective adoption effective January 1, 2007 of accounting pronouncements as described in footnote 4 to the table, the calculation of total return on average investments included interest and dividends, net investment gains (losses) recorded in net earnings, net unrealized gains (losses) recorded in other comprehensive income and changes in net unrealized gains (losses) on equity method investments. All of the above noted amounts are included in the calculation of total return on average investments on a pre-tax basis.

										Change in
							Net gains (losses)			unrealized
	Average					Change in	recorded in:			gains	Total return
	investments		Interest	Net		unrealized			Other	(losses)	on average
	at carrying		and	realized		gains	Net		comprehensive	on equity method	investments
Year	value		dividends	gains		(losses)	earnings		income	investments		(%)

1986	46.3		3.4	0.7		(0.2)	–		–	–	3.9	8.4

1999	10,020.3		532.7	63.8		(871.4)	–		–	–	(274.9)	(2.7)
2000	11,291.5		534.0	259.1		584.1	–		–	–	1,377.2	12.2
2001	10,264.3		436.9	121.0		194.0	–		–	–	751.9	7.3
2002	10,377.9		436.1	465.0		263.2	–		–	–	1,164.3	11.2
2003	11,527.5		331.9	826.1		142.4	–		–	–	1,300.4	11.3
2004	12,955.8	(1)	375.7	300.5	(2)	165.6	–		–	–	841.8	6.5
2005	14,142.5	(1)	466.1	385.7		73.0	–		–	–	924.8	6.5
2006	15,827.0	(1)	746.5	789.4	(3)	(247.8)	–		–	–	1,288.1	8.1
2007	17,898.0	(1)(4)	761.0	–		–	1,639.5	(6)	304.5	(131.2)	2,573.8	14.4
2008	19,468.8	(1)(4)	626.4	–		–	2,718.6	(6)	(426.7)	278.3	3,196.6	16.4
2009	20,604.2	(1)(4)	712.7	–		–	904.3	(6)	1,076.7	(185.2)	2,508.5	12.2

Cumulative from inception			6,771.8	3,887.8			5,262.4					9.9	(5)

(1)	Net of $57.2 (2008 – $29.4; 2007 – $1,062.8; 2006 – $783.3; 2005 – $700.3; 2004 – $539.5) of short sale and derivative obligations of the holding company and the subsidiary companies.

(2)	Excludes the $40.1 gain on the company’s 2004 secondary offering of Northbridge and the $27.0 loss in connection with the company’s repurchase of outstanding debt at a premium to par.

(3)	Excludes the $69.7 gain on the company’s 2006 secondary offering of OdysseyRe, the $15.7 loss on the company’s repurchase of outstanding debt at a premium to par and the $8.1 dilution loss on conversions during 2006 of the OdysseyRe convertible senior debenture.

(4)	Effective January 1, 2007, Canadian Generally Accepted Accounting Principles changed, requiring the company to carry most of its investments at fair value, whereas previously these investments would have been carried at cost or amortized cost. The company adopted these new requirements prospectively, and accordingly prior period investment balances in this table have not been restated.

(5)	Simple average of the total return on average investments for each of the 24 years.

(6)	Excluding a net gain in 2009 of $14.3 (2008 – net loss of $147.9; 2007 – net gain of $26.4) recognized on the company’s underwriting activities. Net gains on investments in 2009 also excluded $25.9 of gains recognized on transactions in the common and preferred shares of the company’s consolidated subsidiaries.

Investment gains have been an important component of Fairfax’s financial results since 1985, having contributed an aggregate $10,208.9 (pre-tax) to shareholders’ equity since inception. The contribution has fluctuated significantly from period to period: the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2009, total return on average investments has averaged 9.9%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds and derivative and other securities.

Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios:

	2009		2008		2007		2006(1)		2006		2005

Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	1,242.7		1,555.0		963.4		783.6		767.4		559.0

Holding company debt	1,236.9		869.6		1,063.2		1,181.5		1,202.6		1,365.3
Subsidiary debt	903.4		910.2		915.0		974.2		981.3		933.2
Other long term obligations – holding company	173.5		187.7		192.6		197.1		197.1		244.5

Total debt	2,313.8		1,967.5		2,170.8		2,352.8		2,381.0		2,543.0

Net debt	1,071.1		412.5		1,207.4		1,569.2		1,613.6		1,984.0

Common shareholders’ equity	7,391.8		4,866.3		4,121.4		2,799.6		2,720.3		2,507.6
Preferred equity	227.2		102.5		136.6		136.6		136.6		136.6
Non-controlling interests	117.6		1,382.8		1,585.0		1,300.6		1,292.9		751.4

Total equity and non-controlling interests	7,736.6		6,351.6		5,843.0		4,236.8		4,149.8		3,395.6

Net debt/total equity and non-controlling interests	13.8%		6.5%		20.7%		37.0%		38.9%		58.4%
Net debt/net total capital(2)	12.2%		6.1%		17.1%		27.0%		28.0%		36.9%
Total debt/total capital(3)	23.0%		23.7%		27.1%		35.7%		36.5%		42.8%
Interest coverage(4)	8.2	x	16.4	x	11.3	x	5.2	x	5.2	x	n/a

(1)	Balances reflect the adjustment at January 1, 2007 upon adoption of the accounting standards described in note 2 to the consolidated financial statements.

(2)	Net total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and net debt.

(3)	Total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and total debt.

(4)	Interest coverage is calculated by the company as the sum of earnings (loss) from operations before income taxes and interest expense divided by interest expense.

Holding company cash, short term investments and marketable securities at December 31, 2009 totaled $1,251.6 ($1,242.7 net of $8.9 of holding company short sale and derivative obligations) compared to $1,564.2 at December 31, 2008 ($1,555.0 net of $9.2 of holding company short sale and derivative obligations).

Holding company debt (including other long term obligations) at December 31, 2009 increased by $353.1 to $1,410.4 from $1,057.3 at December 31, 2008, primarily reflecting the company’s third quarter public debt offering of Cdn$400.0 principal amount of 7.50% unsecured senior notes due August 19, 2019, partially offset by debt repurchases and the repayment of $12.8 at maturity of its 6.15% secured loan.

Subsidiary debt at December 31, 2009 decreased by $6.8 to $903.4 from $910.2 at December 31, 2008, primarily reflecting a repayment by Ridley on its secured revolving term loan facilities.

On September 11, 2009, the company completed a public equity offering in which it issued 2,881,844 subordinate voting shares at $347.00 per share, for net proceeds after commissions and expenses (net of tax of $6.3) of $989.3. The net proceeds were applied to the company’s completed privatization of OdysseyRe for the cash purchase price of $1,017.0 (as described in note 18).

At December 31, 2009 the company’s consolidated net debt/net total capital ratio increased to 12.2% from 6.1% at December 31, 2008. The increase primarily reflected the decrease in holding company cash, short term investments and marketable securities (discussed in Financial Condition), the increases in retained earnings and accumulated

FAIRFAX FINANCIAL HOLDINGS LIMITED

other comprehensive income, the net increase in preferred equity as a result of the issuance of Series C preferred shares completed on October 5, 2009 and the redemption of Series A and Series B preferred shares on December 1, 2009 (as described in note 11), the decrease in non-controlling interests (primarily resulting from the Northbridge and OdysseyRe privatizations), and the increase in holding company debt as a result of the third quarter issuance of unsecured senior notes. The consolidated total debt/total capital ratio decreased to 23.0% at December 31, 2009 from 23.7% at December 31, 2008. The improvement related primarily to the effects of the above-mentioned increases in shareholders’ equity, partially offset by the decrease in non-controlling interests (primarily resulting from the Northbridge and OdysseyRe privatizations) and the increase in holding company debt.

Cash, short term investments and marketable securities held at the holding company at December 31, 2008 of $1,564.2, net of short sale and derivative obligations of $9.2, resulted in a net balance of holding company cash, short term investments and marketable securities of $1,555.0 ($963.4 at December 31, 2007). At December 31, 2008 the company’s consolidated net debt/net total capital ratio improved to 6.1% from 17.1% at December 31, 2007, and the consolidated total debt/total capital ratio improved to 23.7% from 27.1% at December 31, 2007. The above-noted financial leverage ratios improved primarily due to 2008 net earnings, a significant increase in holding company cash, short term investments and marketable securities, net of short sale and derivative obligations (in the case of the net debt/net total capital ratio), the repayment of the Cdn$125.0 of Cunningham Lindsey unsecured 7.0% Series B debentures upon maturity, the repayment of Fairfax senior notes upon maturity, and the conversion of the company’s 5.0% convertible senior debentures into subordinate voting shares, partially offset by 2008 other comprehensive loss and the additional debt of $93.4 and $21.8 resulting from the consolidation of Advent and Ridley respectively.

Primarily as a result of the company’s third quarter issuance of subordinate voting shares (net proceeds of $989.3), net earnings of $856.8 and the effect of increased accumulated other comprehensive income (an increase of $1,000.9 in the year, primarily reflecting a net increase in unrealized gains on available for sale securities and unrealized foreign currency translation gains), partially offset by the company’s dividend payments on its common shares and preferred shares during 2009, shareholders’ equity at December 31, 2009 increased by $2,650.2 to $7,619.0 from $4,968.8 at December 31, 2008. Common shareholders’ equity at December 31, 2009 was $7,391.8 or $369.80 per basic share (excluding the unrecorded $170.8 excess of fair value over the carrying value of investments carried at equity) compared to $278.28 per basic share (excluding the unrecorded $356.0 excess of fair value over the carrying value of investments carried at equity) at the end of 2008, representing an increase per basic share in 2009 of 32.9% (without adjustment for the $8.00 per common share dividend paid in the first quarter of 2009, or 35.4% adjusted to include that dividend). The number of basic shares increased primarily as a result of the company’s September 11, 2009 issuance of 2,881,844 subordinate voting shares at $347.00 per share, partially offset by the repurchase of 360,100 subordinate voting shares during the year. At December 31, 2009 there were 19,988,870 common shares effectively outstanding.

Non-controlling interests decreased to $117.6 at December 31, 2009 from $1,382.4 at December 31, 2008, primarily due to the privatization of OdysseyRe, Northbridge and Advent and due to the repurchase during the year by OdysseyRe of its common shares prior to its privatization. Non-controlling interests at December 31, 2009 is principally comprised of the OdysseyRe Series A and series B preferred shares ($69.1) and the non-controlling interests of Ridley ($44.5).

The company has issued and repurchased common shares in the most recent five years as follows:

	Number of	Average
	subordinate	issue/repurchase	Net proceeds/
Date	voting shares	price per share	(repurchase cost)

2005 – issue of shares	1,843,318	162.75	299.8
2005 – repurchase of shares	(49,800)	148.59	(7.4)
2006 – repurchase of shares	(67,800)	113.57	(7.7)
2007 – repurchase of shares	(38,600)	181.35	(7.0)
2008 – issue of shares	886,888	216.83	192.3
2008 – repurchase of shares	(1,066,601)	264.39	(282.0)
2009 – issue of shares	2,881,844	343.29	989.3
2009 – repurchase of shares	(360,100)	341.29	(122.9)

Share issuances in 2005 and 2009 were pursuant to public offerings. Shares issued in 2008 related to the conversion of the company’s 5.0% convertible senior debentures due July 15, 2023.

Fairfax’s indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.

A common measure of capital adequacy in the property and casualty industry is the ratio of premiums to surplus (or total shareholders’ equity). These ratios are shown for the insurance and reinsurance operating companies of Fairfax for the most recent five years in the following table:

	Net premiums written to surplus
	(total shareholders’ equity)
	2009	2008	2007	2006	2005

Insurance
Northbridge (Canada)	0.7	1.0	0.7	1.0	1.1
Crum & Forster (U.S.)	0.5	0.8	0.8	1.0	0.9
Fairmont (U.S.)(1)	n/a	n/a	n/a	n/a	0.9
Fairfax Asia	0.4	0.3	0.3	0.4	0.5
Reinsurance
OdysseyRe	0.5	0.7	0.8	1.1	1.5
Other(2)	1.1	0.6	0.6	1.2	1.1
Canadian insurance industry	1.0	1.0	1.0	1.0	1.1
U.S. insurance industry	0.8	1.0	0.9	0.9	1.0

(1)	Crum & Forster acquired the ongoing Fairmont business in 2006.

(2)	Other includes Group Re and Advent (effective September 11, 2008) and Polish Re (effective January 7, 2009).

In the U.S., the National Association of Insurance Commissioners (NAIC) has developed a model law and risk-based capital (RBC) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance and reinsurance, investment and other business activities. At December 31, 2009, the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – each subsidiary had capital and surplus in excess of 5.3 times the authorized control level, except for TIG (2.4 times).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (MCT) formula. At December 31, 2009, Northbridge’s subsidiaries had a weighted average MCT ratio of 240% of the minimum statutory capital required, compared to 224% at December 31, 2008, well in excess of the 150% minimum supervisory target.

In countries other than the U.S. and Canada where the company operates (the United Kingdom, France, Mexico, Poland, Singapore, Hong Kong, Ireland and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2009.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies were as follows as at December 31, 2009:

Standard
Issuer Credit Ratings	A.M. Best		& Poor’s		Moody’s	DBRS

Fairfax Financial Holdings Limited	bbb		BBB-		Ba1	BBB (low	)
Crum & Forster Holdings Corp.	bbb		BBB-		Ba1	–
Odyssey Re Holdings Corp.	bbb		BBB-		Baa3	–
Financial Strength Ratings
Crum & Forster Holdings Corp.(1)	A		A-		Baa	–
Odyssey Re Holdings Corp.(1)	A		A-		A3	–
Lombard General Insurance Company of Canada	A		A-		–	–
Commonwealth Insurance Company	A		A-		–	–
Markel Insurance Company of Canada	A		A-		–	–
Federated Insurance Company of Canada	A		A-		–	–
CRC (Bermuda) Reinsurance Limited	A		–		–	–
First Capital Insurance Limited	A		–		–	–
Falcon Insurance Company (Hong Kong) Limited	–		A-		–	–
Advent Capital (Holdings) PLC	A	(2)	A+	(2)	–	–
Polish Re	B++		BBB		–	–

(1)	Financial strength ratings apply to the operating companies

(2)	Advent’s ratings are the A.M. Best and Standard & Poor’s ratings assigned to Lloyd’s

During 2009, Standard & Poor’s upgraded the financial strength ratings of the Crum & Forster operating companies to an “A–” rating and upgraded the issuer credit rating to investment grade, a “BBB–” rating. Also, Moody’s upgraded Fairfax and Crum & Forster to a “Ba1” rating.

Liquidity

The purpose of liquidity management is to ensure that there will be sufficient cash to meet all financial commitments and obligations as they become due.

The company believes that cash, short term investments and marketable securities held at the holding company provide more than adequate liquidity to meet the holding company’s known obligations in 2010. In addition to these holding company resources, the holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash, short term investments and marketable securities, and dividends from its insurance and reinsurance subsidiaries. The holding company’s known significant obligations for 2010 consist of the potential payment of the approximately $1.3 billion purchase price in connection with the announced offer to acquire all of the outstanding shares of Zenith common stock, other than those shares already owned by the company, the $201.2 dividend on common shares ($10.00 per share, paid in January 2010), interest and corporate overhead expenses, preferred share dividends and income tax payments. Subsequent to the year-end, significant cash movements included payment of the company’s annual common share dividend ($201.2) and the receipt of net proceeds of $199.8 and $183.1 (Cdn$195.3) from the issuance of subordinate voting shares and Series E preferred shares respectively.

Holding company cash, short term investments and marketable securities at December 31, 2009 totaled $1,251.6 ($1,242.7 net of $8.9 of holding company short sale and derivative obligations), compared to $1,564.2 at December 31, 2008 ($1,555.0 net of $9.2 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during 2009 included the receipt of $983.0 of net proceeds on the issuance of subordinate voting shares in the third quarter, the receipt of $358.6 of net proceeds on the issuance of unsecured senior notes in the third quarter, the receipt of $225.0 of net proceeds on the issuance of Series C preferred shares in the fourth quarter, the receipt of $115.4 in cash dividends from subsidiaries, the payment of $1.0 billion in respect of the company’s privatization of OdysseyRe in the fourth quarter (as described in note 18), the payment of $374.0 (Cdn$458.4) in respect of the company’s privatization of Northbridge in the first quarter (as described in note 18), the payment of $157.5 in corporate income taxes, the payment of $151.3 of common and preferred share dividends, the payment of $143.8 to redeem Series A and B preferred shares, the $135.7 of cash used to repurchase the company’s common shares, the investment of $66.4 to acquire a 15.0% equity interest in Alltrust in the third quarter, the $57.0 cash consideration paid in the first quarter to acquire Polish Re, the additional investment of $49.0 in Cunningham Lindsey Group Limited in the first quarter (in conjunction with that company’s acquisition of the international business of GAB Robins), the investment of $39.9 during the year in the start-up insurance operations of Fairfax Brasil, the holding company’s share of $12.3 in the third quarter privatization of Advent and the repayment of $12.8 at maturity in the first quarter of the company’s 6.15% secured loan. The carrying values of holding company short term investments and marketable securities vary with changes in the fair values of those securities.

Subsidiary cash and short term investments decreased by $2,263.7 to $3,244.8 at December 31, 2009 from $5,508.5 at December 31, 2008, with the decrease primarily related to additional investments in bonds, common stocks and other investments, cash used in operating activities including cash used for corporate income tax payments, and cash used to complete the privatizations of Northbridge and Advent and to repurchase common stock of OdysseyRe.

Consolidated cash resources decreased by $368.8 in 2009, primarily as a result of $734.4 of cash used in investing activities (including the privatizations of OdysseyRe, Northbridge and Advent, the acquisition of Polish Re and investments in Alltrust and Cunningham Lindsey), $719.2 of cash used in operating activities (reflecting declining premiums and steady or only modestly declining paid losses and fixed operating expenses at certain operating companies), and $993.0 provided by financing activities (including issuances of common stock, senior notes and the Series C preferred shares, partially offset by cash used to redeem the Series A and Series B preferred shares, repurchase Fairfax common shares, and pay common and preferred share dividends). Consolidated cash resources decreased by $586.8 in 2008, primarily as a result of $1,069.8 of net cash used in financing activities, including the payment of common share and preferred dividends and repurchases by Fairfax, Northbridge and OdysseyRe of their common and preferred shares, partially offset by $119.9 of cash provided by operating activities and $587.9 of cash provided by investing activities.

Contractual Obligations

The following table provides a payment schedule of current and future obligations (holding company and subsidiaries) as at December 31, 2009:

	Less than			More than
	1 year	1 - 3 years	3 - 5 years	5 years	Total

Gross claims liability	3,412.7	4,240.0	2,343.0	4,751.4	14,747.1
Long term debt obligations – principal	1.8	181.0	225.2	1,774.9	2,182.9
Long term debt obligations – interest	156.8	306.3	268.0	647.8	1,378.9
Operating leases – obligations	51.7	66.9	36.3	79.4	234.3
Other long term liabilities – principal	6.1	10.8	9.5	147.1	173.5
Other long term liabilities – interest	15.0	28.3	26.7	44.0	114.0

	3,644.1	4,833.3	2,908.7	7,444.6	18,830.7

For further detail on the maturity profile of the company’s financial liabilities, please see “Liquidity Risk” in note 19 (Financial Risk Management) to the consolidated financial statements.

Lawsuits

For a full description of this matter, please see “Lawsuits” in note 14 (Contingencies and Commitments) to the consolidated financial statements.

Management’s Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the company’s CEO and CFO, the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2009 as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and

FAIRFAX FINANCIAL HOLDINGS LIMITED

reported to management, including the company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of December 31, 2009, the company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

The company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2009. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. The company’s management, including the CEO and CFO, concluded that, as of December 31, 2009, the company’s internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework issued by COSO.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears within this Annual Report.

Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. For a fuller detailing of issues and risks relating to the company, please see Risk Factors in Fairfax’s most recent Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR.

Claims Reserves

The major risk that all property and casualty insurance and reinsurance companies face is that the provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures) and extreme weather events. Fairfax’s gross provision for claims was $14,747.1 at December 31, 2009. The company’s management of reserving risk is discussed in note 19 (Financial Risk Management) to the consolidated financial statements and in the Asbestos, Pollution and Other Hazards section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report.

Latent Claims

The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to its operating results and financial condition in future periods. The company’s management of reserving risk is discussed in note 19 (Financial Risk Management) to the consolidated financial statements and in the Asbestos, Pollution and Other Hazards section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report.

Recoverable from Reinsurers

Most insurance and reinsurance companies reduce their liability for any individual claim by reinsuring amounts in excess of the maximum they want to retain. This third party reinsurance does not relieve the company of its primary obligation to the insured. Recoverable from reinsurers balances may become an issue mainly due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries are received from the reinsurers, or due to policy disputes. Fairfax had $3,809.1 recoverable from reinsurers (including recoverables on paid losses) as at December 31, 2009.

Although the magnitude of the company’s recoverable from reinsurers balance is significant, this is to a large extent the result of past acquisitions of companies that had relied heavily on reinsurance and of the company’s greater reliance on reinsurance in prior years, and is not necessarily indicative of the extent that the company has utilized reinsurance more recently. The credit risk associated with these older reinsurance recoverable balances is addressed in note 19 (Financial Risk Management) to the consolidated financial statements and in the Reinsurance Recoverables section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report.

Cost of Reinsurance and Adequate Protection

The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company’s business volume and profitability. Many reinsurance companies have begun to exclude certain coverages from the policies they offer. In the future, alleviation of risk through reinsurance arrangements may become increasingly difficult.

The rates charged by reinsurers and the availability of reinsurance to the company’s subsidiaries will generally reflect the recent loss experience of the company and of the industry in general. For example, the significant hurricane losses in 2004 and 2005 caused the prices for catastrophe reinsurance protection in Florida to increase significantly in 2006. Rather than incurring increased costs of reinsurance by virtue of purchasing more reinsurance or by virtue of these higher rates, in the following year the company elected to decrease its direct catastrophe exposure in that region, therefore requiring the purchase of a reduced amount of catastrophe reinsurance. In 2007 reinsurance rates stabilized while primary rates continued to decrease, increasing the cost of reinsurance for Fairfax’s operating companies on a relative basis. Significant catastrophe losses incurred by reinsurers in 2008 have made and may continue to make catastrophe exposed reinsurance more expensive in the future.

Catastrophe Exposure

Insurance and reinsurance companies are subject to losses from catastrophes such as earthquakes, hurricanes, windstorms, hailstorms and terrorist attacks, which are unpredictable and can be very significant. The company’s management of catastrophe risk is discussed in note 19 (Financial Risk Management) to the consolidated financial statements.

Foreign Exchange

The company has assets, liabilities, revenue and costs that are subject to currency fluctuations that may expose the company to foreign currency risk. These currency fluctuations have been and may be very significant and may affect the statement of earnings or, through the currency translation account in accumulated other comprehensive income, shareholders’ equity. The company’s management of foreign currency risk is discussed in note 19 (Financial Risk Management) to the consolidated financial statements.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Competition

The property and casualty insurance and reinsurance industry is highly competitive and will remain highly competitive for the foreseeable future. Competition within this industry is based on price, service, commission structure, product features, financial strength and scale, ability to pay claims, ratings, reputation and name or brand recognition. Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions or offer better terms and conditions without adequate compensation in the form of price increases for the assumption of additional risk. If competitive pressures compel the company to reduce prices or match terms and conditions without receiving adequate compensation in return, the company’s operating margins could decrease. In the future, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention, further reducing operating margins. The company competes with a large number of domestic and foreign insurers and reinsurers, some of which have greater financial, marketing and management resources than the company, and there is no assurance that the company will be able to successfully retain or attract business. The company’s management of pricing risk is discussed in note 19 (Financial Risk Management) to the consolidated financial statements.

Pricing Risk

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. The company’s success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover losses. This could adversely affect the company’s financial condition and net earnings. The company’s management of pricing risk is discussed in note 19 (Financial Risk Management) to the consolidated financial statements. The company’s management of claims reserves is discussed in note 6 (Provision for Claims) to the consolidated financial statements and in the Critical Accounting Estimates and Judgments section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report.

Regulation

Insurance and reinsurance companies are regulated businesses, which means that except as permitted by applicable regulation, Fairfax does not have access to its insurance and reinsurance subsidiaries’ net income and shareholders’ capital without the requisite approval of applicable insurance regulatory authorities. The company’s management of the risks associated with the management of its capital within the various regulatory regimes in which it operates (capital management) is discussed in note 19 (Financial Risk Management) to the consolidated financial statements.

Taxation

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company’s determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. While the company believes its tax positions to be reasonable, where the company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also utilizes external tax professionals as it deems necessary. Tax legislation for each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of future income taxes assets and liabilities.

Strategic

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes thorough due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved which could adversely affect the company’s earnings and financial position.

The strategies and performance of operating companies are regularly assessed by the company’s CEO, Board of Directors and senior management. An annual strategic planning process is conducted where key strategic initiatives at the operating companies are determined, including the alignment of those strategies throughout the organization.

Reliance on Distribution Channels

The company transacts business with a large number of independent brokers on a non-exclusive basis. These independent brokers also transact the business of the company’s competitors and there can be no assurance as to their continuing commitment to distribute the company’s insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company’s brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company’s underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, results of operations and financial condition of the company. The company’s insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company’s established underwriting guidelines.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industry has historically tended to fluctuate in cyclical patterns of “soft” markets, characterized generally by increased competition resulting in lower premium rates and underwriting standards, followed by “hard” markets characterized generally by less intense price competition, strict underwriting standards and increasing premium rates. The company’s profitability tends to follow this cyclical market pattern, with profitability generally increasing in hard markets and decreasing in soft markets. These cyclical fluctuations may produce underwriting results that could adversely affect the company’s earnings and financial position.

Demand for insurance and reinsurance is influenced significantly by competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for reinsurance is also influenced by underwriting results of primary insurers.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive premium levels. The company continues to experience the effects of this cyclicality, which, during down periods, could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing premium rates and levels of surplus capacity that, in turn, may fluctuate as a result of changes in reinsurers’ profitability. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because the larger insurers created by industry consolidation may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by recent or future market entrants or by existing reinsurers. If any of these events transpire, the company’s results of operations in its reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property & casualty business by maintaining sound liquidity and strong capital management as discussed in note 19 (Financial Risk Management) to the consolidated financial statements.

Regional or Geographical Limitations and Risks

The company’s international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. International operations and assets held abroad may be adversely affected by political and other

FAIRFAX FINANCIAL HOLDINGS LIMITED

developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company’s operations permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company’s international operations are widespread and therefore not dependent on the economic stability of one particular region.

General Economic Conditions

Impact on insurance and reinsurance business:

Factors such as changes in the level of employment, consumer spending, business investment, and government spending, the volatility and strength of the global capital markets, and inflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company’s net earnings, financial position and cash flows. In an economic downturn like the current one, which is characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending, the demand for certain insurance and reinsurance products may be adversely affected.

The company actively manages its operations to withstand periods of economic recession by maintaining sound liquidity and strong capital management as discussed in note 19 (Financial Risk Management) to the consolidated financial statements.

Impact on bonds, common and preferred stocks and derivative securities holdings:

General economic conditions can adversely affect the markets for interest rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company’s control. General economic conditions and many other factors can also adversely affect the equities markets and, consequently, the value of the company’s equity securities. In addition, defaults by third parties who fail to pay or perform on their obligations could reduce the company’s investment income and net gains on investment or result in investment losses.

Risks associated with investments in derivative securities include market risk, interest rate risk, liquidity risk and credit risk. The company’s use of derivatives is primarily for general protection against declines in the fair value of the company’s financial assets and is governed by the company’s investment policies. The derivative securities may be extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition. The company may not be able to realize its investment objectives, which could reduce net earnings significantly and adversely affect the company’s business, financial position or results of operations. The company’s management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 19 (Financial Risk Management) to the consolidated financial statements.

Goodwill and Intangibles

The goodwill and intangible assets on the consolidated balance sheet originated from various acquisitions made by the company or from acquisitions made by the company’s operating subsidiaries. Continued profitability of the acquired entity is essential for there to be no impairment in the carrying value of the goodwill. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished.

Management regularly reviews the current and expected profitability of the operating companies relative to plan in assessing the continued usefulness of goodwill. The intended use, expected life, and economic benefit to be derived from intangible assets are evaluated by the company when there are potential indicators of impairment.

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. Financial strength ratings measure a company’s ability to meet its obligations to contract holders. Credit ratings measure a company’s ability to repay its obligations and directly affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company’s relationships with its various rating agencies.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman and significant shareholder, Mr. Prem Watsa, and the senior management of its operating subsidiaries. The industry experience and reputations of these individuals are important factors in the company’s ability to attract new business. The company’s success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. At the subsidiary level, employment agreements have been negotiated with key employees. The company does not currently maintain key employee insurance with respect to any of its employees.

Access to Capital

Fairfax strives to be soundly financed. During 2008 and the early part of 2009, the capital and credit markets experienced extreme volatility and disruption. As a result, access to capital and credit markets was significantly impaired for the company and for many other companies. In the current market, the company’s liquidity needs could increase materially and rapidly for a variety of reasons, many of which are outside of its control. For example, the company’s insurance subsidiaries may require the company to make additional investments in the event that their regulatory capital levels decline below desired levels as a result of future impairments of investment securities or other conditions, including changes in regulatory capital requirements. If the company requires additional capital or liquidity but cannot obtain it at all or on reasonable terms, its business, operating results and financial condition would be materially adversely affected. This risk is mitigated by maintaining high levels of liquid assets at the holding company. The company’s management of liquidity risk is discussed further in note 19 (Financial Risk Management) to the consolidated financial statements.

Information Requests or Proceedings by Government Authorities

Each of the company’s insurance and reinsurance companies is subject to insurance legislation in the jurisdiction in which it operates, and in recent years, the insurance industry and the company have been subject to increased scrutiny by regulators and legislators. The existence of information requests or proceedings by government authorities could have various adverse effects. The company’s internal and external legal counsels coordinate with operating companies in responding to information requests.

Lawsuits

The existence of lawsuits against the company or its affiliates, directors or officers could have various adverse effects. For a full description of the current state of such lawsuits, please see “Lawsuits” in note 14 (Contingencies and Commitments) to the consolidated financial statements.

Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk.

Technology

Third parties provide certain of the key components of the company’s business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. Despite the contingency plans of the company and those of its third party service providers, disruptions in internet, network access or other voice or

FAIRFAX FINANCIAL HOLDINGS LIMITED

data communication services could adversely affect the company’s ability to deliver products and services to customers and to otherwise conduct business.

Operational availability, integrity and security of the company’s information, systems and infrastructure are actively managed through threat and vulnerability assessments, strict security policies and disciplined change management practices.

Change in Presentation of Foreign Currency Gains (Losses)

The company reclassified realized and unrealized foreign currency gains and losses in its consolidated statements of net earnings to enhance the transparency of its financial reporting by removing distortions to underwriting results caused by volatility in foreign currency rates and by giving recognition to the economic hedging relationship that exists between claims liabilities and portfolio investments denominated in foreign currencies within the same operating company. Prior year comparative figures have been reclassified to be consistent with the current year’s presentation, resulting in the reclassification in 2008 of $161.8 of net realized and unrealized foreign currency losses (2007 – $28.7 of net realized and unrealized gains) and $12.0 of net realized and unrealized foreign currency gains (2007 – $2.2 of net realized and unrealized losses) from losses on claims and operating expenses respectively to net gains on investments. The pre-tax foreign currency effect on certain line items in the company’s consolidated financial statements for the years ended December 31 were as follows:

	2009	2008	2007
Net gains (losses) on investments:
Underwriting activities	14.3	(147.9)	26.4
Investing activities	(31.9)	102.5	111.1

Foreign currency gains (losses) included in pre-tax net earnings	(17.6)	(45.4)	137.5
Other comprehensive income – investing activities foreign currency gains (losses)	(39.3)	41.6	(45.2)

	(56.9)	(3.8)	92.3

Change in Accounting Policy

On January 1, 2007, the company adopted the new accounting standards related to financial instruments issued by the Canadian Institute of Chartered Accountants. As a result of adopting these new standards, the company’s financial assets and liabilities are carried at fair value in the consolidated balance sheets, except for receivables and non-trading financial liabilities, which are carried at amortized cost. Realized and unrealized gains and losses on financial assets and liabilities which are held for trading are recorded in the consolidated statements of earnings. Unrealized gains and losses on financial assets which are classified as available for sale are recorded in other comprehensive income until realized, at which time the cumulative gain or loss is recorded in the consolidated statement of earnings. All derivatives are recorded at fair value in the consolidated balance sheet.

Unrealized gains and losses on financial assets which are classified as available for sale and unrealized foreign currency translation amounts arising from self-sustaining foreign operations are recorded in the statement of accumulated other comprehensive income until recognized in the consolidated statement of earnings. Accumulated other comprehensive income is a component of shareholders’ equity. For further details, refer to note 2 (Summary of Significant Accounting Policies) to the consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), for fiscal years beginning on or after January 1, 2011. The company will report its financial results for the year ending December 31, 2011 and its quarterly unaudited interim financial results commencing with the quarter ending March 31, 2011 in accordance with IFRS. The company will also provide comparative data on an IFRS basis, including an opening balance sheet as at January 1, 2010. With the adoption of IFRS, the company will no longer provide a reconciliation of its financial results to US GAAP.

In 2008 the company established a steering committee, a project team and working groups with appropriate IFRS training and expertise to manage the adoption and implementation of IFRS. The project team developed a conversion plan (described below) and provides regular updates to management, the Steering Committee and the Audit Committee on the execution of this plan, including activities completed in the quarter, activities planned for the following quarter and progress towards key goals. Education sessions have been, and continue to be, provided for employees, management and the Audit Committee to increase knowledge and awareness of IFRS and its impact.

The company’s IFRS conversion plan consists of four phases: Preliminary Impact Assessment, Detailed Planning, Execution and Post-Implementation Review. The company has completed the first two phases and continues its work on the Execution phase, which it expects to complete by mid-2010. In working through the Detailed Planning phase, the company reviewed current requirements under IFRS, identified a number of potential measurement differences between IFRS and Canadian GAAP, and considered accounting policy choices along with available first-time adopter implementation exemptions. Management has made and continues to make presentations to the company’s Audit Committee identifying the IFRSs (both current and expected) that it believes will have the most significant impact on the company’s consolidated financial statements. These presentations include an overview of these various IFRSs, ongoing changes to IFRSs, alternative accounting policies available under IFRS, optional exemptions for the application of the standards available to first-time adopters and the identification of the operating groups expected to be impacted most significantly by the adoption of IFRS.

With a project of this scale and significance to the company’s financial reporting, it is critical that the company continue to carefully assess the impact of any changes in requirements and processes on the adequacy of its financial reporting systems and internal controls, including information technology and disclosure controls. A significant amount of effort to adopt and comply with IFRS is required.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures that need to be addressed. Throughout the project the company is monitoring discussion papers, exposure drafts and standards released by the IASB and the International Financial Reporting Interpretations Committee. The company assesses the impact of the proposed standards on its financial statements and disclosure as additional information becomes available.

Management’s assessment to date has identified the following areas expected to be most affected by the transition to IFRS based on IFRSs currently in force: the measurement of financial assets, insurance contracts, and employee benefits.

Many IFRSs are currently undergoing modification or are yet to be issued for the first time. For example, in response to financial reporting issues emerging from the global financial crisis, the IASB is revising or replacing existing IFRS standards that address many of these areas. The IASB plans to replace its existing financial instruments standard in several phases. The first phase was recently completed with the publication of IFRS 9 – Financial Instruments, which addresses the classification and measurement of financial assets, including investment securities. The new accounting model eliminates the available for sale and held to maturity categories, and the need to bifurcate embedded derivatives: it measures hybrid contracts as a whole at fair value through profit and loss (“FVTPL”). Equity instruments are measured at FVTPL by default. An option is available to measure equities that are not held for trading at fair value through other comprehensive income (“FVTOCI”) without recycling of gains and losses to the income statement. Dividend income on equity instruments measured at FVTOCI would be recognized in the income statement. Fixed income investments are measured at amortized cost if both of the following criteria are met: 1) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and 2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. While this new standard is not mandatory until January 1, 2013, the company is considering early adoption in an attempt to simplify its accounting for financial instruments and to streamline its conversion process.

The second phase of the IASB’s financial instruments revision will amend the recognition and measurement requirements for impairment of financial instruments recorded at amortized cost. The IASB issued an Exposure Draft – Financial Instruments: Amortized Cost and Impairment on November 5, 2009. If this standard is finalized as currently drafted, only financial assets measured at amortized cost would be tested for impairment, using an expected credit loss model. Currently, an incurred credit loss model is applied to determine impairment. The final standard is expected to be issued in the fourth quarter of 2010 with mandatory adoption no earlier than January 1, 2013.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The third phase of the IASB’s financial instruments revision will address hedge accounting. The IASB is scheduled to issue an exposure draft on this topic in the first quarter of 2010, with the final standard expected to be issued in the second half of 2010.

Another area where the company anticipates that the adoption of IFRS will have a significant impact is accounting for insurance contracts. The company is limited in its ability to estimate the impact that this standard will have on its financial reporting, and potentially, its business activities, until a conclusion on the measurement model used for insurance contracts is reached by the IASB. The Exposure Draft – IFRS 4 – Insurance Contracts Phase II is expected to be issued in May 2010 and the final standard is expected to be issued in June 2011.

Lastly, the IASB (along with the Financial Accounting Standards Board (“FASB”) in the U.S.) is developing a new accounting standard for employee benefits with the intent of improving accounting for defined benefit pension costs and obligations. The current IFRS is similar to both Canadian and US GAAP and allows the use of the corridor method to determine pension expense for defined benefit pension plans. This approach allows for the deferral and amortization of certain actuarial gains and losses to future accounting periods when determining pension expense (the “corridor method”). Both the IASB and FASB have agreed that the corridor method should be eliminated but have not concluded whether these actuarial gains and losses should be recognized in the period in which they occur directly in other comprehensive income or net earnings. The IASB is scheduled to issue an exposure draft on this topic in the first quarter of 2010 with the final standard expected to be issued in the first half of 2011.

As a result of the changes described above and anticipated changes to IFRS both prior and subsequent to the company’s transition date, combined with changing market conditions, the financial impacts of the adoption of IFRS by the company cannot be reasonably quantified at this time. The company continues to monitor the impact of IFRS on its business activities and based on current IFRSs, no significant impact is anticipated.

The company has evaluated its financial information systems and processes and the financial reporting impact of the issues identified in the Preliminary Impact Assessment and Detailed Planning phases. Based on IFRSs currently in force, management has concluded that the company’s internal controls over financial reporting, disclosure controls and procedures, and underlying financial information systems and processes are appropriately designed and properly functioning for an IFRS reporting environment. It is conceivable that new requirements may arise that could necessitate significant revision to the company’s internal controls over financial reporting, disclosure controls and procedures, and financial information systems and processes as a result of the recently proposed changes for the determination of impairment of financial assets carried at amortized cost and the yet to be defined requirements expected in Exposure Draft – IFRS 4 – Insurance Contracts Phase II. Management continues to concurrently monitor changes to IFRS and the ability of the company’s controls, systems and processes to meet these potential requirements.

The company continues through the Execution phase of its conversion plan, building on the detailed analysis and evaluation of the financial information systems and the financial reporting impact of the issues identified in the Preliminary Impact Assessment and Detailed Planning phases. The company expects to have a draft of its IFRS transition balance sheet by mid-2010, and will commence preparation of preliminary quarterly financial information for 2010 on an IFRS basis in May 2010. At this time the company’s auditors are in the process of reviewing the company’s analysis and documentation of identified measurement differences between Canadian GAAP and IFRS. Management believes that the company continues to track well with its IFRS conversion plan as approved by the Audit Committee.

Critical Accounting Estimates and Judgments

In the preparation of the company’s consolidated financial statements, management has made a number of estimates and judgments, the more critical of which are discussed below.

Provision for Claims

Provisions for claims are valued based on Canadian accepted actuarial practice, which are designed to ensure the company establishes an appropriate reserve on the balance sheet to cover 1) insured losses with respect to reported and unreported claims incurred as of the end of each accounting period and 2) claims expenses. Under Canadian GAAP, the assumptions underlying the valuation of provisions for claims are required to be reviewed and updated on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business.

Provisions for claims are carried on an undiscounted basis. Worker’ compensation claims that are determined to be fixed or determinable are carried at discounted amounts.

For the company’s reinsurance subsidiaries, provisions for claims are established based on reports and individual case estimates provided by the ceding companies. For operating companies that write direct insurance, provisions for claims are based on the case method as they are reported. Case estimates are reviewed on a regular basis and are updated as new information is received. An additional provision over and above those provisions established under the case method is established for claims incurred but not yet reported, potential future development on known claims and closed claims that may reopen (IBNR reserves). The company’s actuaries establish the IBNR reserves based on estimates derived from reasonable assumptions and appropriate actuarial methods. Typically, actuarial methods use historical experience to project the future; therefore, the actuary must use judgment and take into consideration potential changes, such as changes in the underlying book of business, in law and in cost factors.

In order to ensure that the estimated consolidated provision for claims included in the company’s financial statements is adequate, the provisions at the company’s insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax, and one or more independent actuaries, including an independent actuary whose report appears in each Annual Report.

Estimates of loss reserves take into account the company’s assumptions with respect to many factors that will affect ultimate loss costs but are not yet known. The process by which actual carried reserves are determined considers actuarial estimates and many other factors. Such factors, both internal and external, which contribute to the variability and unpredictability of loss costs, include trends relating to jury awards, social inflation, medical inflation, worldwide economic conditions, tort reforms, court interpretations of coverage, the regulatory environment, underlying policy pricing, terms and conditions and claims handling, among others. In addition, information gathered through underwriting and claims audits is also considered. To the extent that these assumptions underlying the loss reserve estimates are significantly incorrect, ultimate losses may be materially different from the estimates included in the consolidated financial statements and may materially and adversely affect results of operations and financial condition. The impact of those differences is reflected in the period they become known.

The reserving process is inherently difficult and subjective, especially in view of changes in the legal and tort environment which impact the development of loss reserves, and therefore quantitative techniques frequently have to be supplemented by subjective considerations and managerial judgment. In addition, trends that have affected development of liabilities in the past may not necessarily occur or affect development to the same degree in the future.

Generally, for each line of business, significant actuarial judgments are made with respect to the following factors used in the loss reserve setting process:

•	Loss trend factors are used to establish expected loss ratios for subsequent accident years based on the projected loss ratios for prior accident years. Provisions for inflation and social inflation (e.g., awards by judges and juries which progressively increase in size at a rate exceeding that of general inflation) and trends in court interpretations of coverage are among the factors which must be considered.

•	Expected loss ratios for the latest accident years generally reflect the expected loss ratios from prior accident years adjusted for the loss trend, as well as the impact of rate level changes and other quantifiable factors.

•	Loss development factors are used to arrive at the ultimate amount of losses incurred for each accident year based on reported loss information. These factors, which are initially calculated based on historical loss development patterns (i.e., the emergence of reported losses over time relative to the ultimate losses to be paid), are then adjusted for current trends.

During the loss settlement period, which can be many years in duration, additional facts regarding individual claims and trends usually become known. As these facts and trends emerge, it usually becomes necessary to refine and adjust the loss reserves upward or downward and even then the ultimate net liability may be materially different from the revised estimates. There is potential for significant variation in the development of loss reserves when actual costs differ from the costs implied by the use of the assumptions employed in the reserve setting process. Among the most critical assumptions are those made for expected loss ratios and loss development factors.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Provision for Uncollectible Reinsurance Recoverables

Fairfax establishes provisions for uncollectible reinsurance recoverables on a centralized basis, which are based on a detailed review of the credit risk of each underlying reinsurer. Considerations involved in establishing these provisions include the balance sheet strength of the reinsurer, its liquidity (or ability to pay), its desire to pay (based on prior history), financial strength ratings as determined by external rating agencies and specific disputed amounts based on contract interpretations which occur from time to time. The company monitors these provisions and reassesses them on a quarterly basis, or more frequently if necessary, updating them as new information becomes available.

Provision for Other than Temporary Impairment in the Value of Investments

Fairfax reviews those investments that are carried at cost or amortized cost, those that are carried at equity, and those that are classified as available for sale on a quarterly basis and focuses its attention on investments for which the fair value has been below cost for six months and on investments that have experienced sharp declines in the market based on critical events, even if those investments have been below cost for less than a six month period. In considering whether or not an impairment is other than temporary, the company assesses the underlying intrinsic value of the investment as of the review date as compared to the date of the original investment and considers the impact of any changes in the underlying fundamentals of the investment. The company also considers the issuer’s financial strength and health, the company’s ability and intent to hold the security to maturity for fixed income investments, the issuer’s performance as compared to its competitors, industry averages, views published by third party research analysts, and the company’s expectations for recovery in value in a reasonable time frame. Provisions for other than temporary impairment in the value of investments are reviewed on a regular basis and, if appropriate, are increased if additional negative information becomes available. Any such provisions are only released on the sale of the security.

Valuation Allowance for Recovery of Future Income Taxes

In determining the need for a valuation allowance for the recovery of future income taxes (which is based on management’s best estimate), management considers primarily current and expected profitability of the companies and their ability to utilize the losses fully within the next few years. Fairfax reviews the recoverability of its future income taxes asset and the valuation allowance on a quarterly basis, taking into consideration the underlying operation’s performance as compared to plan, the outlook for the business going forward, the impact of enacted and proposed changes to tax law and the expiry date of the tax losses.

Assessment of Goodwill for Potential Impairment

Goodwill is subject to impairment tests annually or when significant changes in operating expectations occur. Management estimates the fair value of each of the company’s reporting units using discounted expected future cash flows, which requires the making of a number of estimates, including estimates about future revenue, net earnings, corporate overhead costs, capital expenditures, cost of capital, and the growth rate of the various operations. The discounted cash flows supporting the goodwill in the reporting unit are compared to its book value. If the discounted cash flows supporting the goodwill in the reporting unit are less than its book value, a goodwill impairment loss is recognized equal to the excess of the book value of the goodwill over the fair value of the goodwill. Given the variability of the future-oriented financial information, a sensitivity analysis of the goodwill impairment test is performed by varying the discount and growth rates to enable management to conclude whether or not the goodwill balance has been impaired.

Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The Board has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company and established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. The words “believe”, “anticipate”, “project”, “expect”, “intend”, “will likely result”, “will seek to”, or “will continue” and similar expressions identify forward-looking statements which relate to, among other things, the company’s plans and objectives for future operations and reflect the company’s current views with respect to future results, performance and achievements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net earnings if the reserves of the company’s subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks these subsidiaries insure that are higher or lower than expected; the lowering or loss of one of these subsidiaries’ financial strength or claims paying ability ratings; an inability to realize the company’s investment objectives; exposure to credit risk in the event the company’s subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for these subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect these subsidiaries; an inability to obtain required levels of capital; an inability to access cash of the company’s subsidiaries; risks associated with requests for information from regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income taxes assets. Additional risks and uncertainties are described in this Annual Report under the heading Issues and Risks and in Fairfax’s most recent Base Shelf Prospectus and Supplements (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which are available on SEDAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, except as otherwise required by law.

Quarterly Data (unaudited)

Years ended December 31

	First	Second	Third	Fourth	Full
	Quarter	Quarter	Quarter	Quarter	Year
2009
Revenue	1,279.4	1,735.5	2,213.4	1,407.3	6,635.6
Net earnings (loss)	(60.4)	275.4	562.4	79.4	856.8
Net earnings (loss) per share	$(3.55)	$15.65	$31.04	$1.66	$43.99
Net earnings (loss) per diluted share	$(3.55)	$15.56	$30.88	$1.65	$43.75
2008
Revenue	2,370.5	1,243.5	2,162.9	2,048.7	7,825.6
Net earnings	631.8	27.6	467.6	346.8	1,473.8
Net earnings per share	$34.72	$0.84	$25.40	$19.73	$80.38
Net earnings per diluted share	$33.78	$0.84	$25.27	$19.62	$79.53
2007
Revenue	1,538.7	1,691.1	1,879.6	2,400.8	7,510.2
Net earnings	110.9	168.1	253.2	563.6	1,095.8
Net earnings per share	$6.10	$9.32	$14.12	$31.71	$61.20
Net earnings per diluted share	$5.88	$8.92	$13.47	$30.15	$58.38

Operating results at the company’s insurance and reinsurance operations were improving as a result of company efforts, although they have recently been affected by an increasingly difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments

FAIRFAX FINANCIAL HOLDINGS LIMITED

(including significant gains related to credit default swaps in the fourth quarter of 2008 and during 2009, and related to equity total return swaps in the third and fourth quarters of 2009), the timing of which are not predictable.

Stock Prices and Share Information

As at March 5, 2010 Fairfax had 19,798,165 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 20,546,935 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. Each multiple voting share carries ten votes per share at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2009, 2008 and 2007.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(Cdn$)
2009
High	404.00	329.99	416.40	417.35
Low	272.38	275.95	281.79	364.00
Close	326.00	292.00	397.73	410.00
2008
High	342.20	340.00	350.00	390.00
Low	255.32	240.01	221.94	303.85
Close	298.90	261.00	341.14	390.00
2007
High	276.00	270.48	262.54	311.87
Low	200.00	203.50	195.25	222.16
Close	260.00	203.50	242.52	287.00

The table that follows presents the Toronto Stock Exchange and New York Stock Exchange high, low and closing U.S. dollar prices of subordinate voting shares of Fairfax for each quarter of 2009, 2008 and 2007.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter(1)
	(US$)

2009
High	328.76	280.49	382.38	393.00
Low	211.01	237.16	241.50	343.00
Close	260.50	249.49	370.73	393.00
2008
High	343.00	336.00	330.00	355.48
Low	258.23	235.70	210.50	241.71
Close	287.10	253.90	328.50	313.41
2007
High	238.75	234.42	260.57	310.34
Low	169.41	191.67	180.00	228.64
Close	224.58	191.67	244.00	286.13

(1)	Effective November 24, 2009, Fairfax’s subordinate voting shares are traded in both Canadian and U.S. dollars in the Toronto Stock Exchange. On December 10, 2009, Fairfax’s subordinate voting shares were voluntarily delisted from the New York Stock Exchange.

APPENDIX A
GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED

OBJECTIVES:

1)	We expect to compound our book value per share over the long term by 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees and shareholders – at the expense of short term profits if necessary.

Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

2)	We always want to be soundly financed.

3)	We provide complete disclosure annually to our shareholders.

STRUCTURE:

1)	Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions and financing which are done by or with Fairfax. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)	Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)	Share ownership and large incentives are encouraged across the Group.

4)	Fairfax will always be a very small holding company and not an operating company.

VALUES:

1)	Honesty and integrity are essential in all our relationships and will never be compromised.

2)	We are results oriented – not political.

3)	We are team players – no “egos”. A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)	We are hard working but not at the expense of our families.

5)	We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

6)	We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

7)	We will never bet the company on any project or acquisition.

8)	We believe in having fun – at work!

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Financial Summary

(in US$ millions except share and per share data and as otherwise indicated)(1)

		Per Share
	Increase	Common				Earnings						Common
	(decrease)	share-	Net			before						share-		Closing
	in book value	holders’	earnings			income	Net	Total	Invest-		Net	holders’	Shares	share
	per share	equity	diluted	Revenue		taxes	earnings	assets(2)	ments		debt(3)	equity	outstanding	price(4)

As at and for the years ended December 31:
1985	–	1.52	(1.35)	12.2		(0.6)	(0.6)	30.4	23.9		–	7.6	5.0	3.25	(5)
1986	179.6%	4.25	0.98	38.9		6.6	4.7	93.4	68.8		3.7	29.7	7.0	12.75
1987	48.2%	6.30	1.72	86.9		14.0	12.3	139.8	93.5		4.9	46.0	7.3	12.37
1988	31.1%	8.26	1.63	112.0		17.9	12.1	200.6	111.7		27.3	60.3	7.3	15.00
1989	27.1%	10.50	1.87	108.6		16.6	14.4	209.5	113.1		21.9	76.7	7.3	18.75
1990	41.3%	14.84	2.42	167.0		19.8	18.2	461.9	289.3		83.3	81.6	5.5	11.00
1991	23.9%	18.38	3.34	217.4		28.3	19.6	447.0	295.3		58.0	101.1	5.5	21.25
1992	0.9%	18.55	1.44	237.0		5.8	8.3	464.6	311.7		69.4	113.1	6.1	25.00
1993	42.3%	26.39	4.19	266.7		36.2	25.8	906.6	641.1		118.7	211.1	8.0	61.25
1994	17.7%	31.06	3.41	464.8		33.7	27.9	1,549.3	1,105.9		166.3	279.6	9.0	67.00
1995	25.2%	38.89	7.15	837.0		70.1	63.9	2,104.8	1,221.9		175.7	346.1	8.9	98.00
1996	62.8%	63.31	11.26	1,082.3		137.4	110.6	4,216.0	2,520.4		281.6	664.7	10.5	290.00
1997	36.3%	86.28	14.12	1,507.7		218.0	152.1	7,148.9	4,054.1		369.7	960.5	11.1	320.00
1998	30.4%	112.49	23.60	2,469.0		358.9	280.3	13,640.1	7,867.8		830.0	1,364.8	12.1	540.00
1999	38.3%	155.55	3.20	3,905.9		(72.2)	42.6	22,229.3	12,289.7		1,248.5	2,088.5	13.4	245.50
2000	(4.8%)	148.14	5.04	4,157.2		(66.7)	75.5	21,667.8	10,399.6		1,251.5	1,940.8	13.1	228.50
2001	(21.0%)	117.03	(31.93)	3,953.2		(695.1)	(406.5)	22,183.8	10,228.8		1,194.1	1,679.5	14.4	164.00
2002	7.0%	125.25	17.49	5,104.7		294.7	252.8	22,173.2	10,596.5		1,602.8	1,760.4	14.1	121.11
2003	30.7%	163.70	19.51	5,731.2		537.1	288.6	24,877.1	12,491.2		1,961.1	2,264.6	13.8	226.11
2004	(0.6%)	162.76	3.11	5,829.7		287.6	53.1	26,271.2	13,460.6	(6)	1,965.9	2,605.7	16.0	202.24
2005	(15.5%)	137.50	(27.75)	5,900.5		(466.5)	(446.6)	27,542.0	14,869.4	(6)	1,984.0	2,448.2	17.8	168.00
2006	9.2%	150.16	11.92	6,803.7		878.6	227.5	26,576.5	16,819.7	(6)	1,613.6	2,662.4	17.7	231.67
2007	53.2%	230.01	58.38	7,510.2	(7)	2,160.4	1,095.8	27,941.8	19,000.7	(6)(8)	1,207.4	4,063.5	17.7	287.00
2008	21.0%	278.28	79.53	7,825.6	(7)	2,444.3	1,473.8	27,305.4	19,949.8	(6)(8)	412.5	4,866.3	17.5	390.00
2009	32.9%	369.80	43.75	6,635.6	(7)	1,205.6	856.8	28,402.8	21,273.0	(6)(8)	1,071.1	7,391.8	20.0	410.00

(1)	All share references are to common shares; shares outstanding are in millions.

(2)	Commencing in 1995, reflects a change in accounting policy for reinsurance recoverables.

(3)	Total debt (beginning in 1994, net of cash, short term investments and marketable securities, and of short sale and derivative obligations, in the holding company).

(4)	Quoted in Canadian dollars.

(5)	When current management took over in September 1985.

(6)	Net of $57.2 in 2009 (2008 – $29.4; 2007 – $1,062.8; 2006 – $783.3; 2005 – $700.3; 2004 – $539.5) of short sale and derivative obligations.

(7)	Effective January 1, 2009, the company reclassified realized and unrealized foreign currency gains and losses in its consolidated statements of earnings to enhance the transparency of its financial reporting by removing distortions to underwriting results caused by volatility in foreign currency rates and by giving recognition to the economic hedging relationship which exists between claims liabilities and portfolio investments denominated in foreign currencies within the same operating company. Revenue in 2008 and 2007 has been revised to be consistent with this reclassification.

(8)	Effective January 1, 2007, Canadian Generally Accepted Accounting Principles changed, requiring the company to carry most of its investments at fair value, whereas previously these investments would have been carried at cost or amortized cost. The company adopted these new requirements prospectively, and accordingly prior period investment balances in this table have not been restated.

Corporate Information
Directors of the Company

Anthony F. Griffiths
Corporate Director

Robert J. Gunn
Corporate Director

Alan D. Horn
President and Chief Executive Officer,
Rogers Telecommunications Limited

David L. Johnston
President and Vice-Chancellor, University of Waterloo

Timothy R. Price (as of April 2010)
Chairman, Brookfield Funds,
Brookfield Asset Management Inc.

Brandon W. Sweitzer
Senior Fellow, U.S. Chamber of Commerce

V. Prem Watsa
Chairman and Chief Executive Officer of the Company

Operating Management

    Canadian Insurance – Northbridge

Mark J. Ram, President
Northbridge Financial Corporation

    U.S. Insurance – Crum & Forster

Douglas M. Libby, President
Crum & Forster Holdings Corp.

    Asian Insurance – Fairfax Asia

Ramaswamy Athappan, Chairman and CEO
Fairfax Asia
Chief Executive Officer
First Capital Insurance Limited

Sammy Y. Chan, President
Fairfax Asia

Gobinath Athappan, President
Falcon Insurance Company (Hong Kong) Limited

    Other Insurance

Jacques Bergman, President
Fairfax Brasil

    Reinsurance – OdysseyRe

Andrew A. Barnard, President and CEO
Odyssey Re Holdings Corp.

Brian D. Young, Executive Vice President and COO
Odyssey Re Holdings Corp.

    Other Reinsurance

Keith Thompson, President
Advent Capital (Holdings) PLC

Trevor Ambridge, Managing Director
Advent Capital (Holdings) PLC

Marek Czerski, President
Polish Re

    Runoff

Nicholas C. Bentley, President
RiverStone Group LLC

    Other

Roger Lace, President
Hamblin Watsa Investment Counsel Ltd.

Ray Roy, President
MFXchange Holdings Inc.

Officers of the Company

David Bonham
Vice President, Financial Reporting

John Cassil
Vice President, Taxation

Peter Clarke
Vice President and Chief Risk Officer

Jean Cloutier
Vice President, International

Hank Edmiston
Vice President, Regulatory Affairs

Bradley Martin
Vice President, Chief Operating Officer and Corporate Secretary

Paul Rivett
Vice President and Chief Legal Officer

Eric Salsberg
Vice President, Corporate Affairs

Ronald Schokking
Vice President and Treasurer

Greg Taylor
Vice President and Chief Financial Officer

V. Prem Watsa
Chairman and Chief Executive Officer

Jane Williamson
Vice President

Head Office

95 Wellington Street West
Suite 800
Toronto, Canada M5J 2N7
Telephone (416) 367-4941
Website www.fairfax.ca

Auditors

PricewaterhouseCoopers LLP

General Counsel

Torys

Transfer Agents and Registrars

CIBC Mellon Trust Company, Toronto
Mellon Investor Services, LLC, New York

Share Listing

Toronto Stock Exchange
Stock Symbol: FFH and FFH.U

Annual Meeting

The annual meeting of shareholders of Fairfax Financial Holdings Limited will be held on Thursday, April 22, 2010 at 9:30 a.m. (Toronto time) at Roy Thomson Hall,
60 Simcoe Street, Toronto, Canada